Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109476, 333-1094476-01 and 333-109476-02

PROSPECTUS

Centennial Communications Corp.

Centennial Cellular Operating Co. LLC

GUARANTEED BY CENTENNIAL PUERTO RICO OPERATIONS CORP.

EXCHANGE OFFER OF $500,000,000 IN

OUTSTANDING 10 1/8% SENIOR NOTES DUE 2013
(CUSIP NOS. 15135EAA3 AND U13973AA7)
FOR NEW 10 1/8% SENIOR NOTES DUE 2013

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON NOVEMBER 13, 2003, UNLESS EXTENDED.

TERMS OF THE EXCHANGE OFFER:

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes.

•	The terms of the new notes to be issued are substantially identical to the terms of the outstanding notes, except that transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply. The obligations of Centennial Cellular Operating Co. LLC under the new notes will be guaranteed on a senior unsecured basis by Centennial Puerto Rico Operations Corp.

•	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, known as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchanged securities received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market- making activities or other trading activities.

•	There is no existing market for the new notes to be issued and we do not intend to apply for their listing on any securities exchange.

      See the “Description of the Notes” section beginning on page 102 for more information about the new notes to be issued in this exchange offer.

       See the section entitled “Risk Factors” beginning on page 17 for a discussion of the risks associated with the new notes.

       Neither the Securities and Exchange Commission nor any state securities and exchange commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated October 15, 2003

NOTICE TO INVESTORS
CERTAIN DEFINITIONS
MARKET DATA AND FORECASTS
PROSPECTUS SUMMARY
RISK FACTORS
Forward-Looking Statements
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEPENDENT AUDITORS’ REPORT
CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollar amounts in thousands)
CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollar amounts in thousands, except per share data)
CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS’ DEFICIT (Dollar amounts in thousands)
CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollar amounts in thousands)
CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTICE TO INVESTORS	i
CERTAIN DEFINITIONS	ii
MARKET DATA AND FORECASTS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	17
THE EXCHANGE OFFER	30
USE OF PROCEEDS	38
CAPITALIZATION	39
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA	40
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	43
BUSINESS	69
MANAGEMENT	86
PRINCIPAL STOCKHOLDERS	89
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	92
DESCRIPTION OF OTHER INDEBTEDNESS	97
DESCRIPTION OF THE NOTES	102
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	143
PLAN OF DISTRIBUTION	148
NOTICE TO CANADIAN RESIDENTS	148
LEGAL MATTERS	148
EXPERTS	148
WHERE YOU CAN FIND MORE INFORMATION	149
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	149
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

NOTICE TO INVESTORS

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate as of the date of this prospectus.

      The notes described in this prospectus have not been recommended by or approved by the Securities and Exchange Commission, or the SEC, or any other federal or state securities commission or regulatory authority, nor has the SEC or any such state securities commission or authority passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      You should not construe the contents of this prospectus as investment, legal or tax advice. You should consult your counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of investing in the notes. We are not making any representation to you regarding the legality of an investment in the notes by you under appropriate legal investment or similar laws.

      In making an investment decision regarding the notes offered by this prospectus, you must rely on your own examination of our company and the terms of this exchange offer, including, without limitation, the merits and risks involved. This exchange offer is being made on the basis of this prospectus.

      The information contained in this prospectus has been furnished by us and other sources we believe to be reliable. This prospectus contains summaries, believed to be accurate, of some of the terms of specific documents, but reference is made to the actual documents, copies of which will be made available upon request, for the complete information contained in those documents.

      This prospectus incorporates important business and financial information about the Company that is not included in or delivered with this document but is available without charge to security holders upon written or oral request. Please see “Where You Can Find More Information” for the address and contact information necessary to make a request for more information.

CERTAIN DEFINITIONS

      The terms “Centennial,” the “Company,” “our company” and “we” as used in this prospectus refer to Centennial Communications Corp. and its subsidiaries on a consolidated basis. The term the “Issuers” refers to Centennial Communications Corp. and Centennial Cellular Operating Co. LLC, or “Centennial Cellular,” the issuers of the notes. The term “Centennial Puerto Rico” or “Guarantor” refers to Centennial Puerto Rico Operations Corp., the Guarantor of the obligations of Centennial Cellular under the notes.

      When we say “fiscal 2001,” we mean our fiscal year which began June 1, 2000, and ended May 31, 2001. When we say “fiscal 2002,” we mean our fiscal year which began June 1, 2001, and ended May 31, 2002. When we say “fiscal 2003,” we mean our fiscal year which began June 1, 2002, and ended May 31, 2003. When we say “fiscal 2004,” we mean our fiscal year which began June 1, 2003, and will end May 31, 2004. When we say “fiscal 2005,” we mean our fiscal year which will begin June 1, 2004, and will end May 31, 2005. When we say “fiscal 2006,” we mean our fiscal year which will begin June 1, 2005, and will end May 31, 2006.

      The term “Pops” refers to the population of a market derived from the 2002 Kagan’s Wireless Telecom Atlas and Database, for our U.S. and Puerto Rico service areas, and from the Banco Central De La Republica Dominicana, Departmento de Cuentas Nacionales, for our Dominican Republic service area. The term “Net Pops” refers to a market’s Pops multiplied by the percentage interest as of May 31, 2003, that we own in an entity licensed to construct or operate a wireless telephone system in that market.

MARKET DATA AND FORECASTS

      Industry and market data throughout this prospectus were obtained through Company research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources. We have not sought the consent of any of these sources to refer to their data in this prospectus.

      “En Confianza,” “Centennial Te Escucha,” “Centennial Wireless,” “Centennial de Puerto Rico” and “Centennial Dominicana” are some of our primary trademarks. All other trademarks, service marks or other trade names referred to in this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information about us and the notes, including the section entitled “Risk Factors,” and our financial information appearing elsewhere in this prospectus. The term “original notes” refers to the 10 1/8% Senior Notes due 2013 and the associated guarantee issued on June 20, 2003. The term “new notes” refers to the 10 1/8% Senior Notes due 2013 and the associated guarantee offered by this prospectus. The term “notes” refers to the original notes and the new notes, collectively. Throughout this summary and in this prospectus, we present a financial measure that is not calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP. For a detailed discussion of this non-GAAP term, including management’s belief why this measure provides meaningful information to investors, limitations on the use of this measure and a reconciliation to comparable GAAP measures, see “— Certain Non-GAAP Financial Measures” beginning on page 13.

The Exchange Offer

Securities Offered	$500,000,000 aggregate principal amount of new 10 1/8% Senior Notes due 2013 and the associated guarantee which have been registered under the Securities Act. The terms of the new notes offered in the exchange offer are substantially identical to those of the original notes, except that certain transfer restrictions, registration rights and additional interest provisions relating to the original notes do not apply to the registered new notes.

Outstanding Securities	$500,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 and the associated guarantee issued on June 20, 2003.

The Exchange Offer	We are offering to issue registered new notes in exchange for a like principal amount and like denomination of the original notes. We are offering to issue these registered new notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the original notes when we sold the original notes in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your original notes for exchange by following the procedures described under the heading “The Exchange Offer.”

Tender; Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on November 13, 2003. If you decide to exchange your original notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. You may withdraw any original notes that you tender for exchange at any time prior to the expiration of the exchange offer. If we decide for any reason not to accept any original notes you have tendered for exchange, those original notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer” for a more complete description of the tender and withdrawal provisions.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive.

U.S. Federal Income Tax Considerations	Your exchange of original notes for new notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any cash proceeds from this exchange offer.

Exchange Agent	U.S. Bank National Association.

Consequences of Failure to Exchange Your Original Notes	Original notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your original notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation, however, to register the original notes. If you do not participate in the exchange offer, the liquidity of your original notes could be adversely affected.

Consequences of Exchanging Your Original Notes	Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the new notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

•	acquire new notes issued in the exchange offer in the ordinary course of your business;

•	are not participating, do not intend to participate and have no arrangement or undertaking with anyone to participate, in the distribution of the new notes issued to you in the exchange offer; and

•	are not an “affiliate” of our company as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for original notes which it acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells or transfers any new notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

The Notes

      The terms of the new notes we are issuing in this exchange offer and the original notes are identical in all material respects, except the new notes offered in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the original notes; and

•	will not contain provisions relating to the payment of additional interest to be made to the holders of the original notes under circumstances related to the timing of the exchange offer.

      A brief description of the material terms of the notes follows:

Issuers	Centennial Communications Corp. and Centennial Cellular Operating Co. LLC, collectively referred to as the Issuers.

Securities Offered	$500,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 and the associated guarantees.

Maturity	June 15, 2013.

Interest	Interest will be payable in cash on June 15 and December 15 of each year, beginning December 15, 2003.

Optional Redemption	The Issuers may redeem any of the notes beginning on June 15, 2008. The initial redemption price will be 105.063% of their principal amount, plus accrued interest. The redemption price of the notes will decline each year after June 15, 2008, and will be 100% plus accrued interest beginning on June 15, 2011. In addition, if a change of control occurs before June 15, 2008, the Issuers may redeem the notes at 100% of their principal amount, plus accrued interest, if any, to the date of redemption, plus a “make-whole” premium.

Equity Offering Optional Redemption	Before June 15, 2006, the Issuers may redeem up to 35% of the aggregate principal amount of notes then outstanding with the proceeds of certain equity offerings, at a redemption price equal to 110.125% of their principal amount, plus accrued interest to the redemption date. The Issuers may make such redemption only if after any such redemption, at least 65% of the aggregate principal amount of notes originally issued under the indenture remains outstanding.

Change of Control	Upon the occurrence of a change in control, unless all notes are called for redemption, holders of the notes will have the right to require us to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest to the date of repurchase. However, the Issuers and the Guarantor may not have sufficient funds available or may be prohibited at the time of any change of control to make any required debt repayment.

Ranking	The notes are senior unsecured obligations and will rank equally in right of payment with all of the Issuers’ existing and future senior unsecured and unsubordinated indebtedness, senior in right of payment to all the Issuers’ existing and future subordinated indebtedness and will effectively rank junior to all of the Issuers’ existing and future secured indebtedness, includ-

ing indebtedness outstanding under the senior credit facility, to the extent of the value of the assets securing such indebtedness. The notes rank senior to the Issuers’ existing 10 3/4% senior subordinated notes due 2008, or Senior Subordinated Notes, and our unsecured subordinated notes due 2009, which we refer to as our Mezzanine Debt.

As of May 31, 2003, after giving effect to the offering of the original notes and the use of proceeds therefrom, we would have had $716.3 million in secured indebtedness, including $676.9 million under the senior credit facility and $27.5 million of capitalized leases and tower obligations, and $572.8 million in subordinated indebtedness. The notes are also effectively junior to all liabilities of our subsidiaries that do not guarantee the notes. As of May 31, 2003, these subsidiaries had total liabilities of $259.1 million, excluding intercompany liabilities.

Guarantee	Centennial Cellular’s obligations under the notes are fully, unconditionally and irrevocably guaranteed on a senior unsecured basis by Centennial Puerto Rico, which we also refer to as the Guarantor. The guarantee will rank equally in right of payment with all of the Guarantor’s existing and future senior unsecured and unsubordinated debt and will be effectively subordinated to all of the Guarantor’s existing and future secured debt, including debt under our senior credit facility, to the extent of the value of the assets securing such debt. The guarantee will rank senior to all existing and future subordinated debt of the Guarantor, including the guarantee of the Senior Subordinated Notes. See Note 13 to our audited consolidated financial statements for the year ended May 31, 2003, included elsewhere in this prospectus, for certain financial data relating to the Guarantor and our subsidiaries not guaranteeing our notes.

As of May 31, 2003, after giving effect to the offering of the original notes and the use of proceeds therefrom, Centennial Puerto Rico would have had approximately $676.9 million of senior secured indebtedness consisting of obligations under the senior credit facility, $11.7 million of secured indebtedness under the credit facility which Banco Popular de Puerto Rico provides to our subsidiary, Centennial Puerto Cable TV Corp., which we refer to as the Cable TV Credit Facility, and $370 million of subordinated indebtedness under the guarantee of the Senior Subordinated Notes.

Certain Covenants	The terms of the notes and the indenture restrict our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• incur additional debt that ranks senior in right of payment or equally with the notes;

• create liens;

• pay dividends on, redeem or repurchase our capital stock;

• make investments or other restricted payments;

• restrict dividend or other payments to us;

• enter into transactions with affiliates or related persons;

• guarantee debt;

• sell assets;

• engage in a merger, sale or consolidation; and

• enter into new lines of business.

These covenants are subject to important exceptions and qualifications.

Use of Proceeds	Net proceeds from the sale of the original notes were used to repay $300.0 million of term loans under our senior credit facility, repay $170.0 million of our revolving credit facility under our senior credit facility and the balance to pay fees and expenses related to the offering of the original notes.

Risk Factors	See “Risk Factors” beginning on page 17 for a discussion of certain risks relating to us, our business and an investment in the notes.

The Company

Overview

      We are a leading regional wireless and broadband (wireline and cable television) telecommunications service provider serving over one million customers in markets covering over 17.3 million Net Pops in the United States and the neighboring Caribbean. In the United States, we are a regional wireless service provider in small cities and rural areas in two geographic clusters covering parts of six states. In our Puerto Rico-based Caribbean service area, which also includes operations in the Dominican Republic and the U.S. Virgin Islands, we are a facilities-based, fully integrated communications service provider offering both wireless and, in Puerto Rico and the Dominican Republic, broadband services to business and residential customers.

      On June 20, 2003, we sold $500.0 million aggregate principal amount of the original notes in a private placement transaction. Net proceeds were used to permanently repay $300.0 million of term loans under our senior credit facility, repay $170.0 million of our revolving credit facility under our senior credit facility and the balance to pay fees and expenses related to the transaction. In connection with the sale of the original notes, we amended our senior credit facility to provide us with additional flexibility under the financial and other covenants in the senior credit facility.

      Our ratios of earnings to fixed charges, as defined under Item 503 of SEC Regulation S-K, for fiscal 2000 and 2001 were 1.16 and 3.21, respectively. For fiscal 1999, 2002 and 2003, earnings were less than fixed charges by $64.1 million, $93.3 million and $181.8 million, respectively.

Our Operations

U.S. Wireless

      In the United States, we provide digital wireless service in two geographic clusters, covering approximately 6.1 million Net Pops. Our Midwest cluster includes parts of Indiana, Michigan and Ohio, and our Southeast cluster includes parts of Louisiana, Mississippi and Texas. Our clusters are comprised of small cities and rural areas that generally have lower penetration levels and fewer competitors than major metropolitan areas. Through clustering, we believe we are able to achieve critical mass and operating efficiencies while developing a respected brand image within our service areas. Further, these clusters are near major metropolitan markets, and we benefit from the traffic generated by subscribers of other wireless service providers who roam into our coverage areas.

      We have long-term roaming agreements with AT&T Wireless Services, Inc. and Cingular Wireless LLC. These roaming agreements enable us to offer nationwide plans at attractive rates and provide predictable roaming revenue for us.

      We believe that the quality and coverage of our network provide us with a strategic advantage over our competitors. We own 25 MHz of spectrum in the 800 MHz frequency band in each of our U.S. wireless markets. Our network currently employs both analog and TDMA (time division multiple access) digital technology. We have begun to overlay our Midwest cluster network with GSM (global system for mobile communications) technology that will support GPRS (general packet radio service) advanced data technology and will align our technology with our largest roaming partners. We expect to launch GSM service in the Midwest cluster by the end of 2003. We intend to begin the overlay of our Southeast cluster network with GSM technology after we complete the overlay of our Midwest cluster, and we expect to launch GSM service in the Southeast cluster in 2004.

      In connection with the AT&T Wireless roaming agreement, AT&T Wireless granted us two separate options to purchase 10 MHz of spectrum covering an aggregate of approximately 4.2 million Pops in Michigan and Indiana that is contiguous to our Midwest cluster for an aggregate price of $20 million. This option provides us with the opportunity to expand our U.S. wireless operations. We are still evaluating this business opportunity, which would require us to incur additional capital expenditures if we elected to build out our network in these areas. The options expire in late 2004 and early 2005.

Caribbean Region

      In the Caribbean region, we have an established business with attractive adjusted operating income margins, substantial adjusted operating income and significant growth potential. We offer wireless, wireline and cable television services in Puerto Rico, wireless and wireline services in the Dominican Republic and wireless services in the U.S. Virgin Islands. We derived approximately 90% of our Caribbean revenue for fiscal 2003 from our Puerto Rico operations. Puerto Rico is a U.S. dollar-denominated and Federal Communications Commission, or FCC, regulated commonwealth of the United States. We believe wireless telecommunications services are experiencing significant growth in this region due to lower wireless penetration and lower wireline teledensity as compared to other parts of the United States. We also believe that lower wireline teledensity has resulted in significant substitution of wireline services for wireless services. This is evidenced by a 29% increase in our postpaid minutes of usage per month from 760 minutes for fiscal 2002 to 981 minutes for fiscal 2003. This compares to approximately 434 minutes, according to the Cellular Telecommunications and Internet Association, for wireless subscribers in the United States for the twelve months ended December 31, 2002. For this reason, we focus on intensive postpaid users of service generating higher ARPUs, which are total monthly revenue (including roaming revenue) per wireless subscriber.

      Caribbean Wireless. Our Caribbean wireless operations cover a population of approximately 13.0 million and serve Puerto Rico, the Dominican Republic and the U.S. Virgin Islands using the same digital technology, called CDMA (code division multiple access). We launched wireless services in Puerto Rico in December 1996, in the Dominican Republic in October 2000 and in the U.S. Virgin Islands in June 2001.

      We provide wireless services in Puerto Rico pursuant to a 30 MHz license in the 1900 MHz frequency band which also covers the U.S. Virgin Islands. Our wireless network is supported by our high-capacity terrestrial and undersea fiber-optic network, which decreases our marginal network costs. In fiscal 2003, for example, our Puerto Rico wireless operating expenses per minute were 53% lower than our U.S. wireless operations, and our Puerto Rico wireless network capital expenditures for each incremental minute of use were 74% lower than those of our U.S. wireless operations.

      In the Dominican Republic, we own 80% of All America Cables and Radio, Inc., our Dominican Republic subsidiary which operates under the name “Centennial Dominicana” and holds a 30 MHz license at the 1900 MHz frequency band. Our Dominican Republic operations are experiencing significant growth, and, while adjusted operating income for fiscal 2003 was negative, it was positive in the fourth quarter of fiscal 2003.

      Caribbean Broadband. Our Caribbean broadband business includes wireline operations in Puerto Rico and the Dominican Republic and cable television operations in Puerto Rico. We launched broadband services in Puerto Rico in August 1997 and in the Dominican Republic in April 2000, and we acquired cable television operations in Puerto Rico in September 2000.

      In Puerto Rico, we have built a fully integrated communications company since our launch in 1997 and are the only significant fiber-based competitive local exchange carrier, or CLEC, on the island. We provide a full range of services, including switched voice, private line services, international long distance, data, cable television, toll-free and Internet-related services, to business and residential customers over our own fiber-optic, coaxial and microwave network. Our digital cable television system serves southern and western Puerto Rico. This digital cable system allows us to bring last mile broadband services to these less densely populated areas of Puerto Rico and enables us to bundle high speed data services with video, which we believe is an important factor in attracting and retaining customers.

      In the Dominican Republic, we have constructed a terrestrial fiber-optic network in Santo Domingo, the country’s capital, and offer broadband services there. Currently, the majority of our broadband revenue in the Dominican Republic is derived from terminating the long-distance traffic of other carriers originating in the United States.

      To complement our terrestrial fiber networks, we own significant undersea fiber-optic capacity connecting key markets in the Caribbean with our international gateway switch in Miami, Florida. This extensive fiber network allows us to offer customers with operations in our Caribbean service area low-cost, high quality, end-to-end broadband solutions. For example, we provide America Online, Inc. with telecommunications services to enable it to bring its Internet services to Puerto Rico.

Competitive Strengths

      Significant and Improving Cash Flow. Our U.S. wireless networks have been upgraded for digital TDMA technology and our GSM network build out is in progress and expected to be substantially completed by the end of 2004. The build-out of our Caribbean wireless, fiber-optic and cable television networks is substantially complete. A 38.0% decline in capital expenditures and a 17.1% increase in adjusted operating income from fiscal 2002 to 2003 have resulted in improved cash flow.

      Competitive Advantage Through Our Owned Fiber-Optic Network in the Caribbean. Our extensive terrestrial fiber-optic network supports all of our services in the Caribbean and, along with the purchased capacity we have on undersea fiber-optic cables, allows us to offer our customers a single-vendor solution for broadband connectivity to the United States. Our broadband and wireless businesses share other infrastructure, including switching equipment and back-office functions, which we believe enables us to transmit traffic more cheaply than our competitors. We maximize this advantage by serving intensive users of telecommunications services.

      Extensive Direct Distribution. Over 84% of our wireless sales in the United States and Caribbean and substantially all of our broadband and cable television sales are made through our employees. We believe this extensive company-owned distribution network, consisting of 82 stores and 161 kiosks and 1,284 sales associates as of May 31, 2003, enables us to provide a superior sales and customer service experience to our customers. We believe our competitors rely more heavily on higher cost, indirect distribution channels.

      High Quality Network. We believe that the quality and coverage of our network contributes to our high customer retention. Our monthly postpaid customer retention rate was 98% for our U.S. wireless operations for fiscal 2003, which we believe is among the highest in the industry. Further, we are overlaying our network with GSM technology, which is the most commonly used global standard and is employed by our largest roaming partners. The primary benefits of GSM/ GPRS technology are better network capabilities and a superior selection of handsets in terms of price, functions and style.

      Market Opportunity in the Caribbean. We believe that Puerto Rico and the Dominican Republic are large, politically stable markets with lower penetration rates and lower teledensity rates than the United States for both wireless and broadband telecommunications services and present an attractive market opportunity for us.

      Geographic Focus. We believe that we are able to give our geographic markets more focused attention than the national and multinational telecommunications operators with whom we compete. Generally, our markets are not large enough to be of critical importance to national and global competitors, which we believe permits us to provide superior customer service and tailored service offerings to these specific regions and customers.

      Strong Management Team and Equity Investors. We have assembled our management team from several of the world’s leading telecommunications operators, including ALLTEL Corporation/360 Communications Co., Bell Atlantic Corporation (now Verizon Communications Inc.), SBC Communications Inc., BellSouth Corporation and Millicom International Cellular S.A. Welsh, Carson, Anderson & Stowe, or Welsh Carson, and The Blackstone Group, leading private equity investors, are controlling stockholders of Centennial.

Business Strategy

      Target High Quality Wireless Customers. We target high usage wireless customers in our Caribbean service area by offering service plans with a significant number of minutes in exchange for a higher monthly fee. We grew our postpaid customer base in our Caribbean service area by 26% in fiscal 2003. The ARPU for our Caribbean postpaid wireless customers was $76 for fiscal 2003, and bad debt expense for our Caribbean operations was 2.1% of service revenue for fiscal 2003. We believe we are able to generate high customer revenue because we provide superior customer service and we are able to offer rate plans with a large number of minutes.

      Increase Penetration of Our Broadband Business. We are the only significant facilities-based competitor to the Puerto Rico Telephone Company, or PRTC, the incumbent wireline carrier in Puerto Rico. We have laid approximately 1,500 miles of fiber-optic cable in Puerto Rico that reaches approximately 1,000 buildings. We believe that our ability to extend this extensive owned fiber-optic network directly to the customer premises enables us to quickly meet customer demands for high-bandwidth services. We believe this network, coupled with our competitive prices, allows us to capture a large share of new, high-capacity landline services in Puerto Rico. We intend to continue to leverage this network to increase our market share. We currently serve some of the largest enterprises, carriers and governmental institutions in Puerto Rico, including Cisco Systems, Inc., IBM Corporation, Lucent Technologies Inc., Microsoft Corporation, The Procter & Gamble Company and the University of Puerto Rico.

      Deploy GSM/ GPRS in Our U.S. Wireless Network. We have begun to overlay our Midwest cluster network with GSM technology that will support GPRS advanced data technology and expect to launch GSM service in our Midwest cluster by the end of 2003. We intend to begin the overlay of our Southeast cluster network with GSM technology after we complete our overlay in our Midwest cluster, and we expect to launch GSM service in the Southeast cluster in 2004. GSM/ GPRS provides faster data services and makes available lower-cost, more attractive, multi-functional handsets, such as camera phones. Further, it aligns us technologically with our principal roaming partners. We expect this deployment will improve our service offerings and will be important in attracting and retaining customers for our U.S. wireless operations.

      Continue to Build Brand. Brand development is essential in the increasingly competitive telecommunications environments. Our brand emphasizes a superior customer experience by providing a quality network and effective customer service. As a regional telecommunications provider, we tailor our brand to the three markets we serve: “Trusted Advisor” in the United States, “En Confianza” in Puerto Rico and “Centennial Te Escucha” in the Dominican Republic. We believe the success of our brand-building efforts during fiscal 2003 was demonstrated by our lowest-ever level of postpaid churn, 1.8%, in the fourth quarter.

Organizational Structure

      Our corporate structure is as follows:

See “Description of Certain Indebtedness” for more information.

      Centennial Communications Corp., incorporated in the State of Delaware in 1988, and Centennial Cellular, a Delaware limited liability company formed in 1998 and a wholly-owned subsidiary of Centennial Communications Corp., are co-issuers of the notes.

      We are a Delaware corporation and our principal executive offices are located at 3349 Route 138, Building A, Wall, New Jersey 07719. Our main telephone number is (732) 556-2200.

Recent Developments

      On September 11, 2003, we announced that we intended to offer for sale approximately 30 million newly-issued shares of our common stock in a public offering. On September 24, 2003, we announced that we had withdrawn this public offering of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following sets forth our summary consolidated financial data as of May 31, 2003, and for the fiscal years ended May 31, 2003, 2002 and 2001, which are derived from our audited consolidated financial statements and the related notes included in this prospectus, and for the fiscal years ended May 31, 2000 and 1999, which are derived from audited financial information not included in this prospectus. You should read this information in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. See “— Certain Non-GAAP Financial Measures” for a description of “adjusted operating income,” the non-GAAP financial measure we use below, a discussion of the reasons why management believes this non-GAAP financial measure provides meaningful information to investors, the limitations of the use of this non-GAAP financial measure and a reconciliation of this measure to the most comparable GAAP measure.

Year Ended May 31,

2003	2002	2001	2000	1999

(Dollar amounts in thousands)
Consolidated Statement of Operations Data(1)
Revenue:
Service revenue	$718,273	$692,444	$616,614	$522,275	$404,589
Equipment sales	27,462	23,409	27,278	21,450	8,250

Total revenue	745,735	715,853	643,892	543,725	412,839

Costs and Expenses:
Cost of services	155,509	163,462	131,058	104,438	93,520
Cost of equipment sold	71,676	57,696	48,913	33,538	23,065
Sales and marketing	92,942	104,381	94,364	76,800	51,538
General and administrative	134,918	137,718	114,449	91,090	61,218
Recapitalization costs	—	—	—	—	52,831
Depreciation and amortization	139,303	158,947	114,644	82,624	114,696
Loss on impairment of assets	189,492	(10)	33,985	(11)	—	—	—
(Gain) loss on disposition of assets	(1,829)	525	(369,181	)(12)	72	(8,031)

Total costs and expenses	782,011	656,714	134,247	388,562	388,837

Operating (loss) income	(36,276)	59,139	509,645	155,163	24,002

Income from equity investments(2)	192	564	8,033	16,500	11,502
Interest expense — net	(144,272)	(150,338)	(156,579)	(149,494)	(122,772)
Other non-operating (loss) income	(1,045)	96	68	—	—

(Loss) income before income tax benefit (expense), minority interest and cumulative effect of change in accounting principle	(181,401)	(90,539)	361,167	22,169	(87,268)
Income tax benefit (expense)	70,020	11,476	(185,692)	(5,568)	6,820

(Loss) income before minority interest and cumulative effect of change in accounting principle	(111,381)	(79,063)	175,475	16,601	(80,448)
Minority interest in (loss) income of subsidiaries(3)	(493)	1,542	11,161	76	281

(Loss) income before cumulative effect of change in accounting principle	(111,874)	(77,521)	186,636	16,677	(80,167)
Cumulative effect of change in accounting principle, net of income taxes of ($2,271)	—	—	(3,719)	—	—

Net (loss) income	(111,874)	(77,521)	182,917	16,677	(80,167)
Dividend on preferred stock(4)	—	—	—	—	9,906

(Loss) income applicable to common shares	$(111,874)	$(77,521)	$182,917	$16,677	$(90,073)

	Year Ended May 31,

	2003	2002	2001	2000	1999

	(Dollar amounts in thousands)
Other Consolidated Data(1):
Adjusted operating income(5)	$295,690	$252,596	$255,108	$237,859	$183,498
Net cash provided by (used in) operating activities	196,003	115,220	(22,844)	59,079	144,178
Net cash (used in) investing activities	(107,948)	(224,842)	(71,823)	(192,358)	(136,945)
Net cash (used in) provided by financing activities	(52,234)	120,148	105,133	95,017	29,288
Capital expenditures	133,109	214,679	224,978	149,112	103,404
Total debt less cash and cash equivalents(6)	1,689,368	1,774,646	1,668,891	1,551,694	1,354,136

	Year Ended May 31,

	2003		2002	2001	2000	1999

	(Dollar amounts in thousands
	except per share and per customer data)
U.S. Wireless(1)
Revenue	$353,232		$351,051	$364,894	$344,946	$285,347
Adjusted operating income(5)	$160,435		$148,905	$152,307	$151,664	$127,431
Subscribers(6)	540,900		540,300	500,100	445,300	320,600
Postpaid churn(7)	2.0%		2.2%	2.2%	2.0%	1.9%
Penetration(8)	8.8%		8.8%	8.4%	7.2%	5.5%
Monthly revenue per average wireless customer(9)	$55		$56	$64	$76	$82
Roaming revenue	$77,628		$92,584	$109,487	$113,291	$83,336
Capital expenditures	$44,211		$30,741	$45,518	$45,532	$37,908
Caribbean Operations(1)
Wireless revenue	$261,255		$234,595	$196,693	$162,535	$109,766
Broadband revenue	$141,250		$137,837	$89,068	$43,878	$17,726
Wireless adjusted operating income(5)	$96,613		$78,492	$79,044	$76,555	$46,830
Broadband adjusted operating income(5)	$38,642		$25,199	$23,757	$9,640	$9,237
Wireless subscribers(6)	398,600	(13)	366,500	263,000	181,500	133,500
Postpaid churn(7)	2.7%		2.6%	2.8%	4.5%	3.4%
Penetration(8)	3.1%		2.4%	2.1%	4.6%	3.3%
Monthly revenue per average wireless customer(9)	$58		$61	$76	$86	$89
Cable TV subscribers(6)	78,200		91,600	93,500	—	—
Fiber route miles(6)	1,516		1,407	1,137	482	328
Wireless capital expenditures	$50,423		$110,382	$116,838	$72,737	$52,571
Broadband capital expenditures	$38,475		$73,556	$62,622	$30,843	$12,925

	As of May 31, 2003

	Actual	Pro Forma(14)

	(Dollar amounts in
	thousands)
Balance Sheet Data(1)
Cash and cash equivalents	$69,692	$71,592
Property, plant and equipment — net	675,574	675,574
Total assets	1,446,848	1,467,813
Current portion of long-term debt	89,401	11,541
Long-term debt	1,669,659	1,777,519

(1)	All financial and operational data includes the historical results of our U.S. wireless Southwest cluster (disposed November 2000), Centennial Digital Jamaica (disposed August 2002) and Infochannel Limited (disposed January 2003).

(2)	Represents our proportionate share of profits and losses from our interest in earnings of limited partnerships controlled and managed by other cellular operators and accounted for using the equity method.

(3)	Represents the percentage share of income or losses of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

(4)	Represents cash dividends paid with respect to preferred stock. No preferred stock is currently outstanding.

(5)	“Adjusted operating income” is a non-GAAP financial measure. Please see “— Certain Non-GAAP Financial Measures” for a description of this non-GAAP financial measure, a discussion of the reasons why management believes this non-GAAP financial measure provides meaningful information to investors, the limitations of the use of this non-GAAP financial measure and a reconciliation of adjusted operating income to the most comparable GAAP financial measure.

(6)	As of period-end.

(7)	Churn is defined as the number of postpaid wireless subscriber cancellations per month as a percentage of the weighted average total postpaid wireless subscribers at the beginning of the period. Churn is stated as the average monthly churn rate for the period.

(8)	The penetration rate equals the percentage of total population in our service areas who are subscribers to our wireless service as of a period-end.

(9)	Revenue per average wireless customer is defined as total monthly revenue (including roaming revenue) per wireless subscriber, which we refer to as ARPU in this prospectus.

(10)	Fiscal 2003 net loss includes a non-cash charge of $189,492 related to a write-down of the intangible assets associated with our Puerto Rico cable television operations and the reduction of the carrying value of some of our undersea cable assets.

(11)	Fiscal 2002 net loss includes a charge of $33,985 relating to impairment on our Jamaica operations and non-Caribbean undersea fiber-optic cables.

(12)	Fiscal 2001 net income includes a $369,181 gain relating to the disposition of some of our equity investments and our U.S. wireless Southwest cluster.

(13)	Reflects a reduction of 30,200 subscribers in fiscal 2003 resulting from the divestiture of Centennial Digital Jamaica in August 2002.

(14)	Reflecting, on a pro forma basis, the issuance of $500.0 million principal amount of the original notes in June 2003 and the application of the net proceeds of the offering to the repayment of $300.0 million in term loans under our senior credit facility and $170.0 million of our revolving credit facility, as if the issuance of the original notes occurred on May 31, 2003.

CERTAIN NON-GAAP FINANCIAL MEASURES

      Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, define and prescribe the conditions for use of certain non-GAAP financial information in SEC filings. Throughout this prospectus, we present “adjusted operating income” which is a financial measure that is not calculated and presented in accordance with GAAP. We previously referred to this non-GAAP financial measure in our SEC filings, press releases and other communications with investors as “adjusted EBITDA.” The change to “adjusted operating income” is a change in name only and we have not changed the way we calculate current or prior results with respect to this financial measure.

      We view adjusted operating income as an operating performance measure, and as such we believe that the GAAP financial measure most directly comparable to it is net income or net loss. In calculating adjusted operating income, we exclude from net income or net loss the financial items that we believe have less significance to the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the limitations on the use of this non-GAAP financial measure as a result of these exclusions. Adjusted operating income is not an alternative to net income, operating income or cash flows from operating activities as calculated and presented in accordance with GAAP. You should not rely on adjusted operating income as a substitute for any GAAP financial measure. In addition, our calculation of adjusted operating income may or may not be consistent with that of other companies. We strongly urge you to review the reconciliation of adjusted operating income to comparable GAAP financial measures that are included in this prospectus and our financial statements, including the notes thereto, and the other financial information contained in this prospectus and our other SEC filings, which are incorporated by reference in this prospectus, and not to rely on any single financial measure to evaluate our business.

      Adjusted operating income is used by our management as a supplemental financial measure to evaluate the performance of our business that, when viewed with our GAAP results and the accompanying reconciliations, we believe provides a more complete understanding of factors and trends affecting our business than the GAAP results alone. Management also uses this financial measure as one of several criteria to determine the achievement of performance-based cash bonuses. We also regularly communicate our adjusted operating income to the public through our earnings releases because it is the financial measure commonly used by analysts that cover our industry and our investor base to evaluate our performance. We understand that analysts and investors regularly rely on non-GAAP financial measures, such as adjusted operating income, to provide a financial measure by which to compare a company’s assessment of its operating performance against that of other companies in the same industry. This non-GAAP financial measure is helpful in more clearly reflecting the sales of our products and services, as well as highlighting trends in our core businesses that may not otherwise be apparent when relying solely on GAAP financial measures, because this non-GAAP financial measure eliminates from earnings financial items that have less bearing on our performance. In addition, as our calculation of adjusted operating income is similar, but not identical, to certain financial ratios used in the financial covenants of our senior credit facility and the indentures governing our Senior Subordinated Notes and the original notes and since we do not publicly disclose the calculations of these financial ratios, adjusted operating income is the most comparable financial measure that is readily available to investors to evaluate our compliance with our financial covenants.

      The term “adjusted operating income” as used in this prospectus refers to, for any period, earnings before cumulative effect of change in accounting principle, minority interest in income (loss) of subsidiaries, income tax (benefit) expense, other non-operating (income) loss, net interest expense, income from equity investments, (gain) loss on disposition of assets, recapitalization costs, loss on impairment of assets, special non-cash charge and depreciation and amortization.

      Set forth below are descriptions of the financial items that have been excluded from our earnings to calculate adjusted operating income and the material limitations associated with using this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measures:

•	The cumulative effect of a change in accounting principle was recorded during fiscal 2001 and represents the effect of a change in accounting principle related to certain activation fees charged to customers, and recorded as revenue, to conform our revenue recognition policies to the requirements of the SEC’s Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements.” This change in accounting principle generated a one-time non-cash charge in fiscal 2001, which we believe is not indicative of our core operating performance.

•	Minority interest in (loss) income of subsidiaries relates to our minority investors’ proportionate share of income or losses in our non-wholly owned subsidiaries, which generated non-cash charges to our operating results. Operating results attributable to these minority investors’ investments do not necessarily result in any actual benefit or detriment to us and, therefore, we believe it would be more helpful for an investor to exclude such items as being more reflective of our core operating performance.

•	Management does not consider income tax (benefit) expense when considering the profitability of our core operations. Nevertheless, the amount of taxes we are required to pay reduces the amount of funds otherwise available for use in our business and thus may be useful for an investor to consider.

•	Other non-operating (loss) income relates to foreign currency translation losses in our operations in the Dominican Republic because some of our revenue in the Dominican Republic is collected in local currency, the DR peso. Although foreign currency translation gains or losses have a cash effect on our results, because some of our costs incurred in the Dominican Republic are paid in U.S. dollars, by excluding them we are better able to evaluate the real effects of changes in our core operating performance.

•	The amount of interest expense we incur is significant and reduces the amount of funds otherwise available to use in our business and, therefore, is important for investors to consider. However, management does not consider the amount of interest expense when evaluating our core operating performance.

•	Income from equity investments relates to our proportionate share of income or loss from the entities in which we hold minority interests. We do not control these entities and, as such, do not believe the income we receive from such entities is indicative of our core operating performance.

•	(Gain) loss on the disposition of assets may increase or decrease the cash available to us and thus may be important for an investor to consider. We are not in the business of acquiring or disposing of assets and, therefore, the effect of the disposition of assets may not be comparable from year-to-year. We believe such gains or losses recorded on the disposition of an asset do not reflect the core operating performance of our business.

•	The recapitalization costs relate to our only recapitalization that occurred in January 1999. As such, we do not believe these costs are relevant to an understanding of our core operating performance.

•	Impairment of assets is a non-cash charge incurred as a result of changes in the valuations of our assets. Although it is important to recognize that some of our assets have decreased in value, we do not believe it is indicative of our core operating performance.

•	The special non-cash charge relates to disputed billings that arose in prior fiscal years with the Puerto Rico Telephone Company, or PRTC. We recorded this charge in the second quarter of fiscal 2003 as a result of recent developments in these disputes and the protracted negotiations with the PRTC concerning the disputed billings. While these charges reduce cash available to us, due to newly negotiated interconnection rates with the PRTC, we believe disputed charges will become less material in future periods.

•	Depreciation and amortization are important for investors to consider, even though they are non-cash charges, because they represent generally the wear and tear on our plant and equipment, which produce our revenue. We do not believe these charges are indicative of our core operating performance.

      Management compensates for the above-described limitations of using this non-GAAP financial measure by using this non-GAAP financial measure only to supplement our GAAP results to provide a more complete understanding of the factors and trends affecting our business.

      The following tables set forth a reconciliation of net (loss) income to adjusted operating income for our consolidated results. See “— Summary Consolidated Financial Data” for our consolidated total revenue in each period presented.

Reconciliation of Consolidated Net (Loss) Income to Adjusted Operating Income

	Year Ended May 31,

	2003	2002	2001	2000	1999

	(Dollar amounts in thousands)
Net (loss) income	$(111,874)	$(77,521)	$182,917	$16,677	$(80,167)
Cumulative effect of change in accounting principle	—	—	3,719	—	—
Minority interest in loss (income) of subsidiaries	493	(1,542)	(11,161)	(76)	(281)
Income tax (benefit) expense	(70,020)	(11,476)	185,692	5,568	(6,820)
Other non-operating loss (income)	1,045	(96)	(68)	—	—
Interest expense — net	144,272	150,338	156,579	149,494	122,772
Income from equity investments	(192)	(564)	(8,033)	(16,500)	(11,502)

Operating (loss) income	(36,276)	59,139	509,645	155,163	24,002
(Gain) loss on disposition of assets	(1,829)	525	(369,181)	72	(8,031)
Recapitalization costs	—	—	—	—	52,831
Loss on impairment of assets	189,492	33,985	—	—	—
Special non-cash charge	5,000	—	—	—	—
Depreciation and amortization	139,303	158,947	114,644	82,624	114,696

Adjusted operating income	$295,690	$252,596	$255,108	$237,859	$183,498

      Our business segments were determined in accordance with GAAP. Our management measures the operating performance of each of our business segments based on adjusted operating income. Adjusted operating income is the measure of profit or loss reviewed by the chief operating decision maker when assessing the performance of each segment and making decisions about the resources to allocate to each segment. Under current SEC rules for non-GAAP financial measures, adjusted operating income as used with respect to our business segments is not required to be reconciled to a GAAP financial measure. We have, however, also provided in the following tables a reconciliation of operating income (loss) to adjusted operating income for each of our business segments. See “— Summary Consolidated Financial Data” for our total revenue in each of our business segments for each of the periods presented.

U.S. Wireless

Reconciliation of Operating Income to Adjusted Operating Income

	Year Ended May 31,

	2003	2002	2001	2000	1999

	(Dollar amounts in thousands)
Operating income	$125,930	$103,149	$478,089	$116,081	$28,432
Recapitalization costs	—	—	—	—	39,337
Loss (gain) on disposition of assets	100	(11)	(369,225)	27	(7,620)
Depreciation and amortization	34,405	45,767	43,443	35,556	67,282

Adjusted operating income	$160,435	$148,905	$152,307	$151,664	$127,431

Caribbean Wireless

Reconciliation of Operating Income (Loss) to Adjusted Operating Income

	Year Ended May 31,

	2003	2002	2001	2000	1999

	(Dollar amounts in thousands)
Operating income (loss)	$36,811	$(4,795)	$35,028	$35,554	$(4,986)
Recapitalization costs	—	—	—	—	8,209
(Gain) loss on disposition of assets	(1,600)	56	31	45	(381)
Loss on impairment of assets	—	24,349	—	—	—
Special non-cash charge	4,389	—	—	—	—
Depreciation and amortization	57,013	58,882	43,985	40,956	43,988

Adjusted operating income	$96,613	$78,492	$79,044	$76,555	$46,830

Caribbean Broadband

Reconciliation of Operating (Loss) Income to Adjusted Operating Income

	Year Ended May 31,

	2003	2002	2001	2000	1999

	(Dollar amounts in thousands)
Operating (loss) income	$(199,016)	$(39,215)	$(3,472)	$3,528	$556
Recapitalization costs	—	—	—	—	5,285
(Gain) loss on disposition of assets	(330)	480	13	—	(30)
Loss on impairment of assets	189,492	9,636	—	—	—
Special non-cash charge	611	—	—	—	—
Depreciation and amortization	47,885	54,298	27,216	6,112	3,426

Adjusted operating income	$38,642	$25,199	$23,757	$9,640	$9,237

RISK FACTORS

      An investment in the notes involves a high degree of risk. You should carefully consider the following factors and other information included in or incorporated by reference in this prospectus before investing in the notes. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below.

Risks Relating Our Capital Structure and the Notes

We will require a significant amount of capital in the future to meet our substantial debt obligations and to maintain and develop our business and operations. Our ability to generate this capital depends on many factors beyond our control.

      We are a highly leveraged company. At May 31, 2003, on a pro forma basis after giving effect to the offering of the original notes, we would have had approximately $1.8 billion of consolidated long-term debt. Our ability to make payments on our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our fiscal 2004, 2005 and 2006 scheduled amortization payments on all our debt will be approximately $11.5 million, $90.3 million and $110.1 million, respectively, after giving effect to the offering of the original notes. Net cash provided by operations for fiscal 2003 was $196.0 million. Our capital expenditures were approximately $133.1 million for fiscal 2003. Our debt payments were $86.2 million in fiscal 2003.

      Our substantial debt service obligation could have important consequences to you, including the following:

•	limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, debt service requirements or other purposes;

•	make it more difficult for us to make payments on the notes;

•	increase our vulnerability to compete effectively or operate successfully under adverse economic and industry conditions;

•	limit our ability to obtain additional financing and our flexibility in planning for, or reacting to, changes in our business or the industry;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our debt and therefore reduce the amount of cash available for other purposes;

•	increase our vulnerability to interest rate increases as the borrowings under our senior credit facility are at variable interest rates;

•	place us at a competitive disadvantage to many of our competitors who are less leveraged than we are; and

•	cause our business and financial condition to suffer a material adverse effect if we were unable to service our indebtedness or obtain additional financing, as needed.

      While all term loan tranches under the senior credit facility require quarterly amortization payments, the B and C tranches of the senior credit facility require substantial payments upon final maturity in May and November 2007, respectively, and all amounts outstanding under the revolving credit facility will become due in November 2006. Additionally, the $15.0 million Cable TV Credit Facility which Banco Popular de Puerto Rico provides to our subsidiary, Centennial Puerto Rico Cable TV Corp, pursuant to which $11.7 million is outstanding as of May 31, 2003, matures in installments through fiscal 2005. The Cable TV Credit Facility is guaranteed by Centennial Puerto Rico. We expect, based on our indebtedness as of May 31, 2003, after giving effect to the offering of the original notes and the application of the proceeds received therefrom, that we will have long-term indebtedness of $110.1 million and

$301.2 million that will become due in 2006 and 2007, respectively. We do not expect our business to generate cash flow from operations in an amount sufficient to enable us to repay this indebtedness when it comes due. As a result, we believe we will need to refinance all or a portion of our indebtedness prior to May 2006. However, we may not be able to refinance any or all of our indebtedness on favorable terms or at all. See “Description of Other Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” The notes mature in June 2013, the Senior Subordinated Notes mature in December 2008 and the Mezzanine Debt matures in July 2009. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all.

      Despite our substantial indebtedness, we may still be able to incur significantly more debt, which would further reduce the cash we have available to invest in our operations or to service our debt obligations. The terms of the indentures governing the notes and the Senior Subordinated Notes, as well as the credit agreement governing the senior credit facility and the agreements governing our other indebtedness, limit, but do not prohibit, the incurrence of additional indebtedness by us and our subsidiaries in the future. As of May 31, 2003, on a pro forma basis after giving effect to our offering of the original notes in June 2003, we would have had approximately $213.2 million available for additional borrowings, as permitted, under the senior credit facility. The more we become leveraged, the more we, and in turn the holders of our indebtedness, become exposed to the risks described above. If we do not generate sufficient cash flow to meet our debt service and to fund our working capital requirements, we may need to seek additional financing or sell certain of our assets.

Our debt instruments include restrictive and financial covenants that limit our operating flexibility; a significant portion of our indebtedness may have to be refinanced on or prior to May 2006.

      Our senior credit facility requires us to maintain certain financial ratios and such facility and the indentures governing the notes and our Senior Subordinated Notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe such actions are in our best interest. These include restrictions on our ability to:

•	incur additional debt;

•	incur additional debt that ranks senior to or equally with the notes;

•	create liens or negative pledges with respect to our assets;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make investments, loans or advances or other forms of payments;

•	make capital expenditures;

•	issue, sell or allow distributions on capital stock of specified subsidiaries;

•	prepay or defease specified indebtedness, including the notes;

•	enter into transactions with affiliates; or

•	merge, consolidate or sell our assets.

These restrictions are subject to important qualifications. See “Description of Other Indebtedness” for more information on our restrictive and financial covenants.

      As of May 31, 2003, on a pro forma basis after giving effect to the offering of the original notes, we had approximately $676.9 million outstanding under the senior credit facility. We currently anticipate that we will not be able to satisfy one of our financial covenants in the senior credit facility, beginning in May 2006. As a result, management currently expects that the senior credit facility will have to be refinanced at or before that time. We might not be able to successfully access the capital markets to refinance this debt, in which case this debt and our other debt could be accelerated.

The notes are effectively subordinated to all our secured indebtedness and the existing and future liabilities of our subsidiaries, other than Centennial Puerto Rico.

      The notes are general unsecured, senior obligations of the Issuers, ranking senior in right of payment to all of their subordinated debt and pari passu in right of payment to all of the Issuers’ existing and future senior debt. The notes will be effectively subordinated to all of the Issuers’ existing and future secured debt, to the extent of the value of the assets securing such debt, and to their subsidiaries’ existing or future debt and other obligations, whether or not secured, other than debt and obligations of Centennial Puerto Rico which is a Guarantor of the notes.

      At May 31, 2003, on a pro forma basis after giving effect to the offering of the original notes and application of the proceeds therefrom, the Issuers would have had approximately:

•	$716.3 million of senior secured debt outstanding, including $676.9 million under the senior credit facility and $27.5 million of capitalized leases and tower obligations. In addition, we had approximately $213.2 million of unused commitments under the senior credit facility, subject to certain conditions;

•	$500.0 million of senior unsecured debt consisting of the notes;

•	$370.0 million of Senior Subordinated Notes; and

•	$216.3 million of Mezzanine Debt.

      In addition, at May 31, 2003, our subsidiaries, other than Centennial Puerto Rico, had total liabilities of $259.1 million, excluding intercompany indebtedness.

      The Issuers of the notes are effectively holding companies, which means that substantially all of our operations are conducted through subsidiaries. As such, claims of holders of the notes will be effectively subordinated to the debt and other liabilities of those subsidiaries, other than Centennial Puerto Rico, which is the Guarantor of Centennial Cellular’s obligations under the notes. The notes are not secured by any of our assets, in contrast to the borrowings under the senior credit facility, which is secured by a security interest in substantially all our assets, including a pledge of the equity in substantially all of our subsidiaries. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, or if our debt under the senior credit facility is accelerated, the lenders under such facilities would be entitled to exercise the remedies available to secured lenders under applicable law. In such event, our assets and those of our subsidiaries will be available to pay obligations on the notes and the guarantee only after holders of our indebtedness under the senior credit facility have been paid the value of the assets securing such debt. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the notes.

If we fail to meet our payment or other obligations under the senior credit facility, the lenders could foreclose on and acquire control of substantially all of our assets.

      In connection with the incurrence of the indebtedness under the senior credit facility, the lenders have received a pledge of all of the capital stock of Centennial Cellular, our wholly owned subsidiary through which we hold the assets of all of our subsidiaries, and that of its existing and future direct and indirect subsidiaries (but not to exceed 65% of the voting stock of the foreign subsidiaries). Additionally, our lenders generally have a lien on all of the personal property assets (tangible and intangible) and certain of the real property assets of Centennial Cellular and these subsidiaries. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the senior credit facility, the lenders would be entitled to foreclose on and liquidate substantially all of our assets, to the extent required to pay obligations under the senior credit facility. Under those circumstances, we may not have sufficient funds to service our other indebtedness, including the notes. As a result, the holders of the notes may lose a portion of or the entire value of their investment in our notes.

Federal and state statutes may allow courts, under specific circumstances, to void the notes and the guarantee and require holders of the notes to return payments received from the Issuers or the Guarantor.

      Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes and the guarantee could be voided, or claims in respect of the notes and the guarantee could be subordinated to all of the Issuers’ other debts and all other debts of the Guarantor if, among other things, the Issuers or the Guarantor, at the time the Issuers or the Guarantor incurred the indebtedness evidenced by the notes or the guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of the notes or guarantee;

•	was insolvent or rendered insolvent by reason of the indebtedness;

•	was engaged in a business or transaction for which the Issuers’ or the Guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that the Issuers or the Guarantor would incur, debts beyond the Issuers’ or the Guarantor’s ability to pay the debts as they mature.

      In addition, any payment by the Issuers or by the Guarantor pursuant to the notes or guarantee could be voided and required to be returned to the Issuers or the Guarantor, or to a fund for the benefit of our creditors or the creditors of the Guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, the Issuers or the Guarantor would be considered insolvent if:

•	the sum of the Issuers’ or the Guarantor’s debts, including contingent liabilities, were greater than the fair saleable value of all of the Issuers’ or the Guarantor’s assets,

•	if the present fair saleable value of the Issuers’ and the Guarantor’s assets were less than the amount that would be required to pay the Issuers’ or the Guarantor’s probable liability on existing debts, including contingent liabilities, as they become absolute and mature, or

•	the Issuers or the Guarantor could not pay the Issuers’ or the Guarantor’s debts as they become due.

You may have difficulty selling any original notes that you do not exchange.

      If you do not exchange your original notes for the new notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your original notes. Those transfer restrictions are described in the indenture governing the original notes and in the legend contained on the original notes, and arose because we issued the original notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act. In general, you may offer or sell your original notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the original notes under the Securities Act. If a large number of original notes are exchanged for new notes issued in the exchange offer, it may be more difficult for you to sell your original notes. In addition, if you do not exchange your original notes in the exchange offer, you will no longer be entitled to exchange your original notes for registered notes or to have those original notes registered under the Securities Act. See “The Exchange Offer — Consequences of Failure to Exchange Original Notes” for a discussion of the possible consequences of failing to exchange your notes.

No public market exists for the notes and an active trading market for the notes may not develop.

      The notes are a new issue of securities with no established trading market. We do not intend to list the notes for trading on any national securities exchange or arrange for any quotation system to quote prices for them. The initial purchasers of the original notes informed us after the completion of the offering of the original notes that they intended to make a market in those notes, and we anticipate that they will make a market in the new notes. However, they are not obligated to do so and may cease market-making activities at any time. As a result, we cannot assure you that an active trading market will develop for the notes.

A group of affiliated stockholders controls the voting power and Board of Directors of Centennial and may have interests adverse to the interests of the holders of the notes.

      Welsh Carson, certain of its affiliates and affiliates of The Blackstone Group collectively hold approximately 88% of Centennial’s outstanding shares of common stock. Accordingly, these equity investors, directly or indirectly, control our company and have the power to elect all of our directors, appoint new management and approve or reject any action requiring the approval of stockholders, including adopting amendments to our charter and approving mergers and sales of all or substantially all of our assets. These equity investors may make decisions that are adverse to your interests.

      The Nasdaq Stock Market, Inc. has proposed rules with respect to certain corporate governance matters, including requirements for a board consisting of a majority of independent directors, executive sessions of independent directors and independent audit, compensation and nominating committees, among others. According to the proposed rules, a company of which more than 50% of the voting power is held by an individual, group or another company, or a “controlled company,” would be exempt from these requirements. Since the Welsh Carson investors alone own more than a majority of our outstanding common stock, we would qualify under the “controlled company” exemption, if the Nasdaq rules are enacted as proposed.

      In addition, as of May 31, 2003, affiliates of Welsh Carson currently hold approximately $189 million principal amount of our existing Senior Subordinated Notes and all of the Mezzanine Debt. See “Principal and Selling Stockholders” for details regarding stock ownership and how beneficial ownership is calculated and “Certain Relationships and Related Transactions” for a description of the relationship of Welsh Carson and its affiliates, The Blackstone Group and its affiliates and certain other equity investors with us.

Risks Relating to Our Business

We operate in a very competitive business environment, which may result in the loss of existing customers and our inability to attract new customers.

      Our principal business, wireless telephone service, is highly competitive. In the United States, we compete against an average of four or five other wireless carriers in the markets we serve. In Puerto Rico, we compete against five other wireless carriers and in the Dominican Republic we compete against three other wireless carriers. Many of our existing competitors are larger than we are, have greater financial resources than we do and are less leveraged than we are. Competition for customers is based principally upon services and features offered, system coverage, technical quality of the wireless system, price, customer service and network capacity. Some competitors may market services we do not offer, which may make their services more attractive to customers. We expect competition to intensify as a result of the development of new technologies, products and services and as the rate of subscriber growth for the industry continues to slow. With so many companies targeting many of the same customers, we may not be able to successfully attract and retain customers and grow our customer base and revenue.

Market prices for wireless services may continue to decline in the future.

      Market prices for wireless voice and data services have declined over the last several years and may continue to decline in the future due to increased competition. We cannot assure you that we will be able to maintain or improve ARPU. We expect significant competition among wireless providers to continue to drive service and equipment prices lower. This may lead to increasing movement of customers between competitors and consequently to the cancellation by our subscribers of our services, which we refer to as

“churn.” Additionally, over the last several years, rates for terminating traffic to the Dominican Republic have decreased. If market prices continue to decline it could adversely affect our ability to grow revenue, which would have a material adverse effect on our financial condition and results of operations and our ability to service our indebtedness.

Roaming revenue represented 22% of our U.S. wireless revenue for fiscal 2003, and roaming revenue is likely to decline in the future.

      We earn a portion of our revenue from customers of other wireless communications providers who enter our service areas and use their wireless phones, commonly referred to as roaming. Roaming rates per minute have declined over the last several years and we expect that such declines will continue for the foreseeable future. For fiscal 2003, we recorded $77.6 million of U.S. wireless roaming revenue. For fiscal 2002, we recorded $92.6 million of roaming revenue which represented 26% of U.S. wireless revenue. We expect roaming revenue in fiscal 2004 to be significantly less than in fiscal 2003 due to fewer minutes from roaming partners with CDMA networks and reduced rates for partners with TDMA/ GSM networks. We expect roaming revenue to continue to decline in the future.

Our failure to complete the build-out of our GSM/ GPRS network, or a delay in the build-out and launch, could have a material adverse effect on our U.S. wireless operations and roaming revenue, in particular.

      Two of our major roaming partners are performing a GSM overlay of their existing TDMA networks and, in connection with roaming arrangements we have entered into with them, have required that we overlay our existing network in our Midwest cluster with GSM technology. We are contractually obligated to complete a portion of the overlay in our Midwest cluster by the end of 2003. We intend to begin the overlay in our Southeast cluster as soon as we complete the overlay in our Midwest cluster, and we expect to launch GSM service in the Southeast cluster during 2004. If we fail to complete the build-out in a manner and timeframe consistent with our contractual arrangements with our roaming partners, we may experience a significant loss of roaming revenue from those partners. In addition, if we fail to meet certain contractual build-out requirements, the options from AT&T Wireless to purchase additional spectrum in our Midwest cluster could terminate.

      In addition, we believe that customers are increasingly demanding the most technologically advanced wireless devices. The TDMA supported phones that we currently offer lack many of the innovative features currently offered by our CDMA and GSM/ GPRS competitors, such as color screens and cameras. Therefore, if we fail to launch GSM service in our U.S. wireless operations in the near future, we believe we may lose subscribers and our retail business may be adversely affected.

If we are unable to effectively manage subscriber cancellations, our revenue and net growth in subscribers may be adversely affected.

      The wireless industry is extremely competitive. Among other things, the wireless industry is characterized by a high rate of churn. Churn can be the result of several competitive factors, including price, service offerings, network coverage, reliability issues and customer care concerns. Efforts to reduce churn increase costs as we offer incentives to customers to remain users of our wireless services, and efforts to replace lost subscribers increases our customer acquisition costs. As a result, churn may reduce our revenue and increase our costs.

Wireless number portability may increase churn and increase our marketing costs.

      The FCC has mandated that wireless carriers provide for wireless number portability in 100 designated markets by November 24, 2003, and in all other markets by May 2004. Our Puerto Rico and Fort Wayne, Indiana markets, which encompass 26% of our Net Pops, are included in the FCC’s 100 designated markets. Wireless number portability will allow customers to keep their wireless phone number when switching between service providers. Number portability will make it more convenient for customers to change wireless service providers and therefore could cause churn to increase significantly. We anticipate wireless number portability will increase price competition. We may be required to grant promotional credits, subsidize product upgrades, and/or reduce pricing to match competitors’ initiatives in an effort to retain customers, which could adversely affect our operating results. In addition, the implementation of number portability will require equipment and network upgrades which may cause service disruptions. These upgrades will require expenditures of additional capital. We cannot predict the effect of these anticipated capital expenditures on our operations.

Regulatory changes may impose restrictions that adversely affect us or cause us to incur significant unplanned costs in modifying our business plans or operations.

      The U.S. telecommunications industry is subject to federal, state and other regulations that are continually evolving. In addition, the telecommunications industry in the Dominican Republic is similarly subject to change. As new telecommunication laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on the results of our operations. For a more detailed description of the regulatory framework we operate in, see “Business — Regulation.”

      The FCC, which has jurisdiction over our operations in the United States, Puerto Rico and the U.S. Virgin Islands, and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996, or the 1996 Act. These rules include the obligation of incumbent telephone companies to allow other carriers to connect to their network by reasonable means at rates based on cost. The interpretation and implementation of these and other provisions of the 1996 Act and the FCC rules implementing the 1996 Act continue to be heavily debated and may have a material adverse effect on our business.

      Centennial Puerto Rico is also subject to the jurisdiction of the Telecommunications Regulatory Board of Puerto Rico, or the TRB. The TRB could determine that the rates for our wireline services are unreasonably high or otherwise not in the public interest. The TRB could also revoke our Local Exchange Certification if we fail to comply with applicable regulations. This determination could have a material adverse effect on our business. See “Business — Regulation — U.S. Federal Regulation — Matters Specific to Our Puerto Rico Operations.”

      We are subject to siting and zoning regulations that could materially affect our ability to build new cell sites and expand our coverage. All telecommunication providers are obligated to contribute to the federal universal service fund in accordance with a formula presently based upon a percentage of interstate and intrastate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal service funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

      Further, federal or state governments, the government of the Commonwealth of Puerto Rico or the government of the Dominican Republic could adopt regulations or take other actions that might have a material adverse effect on our business. These changes could materially and adversely affect our business prospects, operating results and ability to service our debt.

The loss of our licenses or cable franchises would adversely affect our ability to provide wireless and broadband services.

      In the United States, cellular, personal communications service, or PCS, and microwave licenses are valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing renewal applications with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Failure to file for renewal of these licenses or failure to meet any licensing requirements could lead to a denial of the renewal application and thus adversely affect our ability to continue to provide service in that license area. Our cable franchises in Puerto Rico are subject to similar restrictions. Furthermore, our compliance with regulatory requirements such as enhanced 911 and wireless local number portability may depend on the availability of necessary equipment and/or software. Failure to comply with these regulatory requirements may have an adverse effect on our licenses and/or operations and could result in sanctions, fines or other penalties.

Our wireless licenses may decrease in value, reducing the asset base that supports our debt.

      A substantial portion of our assets consists of intangible assets, principally our interests in wireless licenses held by our subsidiaries. If the market value of our wireless licenses decreases significantly, we may realize a material loss upon the sale of any of our licenses and our ability to sell assets to repay debt would be significantly affected. The market for the purchase and sale of wireless licenses may not exist in the future or the values of our licenses in that market may fall. The future value of our interests in our wireless licenses will depend significantly upon the success of our business. Moreover, the transfer of interests in these licenses is prohibited without FCC approval. We cannot assure you that we would be able to obtain FCC approval to transfer interests in our licenses if such a transfer became necessary.

Rapid and significant technological changes in the telecommunications industry may adversely affect us.

      We face rapid and significant changes in technology. In particular, the wireless telecommunications industry is experiencing significant technological change, including:

•	evolving industry standards,

•	the allocation of new radio frequency spectrum in which to license and operate advanced wireless services,

•	ongoing improvements in the capacity and quality of digital technology and shorter development cycles for new products and enhancements,

•	changes in end-user requirements and preferences,

•	development of data and broadband capabilities, and

•	migration to next-generation services.

      In order for us to keep up with these technological changes to remain competitive, we will be required to continue to make significant capital expenditures to build our integrated communication system. In addition, the plans of our CLEC business to extend our fiber-optic network and to enter into large commercial and residential buildings and industrial parks will necessitate further capital expenditures.

      Customer acceptance of the services that we offer will continually be affected by technology-based differences in our product and service offerings. For example, two-way radio dispatch, or “push-to-talk” technology, which allows subscribers to talk to each other instantly with a single push of a button, is becoming increasingly popular as it allows subscribers to save time on dialing or making a connection to a network. The most popular push-to-talk feature is offered by Nextel; however, Verizon Wireless recently introduced a push-to-talk service as well. Both of these companies compete with us in many of our U.S. wireless markets. Other wireless providers are testing systems that would allow them to offer a form of push-to-talk technology to their subscribers. We do not currently offer a push-to-talk product. Calls using this technology tend to be shorter and less expensive than traditional wireless telephone service. As demand for this service continues to grow and if other wireless providers in our service areas succeed in implementing forms of push-to-talk technology, we may have difficulty attracting and retaining subscribers, which will have an adverse effect on our business.

      We cannot predict the effect of technological changes on our business, as technological changes may result in increases in our capital expenditures. New technologies may be protected by patents or other intellectual property laws and therefore may not be available to us. It is possible that technological developments will have a material adverse effect on us. Like others in the industry, we are uncertain about the extent of customer demand despite improvements in technology as well as the extent to which airtime and monthly access rates may continue to decline. Also, alternative technologies may be developed that provide wireless communications service or alternative service superior to that available from us. Rapid changes in technology in our market may adversely affect our business.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, our subscriber growth and operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one or a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel Networks Corporation, Lucent Technologies, Inc. and Ericsson, Inc. If it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all.

If we lose our senior management, our business may be adversely affected.

      The success of our business is largely dependent on our executive officers, as well as on our ability to attract and retain other highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the wireless services industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain “key person” life insurance on any of our key employees.

Business, political, regulatory and economic factors and severe weather may significantly affect our operations and hurt our overall performance.

      Our business is dependent on the business and economic conditions as well as consumer spending in the areas in which we operate, particularly in the Caribbean. If existing economic conditions in the Caribbean were to deteriorate, the market for wireless or other communications services in the Caribbean may be disproportionately and adversely affected due to the generally lower per capita income in the Caribbean as compared to the United States. This deterioration would also have an adverse effect on our business in the Caribbean and, because our Puerto Rico operations contribute significantly to our financial performance, on our overall financial condition and results of operations.

      Our business may be materially adversely affected by events such as hurricanes, labor strikes, terrorism and other factors that may generally affect the regions in which we operate. For instance, hurricanes and labor strikes significantly slow down the provisioning of services by third parties and needed repair of our network, which could adversely affect our ability to deliver telecommunications and cable services.

      Any change in Puerto Rico’s political status with the United States, or the ongoing debate about such status, could affect the economy of Puerto Rico. The ultimate effect of possible changes in Puerto Rico’s governmental and political status is uncertain and, accordingly, we cannot assure you that such changes will not materially adversely affect our business and results of operations. In addition, the economy of the

Caribbean area is highly dependant on tourism. If the tourism industry continues to decline, in particular as a result of the threat of terrorism, it could have a material adverse effect on our business.

      The Dominican Republic’s currency is the DR peso. The DR peso experienced approximately 47% devaluation against the U.S. dollar during fiscal 2003. We transact the majority of our business in the Dominican Republic in DR pesos; however, we purchase wireless phones and network infrastructure in U.S. dollars, thereby exposing us to foreign currency exchange risk. Further devaluation of the DR peso could have a material adverse effect on our Dominican Republic operations’ profitability.

Our operations in Puerto Rico may be adversely affected if changes in tax benefits available to businesses in Puerto Rico cause companies to reduce their business activities there.

      The demand for our services in Puerto Rico is significantly affected by the level of business activity on the island. Puerto Rico provides tax incentives for U.S. companies to operate in Puerto Rico and to reinvest the earnings from their Puerto Rico operations in Puerto Rico. As a result of a 1996 amendment to the U.S. Internal Revenue Code, the tax benefits available to corporations doing business in Puerto Rico phase out in annual increments through 2005. Consequently, these corporations may reduce or close their Puerto Rico operations and may reduce or eliminate their re-investments in Puerto Rico. The changes may also reduce the incentives for new investments in Puerto Rico. As a result, such changes in the tax law could reduce demand for our services.

Our Universal Service Funding may be reduced or eliminated.

      We currently receive approximately $12 million per year in payments from the federal Universal Service Fund in connection with our Puerto Rico operations, based on FCC rules that make such funding available to competitive carriers, including wireless carriers, operating in areas where the established landline carrier also receives such funding. However, Universal Service Fund support for our Puerto Rico operations is scheduled to be eliminated by 2011 or sooner. We have applied to receive additional funding pursuant to these rules in four states. However, these FCC rules are currently under review and may be changed in a way that materially reduces or eliminates our right to obtain such funding, including the amounts we currently receive in Puerto Rico.

Wireless devices may pose health and safety risks, and driving while using a wireless phone may be prohibited; as a result, we may be subject to new regulations, and demand for our services may decrease.

      Media reports have suggested that, and studies have been undertaken to determine whether, certain radio frequency emissions from wireless handsets and cell sites may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage.

      If consumers’ health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to litigation, which, even if not successful, can be costly to defend.

      Government authorities might increase regulation of wireless handsets and cell sites as a result of these health concerns and wireless companies might be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in our subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.

      In addition, the perceived safety risk associated with the use of a wireless device while driving may also adversely affect our results of operations. Studies have indicated that using wireless devices while driving may impair a driver’s attention. The U.S. Congress has proposed legislation that would seek to withhold a portion of federal funds from any state that does not enact legislation prohibiting an individual from using a wireless telephone while driving motor vehicles. In addition, many state and local legislative bodies have passed and proposed legislation to restrict the use of wireless telephones while driving motor vehicles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, these concerns and this legislation may discourage use of our wireless devices and decrease our revenue from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards against telecommunications providers, adverse publicity and further governmental regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

Our network capacity and customer service system may not be adequate and may not expand quickly enough to support our anticipated customer growth.

      Our financial and operational success depends on assuring that we have adequate capacity and a sufficient customer support system to accommodate anticipated new customers and the related increase in usage of our network. The network capacity plan relies on:

•	the availability of wireless telephones of the appropriate model and type to meet the demands and preferences of our customers;

•	the ability to obtain and construct additional cell sites and other infrastructure equipment; and

•	the ability to obtain additional spectrum if required;

      In addition, we must develop effective procedures for customer activation, customer service, billing and other support services.

      Reliance on our customer service functions will increase as we add new customers. Our failure to timely and efficiently meet the demands for these services could decrease or slow subscriber growth or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our revenue. We cannot assure you that our customer service systems and network capacity will expand quickly enough to keep up with our anticipated customer growth, and failure to do so would impair our ability to compete, which would adversely affect our results and financial operations.

Forward-Looking Statements

      This prospectus contains and incorporates by reference forward-looking statements that are based on our current estimates, plans and projections. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements.” Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Our actual results may differ materially from our expectations, plans or projections. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “estimate,” “anticipate,” “project,” “intend,” “may,” “will” and similar expressions, or by discussion of competitive strengths or strategy that involve risks and uncertainties. We warn you that these forward-looking statements are only predictions and estimates, which are inherently subject to risks and uncertainties.

      Important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us include, but are not limited to:

•	our substantial debt obligations;

•	the availability and cost of additional capital to fund our operations, including the need to refinance and/or amend existing indebtedness;

•	restrictive covenants and consequences of default contained in our financing arrangements, which place limitations on how we conduct business;

•	the competitive nature of the telecommunications industry in the areas in which we operate, including, without limitation, the effect of existing and new competitors, including competitors that may have a lower cost basis or greater resources than we do, competitors that may offer less expensive products than we do and competitors that may offer more technologically advanced products than we do;

•	market prices for the products and services we offer may continue to decline in the future;

•	general economic, business, political and social conditions in the areas in which we operate, including the Caribbean region, including the effects of world events and weather conditions on tourism in the Caribbean;

•	continued overbuilding by personal communications service providers in our U.S. wireless markets and the effects of increased competition in our markets, which may cause a reduction in roaming revenue, increased subscriber cancellations, a continued reduction of prices charged and lower average revenue per subscriber;

•	fluctuations in currency values;

•	our dependence on roaming agreements for a material portion of our U.S. wireless revenue and the continued price declines in roaming rates and potential reduction of roaming minutes of use;

•	our ability to attract and retain qualified personnel;

•	the fact that our coverage areas are not as extensive as those of other wireless operators which may limit our ability to attract and retain customers;

•	the effects of consolidation in the wireless communications industry;

•	the effects of governmental regulation of the telecommunications industry;

•	the capital intensity of the telecommunications industry, including our plans to make significant capital expenditures during the coming years to continue to build out and upgrade our networks and the availability of additional capital to fund these capital expenditures;

•	declining rates for international long distance traffic;

•	opportunities for growth through acquisitions and investments and our ability to manage this growth;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to effectively manage subscriber cancellations, particularly in light of regulations scheduled to take effect November 2003 requiring wireless companies to permit the phone numbers that they allocate to their customers to be portable when the customer switches to another carrier, which may increase customer churn and present technological difficulties;

•	local operating hazards and risks in the areas in which we operate, including without limitation, hurricanes, tornadoes, windstorms and other natural disasters;

•	our ability to manage, implement and monitor billing and operational support systems;

•	potential litigation relating to using wireless telephones while operating an automobile and the potential reduction of wireless usage due to legislation restricting usage while driving;

•	potential litigation relating to possible health effects of radio frequency transmission;

•	the relative illiquidity and corresponding volatility of our common stock and our ability to raise future equity capital;

•	the control of us retained by some of our stockholders and anti-takeover provisions; and

•	other factors described in this prospectus.

      We undertake no obligation, other than as may be required under the federal securities laws, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, any or all of the forward-looking statements contained in this prospectus, our Annual Report on Form 10-K for fiscal 2003 and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions as a consequence of known or unknown risks and uncertainties. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under this section entitled “Risk Factors.” We caution you that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of the new risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      When we sold the original notes, we entered into a registration rights agreement with the initial purchasers of those notes. Under the registration rights agreement, we agreed to use our best efforts to file a registration statement for the exchange of the original notes for new notes registered under the Securities Act and to have such registration statement effective until the closing of the exchange offer. We agreed to file the exchange offer registration statement no later than October 18, 2003. This prospectus is a part of the registration statement we have filed to satisfy our obligation. We also agreed to commence the exchange offer promptly after the exchange offer registration statement has been declared effective by the SEC, to keep the exchange offer registration statement effective for at least 20 business days and to use our best efforts to have the exchange offer consummated not later than January 16, 2004. The registration rights agreement provides that we are required to pay additional interest to the holders of the original notes whose notes are subject to transfer restrictions if:

•	neither the exchange offer registration statement nor a shelf registration statement is filed with the SEC on or prior to October 18, 2003 or, notwithstanding the fact that an exchange offer has or will be consummated, we are required to file a shelf registration statement and such shelf registration statement is not filed by the applicable deadline;

•	neither the exchange offer registration statement nor a shelf registration statement is declared effective on or prior to December 17, 2003 or, notwithstanding the fact that an exchange offer has or will be consummated, we are required to file a shelf registration statement and such shelf registration statement is not declared effective on or prior to the 60th calendar day following the date on which such shelf registration statement was filed; or

•	subject to certain exceptions, if we have not exchanged all original notes validly tendered in accordance with the terms of the exchange offer on or prior to January 16, 2004 or, if applicable, the shelf registration statement is declared effective but ceases to be effective at any time prior to June 20, 2005, or if earlier, the date when all original notes have been sold under such shelf registration statement.

      We will not be obligated to pay additional interest for more than one event described above. Following the cure of the registration default described above, the accrual of additional interest will cease and the interest rate will revert to the original rate of the notes. Notwithstanding the foregoing, we will not pay additional interest on the notes as a result of any of the registration defaults described above for a period not to exceed 45 consecutive days or an aggregate of 90 days in any 12 month period under certain circumstances related to pending corporate developments, public filings with the SEC and other similar events.

      A copy of the registration rights agreement was filed as an exhibit to our Annual Report on Form 10-K which is incorporated by reference into this prospectus.

      Each broker-dealer that receives new notes for its own account in the exchange offer in exchange for the original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Terms of the Exchange Offer

      This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange original notes which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on November 13, 2003, or such later date and time to which we, in our sole discretion, extend the exchange offer.

      The form and terms of the new notes being issued in the exchange offer are the same as the form and terms of the original notes, except that the new notes being issued in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the original notes; and

•	will not contain provisions relating to the payment of additional interest to be made to the holders of the original notes under circumstances related to the timing of the exchange offer.

      Notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000. We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any original notes;

•	if any of the conditions set forth below under “— Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any original notes for exchange; and

•	to amend the exchange offer in any manner.

      We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During an extension, all original notes previously tendered will remain subject to the exchange offer and will be accepted for exchange by us subject to satisfaction of the conditions for the exchange as set forth below.

Exchange Offer Procedures

      When the holder of original notes tenders and we accept original notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of original notes who wishes to tender original notes for exchange must, on or prior to the expiration date:

(1) transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to U.S. Bank National Association, the exchange agent, at the address set forth below under the heading “— The Exchange Agent;” or

(2) if original notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent at the address set forth below under the heading “— The Exchange Agent.”

      In addition, one of the following must occur:

(1) the exchange agent must receive, prior to the expiration date, the certificates for the original notes and the letter of transmittal;

(2) the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the original notes being tendered into the exchange agent’s account at the Depository Trust Company, or DTC, along with the letter of transmittal or an agent’s message; or

(3) the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, referred to as a “book-entry confirmation,” which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

      The method of delivery of the original notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent directly to us.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the original notes surrendered for exchange are tendered:

(1) by a holder of original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2) for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

      If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If original notes are registered in the name of a person other than the signer of the letter of transmittal, the original notes surrendered for exchange must be endorsed by or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the original notes, or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

      We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of original notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

(1) reject any and all tenders of any original note improperly tendered;

(2) refuse to accept any original note if, in our judgment or the judgment of our counsel, acceptance of the original note may be deemed unlawful; and

(3) waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender original notes in the exchange offer.

      Our interpretation of the terms and conditions of the exchange offer as to any particular notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of original notes for exchange, nor will any of us incur any liability for failure to give such notification.

      If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any notes or any power of attorney, such persons should so indicate when signing, and you must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.

      By tendering, each holder will represent to us that, among other things, the person acquiring new notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the new notes. If any holder or any such other person is an “affiliate,” as defined in Rule 405 under the Securities Act, of our company, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes, such holder or any such other person:

(1) may not rely on the applicable interpretations of the staff of the SEC; and

(2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Acceptance of Original Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and will issue new notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any notes for exchange.

      For each original note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered original note. Accordingly, registered holders of new notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the issue date of the original notes, or, if interest has been paid, the most recent date to which interest has been paid. Original notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the original notes under circumstances relating to the timing of the exchange offer.

      In all cases, we will issue new notes in the exchange offer for original notes that are accepted for exchange only after the exchange agent timely receives:

(1) certificates for such original notes or a timely book-entry confirmation of such original notes into the exchange agent’s account at DTC;

(2) a properly completed and duly executed letter of transmittal or an agent’s message; and

(3) all other required documents.

      If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered original notes, including any tendered original notes that are subsequently withdrawn prior to the expiration date, or if a holder submits original notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged original notes without cost to the tendering holder. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged original notes, including any original notes tendered but withdrawn, will be credited to an account maintained with DTC. We will return the original notes or have them credited to DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

      The exchange agent will make a request to establish an account at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s system must make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of new notes issued in the exchange offer may be effected through book-entry transfer at DTC as applicable. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

(1) be transmitted to and received by the exchange agent at the address set forth below under “Exchange Agent” on or prior to the expiration date; or

(2) comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      If a holder of original notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1) the holder tenders the original notes through an eligible institution;

(2) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes being tendered and the amount of the original notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) the exchange agent receives the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

      You may withdraw tenders of your original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must send via telegram, telex, facsimile transmission or letter, a written notice of withdrawal to the exchange agent at one of the addresses set forth below under “Exchange Agent.” Any such notice of withdrawal must:

(1) specify the name of the person having tendered the original notes to be withdrawn;

(2) include a statement that the holder of the original notes is withdrawing such holder’s election to have such original notes exchanged;

(3) identify the original notes to be withdrawn, including the principal amount of such original notes; and

(4) where certificates for original notes are transmitted, specify the name in which original notes are registered, if different from that of the withdrawing holder.

      If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. Any tendered original notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be retendered by following one of the procedures described under “— Exchange Offer Procedures” above at anytime on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

      We may terminate or amend the exchange offer at any time before the acceptance of original notes for exchange if:

(1) any federal law, statute, rule or regulation is adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2) any stop order is threatened or is in effect with respect to either (i) the registration statement of which this prospectus constitutes a part or (ii) the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

(3) there is a change in the current interpretation by staff of the SEC which permits the new notes issued in the exchange offer in exchange for the original notes to be offered for resale, resold and otherwise transferred by such holders, other than broker-dealers and any such holder which is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes acquired in the exchange offer are acquired in the ordinary course of such holder’s business and such holder has no arrangement or understanding with any person to participate in the distribution of the new notes; or

(4) any governmental agency creates limits that adversely affect our ability to complete the exchange offer.

      The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. If we do so, the exchange offer will remain open for at least three business days following any waiver of the preceding conditions. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which we may assert at any time and from time to time.

The Exchange Agent

      U.S. Bank National Association has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

Main Delivery To:

U.S. Bank National Association

By mail, hand delivery or overnight courier:

U.S. Bank National Association

Attn: Corporate Trust Department — Specialized Finance
60 Livingston Avenue
St. Paul, Minnesota 55107

By facsimile transmission (for eligible institutions only):

(651) 495-8158

Confirm by telephone:

(800) 934-6802

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

      We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

      Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the original notes tendered, or if a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer, then the holder must pay any of these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Original Notes

      Holders who desire to tender their original notes in exchange for new notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange.

      Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture, regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the offering memorandum dated June 16, 2003, relating to the original notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any further action to register the original notes under the Securities Act or under any state securities laws.

      Upon completion of the exchange offer, holders of the original notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

      Holders of the new notes and any original notes which remain outstanding after consummation of the exchange offer will vote together as a single class, respectively, for purposes of determining whether holders of the requisite percentage of each class have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Original Notes

      Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the new notes may be offered for resale, resold or otherwise transferred by holders of those new notes, other than by any holder which is our “affiliate” within the meaning of Rule 405 under the Securities Act. The new notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, by holders other than broker-dealers if:

(1) the new notes issued in the exchange offer are acquired in the ordinary course of the holder’s business; and

(2) the holder has no arrangement or understanding with any person to participate in the distribution of the new notes issued in the exchange offer.

      However, the SEC has not considered this exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to this exchange offer as in such other circumstances.

      Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

(1) it is not an affiliate of ours;

(2) it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer;

(3) it is acquiring the new notes issued in the exchange offer in the ordinary course of its business; and

(4) it is not acting on behalf of a person who could not make representations (1) - (3).

      Each broker-dealer that receives new notes for its own account in exchange for original notes must acknowledge that:

(1) such original notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

(2) it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of new notes issued in the exchange offer.

      Furthermore, any broker-dealer that acquired any of its original notes directly from us:

(1) may not rely on the applicable interpretation of the SEC staff s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

(2) must also be named as a selling holder of the new notes in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

      See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

      In addition, to comply with state securities laws of certain jurisdictions, the new notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the new notes. We have agreed in the registration rights agreement to use our best efforts to register or qualify the new notes under the securities laws of those states as any holder of the original notes reasonably requests in writing at the time the exchange offer registration statement or the shelf registration statement, if applicable, is declared effective. Unless a holder requests, we currently do not intend to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

USE OF PROCEEDS

      We will not receive any proceeds from this exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive in exchange original notes in like principal amount. We will cancel all original notes exchanged for new notes in the exchange offer.

CAPITALIZATION

      The following table presents our consolidated cash and cash equivalents, debt and total capitalization:

•	on an actual basis as of May 31, 2003; and

•	on a pro forma basis reflecting the issuance of the original notes and the repayment of $300.0 million in term loans and $170.0 million of our revolving credit facility under the senior credit facility, as if the original notes offering and the application of the net proceeds therefrom had occurred as of May 31, 2003.

      You should read this table together with “Selected Historical Consolidated Financial Data” and our consolidated financial statements for the year ended May 31, 2003, and the related notes included elsewhere in this prospectus.

	As of May 31, 2003

	Actual	Pro Forma

	(Dollar amounts in thousands)
Cash and cash equivalents	$69,692	$71,592

Long-term debt (including current portion)(1):
Senior credit facility
Term loans	$946,864	$646,864
Revolving credit facility	200,000	30,000
Capital lease obligations	14,924	14,924
Cable TV Credit Facility	11,688	11,688
Senior Notes	—	500,000
Senior Subordinated Notes	370,000	370,000
Mezzanine Debt(2)	202,794	202,794
Senior notes due 2005	219	219
Financing obligation — tower sale	12,571	12,571

Total long-term debt (including current portion)(1)	1,759,060	1,789,060

Stockholders’ deficit:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized, no shares issued or outstanding
Common stock, $.01 par value per share, 140,000,000 shares authorized, 95,766,539 shares issued and outstanding, actual and pro forma; and shares issued and outstanding, pro forma as adjusted(3)	958	958
Additional paid in capital	437,019	437,019
Accumulated deficit	(1,011,388)	(1,016,936)
Accumulated other comprehensive loss	(4,594)	(4,594)
Treasury stock, 70,503 shares, at cost	(1,077)	(1,077)
Deferred compensation	(4)	(4)

Total stockholders’ deficit	(579,086)	(584,634)

Total capitalization	$1,179,974	$1,204,426

(1)	The pro forma current portion of our consolidated long-term debt as of May 31, 2003, is $11,541.

(2)	The actual and pro forma outstanding amount of the Mezzanine Debt excludes approximately $13.5 million of unaccreted value of the equity portion of the Mezzanine Debt as of May 31, 2003. See Note 7 to our audited consolidated financial statements for the year ended May 31, 2003.

(3)	On August 21, 2003, we filed an amended and restated certificate of incorporation which, among other things, increased the authorized number of shares of our common stock from 140,000,000 to 240,000,000. The amended and restated certificate of incorporation became effective by its terms on September 11, 2003. As of August 30, 2003, we had 95,880,852 shares of common stock issued and outstanding.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following sets forth our historical consolidated financial data as of May 31, 2003 and 2002, and for the fiscal years ended May 31, 2003, 2002 and 2001, which are derived from our audited consolidated financial statements and the related notes included in this prospectus, and as of May 31, 2001, 2000 and 1999, and for the fiscal years ended May 31, 2000 and 1999, which are derived from audited financial information not included in this prospectus. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. See “Prospectus Summary — Certain Non-GAAP Financial Measures” for a description of “adjusted operating income,” the non-GAAP financial measure we use below, a discussion of the reasons why management believes this non-GAAP financial measure provides meaningful information to investors, the limitations of the use of this non-GAAP financial measure and a reconciliation of this measure to the most comparable GAAP measure.

Year Ended May 31,

2003	2002	2001	2000	1999

(Dollar amounts in thousands except per share and per customer data)
Consolidated Statement of Operations Data(1)
Revenue:
Service revenue	$718,273	$692,444	$616,614	$522,275	$404,589
Equipment sales	27,462	23,409	27,278	21,450	8,250

Total revenue	745,735	715,853	643,892	543,725	412,839

Costs and Expenses:
Cost of services	155,509	163,462	131,058	104,438	93,520
Cost of equipment sold	71,676	57,696	48,913	33,538	23,065
Sales and marketing	92,942	104,381	94,364	76,800	51,538
General and administrative	134,918	137,718	114,449	91,090	61,218
Recapitalization costs	—	—	—	—	52,831
Depreciation and amortization	139,303	158,947	114,644	82,624	114,696
Loss on impairment of assets	189,492	(10)	33,985	(11)	—	—	—
(Gain) loss on disposition of assets	(1,829)	525	(369,181	)(12)	72	(8,031)

Total costs and expenses	782,011	656,714	134,247	388,562	388,837

Operating (loss) income	(36,276)	59,139	509,645	155,163	24,002

Income from equity investments(2)	192	564	8,033	16,500	11,502
Interest expense — net	(144,272)	(150,338)	(156,579)	(149,494)	(122,772)
Other non-operating (loss) income	(1,045)	96	68	—	—

(Loss) income before income tax benefit (expense), minority interest and cumulative effect of change in accounting principle	(181,401)	(90,539)	361,167	22,169	(87,268)
Income tax benefit (expense)	70,020	11,476	(185,692)	(5,568)	6,820

(Loss) income before minority interest and cumulative effect of change in accounting principle	(111,381)	(79,063)	175,475	16,601	(80,448)
Minority interest in (loss) income of subsidiaries(3)	(493)	1,542	11,161	76	281

(Loss) income before cumulative effect of change in accounting principle	(111,874)	(77,521)	186,636	16,677	(80,167)
Cumulative effect of change in accounting principle, net of income taxes of ($2,271)	—	—	(3,719)	—	—

Net (loss) income	(111,874)	(77,521)	182,917	16,677	(80,167)
Dividend on preferred stock(4)	—	—	—	—	9,906

(Loss) income applicable to common shares	$(111,874)	$(77,521)	$182,917	$16,677	$(90,073)

Year Ended May 31,

2003	2002	2001	2000	1999

(Dollar amounts in thousands except per share and per customer data)
Other Consolidated Data(1)
Adjusted operating income(5)	$295,690	$252,596	$255,108	$237,859	$183,498
Net cash provided by (used in) operating activities	196,003	115,220	(22,844)	59,079	144,178
Net cash (used in) investing activities	(107,948)	(224,842)	(71,823)	(192,358)	(136,945)
Net cash (used in) provided by financing activities	(52,234)	120,148	105,133	95,017	29,288
Capital expenditures	133,109	214,679	224,978	149,112	103,404
Total debt less cash and cash equivalents(6)	1,689,368	1,774,646	1,668,891	1,551,694	1,354,136
Earnings (Loss) Per Share Data
Basic (loss) income per share	$(1.17)	$(0.81)	$1.93	$(0.18)	$(0.72)
Basic weighted average shares outstanding	95,577	95,221	94,639	93,994	125,384
Diluted (loss) income per share	$(1.17)	$(0.81)	$1.89	$0.17	$(0.72)
Diluted weighted average shares outstanding	95,577	95,221	96,795	97,353	125,384
U.S. Wireless(1)
Revenue	$353,232	$351,051	$364,894	$344,946	$285,347
Adjusted operating income(5)	$160,435	$148,905	$152,307	$151,664	$127,431
Subscribers(6)	540,900	540,300	500,100	445,300	320,600
Postpaid churn(7)	2.0%	2.2%	2.2%	2.0%	1.9%
Penetration(8)	8.8%	8.8%	8.4%	7.2%	5.5%
Monthly revenue per average wireless customer(9)	$55	$56	$64	$76	$82
Roaming revenue	$77,628	$92,584	$109,487	$113,291	$83,336
Capital expenditures	$44,211	$30,741	$45,518	$45,532	$37,908
Caribbean Operations(1)
Wireless revenue	$261,255	$234,595	$196,693	$162,535	$109,766
Broadband revenue	$141,250	$137,837	$89,068	$43,878	$17,726
Wireless adjusted operating income(5)	$96,613	$78,492	$79,044	$76,555	$46,830
Broadband adjusted operating income(5)	$38,642	$25,199	$23,757	$9,640	$9,237
Wireless subscribers(6)	398,600	(13)	366,500	263,000	181,500	133,500
Postpaid churn(7)	2.7%	2.6%	2.8%	4.5%	3.4%
Penetration(8)	3.1%	2.4%	2.1%	4.6%	3.3%
Monthly revenue per average wireless customer(9)	$58	$61	$76	$86	$89
Cable TV subscribers(6)	78,200	91,600	93,500	—	—
Fiber route miles(6)	1,516	1,407	1,137	482	328
Wireless capital expenditures	$50,423	$110,382	$116,838	$72,737	$52,571
Broadband capital expenditures	$38,475	$73,556	$62,622	$30,843	$12,925

	As of May 31,

	2003	2002	2001	2000	1999

	(Dollar amounts in thousands)
Balance Sheet Data(1)
Total assets	$1,446,848	$1,607,509	$1,594,275	$1,172,733	$986,281
Long-term debt	1,669,659	1,742,722	1,662,289	1,566,048	1,459,295
Stockholders’ deficit	(579,086)	(470,935)	(389,930)	(576,330)	(602,978)

(1)	All financial and operational data includes the historical results of our U.S. wireless Southwest cluster (disposed November 2000), Centennial Digital Jamaica (disposed August 2002) and Infochannel Limited (disposed January 2003).

(2)	Represents our proportionate share of profits and losses from our interest in earnings of limited partnerships controlled and managed by other cellular operators and accounted for using the equity method.

(3)	Represents the percentage share of income or losses of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

(4)	Represents cash dividends paid with respect to preferred stock. No preferred stock is currently outstanding.

(5)	“Adjusted operating income” is a non-GAAP financial measure. Please see “Prospectus Summary — Certain Non-GAAP Financial Measures” for a description of this non-GAAP financial measure, a discussion of the reasons why management believes this non-GAAP financial measure provides meaningful information to investors, the limitations of the use of this non-GAAP financial measure and a reconciliation of adjusted operating income to the most comparable GAAP financial measure.

(6)	As of period-end.

(7)	Churn is defined as the number of postpaid wireless subscriber cancellations per month as a percentage of the weighted average total postpaid wireless subscribers at the beginning of the period. Churn is stated as the average monthly churn rate for the period.

(8)	The penetration rate equals the percentage of total population in our service areas who are subscribers to our wireless service as of a period-end.

(9)	Revenue per average wireless customer is defined as total monthly revenue (including roaming revenue) per wireless subscriber, which we refer to as ARPU in this prospectus.

(10)	Fiscal 2003 net loss includes a non-cash charge of $189,492 related to a write-down of the intangible assets associated with our Puerto Rico cable television operations and the reduction of the carrying value of some of our undersea cable assets.

(11)	Fiscal 2002 net loss includes a charge of $33,985 relating to impairment on our Jamaica operations and non-Caribbean undersea fiber-optic cables.

(12)	Fiscal 2001 net income includes a $369,181 gain relating to the disposition of some of our equity investments and our U.S. wireless Southwest cluster.

(13)	Reflects a reduction of 30,200 subscribers in fiscal 2003 resulting from the divestiture of Centennial Digital Jamaica in August 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We are a leading regional wireless and broadband (wireline and cable television) telecommunications service provider serving over one million customers in markets covering over 17.3 million Net Pops in the United States and the neighboring Caribbean. In the United States, we are a regional wireless service provider in small cities and rural areas in two geographic clusters covering parts of six states (which we refer to as U.S. wireless). In our Puerto Rico-based Caribbean service area, which also includes operations in the Dominican Republic and the U.S. Virgin Islands, we are a facilities-based, fully integrated communications service provider offering both wireless (which we refer to as Caribbean wireless) and, in Puerto Rico and the Dominican Republic, broadband services (which we refer to as Caribbean broadband) to business and residential customers.

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. Those statements in the following discussion that are not historical in nature should be considered to be forward-looking statements that are inherently uncertain. Please see “Forward-Looking Statements.” See “Prospectus Summary — Certain Non-GAAP Financial Measures” for a description of “adjusted operating income,” a non-GAAP financial measure we use below, a discussion of the reasons why management believes this non-GAAP financial measure provides meaningful information to investors, the limitations of the use of this non-GAAP financial measure and a reconciliation of this measure to the most comparable GAAP measure.

Critical Accounting Policies

      The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

      We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

      Wireless Revenue. We recognize wireless service revenue in the period the service is provided to our customers. Services billed in advance are recognized as income when earned. Revenue from sales of handsets and accessories are recognized in the period these products are sold to the customer. We have multiple billing cycles, all of which span our quarter-ends. As a result of our billing cycle cut-off times, we are required to make estimates for service revenue earned but not yet billed at the end of each quarter. These estimates are based primarily on the actual results of the immediately preceding comparable billing cycle. Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each quarter. Revenue from activation fees is recognized over the expected customer service period, ranging from 26 to 48 months. Revenue from other services is recognized when earned.

      Broadband Revenue. We recognize revenue from cable television installation fees to the extent of direct selling costs in the period the installation is provided to the customer. Revenue from prepaid long distance cards is recognized as the customer uses the minutes on the cards. Revenue from other services is recognized when earned. Revenue from equipment sales are recognized in the period these products are sold to the customer.

Allowance for Doubtful Accounts

      We maintain an allowance for doubtful accounts for estimated losses, which result from our customers not making required payments. We base our allowance on the likelihood of recoverability of our subscriber accounts receivable based on past experience and by reviewing current collection trends that are expected to continue. If economic or industry trends worsen beyond our estimates, we would increase our allowance for doubtful accounts by recording additional expense.

Valuation of Long-Lived Assets

      Long-lived assets such as property, plant and equipment, certain license costs and customer lists are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In our valuation, we consider current market values of properties similar to our own, competition, prevailing economic conditions, government policy including taxation and the historical and current growth patterns of both our business and the industry. We also consider the recoverability of the cost of our long-lived assets based on a comparison of estimated undiscounted operating cash flows for the related businesses, with the carrying value of the long-lived assets.

      Considerable management judgment is required to estimate the impairment and fair value of assets. Estimates related to asset impairment are critical accounting policies as management must make assumptions about future revenue and related expenses over the life of an asset, and the effect of recognizing impairment could be material to our consolidated financial position as well as our consolidated results of operations. Actual revenue and costs could vary significantly from such estimates.

      In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” or SFAS No. 141. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also sets forth recognition criteria for intangible assets other than goodwill as well as disclosure requirements for business combinations. We adopted SFAS No. 141 on July 1, 2001.

      In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. SFAS No. 142 changes the accounting for goodwill and intangibles with indefinite lives from an amortization method to an impairment-only approach. Goodwill and certain intangible assets will remain on the consolidated balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. We adopted SFAS No. 142 effective June 1, 2002.

      In conjunction with the adoption of SFAS No. 142, we reassessed the useful lives of previously recognized intangible assets. A significant portion of our intangible assets are licenses, including licenses associated with equity method investments, that provide our wireless operations with the exclusive right to utilize radio frequency spectrum designated on the license to provide wireless communication services. While wireless licenses are issued for only a fixed time, generally ten years, the U.S. wireless and Puerto Rico PCS licenses are subject to renewal by the FCC. Historically, renewals of licenses through the FCC have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our U.S. wireless and Puerto Rico PCS licenses. Our cable franchises in Puerto Rico are issued for either ten or twenty-year periods, and are subject to renewal by the TRB. The TRB’s process for granting cable franchise renewals is routine and renewals are more likely than not to be granted. Additionally, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our Puerto Rico cable franchises. As a result, the U.S. wireless and Puerto Rico PCS licenses and the cable franchise costs will be treated as indefinite-lived intangible assets under the provisions of SFAS No. 142 and will not be amortized but rather will be tested for impairment. We will reevaluate the useful life determination for U.S. wireless and Puerto Rico PCS licenses and the Puerto Rico cable franchise costs each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

      Previous wireless and cable business combinations have been for the purpose of acquiring existing licenses and related infrastructure to enable us to build out our existing networks. The primary assets acquired in such combinations have been wireless licenses and cable franchises. In the allocation of the purchase price of certain of these previous acquisitions, amounts classified as goodwill have related predominately to the deferred tax effects of the acquired U.S. wireless licenses and cable franchise costs. Except for these deferred tax effects, the excess of the purchase price over the other acquired net assets was accounted for as U.S. wireless licenses and cable franchises. We believe that the nature of our U.S. wireless licenses and related goodwill and our cable franchises and the related goodwill are fundamentally indistinguishable. Prior to the adoption of SFAS No. 142, we amortized both U.S. wireless licenses and the related goodwill, and cable franchise costs and the related goodwill, over the same respective periods using the straight-line method.

      In conjunction with the adoption of SFAS No. 142, we reclassified approximately $67.6 million of U.S. wireless goodwill to U.S. wireless licenses and approximately $38.0 million of Caribbean broadband goodwill to cable franchise costs. Amounts for fiscal year 2002 have been reclassified to conform to the presentation adopted on June 1, 2002. In connection with these reclassifications, we recorded an additional deferred tax liability of $69.3 million as of June 1, 2002, in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” The offsetting increase related to recognizing this deferred tax liability was recorded to U.S. wireless licenses and cable franchise costs, consistent with the approach of treating U.S. wireless licenses and cable franchise costs of $45.0 million and $24.3 million, respectively, as the excess in the purchase price allocations for transactions in which the predominant assets acquired were U.S. wireless licenses and cable franchises. This reclassification, including the related impact of deferred taxes, had no effect on our consolidated results of operations.

      As a result of the adoption of SFAS No. 142, previously recorded goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to impairment tests. When testing the carrying value of these assets for impairment, we will determine, within each operation, the fair value of aggregated indefinite-lived intangible assets by subtracting from each operations’ discounted cash flows the fair value of all of the other net tangible and intangible assets of each operation.

      We performed goodwill and intangible asset impairment analyses during the year ended May 31, 2003. Based on recent net subscriber loss and the estimated resulting loss of future revenue and in accordance with SFAS No. 142, during the year ended May 31, 2003, we recorded a pretax impairment charge of $165.2 million to the cable franchise cost asset in the Caribbean broadband business.

      In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144, during the year ended May 31, 2003, we performed an impairment evaluation of our long-lived assets in our Caribbean broadband business because we determined that certain undersea cable assets will be underutilized. We performed asset impairment tests at the reporting unit level, the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The tests were performed by comparing the aggregate undiscounted cash flows to the carrying amount of the long-lived assets. Accordingly, we determined that certain undersea cable assets should be considered impaired based on future revenue and the related costs of those revenue. The undersea cable assets are a component of property, plant and equipment, net in the consolidated balance sheet. As a result of this evaluation, we recorded a pretax $24.3 million impairment charge on these assets during the year ended May 31, 2003.

Derivative Financial Instruments

      We use financial derivative instruments as part of our overall risk management strategy. These instruments are used to manage risk related to changes in interest rates. Our portfolio of derivative financial instruments consists of interest rate swap and collar agreements. We use interest rate swap agreements to modify variable rate obligations to fixed rate obligations, thereby reducing our exposure to higher interest rates. We use interest rate collar agreements to lock in a maximum interest rate if interest rates rise, but allow us to otherwise pay lower market rates, subject to a floor. Amounts paid or received under interest rate swap agreements are accrued as interest rates change with the offset recorded in interest expense.

      In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities,” or SFAS No. 149. SFAS No. 149 serves as an amendment to and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is to be applied prospectively to all contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. However, the provisions of this statement that relate to “SFAS 133 Implementation Issues,” which have been effective for fiscal quarters beginning prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. We are in the process of assessing the effect of adopting SFAS No. 149 on our consolidated results of operations, consolidated financial position or consolidated cash flows.

      During the twelve months ended May 31, 2003, we recorded a reduction of $2.9 million, net of tax, in other comprehensive loss attributable to fair value adjustments of interest rate swap and collar agreements. We also decreased our liabilities by $5.0 million as a result of adjusting the carrying amounts of our derivatives to reflect their fair values at May 31, 2003.

Stock-Based Compensation

      Stock based compensation issued to employees and directors is valued using the intrinsic value method under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” or APB No. 25. Under this method, compensation expense is recorded on the date of grant only if the current price of the underlying stock exceeds the exercise price. SFAS No. 123 “Accounting for Stock-Based Compensation,” or SFAS No. 123, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply APB No. 25 and adopt only the disclosure requirements of SFAS No. 123.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” or SFAS No. 148. SFAS No. 148 serves as an amendment to SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim consolidated financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We are required to adopt the transition elements of SFAS No. 148 and the annual financial statement reporting requirements for the fiscal year ended May 31, 2003. We will adopt the interim periods reporting disclosure requirements of SFAS No. 148 during the interim period ended August 31, 2003.

Year Ended May 31, 2003 Compared to Year Ended May 31, 2002

Results of Operations

      We had 939,500 wireless subscribers at May 31, 2003, as compared to 906,800 at May 31, 2002, an increase of 4%. The net loss for the year ended May 31, 2003 was $111.9 million, as compared to a net loss of $77.5 million for the year ended May 31, 2002. Included in the loss for the year ended May 31, 2003 were pre-tax impairment losses of $189.5 million for the write-down of the cable franchise cost asset in our Caribbean operations ($165.2 million) and certain undersea cable assets ($24.3 million). Included in the net loss for the year ended May 31, 2002 was a pretax, non-cash loss on impairment of assets of $34.0 million related to a write-down of Centennial Digital Jamaica, or CDJ, our Jamaica operations, and certain non-Caribbean undersea fiber-optic cables. Basic and diluted loss per share for the year ended May 31, 2003 was $1.17 as compared to basic and diluted loss per share of $0.81 for the year ended May 31, 2002.

      We performed goodwill and intangible asset impairment analyses during the year ended May 31, 2003. Based on recent net subscriber losses and the estimated resulting loss of future revenue, in accordance with SFAS No. 142, we are reporting a pretax impairment charge of $165.2 million to the cable franchise costs asset in the Caribbean broadband business.

      In accordance with SFAS No. 144, during the year ended May 31, 2003, we performed an impairment evaluation of our long-lived assets in our Caribbean broadband businesses because we determined that certain undersea cable assets will be underutilized. We performed asset impairment tests at the reporting unit level, the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The tests were performed by comparing the aggregate undiscounted cash flows to the carrying amount of the long-lived assets. Based on these tests, we determined that certain undersea cable assets should be considered impaired. The undersea cable assets are a component of property, plant and equipment, net in the consolidated balance sheet. As a result of this evaluation, we recorded a pretax impairment charge of $24.3 million on these assets for the year ending May 31, 2003, in accordance with SFAS No. 144.

      In August 2002, we sold our 51% interest in CDJ to Oceanic Digital Communications Inc., the 49% shareholder of CDJ. This transaction was initiated in fiscal 2002. We recorded a pretax gain of $2.6 million, which is included in (gain) loss on disposition of assets in the consolidated statement of operations. In addition, we reduced our net liabilities by approximately $2.6 million, including consolidated long-term debt of approximately $45.1 million (largely comprised of the vendor financing credit facility with Lucent Technologies, which was non-recourse to us) as a result of this transaction.

      In January 2003, we sold our 60% interest in Infochannel Limited, a Jamaican Internet service provider, for $3.0 million. We recorded a pretax gain of $0.3 million, which is included in (gain) loss on disposition of assets in the consolidated statement of operations.

      During the year ended May 31, 2003, we sold 144 telecommunciations towers to AAT Communications Corp., or AAT, for approximately $24.0 million. Under the terms of the agreement, we will leaseback space on the telecommunications towers from AAT. As a result of provisions in the sale-leaseback agreement that provide for continuing involvement by us, we will account for the sale and leaseback of certain towers as a finance obligation in our consolidated balance sheet. For the sale and leaseback of towers determined to have no continuing involvement, sale-leaseback accounting has been followed.

      The table below summarizes the consolidated results of operations for each period:

	Fiscal Year Ended
	May 31,

	2003	2002	% Change

	(In thousands, except per
	share data)
Operating (loss) income	$(36,276)	$59,139	(161)%
Net loss	(111,874)	(77,521)	44
Net loss per share:
Basic	(1.17)	(0.81)	44
Diluted	(1.17)	(0.81)	44
Adjusted operating income(1)	295,690	252,596	17

(1)	See “Prospectus Summary — Certain Non-GAAP Financial Measures” beginning on page 13.

U.S. Wireless Operations

	Fiscal Year Ended
	May 31,

	2003	2002	% Change

	(In thousands)
Revenue:
Service revenue	$259,164	$246,779	5%
Roaming revenue	77,628	92,584	(16)
Equipment sales	16,440	11,688	41

Total revenue	353,232	351,051	1

Costs and expenses:
Cost of equipment sold	36,859	32,144	15
Cost of services	61,411	69,529	(12)
Sales and marketing	44,966	46,993	(4)
General and administrative	49,561	53,480	(7)

Total costs and expenses	192,797	202,146	(5)

Adjusted operating income(1)	160,435	148,905	8

(1)	See “Prospectus Summary — Certain Non-GAAP Financial Measures” beginning on page 13.

      Revenue. U.S. wireless service revenue increased $12.4 million, or 5%, to $259.2 million for the year ended May 31, 2003 as compared to the same period last year. The increase was primarily due to growth in revenue from new subscribers of $8.6 million and an increase in service revenue per subscriber of $4.4 million as compared to the same period last year.

      Roaming revenue decreased by $15.0 million to $77.6 million, or 16%, for the year ended May 31, 2003 from $92.6 million for the year ended May 31, 2002. The decrease was primarily the result of a lower average roaming rate per minute in fiscal 2003 than in fiscal 2002. This roaming rate variance resulted in a decrease in total roaming revenue of $55.6 million and was offset by higher revenue of $40.6 million associated with a higher number of roaming minutes of use.

      We anticipate that roaming revenue will be approximately $20 million lower in fiscal 2004 than in fiscal 2003, primarily due to declines in contractual roaming rates. We expect the trend of a decreasing roaming rate per minute, partially offset by an increase in roaming usage, to continue.

      Our U.S. wireless operations had approximately 540,900 and 540,300 subscribers at of May 31, 2003 and 2002, respectively. During the twelve months ended May 31, 2003, increases from new activations of 149,800 were offset by subscriber cancellations of 149,200. The monthly postpaid churn rate was 2.0% for the year ended May 31, 2003 as compared to 2.2% for the same period last year. The cancellations experienced by the U.S. wireless operations were primarily due to competitive factors and non-payment.

      Equipment sales increased $4.8 million, or 41%, during the year ended May 31, 2003 as compared to the same period last year due to higher end phones being sold in the current year compared to the prior year.

      U.S. wireless ARPU was $55 for the year ended May 31, 2003 as compared to $56 for the same period a year ago. Average minutes of use per subscriber were 254 minutes per month for the year ended May 31, 2003, as compared to 191 minutes for the same period last year.

      Costs and expenses. Cost of equipment sold increased $4.7 million, or 15%, for the year ended May 31, 2003, as compared to the same period last year, due primarily to an increase in phones used for customer retention and to the use of higher priced phones to attract new customers as compared to last year.

      Cost of services decreased $8.1 million, or 12%, for the year ended May 31, 2003, as compared to the year ended May 31, 2002, primarily due to a decrease in incollect cost, which was driven primarily by lower incollect roaming rates. During the fiscal year ended May 31, 2003, we entered into long-term roaming agreements with AT&T Wireless and Cingular Wireless. As part of these roaming agreements, we significantly reduced the rates we pay when our customers roam on their networks. We do not expect the cost of services to decline as significantly in fiscal 2004 as compared to fiscal 2003.

      Sales and marketing expenses decreased $2.0 million, or 4%, for the year ended May 31, 2003 as compared to the prior year, primarily due to a reduction in the sales force and lower commissions relating to lower activations in the current year as compared to the prior year.

      General and administrative expenses decreased $3.9 million, or 7%, during the year ended May 31, 2003 as compared to the year ended May 31, 2002, primarily due to decreases in bad debt expense, expenses related to subscriber billing services and subscription fraud.

      Adjusted operating income for the U.S. wireless operations was $160.4 million for the year ended May 31, 2003, an increase of $11.5 million, or 8%, as compared to the same period in fiscal 2002.

      Depreciation and amortization for the year ended May 31, 2003 was $34.4 million, a decrease of $11.4 million, or 25%, from the same period in fiscal 2002. The decreases were primarily due to the cessation of amortization of wireless licenses in connection with the adoption of SFAS No. 142.

      Operating income for the year ended May 31, 2003 was $125.9 million, an increase of $22.8 million from operating income of $103.1 million for the same period in fiscal 2002.

Caribbean Wireless Operations

	Fiscal Year Ended
	May 31,

	2003	2002	% Change

	(In thousands)
Revenue:
Service revenue	$247,644	$222,036	12%
Roaming revenue	3,001	1,331	125
Equipment sales	10,610	11,228	(6)

Total revenue	261,255	234,595	11

Costs and expenses:
Cost of equipment sold	34,145	24,713	38
Cost of services	42,765	36,469	17
Sales and marketing	38,502	43,189	(11)
General and administrative	49,230	51,732	(5)

Total costs and expenses	164,642	156,103	5

Adjusted operating income(1)	96,613	78,492	23

(1)	See “Prospectus Summary — Certain Non-GAAP Financial Measures” beginning on page 13.

      Revenue. Caribbean wireless service revenue increased $25.6 million, or 12%, to $247.6 million for the year ended May 31, 2003 as compared to the same period of the previous year. The increase in Caribbean wireless service revenue was primarily due to growth in revenue from new subscribers of $38.6 million for the year ended May 31, 2003, partially offset by a decrease in service revenue per subscriber of $13.0 million.

      Revenue from Caribbean wireless roaming increased $1.7 million, or 125%, for the year ended May 31, 2003 from roaming revenue of $1.3 million for the year ended May 31, 2002. The increase was primarily due to an increase in roaming minute usage of $2.4 million as compared to the same period last year, partially offset by a decrease in revenue of $0.7 million resulting from a decrease in the roaming rate per minute for the year ended May 31, 2003.

      Equipment sales of wireless telephones and accessories to subscribers decreased $0.6 million, or 6%, for the year ended May 31, 2003, as compared to the same period last year. The decrease was primarily due to reduced equipment sales due to the sale of our interest in CDJ in August 2002, partially offset by additional upgrades and retention plan exchanges of handsets in our Puerto Rico operation and an increase in gross activations in the Dominican Republic.

      Our Caribbean wireless operations had approximately 398,600 subscribers at May 31, 2003, an increase of 9% from the 366,500 subscribers at May 31, 2002. Increases from new activations of 221,000 were offset by subscriber cancellations of 158,800. These new activations and cancellations exclude CDJ. The cancellations experienced by our Caribbean wireless operations were primarily the result of competitive factors, non-payment and the lack of usage by our prepaid customers.

      The monthly postpaid churn rate was 2.7% for the year ended May 31, 2003 as compared to 2.6% for the same period last year. Our postpaid subscribers represented approximately 75% of our total Caribbean wireless subscribers at May 31, 2003, up from approximately 65% at May 31, 2002.

      Caribbean wireless ARPU was $58 for the year ended May 31, 2003, as compared to $61 for the year ended May 31, 2002. The decrease in ARPU was primarily due to a decrease in the rate for interconnection terminating minutes in Puerto Rico and a change in the subscriber mix as our subscribers in the Dominican Republic now represent a greater percentage of total Caribbean subscribers. Dominican Republic subscribers were 27% and 20% of total Caribbean wireless subscribers at May 31, 2003 and 2002, respectively. The majority of the subscribers in the Dominican Republic are prepaid which generally have a lower ARPU than postpaid subscribers. An average of 728 minutes of airtime were used by our customers per month during the year ended May 31, 2003 compared to 544 minutes per month during fiscal 2002. An average of 981 minutes of airtime were used by each of our postpaid customers per month during the year ended May 31, 2003, as compared to 760 minutes of use per month during fiscal 2002.

      Costs and expenses. Cost of equipment sold increased $9.4 million, or 38%, during the year ended May 31, 2003, as compared to the same period last year. The increase was primarily due to increases in the number of premium phones sold and increases in phones used for upgrades and retention plan exchanges. The increase is also due to a higher percentage of phones sold instead of leased in Puerto Rico as compared to the prior year. These increases were partially offset by reduced cost of equipment sold due to the sale of our interest in CDJ in August 2002.

      Cost of services increased $6.3 million, or 17%, during the year ended May 31, 2003 as compared to the year ended May 31, 2002. The increase was primarily due to the variable costs associated with a larger subscription base and associated revenue, higher usage and related infrastructure. The main components of the increase were mobile long distance, driven by additional long distance calling of subscribers and property taxes, related to the Puerto Rico wireless infrastructure. These increases were partially offset by reduced cost of services due to the sale of our interest in CDJ in August 2002.

      Sales and marketing expenses decreased $4.7 million, or 11%, during the year ended May 31, 2003 as compared to the same period last year. The decrease was primarily due to newly structured dealer contracts with lower commissions to agents, an overall reduction in advertising spending, and reduced sales and marketing expenses due to the sale of our interest in CDJ in August 2002.

      General and administrative expenses decreased $2.5 million, or 5%, during the year ended May 31, 2003, as compared to the same period in fiscal 2002, primarily due to reduced general and administrative expenses due to the sale of our interest in CDJ in August 2002.

      Adjusted operating income for the Caribbean wireless operations for the year ended May 31, 2003 was $96.6 million, an increase of $18.1 million, or 23%, as compared to the year ended May 31, 2002.

      The gain on disposition of assets of $1.6 million during the year ended May 31, 2003 was primarily due to the sale of our interest in CDJ.

      The special non-cash charge of $4.4 million during the year ended May 31, 2003 relates to certain disputed billings that arose in prior fiscal years, to and from the PRTC.

      Depreciation and amortization for the year ended May 31, 2003 was $57.0 million, a decrease of $1.9 million, or 3%, as compared to the year ended May 31, 2002. The decrease was primarily due to reduced depreciation and amortization due to the sale of our interest in CDJ in August 2002, and a decrease in amortization due to the cessation of amortization on Caribbean wireless licenses with indefinite lives in connection with the adoption of SFAS No. 142. These decreases were partially offset by increases in depreciation due to capital expenditures made during fiscal 2003 and 2002.

      Operating income for the year ended May 31, 2003 was $36.8 million, an increase of $41.6 million from the operating loss of $4.8 million from the same period last year.

Caribbean Broadband Operations

	Fiscal Year Ended
	May 31,

	2003	2002	% Change

	(In thousands)
Revenue:
Switched revenue	$33,370	$25,820	29%
Dedicated revenue	39,515	31,346	26
Cable television revenue	48,017	47,841	—
Other revenue	20,348	32,830	(38)

Total revenue	141,250	137,837	2

Costs and expenses:
Cost of equipment sold	673	839	(20)
Cost of services	60,752	64,511	(6)
Sales and marketing	9,473	14,199	(33)
General and administrative	31,710	33,089	(4)

Total costs and expenses	102,608	112,638	(9)

Adjusted operating income(1)	38,642	25,199	53

(1)	See “Prospectus Summary — Certain Non-GAAP Financial Measures” beginning on page 13.

      Revenue. Caribbean broadband revenue increased $3.4 million, or 2%, to $141.3 million for the year ended May 31, 2003 as compared to the previous fiscal year. These changes were due to a 17% increase in total access lines and equivalents to 222,356, partially offset by a decrease in other revenue resulting from a decrease in the number of international long distance minutes to the Dominican Republic that we terminate and a decrease in interconnection rates in Puerto Rico.

      Switched revenue increased $7.6 million, or 29%, to $33.4 million for the year ended May 31, 2003 as compared to the same period a year ago. This increase was primarily due to a 22% increase in switched access lines to 40,389 as of the end of the fiscal year and a corresponding growth in minutes of use.

      Dedicated revenue increased $8.2 million, or 26%, to $39.5 million for the year ended May 31, 2003 as compared to the same period last year. The increase was primarily the result of a 16% growth in voice grade equivalent dedicated lines to 181,967.

      Cable television revenue of $48.0 million for the year ended May 31, 2003 was flat from the same period a year ago, reflecting a 15% loss in subscribers, offset by additional revenue from a rate increase we implemented after our digital upgrade and increased sales of premium services.

      Other revenue decreased $12.5 million, or 38%, to $20.3 million for the year ended May 31, 2003 from the same period last year. The decrease is primarily attributable to a 47% decrease in the number of international long distance minutes to the Dominican Republic that we terminate and a decrease in interconnection rates in Puerto Rico.

      Costs and expenses. Cost of services decreased $3.8 million, or 6%, during the year ended May 31, 2003 as compared to the same period a year ago, primarily due to a decrease in access charges in the Dominican Republic, resulting from the decrease in terminating international long distance minutes to the Dominican Republic.

      Sales and marketing expenses decreased $4.7 million, or 33%, during the year ended May 31, 2003, respectively, as compared to the previous fiscal year, primarily due to a reduction of the sales force in the Dominican Republic and an overall reduction in advertising spending.

      General and administrative expenses decreased $1.4 million, or 4%, during the year ended May 31, 2003, as compared to the previous fiscal year, primarily due to a reduction of administrative personnel in Puerto Rico and the Dominican Republic and reduced expenses due to the sale in the third quarter of fiscal 2003 of our 60% interest in Infochannel Limited, an Internet service provider in Jamaica.

      Adjusted operating income for the Caribbean broadband operations for the year ended May 31, 2003 was $38.6 million, an increase of $13.4 million, or 53%, as compared to the same period last year.

      Depreciation and amortization for the year ended May 31, 2003 was $47.9 million, a decrease of $6.4 million, or 12%, from the same period last year. The decrease was primarily due to the cessation of amortization relating to cable franchise costs in connection with the adoption of SFAS No. 142. The effect of this adoption was partially offset by increased depreciation expense associated with the continued expansion of the Caribbean broadband operations.

      In accordance with SFAS No. 142, we performed goodwill and intangible asset impairment analyses during the year ended May 31, 2003. Based on recent net subscriber losses and the estimated resulting loss of future revenue, we recorded a pretax impairment charge of $165.2 million to the cable franchise costs asset.

      In accordance with SFAS No. 144, during the year ended May 31, 2003, we performed an impairment evaluation of our long-lived assets in our broadband businesses. This evaluation was made because we determined that certain undersea cable will be underutilized. We performed asset impairment tests at the reporting unit level, the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The tests were performed by comparing the aggregate undiscounted estimated future cash flows to the carrying amount of the long-lived assets. Based on these tests, we determined that certain undersea cable assets should be considered impaired. The undersea cable assets are a component of property, plant and equipment, net in the consolidated balance sheet. As a result of this evaluation, we recorded a pretax impairment charge of $24.3 million on these assets.

      Operating loss for the year ended May 31, 2003 was $199.0 million, an increase of $159.8 million as compared to the operating loss of $39.2 million for the same period in fiscal 2002.

Consolidated

      Other non-operating income and expenses. Net interest expense was $144.3 million for the year ended May 31, 2003, which represented a decrease of $6.1 million, or 4%, from the fiscal year ended May 31, 2002. Gross interest expense was $145.4 million for the year ended May 31, 2003 as compared to $151.4 million for the same period a year ago. The decreases resulted primarily from lower interest expense due to the expiration of several interest rate swaps and also lower debt balances and interest rates.

The decrease was partially offset by increased interest expense on the $180.0 million of the Mezzanine Debt, due to a change in the interest rate on our Mezzanine Debt from 10% cash interest to 13% paid-in-kind interest (see “— Commitments and Contingencies” for more information on the Mezzanine Debt). Total debt decreased by $49.5 million from May 31, 2002 to May 31, 2003.

      The weighted-average debt outstanding during the year ended May 31, 2003 was $1,773.3 million, a decrease of $24.6 million as compared to the weighted-average debt level of $1,797.9 million during the fiscal year ended May 31, 2002. Our weighted-average interest rate was 8.2% for the year ended May 31, 2003 as compared to 8.4% for the same period a year ago.

      Pre-tax loss after minority interest for the year ended May 31, 2003 was $181.9 million as compared to the pretax loss of $89.0 million for the fiscal year ended May 31, 2002.

      Income tax benefit was $70.0 million for the year ended May 31, 2003, as compared to $11.5 million for the same period last year. We had a worldwide effective tax rate of 38.6% for the year ended May 31, 2003, primarily as a result of pretax book losses generated in the Dominican Republic for which we cannot record a tax benefit and certain expenses related to our Mezzanine Debt that are not deductible for U.S. income tax purposes, offset by the write-down of a deferred tax liability in connection with the impairment charge on the Caribbean cable franchise cost asset.

      We reported a net loss of $111.9 million for the year ended May 31, 2003, which represents an increase of $34.4 million from the net loss of $77.5 million for the same period a year ago.

Year Ended May 31, 2002 Compared to Year Ended May 31, 2001

Results of Operations

      We had 906,800 wireless subscribers at May 31, 2002, as compared to 763,100 at May 31, 2001, an increase of 19%. The net loss for the year ended May 31, 2002 was $77.5 million, as compared to net income of $182.9 million for the year ended May 31, 2001. Included in the net loss for the year ended May 31, 2002 was a pretax, non-cash loss on impairment of assets of $34.0 million related to a write-down of CDJ and certain non-Caribbean undersea fiber-optic cables. Included in net income for the year ended May 31, 2001 were pretax gains of $369.3 million ($217.9 million after-tax) recognized on the sale of our Southwest properties and the sale of our interests in Sacramento-Valley Limited Partnership, the Modoc, California Partnership, and the Pennsylvania RSA No. 6 (II) Partnership in Lawrence, Pennsylvania and the redemption of our interest in the GTE Mobilnet partnership serving the San Francisco bay area. Net income for the year ended May 31, 2001 was also affected by an after-tax, non-cash charge of $3.7 million for the cumulative effect of a change in accounting principle related to the adoption of the SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements,” or SAB 101. Basic and diluted loss per share for the year ended May 31, 2002 was $0.81 as compared to basic and diluted earnings per share of $1.93 and $1.89, respectively, for the year ended May 31, 2001. Excluding the effect of the sales and redemption noted above as well as the adoption of SAB 101, basic and diluted loss per common share would have been $0.33 for the year ended May 31, 2001.

      The table below summarizes the consolidated results of operations for each period:

	Fiscal Year Ended
	May 31,

	2002	2001	% Change

	(In thousands, except
	per share data)
Operating income	$59,139	$509,645	(88)%
Net (loss) income	(77,521)	182,917	(142)
Net (loss) income per share:
Basic	(0.81)	1.93	(142)
Diluted	(0.81)	1.89	(143)
Adjusted operating income(1)	252,596	255,108	(1)

(1)	See “Prospectus Summary — Certain Non-GAAP Financial Measures” beginning on page 13.

U.S. Wireless Operations

	Fiscal Year Ended
	May 31,

	2002	2001	% Change

	(In thousands)
Revenue:
Service revenue	$246,779	$240,856	2%
Roaming revenue	92,584	109,487	(15)
Equipment sales	11,688	14,551	(20)

Total revenue	351,051	364,894	(4)

Costs and expenses:
Cost of equipment sold	32,144	33,882	(5)
Cost of services	69,529	76,987	(10)
Sales and marketing	46,993	48,709	(4)
General and administrative	53,480	53,009	1

Total costs and expenses	202,146	212,587	(5)

Adjusted operating income(1)	148,905	152,307	(2)

(1)	See “Prospectus Summary — Certain Non-GAAP Financial Measures” beginning on page 13.

      Revenue. In May 2001, we changed our presentation of incollect cost. The change was a reclassification from revenue to cost of services. The amount reclassified for U.S. wireless for the year ended May 31, 2001 was $39.3 million.

      U.S. wireless service revenue increased $5.9 million, or 2%, to $246.8 million as compared to the year ended May 31, 2001.

      Roaming revenue decreased to $92.6 million, or 15%, from roaming revenue of $109.5 million for the year ended May 31, 2001. The decrease was primarily due to a reduction in roaming rates per minute of $37.8 million, partially offset by an increase in roaming usage of $24.2 million for the same period.

      Our U.S. wireless operations had approximately 540,300 and 500,100 subscribers at May 31, 2002 and 2001, respectively. Increases from new activations of 179,000 were offset by subscriber cancellations of 138,800. The monthly postpaid churn rate was 2.2% for the year ended May 31, 2002 as compared to 2.7% for the same period a year ago. The cancellations experienced by the U.S. wireless operations were primarily the result of competitive factors and non-payment.

      U.S. wireless ARPU was $56 for the year ended May 31, 2002, as compared to $64 for the year ended May 31, 2001. The decrease in ARPU was primarily due to the decline in roaming revenue. Average minutes of use per subscriber were 191 per month for the year ended May 31, 2002 as compared to 144 for the prior year.

      Costs and expenses. Cost of equipment sold decreased slightly during the year ended May 31, 2002, primarily due to a decrease in units sold.

      Cost of services decreased during the year ended May 31, 2002, primarily due to a decrease in incollect cost. Cost to acquire per activation was $314 for the year ended May 31, 2002, as compared to $304 for the same period last year. The increase in cost to acquire was primarily the result of fixed distribution costs being spread over fewer subscriber additions, partially offset by a reduction in sales and marketing costs.

      Sales and marketing expenses decreased by 4% during the year ended May 31, 2002, primarily due to lower commissions and compensation costs.

      General and administrative expenses remained relatively flat during the year ended May 31, 2002, primarily due to cost reduction efforts.

      Adjusted operating income for the U.S. wireless operations for the year ended May 31, 2002 was $148.9 million, a decrease of $3.4 million from the year ended May 31, 2001.

      The gain on disposition of assets for the year ended May 31, 2001 represented the pretax gains recognized on the sale of the southwest properties, the sale of our interests in the Sacramento-Valley Limited Partnership, the Modoc, California Partnership and the Pennsylvania RSA No. 6 II) Partnership in Lawrence, Pennsylvania, and the redemption of our interest in the GTE Mobilnet partnership serving the San Francisco bay area.

      Depreciation and amortization for the year ended May 31, 2002 was $45.8 million, an increase of $2.3 million, or 5%, over the same period a year ago. The increase was primarily the result of depreciation related to capital expenditures made during fiscal 2002 and 2001 in connection with the continued expansion of our U.S. wireless operations.

      Operating income for the year ended May 31, 2002 was $103.1 million, a decrease of $374.9 million from operating income of $478.1 million for the year ended May 31, 2001.

Caribbean Wireless Operations

	Fiscal Year Ended
	May 31,

	2002	2001	% Change

	(In thousands)
Revenue:
Service revenue	$223,367	$184,572	21%
Equipment sales	11,228	12,121	(7)

Total revenue	234,595	196,693	19

Costs and expenses:
Cost of equipment sold	24,713	14,071	76
Cost of services	36,469	23,186	57
Sales and marketing	43,189	37,116	16
General and administrative	51,732	43,276	20

Total costs and expenses	156,103	117,649	33

Adjusted operating income(1)	78,492	79,044	(1)

(1)	See “Prospectus Summary — Certain Non-GAAP Financial Measures” beginning on page 13.

      Revenue. In May 2001, we changed our presentation of incollect cost. The change was a reclassification from revenue to cost of services. The amount reclassified for Caribbean wireless for the year ended May 31, 2001 was $2.1 million.

      Caribbean wireless service revenue increased $38.8 million, or 21%, to $223.4 million. This increase was primarily due to the addition of 103,500 new customers during the year ended May 31, 2002.

      The decrease in equipment sales of wireless telephones and accessories to subscribers was primarily related to an increase in our handset subsidy due to competitive pressures, partially offset by equipment sales associated with the launch of operations in the Kingston, Jamaica metropolitan area in November 2001.

      Our Caribbean wireless operations had approximately 366,500 subscribers at May 31, 2002, an increase of 39% from the 263,000 subscribers at May 31, 2001. Increases from new activations of 251,100 were offset by subscriber cancellations of 147,600. The monthly postpaid churn rate was 2.6% for the year ended May 31, 2002 as compared to 2.8% for the same period a year ago. The cancellations experienced by our Caribbean wireless operations were primarily the result of competitive factors and non-payment.

      Caribbean wireless revenue per subscriber per month, based upon an average number of subscribers, was $61 for the year ended May 31, 2002, as compared to $76 for the year ended May 31, 2001. The decrease in revenue per subscriber was primarily due to new prepaid subscribers in the Dominican Republic and Jamaica. The average customer used 544 minutes of airtime per month during the year ended May 31, 2002 versus 486 minutes of use per month during fiscal 2001.

      Costs and expenses. Cost of equipment sold increased during the year ended May 31, 2002, due to the sale of phones under certain low-end postpaid rate plans and an increase in prepaid activations in the Dominican Republic and Jamaica.

      Cost of services increased during the year ended May 31, 2002, primarily due to the variable costs associated with a larger subscription base and increased wireless coverage areas resulting from the continued expansion of our wireless network in the Caribbean. In addition, cost of services decreased during the year ended May 31, 2001 by an adjustment to estimated property tax expense in Puerto Rico.

      Sales and marketing expenses rose during the year ended May 31, 2002, primarily due to the increase in gross subscriber additions as well as marketing expenses related to the Dominican Republic and Jamaica.

      General and administrative expenses increased during the year ended May 31, 2002, primarily due to increased costs to support the expanding subscriber base and the initiation of service in the Dominican Republic in September 2000 and Jamaica in November 2001.

      Adjusted operating income for the Caribbean wireless operations for the year ended May 31, 2002 was $78.5 million, a decrease of $0.6 million, or 1%, from the same period a year ago. The decrease was primarily due to start up losses in Jamaica and, to a lesser extent, the U.S. Virgin Islands, partially offset by improved margins in the Dominican Republic and Puerto Rico.

      The loss on impairment of assets of $24.3 million for the year ended May 31, 2002 was related to a non-cash write-down of our Jamaica wireless operations.

      Depreciation and amortization for the year ended May 31, 2002 was $58.9 million, an increase of $14.9 million, or 34%, over the prior year. Depreciation increased due to capital expenditures made during fiscal 2002 and 2001 in connection with the development and network expansion of our Caribbean wireless telephone systems and the commencement of wireless operations in Jamaica in November 2001.

      Operating loss for the year ended May 31, 2002 was $4.8 million, a decrease of $39.8 million from operating income of $35.0 million for the year ended May 31, 2001.

Caribbean Broadband Operations

	Fiscal Year Ended
	May 31,

	2002	2001	% Change

	(In thousands)
Revenue:
Switched revenue	$25,820	$18,188	42%
Dedicated revenue	31,346	20,126	56
Cable television revenue	47,841	22,538	112
Other revenue	32,830	28,216	16

Total revenue	$137,837	$89,068	55

Costs and expenses:
Cost of equipment sold	$839	$960	(13)
Cost of services	64,511	37,153	74
Sales and marketing	14,199	8,539	66
General and administrative	33,089	18,659	77

Total costs and expenses	$112,638	$65,311	72

Adjusted operating income(1)	$25,199	$23,757	6

(1)	See “Prospectus Summary — Certain Non-GAAP Financial Measures” beginning on page 13.

      Revenue. Caribbean broadband revenue increased $48.8 million, or 55%, to $137.8 million for the year ended May 31, 2002.

      Switched revenue increased $7.6 million, or 42%, to $25.8 million. The increase was primarily due to a 47% increase in switched access lines to 33,063 and a corresponding growth in minutes of use.

      Dedicated revenue increased $11.2 million, or 56%, to $31.3 million. The increase in revenue was primarily the result of a 42% rise in dedicated access line equivalents to 157,185.

      Cable television revenue of $47.8 million for the fiscal year ended May 31, 2002, reflecting our first full year of revenue from the two cable acquisitions completed during fiscal 2001.

      Other revenue increased $4.6 million, or 16%, to $32.8 million for the year ended May 31, 2002.

      Costs and expenses. Cost of services increased during the year ended May 31, 2002, primarily due to higher costs to support the expanding Caribbean broadband business and expenses related to the cable television businesses.

      Sales and marketing expenses rose during the year primarily due to increased advertising as well as expenses related to the cable television businesses.

      General and administrative expenses increased during the year ended May 31, 2002, primarily due to additional expenses associated with the cable television acquisitions and increased costs to support the growing customer base.

      Adjusted operating income for the Caribbean broadband operations for the year ended May 31, 2002 was $25.2 million, an increase of $1.4 million, or 6%, over the year ended May 31, 2001.

      The loss on impairment of assets of $9.6 million for the year ended May 31, 2002 was related to a non-cash write-down of our Jamaica Internet service provider operations and certain non-Caribbean undersea fiber-optic cables.

      Depreciation and amortization for the year ended May 31, 2002 was $54.3 million, an increase of $27.1 million, or 100%, over the year ended May 31, 2001. This increase was primarily due to depreciation and amortization related to the cable television acquisitions as well as additional depreciation associated with the expansion of our network.

      Operating loss for the year ended May 31, 2002 was $39.2 million, an increase of $35.7 million as compared to the operating loss of $3.5 million for the year ended May 31, 2001.

Consolidated

      Other non-operating income and expenses. Net interest expense was $150.3 million for the year ended May 31, 2002, a decrease of $6.2 million, or 4%, from the year ended May 31, 2001. Gross interest expense for the year ended May 31, 2002 was $151.4 million, as compared to $161.4 million for the year ended May 31, 2001.

      The increase in total debt of $116.3 million was primarily the result of additional borrowings for capital expenditures related to the expansion of the Caribbean wireless and Caribbean broadband operations and working capital needs for our Jamaica and Dominican Republic operations. The weighted-average debt outstanding during the year ended May 31, 2002 was $1,797.9 million, an increase of $196.3 million as compared to the weighted-average debt level of $1,601.6 million during the year ended May 31, 2001. Our weighted-average interest rate was 8.4% for the year ended May 31, 2002, as compared to 10.1% for the year ended May 31, 2001.

      After minority interest income (loss) for the year ended May 31, 2002, the pretax loss was $89.0 million, as compared to pretax income of $372.3 million for the year ended May 31, 2001. The income tax benefit was $11.5 million for the year ended May 31, 2002, as compared to income tax expense of $185.7 million for the year ended May 31, 2001. The decrease in income tax expense for the year ended May 31, 2002 was primarily the result of tax expense in fiscal 2001 related to the gains recognized on the disposition of assets.

      The cumulative effect of change in accounting principle for the year ended May 31, 2001 was a non-cash charge of $3.7 million, net of income taxes of $2.3 million. This resulted from our adoption of SAB 101.

      These factors resulted in a net loss of $77.5 million for the year ended May 31, 2002, which represents a decrease of $260.4 million from net income of $182.9 million for the year ended May 31, 2001.

Liquidity and Capital Resources

      On June 20, 2003, we sold $500.0 million aggregate principal amount of the original notes in a private placement transaction. In connection with the sale of original notes, on June 20, 2003, we amended our senior credit facility. The senior credit facility consists of four term loans and a revolving credit facility. The borrowers under the senior credit facility are Centennial Cellular for a term loan with an original principal amount of $325.0 million, which we refer to as Term Loan A, of which $268.1 million was outstanding as of May 31, 2003, and Centennial Puerto Rico for three separate term loans (which we refer to as Term Loan A-PR, Term Loan B-PR and Term Loan C-PR) aggregating an original principal amount of $719.4 million, of which $678.7 million was outstanding as of May 31, 2003. The revolving credit facility has an aggregate principal amount of $250.0 million, of which $200.0 million was outstanding as of May 31, 2003. The revolving credit facility is available to both of the borrowers. Under the provisions of the senior credit facility we are effectively prohibited from paying cash dividends on our common stock. Our obligations under the senior credit facility are guaranteed by substantially all of our subsidiaries and are collateralized by liens on substantially all of our assets.

      We used the net proceeds from the offering of original notes to make a total of $470.0 million in repayments under the senior credit facility in the following manner:

•	$170.0 million under the revolving credit facility

•	$85.0 million under Term Loan A

•	$32.7 million under Term Loan A-PR

•	$98.7 million under Term Loan B-PR

•	$83.6 million under Term Loan C-PR

      As part of the amendment, the applicable margins with respect to the interest rates for outstanding loans were increased by 0.25%, and we modified certain of the financial and other covenants in the senior credit facility.

      The amounts outstanding under the senior credit facility and the maturity dates of the revolving credit facility and each term loan are as follows:

	Original	Amount
	Principal	Outstanding at
Senior Credit Facility	Amount	May 31, 2003	Maturity Date

	(In thousands)
Revolving credit facility(1)	$250,000	$200,000	November 30, 2006
Term Loan A	325,000	268,125	November 30, 2006
Term Loan A-PR	125,000	103,125	November 30, 2006
Term Loan B-PR	322,188	311,625	May 30, 2007
Term Loan C-PR	272,187	263,989	November 30, 2007

Total	$1,294,375	$1,146,864

(1)	Full revolving credit facility amount of $250 million can be drawn down.

      For the year ended May 31, 2003, earnings were less than fixed charges by $181.8 million. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rents deemed representative of the interest portion of leases. The amount by which earnings were less than fixed charges reflects non-cash charges of $139.3 million relating to depreciation and amortization.

      As of May 31, 2003, we had $675.6 million of property, plant and equipment, net, placed in service. During the year ended May 31, 2003, we made capital expenditures of $133.1 million to expand the coverage areas and upgrade our cell sites as well as our call switching equipment of existing Caribbean wireless and U.S. wireless properties and to extend and enhance our broadband fiber network in the Caribbean. Capital expenditures for Caribbean wireless operations were $50.4 million, representing 37.9% of total capital expenditures. These expenditures were to add capacity and services and to continue the development and expansion of our Caribbean wireless systems. Capital expenditures for Caribbean broadband operations were $38.5 million, representing 28.9% of total capital expenditures. These expenditures were to continue the expansion of our Caribbean broadband network infrastructure. During fiscal 2004, we anticipate capital expenditures of approximately $125 million.

      In January 2002, Centennial Puerto Rico Cable TV Corp., or Centennial Cable, our wholly owned subsidiary, entered into a $15 million credit agreement with Banco Popular de Puerto Rico, or the Cable TV Credit Facility, to fund the digital conversion of its cable operations. Borrowings under the Cable TV Credit Facility bear interest at the London Inter-Bank Offering Rate, or LIBOR, (1.3% as of May 31, 2003) plus 3.50%. The Cable TV Credit Facility matures in May 2005. The maturity date was changed from February 2006 to May 2005 in connection with amendments to the Cable TV Credit Facility effected in May and July 2003 which also increased the quarterly amortization payments and modified certain of the covenants. Under the Cable TV Credit Facility, Centennial Cable is required to maintain certain financial covenants and is limited in its ability to, among other things, incur additional indebtedness. Centennial Puerto Rico has guaranteed Centennial Cable’s obligation under the Cable TV Credit Facility and the facility is collateralized by a lien on the digital boxes, the monthly rental payments on the digital boxes and other equipment purchased with the borrowings under the Cable TV Credit Facility. As of May 31, 2003, $11.7 million was outstanding under the Cable TV Credit Facility.

      We expect to finance our capital expenditures primarily from cash flow generated from operations, borrowings under our existing credit facilities and proceeds from the sale of assets. We may also seek various other sources of external financing including, but not limited to, additional bank financing, joint ventures, partnerships and issuance of debt or equity securities.

      To meet our obligations with respect to our operating needs, capital expenditures and debt service obligations, it is important that we continue to improve operating cash flow. Increases in revenue will be dependent upon, among other things, continued growth in the number of customers and maximizing revenue per subscriber. We have continued the construction and upgrade of wireless and broadband systems in our markets to achieve these objectives. There is no assurance that growth in customers or revenue will occur.

      The following table sets forth, for the periods indicated, our net cash provided by operating activities before interest payments (net cash provided), our principal uses of such cash and the cash required from other financing and investing activities:

	Fiscal Year Ended May 31,

	2003		2002

		% of		% of
		Net Cash		Net Cash
	Amount	Provided	Amount	Provided

	(Dollar amounts in thousands)
Net cash provided by operating activities	$196,003	64%	$115,220	46%
Interest paid	111,668	36	134,167	54

Net cash provided	$307,671	100%	$249,387	100%

Principal uses of cash:
Interest paid	$111,668	36%	$134,167	54%
Property, plant & equipment	133,109	43	214,679	86

Total	$244,777	79%	$348,846	140%

Cash provided by (used in) other financing and investing activities	$62,894	21%	$(99,459)	(40)%

      Net cash provided by operating activities for the year ended May 31, 2003 was sufficient to fund our expenditures for property, plant and equipment of $133.1 million.

      The following table sets forth the primary cash flows (used in) provided by other financing and investing activities for the periods indicated:

	Fiscal Year Ended
	May 31,

	2003	2002

	(In thousands)
Proceeds from disposition of assets, net of cash expenses	$25,199	$217
Proceeds from issuance of long-term debt	36,398	203,251
Distributions received from equity investments, net	67	43
Proceeds from the exercise of stock options	—	1,587
Proceeds from issuance of common stock under employee stock purchase plan	485	1,898
Capital contributed from minority interests in subsidiaries	—	7,350

Cash provided by other financing and investing activities	62,149	214,346

Acquisitions, net of cash acquired	—	(1,323)
Repayment of debt	(86,163)	(89,362)
Payments, net, for assets held under capital leases	(105)	(9,100)
Debt issuance costs paid	(2,954)	(4,576)

Capital (deficiency) availability for operations and capital expenditures	$(27,073)	$109,985

      Based upon existing market conditions and our present capital structure, we believe that cash flows from operations and funds from currently available credit facilities will be sufficient to enable us to meet required cash commitments through the next twelve-month period.

      Centennial, its subsidiaries, affiliates and controlling stockholders (including Welsh Carson and The Blackstone Group and their respective affiliates) may from time to time, depending upon market conditions, seek to purchase certain of Centennial’s or its subsidiaries’ securities in the open market or by other means, in each case to the extent permitted by existing covenant restrictions.

Acquisitions, Exchanges and Dispositions

      Our primary acquisition strategy is to obtain controlling ownership interests in communications systems serving markets that are proximate to or share a community of interest with our current markets. We may pursue acquisitions of communications businesses that we believe will enhance our scope and scale. Our strategy of clustering our operations in proximate geographic areas enables us to achieve operating and cost efficiencies as well as joint marketing benefits, and also allows us to offer our subscribers more areas of uninterrupted service as they travel. In addition to expanding our existing clusters, we also may seek to acquire interests in communications businesses in other geographic areas. The consideration for such acquisitions may consist of shares of stock, cash, assumption of liabilities, a combination thereof or other forms of consideration.

      In January 2003, we sold our 60% interest in Infochannel Limited, an Internet service provider in Jamaica, for $3.0 million and we recorded a pretax gain of $0.3 million.

      In August 2002, we sold our 51% interest in CDJ to Oceanic Digital Communications Inc., the 49% shareholder of CDJ. This transaction was initiated in fiscal 2002. We recorded a pretax gain of $2.6 million, which is included in gain on disposition of assets in the consolidated statement of operations. In addition, we reduced our net liabilities by approximately $2.6 million, including consolidated long-term debt by approximately $45.1 million (largely comprised of the vendor financing credit facility with Lucent Technologies which was non-recourse to the Company) as a result of this transaction.

      In May 2002, we announced that we had entered into an agreement with AAT to sell to AAT 186 telecommunications towers located throughout our U.S. wireless serving areas for a purchase price of approximately $34.1 million in cash, subject to adjustment. The agreement is subject to customary closing conditions and the tower sales closed on a rolling basis during fiscal year 2003 and the beginning of fiscal year 2004. During the year ended May 31, 2003, we sold 144 telecommunications towers to AAT for approximately $24.0 million. Under the terms of the agreement, we will leaseback space on the telecommunications towers from AAT. As a result of provisions in the master sale-leaseback agreement that provide for continuing involvement by us, we will account for the sale and leaseback of certain towers as a finance obligation for approximately $12.6 million in our consolidated balance sheet. We will maintain these telecommunications towers in our consolidated financial statements and depreciate them with the finance obligation being reduced by monthly rent payments to AAT. For the sale and leaseback of towers determined to have no continuing involvement, sale-leaseback accounting has been followed. Accordingly, we have recognized a deferred gain on the sale of such telecommunications towers to AAT and will account for substantially all of our payments under the leasebacks as capital leases. As such, the deferred gain is being amortized in proportion to the amortization of the leased telecommunications towers. The remaining unamortized deferred gain totaled approximately $5.7 million at May 31, 2003.

      Subsequent to May 31, 2003, we sold an additional 14 telecommunications towers to AAT for proceeds of approximately $2.5 million. We do not expect to sell any additional towers to AAT under this agreement.

      In June 2001 we entered into definitive, multi-year agreements with Global Crossing Ltd., or Global Crossing, for the purchase and sale of fiber-optic undersea capacity connecting the Caribbean and the United States and other products and services in the Caribbean. In December 2001, March 2002 and April 2003, we and Global Crossing restructured these agreements and significantly reduced the commitments to each other. As of May 31, 2003, we paid $45.0 million (of which $15.0 million was paid in fiscal 2002 and $30.0 million was paid in fiscal 2001) to Global Crossing and received $10.4 million (of which $5.9 million was received in fiscal 2002 and $4.5 million was received in fiscal year 2001) from Global Crossing. Under the restructured agreements, we have paid Global Crossing a net amount of $34.6 million ($45.0 million less forfeitures by Global Crossing of $10.4 million) in exchange for fiber-optic undersea capacity connecting Puerto Rico and the United States and other routes on the Global Crossing network, a $1.7 million credit that will be applied towards the purchase of products and services on the Global Crossing network, including, without limitation, prepaid maintenance costs on the undersea capacity and a $1.2 million credit that was previously applied for voice services. The $1.7 million credit received by us from Global Crossing is included in prepaid expenses and other current assets, net in the consolidated balance sheet. The fiber-optic undersea capacity received by us from Global Crossing is included in property, plant and equipment, net in the consolidated balance sheet and is being amortized over its useful and contractual life of 15 years. We have not recognized any revenue from Global Crossing under this transaction.

Recent Accounting Standards

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” or SFAS No. 143. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We adopted SFAS No. 143 on June 1, 2003. The adoption of this statement did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

      In October 2001, the FASB issued SFAS No. 144. SFAS No. 144 replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of” and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. This standard applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. We adopted SFAS No. 144 on June 1, 2002. Pursuant to SFAS No. 144, during the year ended May 31, 2003, we reduced by $24.3 million the carrying value of certain of our undersea cable assets.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” or SFAS No. 145. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. We adopted SFAS No. 145 on June 1, 2002. The adoption of this statement did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS No. 146. SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this statement did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

      In December 2002, the FASB issued SFAS No. 148. SFAS No. 148 serves as an amendment to SFAS No. 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We are required to adopt the annual financial statement reporting requirements for the current fiscal year ended May 31, 2003. We will adopt the interim periods reporting disclosure requirements of SFAS No. 148 during the interim period ended August 31, 2003. We have not yet determined the impact that this standard will have on our consolidated results of operations consolidated financial position. or consolidated cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities,” or SFAS No. 149. SFAS No. 149 serves as an amendment to and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is to be applied prospectively to all contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. However, the provisions of this statement that relate to “SFAS 133 Implementation Issues,” which have been effective for fiscal quarters beginning prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. We are in the process of assessing the effect of adopting SFAS No. 149 on our consolidated results of operations, consolidated financial position or consolidated cash flows.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” or SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are in the process of assessing the effect of adopting SFAS No. 150 on our consolidated results of operations, consolidated financial position or consolidated cash flows.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45. FIN 45 expands the disclosures made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of the obligation assumed under certain guarantees. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in a specified interest rate, security price, foreign exchange rate or other variable that is related to an asset, liability or equity security of the guaranteed party, or failure of another party to perform under an obligating agreement (performance guarantees). Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, and a guarantee covering product performance, not product price. The disclosure requirements of FIN 45 are effective for us as of February 28, 2003, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002.

      In the ordinary course of our business, we enter into agreements with third parties that contain indemnification provisions. Under these provisions, we generally indemnify the other party for losses suffered or incurred as a result of our breach of these agreements. At times, these indemnification provisions survive termination of the underlying agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is potentially unlimited. However, we have never incurred any material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal and considered to be immaterial to the consolidated financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46. FIN 46 addresses whether certain types of entities, referred to as variable interest entities, or VIEs, should be consolidated in a company’s financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns), or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns. FIN 46 is effective immediately for all VIE’s created after January 31, 2003 and for the first fiscal year or interim period beginning after June 15, 2003 for VIE’s in which an enterprise holds a VIE that it acquired before February 1, 2003. We have evaluated the effect of the adoption of FIN 46, and do not believe it will have a material effect on our Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

      In November 2002, the Emerging Issues Task Force of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” or EITF No. 00-21. EITF No. 00-21 addresses how to account for arrangements that may involve multiple revenue-generating activities. The consensus guidance will be applicable to agreements entered into in quarters beginning June 15, 2003. We will adopt this new accounting effective September 1, 2003. We are in the process of assessing the effect of adopting EITF No. 00-21 on our consolidated results of operations, consolidated financial position and consolidated cash flows.

Commitments and Contingencies

      We have filed a shelf registration statement with the SEC for the sale of up to 72,000,000 shares of our common stock that may be offered from time to time in connection with acquisitions. The SEC declared the registration statement effective on July 14, 1994. As of August 15, 2003, 37,613,079 shares remain available for issuance in future acquisitions.

      On July 7, 2000, the SEC declared effective our universal shelf registration statement, which registered our sale of up to an aggregate of $750.0 million of securities (debt, common stock, preferred stock and warrants) as well as the resale of up to 20,000,000 shares of our common stock out of approximately 87,000,000 shares owned by certain of our controlling stockholders (including Welsh Carson and an affiliate of The Blackstone Group). As of August 29, 2003, there have been no takedowns and the full amount registered under the shelf registration statement remains available for future issuance.

      During the year ended May 31, 2003, an affiliate of Welsh Carson purchased in open market transactions approximately $153.0 million principal amount of our 10 3/4% notes due 2008, the 10 3/4% notes. Together with previous purchases, the Welsh Carson affiliate holds approximately $189.0 million of principal amount of the 10 3/4% notes. On September 24, 2002, we entered into an indemnification agreement with the Welsh Carson affiliate pursuant to which the Welsh Carson affiliate agreed to indemnify us in respect of taxes which may become payable by us as a result of these purchases. Therefore, we recorded a $15.9 million income tax payable included in accrued expenses and other current liabilities, and a corresponding amount due from an affiliate of Welsh Carson that is included in prepaid expenses and other current assets.

      In 1999, we issued the Mezzanine Debt to an affiliate of Welsh Carson. We have been informed by the administrative agent under the senior credit facility that, as of May 31, 2002, we had used up all remaining baskets under the senior credit facility to pay cash interest on the Mezzanine Debt and that any additional payments of cash interest on the Mezzanine Debt would be considered a default under the senior credit facility. Accordingly, we are effectively prohibited from making any further payments of cash interest on the Mezzanine Debt, absent additional distributions from the equity investments in wireless systems that we hold. As such, we are recording paid-in-kind interest at a rate of 13% per annum, which increases the principal amount of the Mezzanine Debt. Interest amounts for future periods are calculated on these higher principal amounts. Any unpaid interest will be repaid upon maturity of the Mezzanine Debt.

      In July 2001, we entered into an agreement with Nortel Networks Inc. pursuant to which we agreed, subject to certain conditions, to purchase equipment and installation services for our U.S. wireless operations through June 2003 at a cost of approximately $40.0 million. We have committed to purchase $39.1 million under this agreement as of May 31, 2003.

      We have entered into multi-year roaming agreements with Cingular Wireless and AT&T Wireless for analog, TDMA and GSM traffic. Under these agreements, we are required to overlay our existing U.S. wireless network with a GSM network over the next three years. We expect the GSM overlay will require incremental expenditures, above our historical U.S. wireless expenditure levels, of approximately $20.0 million to $30.0 million over the next three years. In connection with the roaming agreement with AT&T Wireless, AT&T Wireless granted us two separate options to purchase 10 MHz of spectrum covering an aggregate of approximately 4.2 million Pops in Michigan and Indiana. The aggregate exercise price of the options is $20.0 million, but the options may be exercised on a proportionate basis for less than all of the 4.2 million Pops. The options have a two-year term.

      In May 2003, we entered into a multi-year agreement with Ericsson, Inc. to purchase equipment and services from Ericsson to overlay our U.S. wireless networks with GSM/GPRS technology. In June 2003, we entered into an agreement with Nortel pursuant to which Nortel will supply our Dominican Republic wireless operations with a CDMA third generation network.

      The following table summarizes our contractual cash obligations and commercial commitments at May 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

		1 Year			After
Contractual Obligations	Total	and Less	2-3 Years	4-5 Years	5 Years

	(In thousands)
Long-term debt obligations	$1,759,060	$89,401	$247,649	$828,277	$593,733
Operating leases obligations	186,276	23,418	39,018	23,832	100,008
Purchase obligations	34,623	14,420	20,203	—	—

Total contractual cash obligations	1,979,959	127,239	306,870	852,109	693,741

Sublessor agreements	(1,955)	(660)	(1,041)	(254)	—

Net	$1,978,004	$126,579	$305,829	$851,855	$693,741

Subsequent Events

      In May and July 2003, we amended our Cable TV Credit Facility. The amendment changed the maturity date from February 2006 to May 2005, increased the quarterly amortization payments and modified certain of the covenants. In addition, we used the net proceeds from the original notes offering in June 2003 to make a total of $470.0 million in repayments under the senior credit facility, and as a result of these repayments, our scheduled repayments of long-term debt obligations for the year ended May 31, 2004 have been reduced to $13.5 million.

      In November 2002, we offered our employees who held stock options with an exercise price of $12.15 per share or more the opportunity to cancel those options in exchange for new options on a 1-for-2 basis (i.e. 1 new option for every 2 cancelled). The new options would be granted at least six months and one day after the date the surrendered options were cancelled and would have an exercise price equal to the average of the high and low price of our common stock on the new grant date. Pursuant to this option exchange program, on December 19, 2002, we accepted for cancellation 2,913,700 options and on June 23, 2003, we issued 1,304,150 options with an exercise price of $4.365, the average of the high and low sales price on the grant date, to the employees who participated in the option exchange program.

      In February 2003, the Puerto Rico Department of Education selected the bid of our Caribbean broadband division for the award of a $34.4 million contract to provide telecommunications and Internet services to Puerto Rico’s approximately 1,540 public schools for the school year that began in July 2003. The project is expected to be funded, in large part, with funds available through the E-Rate program of the Universal Service Fund, which is managed by the Schools and Libraries Division of the Universal Service Administrative Company, a private non-profit organization appointed by the FCC for such purposes. The FCC is currently reviewing previous funding requests for the E-Rate program in Puerto Rico and has withheld funding those requests until it completes its ongoing E-Rate program investigation. As such, the funding to support the project has not yet been obtained. The award is being challenged by one of the unsuccessful bidders in an administrative proceeding in Puerto Rico. In August 2003, the Puerto Rico Department of Education unconditionally released us from our obligations under the bid.

Quantitative and Qualitative Disclosures about Market Risk

      We are subject to market risks due to fluctuations in interest rates. A majority of our long-term debt has variable interest rates. However, with the issuance of the original notes, we have substantially reduced our reliance on variable rate debt. We utilize interest rate swap and collar agreements to hedge variable interest rate risk on a portion of our variable interest rate debt as part of our interest rate risk management program.

      The table below presents principal (or notional) amounts and related average interest rate by year of maturity for the Company’s long-term debt and interest rate swap and collar agreements. Weighted average variable rates are based on implied forward rates in the yield curve as of May 31, 2003:

	Year Ended May 31,

								Fair
	2004	2005	2006	2007	2008	Thereafter	Total	Value

	(In thousands)
Long-term debt:
Fixed rate	$894	$1,139	$1,560	$1,468	$1,711	$593,733	$600,505	$549,457
Average fixed interest rate	9.8%	9.8%	9.9%	10.0%	10.0%	10.45%	10.5%	—
Variable rate	$88,507	$111,006	$133,944	$572,132	$252,966	—	$1,158,555	$1,158,555
Average variable interest rate(1)	1.2%	1.7%	2.6%	3.5%	4.1%	—	3.2%	—
Interest rate swaps (pay fixed, receive variable):
Notional amount	$50,000	$50,000	—	—	—	—	—	$5,433
Average pay rate	5.7%	4.9%	—	—	—	—	—	—
Average receive rate	1.7%	3.2%	—	—	—	—	—	—
Interest rate collar:
Notional amount	$100,000	—	—	—	—	—	—	$2,483
Cap	7.0%	—	—	—	—	—	—	—
Floor	4.6%	—	—	—	—	—	—	—

(1)	Represents the average interest rate before applicable margin on the senior credit facility debt.

      We have variable rate debt that at May 31, 2003 and 2002 had outstanding balances of $1,158.6 million and $1,261.5 million, respectively. The fair value of such debt approximates the carrying value at May 31, 2003. Of the variable rate debt, $200.0 million was hedged at May 31, 2003, using interest rate swaps and collars. The fixed interest rates on swaps were between 4.9% and 5.7%. The interest rate range on the collar was 4.6% to 7.0%. These swaps and collars expire at various dates between February 18, 2004 and February 8, 2005. Based on our unhedged variable rate obligations outstanding at May 31, 2003 a hypothetical increase or decrease of 10% in the weighted average variable interest rate would have increased or decreased our annual interest expense by approximately $1.2 million.

BUSINESS

Overview

      We are a leading regional wireless and broadband (wireline and cable television) telecommunications service provider serving over one million customers in markets covering over 17.3 million Net Pops in the United States and the neighboring Caribbean. In the United States, we are a regional wireless service provider in small cities and rural areas in two geographic clusters covering parts of six states. In our Puerto Rico-based Caribbean service area, which also includes operations in the Dominican Republic and the U.S. Virgin Islands, we are a facilities-based, fully integrated communications service provider offering both wireless and, in Puerto Rico and the Dominican Republic, broadband services to business and residential customers.

      On June 20, 2003, we sold $500.0 million aggregate principal amount of the original notes in a private placement transaction. Net proceeds were used to permanently repay $300.0 million of term loans under our senior credit facility, repay $170.0 million of our revolving credit facility under our senior credit facility and the balance to pay fees and expenses related to the transaction. In connection with the sale of the original notes, we amended our senior credit facility to provide us with additional flexibility under the financial and other covenants in the senior credit facility.

Our Operations

U.S. Wireless

      In the United States, we provide digital wireless service in two geographic clusters, covering approximately 6.1 million Net Pops. Our Midwest cluster includes parts of Indiana, Michigan and Ohio, and our Southeast cluster includes parts of Louisiana, Mississippi and Texas. Our clusters are comprised of small cities and rural areas that generally have lower penetration levels and fewer competitors than major metropolitan areas. Through clustering, we believe we are able to achieve critical mass and operating efficiencies while developing a respected brand image within our service areas. Further, these clusters are near major metropolitan markets, and we benefit from the traffic generated by subscribers of other wireless service providers who roam into our coverage areas.

      We have long-term roaming agreements with AT&T Wireless Services, Inc. and Cingular Wireless LLC. These roaming agreements enable us to offer nationwide plans at attractive rates and provide predictable roaming revenue for us.

      We believe that the quality and coverage of our network provide us with a strategic advantage over our competitors. We own 25 MHz of spectrum in the 800 MHz frequency band in each of our U.S. wireless markets. Our network currently employs both analog and TDMA digital technology. We have begun to overlay our Midwest cluster network with GSM technology that will support GPRS advanced data technology and will align our technology with our largest roaming partners. We expect to launch GSM service in the Midwest cluster by the end of 2003. We intend to begin the overlay of our Southeast cluster network with GSM technology after we complete the overlay of our Midwest cluster, and we expect to launch GSM service in the Southeast cluster in 2004.

      In connection with the AT&T Wireless roaming agreement, AT&T Wireless granted us two separate options to purchase 10 MHz of spectrum covering an aggregate of approximately 4.2 million Pops in Michigan and Indiana that is contiguous to our Midwest cluster for an aggregate price of $20 million. This option provides us with the opportunity to expand our U.S. wireless operations. We are still evaluating this business opportunity, which would require us to incur additional capital expenditures if we elected to build out our network in these areas. The options expire in late 2004 and early 2005.

Caribbean Region

      In the Caribbean region, we have an established business with attractive adjusted operating income margins, substantial adjusted operating income and significant growth potential. We offer wireless, wireline and cable television services in Puerto Rico, wireless and wireline services in the Dominican Republic and wireless services in the U.S. Virgin Islands. We derived approximately 90% of our Caribbean revenue for fiscal 2003 from our Puerto Rico operations. Puerto Rico is a U.S. dollar-denominated and FCC regulated commonwealth of the United States. We believe wireless telecommunications services are experiencing significant growth in this region due to lower wireless penetration and lower wireline teledensity as compared to other parts of the United States. We also believe that lower wireline teledensity has resulted in significant substitution of wireline services for wireless services. This is evidenced by a 29% increase in our postpaid minutes of usage per month from 760 minutes for fiscal 2002 to 981 minutes for fiscal 2003. This compares to approximately 434 minutes, according to the Cellular Telecommunications and Internet Association, for wireless subscribers in the United States for the twelve months ended December 31, 2002. For this reason, we focus on intensive postpaid users of service generating higher ARPUs.

      Caribbean Wireless. Our Caribbean wireless operations cover a population of approximately 13.0 million and serve Puerto Rico, the Dominican Republic and the U.S. Virgin Islands using the same digital technology, called CDMA. We launched wireless services in Puerto Rico in December 1996, in the Dominican Republic in October 2000 and in the U.S. Virgin Islands in June 2001.

      We provide wireless services in Puerto Rico pursuant to a 30 MHz license in the 1900 MHz frequency band which also covers the U.S. Virgin Islands. Our wireless network is supported by our high-capacity terrestrial and undersea fiber-optic network, which decreases our marginal network costs. In fiscal 2003, for example, our Puerto Rico wireless operating expenses per minute were 53% lower than our U.S. wireless operations, and our Puerto Rico wireless network capital expenditures for each incremental minute of use were 74% lower than those of our U.S. wireless operations.

      In the Dominican Republic, we own 80% of All America Cables and Radio, Inc., our Dominican Republic subsidiary which operates under the name “Centennial Dominicana” and holds a 30 MHz license at the 1900 MHz frequency band. Our Dominican Republic operations are experiencing significant growth, and, while adjusted operating income for fiscal 2003 was negative, it was positive in the fourth quarter of fiscal 2003.

      Caribbean Broadband. Our Caribbean broadband business includes wireline operations in Puerto Rico and the Dominican Republic and cable television operations in Puerto Rico. We launched broadband services in Puerto Rico in August 1997 and in the Dominican Republic in April 2000, and we acquired cable television operations in Puerto Rico in September 2000.

      In Puerto Rico, we have built a fully integrated communications company since our launch in 1997 and are the only significant fiber-based CLEC on the island. We provide a full range of services, including switched voice, private line services, international long distance, data, cable television, toll-free and Internet-related services, to business and residential customers over our own fiber-optic, coaxial and microwave network. Our digital cable television system serves southern and western Puerto Rico. This digital cable system allows us to bring last mile broadband services to these less densely populated areas of Puerto Rico and enables us to bundle high speed data services with video, which we believe is an important factor in attracting and retaining customers.

      In the Dominican Republic, we have constructed a terrestrial fiber-optic network in Santo Domingo, the country’s capital, and offer broadband services there. Currently, the majority of our broadband revenue in the Dominican Republic is derived from terminating the long-distance traffic of other carriers originating in the United States.

      To complement our terrestrial fiber networks, we own significant undersea fiber-optic capacity connecting key markets in the Caribbean with our international gateway switch in Miami, Florida. This extensive fiber network allows us to offer customers with operations in our Caribbean service area low-cost, high quality, end-to-end broadband solutions. For example, we provide America Online, Inc. with telecommunications services to enable it to bring its Internet services to Puerto Rico.

Competitive Strengths

      Significant and Improving Cash Flow. Our U.S. wireless networks have been upgraded for digital TDMA technology and our GSM network build out is in progress and expected to be substantially completed by the end of 2004. The build-out of our Caribbean wireless, fiber-optic and cable television networks is substantially complete. A 38.0% decline in capital expenditures and a 17.1% increase in adjusted operating income from fiscal 2002 to 2003 have resulted in improved cash flow.

      Competitive Advantage Through Our Owned Fiber-Optic Network in the Caribbean. Our extensive terrestrial fiber-optic network supports all of our services in the Caribbean and, along with the purchased capacity we have on undersea fiber-optic cables, allows us to offer our customers a single-vendor solution for broadband connectivity to the United States. Our broadband and wireless businesses share other infrastructure, including switching equipment and back-office functions, which we believe enables us to transmit traffic more cheaply than our competitors. We maximize this advantage by serving intensive users of telecommunications services.

      Extensive Direct Distribution. Over 84% of our wireless sales in the United States and Caribbean and substantially all of our broadband and cable television sales are made through our employees. We believe this extensive company-owned distribution network, consisting of 82 stores and 161 kiosks and 1,284 sales associates as of May 31, 2003, enables us to provide a superior sales and customer service experience to our customers. We believe our competitors rely more heavily on higher cost, indirect distribution channels.

      High Quality Network. We believe that the quality and coverage of our network contributes to our high customer retention. Our monthly postpaid customer retention rate was 98% for our U.S. wireless operations for fiscal 2003, which we believe is among the highest in the industry. Further, we are overlaying our network with GSM technology, which is the most commonly used global standard and is employed by our largest roaming partners. The primary benefits of GSM/ GPRS technology are better network capabilities and a superior selection of handsets in terms of price, functions and style.

      Market Opportunity in the Caribbean. We believe that Puerto Rico and the Dominican Republic are large, politically stable markets with lower penetration rates and lower teledensity rates than the United States for both wireless and broadband telecommunications services and present an attractive market opportunity for us.

      Geographic Focus. We believe that we are able to give our geographic markets more focused attention than the national and multinational telecommunications operators with whom we compete. Generally, our markets are not large enough to be of critical importance to national and global competitors, which we believe permits us to provide superior customer service and tailored service offerings to these specific regions and customers.

      Strong Management Team and Equity Investors. We have assembled our management team from several of the world’s leading telecommunications operators, including ALLTEL Corporation/360° Communications Co., Bell Atlantic Corporation (now Verizon Communications Inc.), SBC Communications Inc., BellSouth Corporation and Millicom International Cellular S.A. Welsh, Carson, Anderson & Stowe, or Welsh Carson, and The Blackstone Group, leading private equity investors, are controlling stockholders of Centennial.

Business Strategy

      Target High Quality Wireless Customers. We target high usage wireless customers in our Caribbean service area by offering service plans with a significant number of minutes in exchange for a higher monthly fee. We grew our postpaid customer base in our Caribbean service area by 26% in fiscal 2003. The ARPU for our Caribbean postpaid wireless customers was $76 for fiscal 2003, and bad debt expense for our Caribbean wireless operations was 2.1% of service revenue for fiscal 2003. We believe we are able to generate high customer revenue because we provide superior customer service and we are able to offer rate plans with a large number of minutes.

      Increase Penetration of Our Broadband Business. We are the only significant facilities-based competitor to the Puerto Rico Telephone Company, or PRTC, the incumbent wireline carrier in Puerto Rico. We have laid approximately 1,500 miles of fiber-optic cable in Puerto Rico that reaches approximately 1,000 buildings. We believe that our ability to extend this extensive owned fiber-optic network directly to the customer premises enables us to quickly meet customer demands for high-bandwidth services. We believe this network, coupled with our competitive prices, allows us to capture a large share of new, high-capacity landline services in Puerto Rico. We intend to continue to leverage this network to increase our market share. We currently serve some of the largest enterprises, carriers and governmental institutions in Puerto Rico, including Cisco, IBM, Lucent, Microsoft, Proctor & Gamble and the University of Puerto Rico.

      Deploy GSM/ GPRS in Our U.S. Wireless Network. We have begun to overlay our Midwest cluster network with GSM technology that will support GPRS advanced data technology and expect to launch GSM service in our Midwest cluster by the end of 2003. We intend to begin the overlay of our Southeast cluster network with GSM technology after we complete our overlay in our Midwest cluster, and we expect to launch GSM service in the Southeast cluster in 2004. GSM/ GPRS provides faster data services and makes available lower-cost, more attractive, multi-functional handsets, such as camera phones. Further, it aligns us technologically with our principal roaming partners. We expect this deployment will improve our service offerings and will be important in attracting and retaining customers for our U.S. wireless operations.

      Continue to Build Brand. Brand development is essential in the increasingly competitive telecommunications environments. Our brand emphasizes a superior customer experience by providing a quality network and effective customer service. As a regional telecommunications provider, we tailor our brand to the three markets we serve: “Trusted Advisor” in the United States, “En Confianza” in Puerto Rico and “Centennial Te Escucha” in the Dominican Republic. We believe the success of our brand-building efforts during fiscal 2003 was demonstrated by our lowest-ever level of postpaid churn, 1.8%, in the fourth quarter.

Wireless Telephone Markets and Interests

      The chart below sets forth information regarding our wireless operations as of May 31, 2003, as reported in the 2002 Kagan’s Wireless Telecom Atlas & Database, with respect to our U.S. and Puerto Rico service areas, and by Banco Central de la Republica Dominicana, Departmento de Cuentas Nacionales, for our Dominican Republic service area. Those U.S. wireless telephone systems and the investment interests which are in Metropolitan Statistical Areas, or MSAs, are asterisked; the remainder are in Rural Service Areas, or RSAs. As of May 31, 2003, our Caribbean wireless and U.S. wireless operations had 939,500 wireless subscribers in the markets listed below.

Markets	Ownership	Pops	Net Pops

U.S. Wireless Telephone Systems
Midwest Cluster
Kalamazoo, MI*	100.0%	318,900	318,900
Cass, MI	100.0%	308,000	308,000
Newaygo, MI	100.0%	261,100	261,100
Battle Creek, MI*	100.0%	196,200	196,200
Benton Harbor, MI*	100.0%	162,600	162,600
Jackson, MI*	100.0%	160,100	160,100
Roscommon, MI	100.0%	152,300	152,300
Allegan, MI	100.0%	108,200	108,200

System Subtotal		1,667,400	1,667,400

Markets	Ownership	Pops	Net Pops

South Bend, IN*	100.0%	314,300	314,300
Richmond, IN	100.0%	220,700	220,700
Newton, IN	100.0%	219,800	219,800
Elkhart-Goshen, IN*	91.7%	187,200	171,700
Williams, OH	100.0%	128,500	128,500

System Subtotal		1,070,500	1,055,000

Fort Wayne, IN*	100.0%	471,300	471,300
Miami, IN	100.0%	187,800	187,800
Kosciusko, IN	100.0%	193,300	193,300
Huntington, IN	100.0%	147,700	147,700
Kokomo, IN*	100.0%	102,300	102,300

System Subtotal		1,102,400	1,102,400

Midwest Cluster Subtotal		3,840,300	3,824,800

Southeast Cluster
Beauregard, LA	100.0%	404,400	404,400
Beaumont-Port Arthur, TX*	100.0%	389,200	389,200
Lafayette, LA*	94.5%	244,100	230,700
West Feliciana, LA	100.0%	194,900	194,900
Claiborne, MS	100.0%	161,500	161,500
Alexandria, LA*	100.0%	144,400	144,400
Iberville, LA	100.0%	160,500	160,500
DeSoto, LA	100.0%	114,000	114,000
Copiah, MS	100.0%	125,500	125,500
Bastrop, LA	100.0%	84,300	84,300
Caldwell, LA	100.0%	73,100	73,100
Lake Charles, LA*	100.0%	186,100	186,100

Southeast Cluster Subtotal		2,282,000	2,268,600

Total U.S. Wireless Telephone Systems		6,122,300	6,093,400

Caribbean Wireless Telephone Systems
Puerto Rico Wireless Telephone System (including the U.S. Virgin Islands)	100.0%	3,994,100	3,994,100
Dominican Republic Wireless Telephone System	80.0%	8,960,000	7,168,000

Total Caribbean Wireless Telephone Systems		12,954,100	11,162,100

Investment Interests
Lawrence, PA	14.3%	209,800	30,000
Del Norte, CA	6.9%	213,400	14,700

Total Investment Interests		423,200	44,700

Total U.S. Wireless Telephone Systems, Caribbean Wireless Telephone Systems and Investment Interests		19,499,600	17,300,200

Products and Services

      Wireless. The nature of the products and services we offer varies depending on the market. Our principal source of revenue is derived from providing network access and airtime minutes of use to wireless telephone subscribers. We offer primarily postpaid and, to a lesser extent, prepaid wireless services. Other value-added services available to wireless telephone subscribers are similar to those provided by conventional landline telephone systems, including custom calling features such as voice mail, caller ID, call forwarding, call waiting and conference calling. In the United States, we also offer our customers short messaging services and access to information from the Internet through their wireless phones. In Puerto Rico, our recently upgraded next generation networks give our customers access to the wireless web directly from their handsets through our mobile web offering.

      We offer our wireless customers a variety of handsets employing TDMA technology in the United States and CDMA technology in the Caribbean. We offer for sale a variety of handsets and accessories incorporating the latest in digital technology that is supportable on our network and a variety of rate plans designed to meet the varied needs of our customers. Most rate plans consist of a fixed monthly charge (with varying allotments of included minutes), plus variable charges for additional minutes of use. These handsets allow, among other things, our customers to roam onto other carriers’ digital or analog networks. We offer handsets primarily from Nokia, Kyocera, Motorola, Panasonic and Samsung.

      Broadband. In our Puerto Rico and Dominican Republic service areas, we offer a broad range of communications services including ATM (asynchronous transfer mode), frame relay, dedicated access, dedicated Internet ports, international long distance, switched access, high speed Internet access, dial-up Internet access and private line services. We also offer cable television services in our Puerto Rico service area. All services are provided over our own fiber-optic, coaxial and microwave network. We also offer customers web page design, development, hosting and web casting, integration services and a variety of e-commerce design and related services.

Roaming

      In the United States, a significant portion of our revenue is generated from roaming. We have negotiated agreements with our roaming partners that allow both companies’ customers to make and receive calls outside of their home calling areas. During the last several years, we significantly lowered the prices for our roaming partners to discourage them from building networks in our service areas and moving roaming minutes off our network. As part of these agreements, we significantly reduced our incollect costs (the costs we pay other carriers when our subscribers are roaming on their networks). Our U.S. wireless roaming revenue in fiscal 2003, was $77.6 million, or approximately 10.8% of our total consolidated revenue.

      We expect roaming revenue in fiscal 2004 to be significantly less than in fiscal 2003 due to fewer minutes from roaming partners with CDMA networks and reduced rates for partners with TDMA/ GSM networks. We have entered into long-term roaming contracts with AT&T Wireless and Cingular for analog, TDMA and GSM roaming. These long-term contracts provide us with greater predictability for roaming revenue and provide us with attractive incollect costs to enable us to offer national rate plans and enhance our competitive position. In connection with the AT&T Wireless roaming agreement, AT&T Wireless granted us two separate options to purchase 10 MHz of spectrum covering an aggregate of approximately 4.2 million Pops in Michigan and Indiana. The aggregate exercise price of the options is $20 million, but the options may be exercised on a partial basis for less than all of the 4.2 million Pops. The options expire in late 2004 and early 2005. We are still evaluating this business opportunity, which would require us to incur additional capital expenditures if we elect to build out the network in these areas.

Sales and Marketing

      In the United States we market our services and products under the name “Centennial Wireless.” In Puerto Rico, we market our wireless services and products under the name “Centennial de Puerto Rico,”

and in the Dominican Republic, we market our services and products under the name “Centennial Dominicana.” Nearly two years ago, we introduced a branding campaign named “Trusted Advisor” in the United States, and in the past year we introduced branding campaigns named “En Confianza” in Puerto Rico and “Centennial Te Escucha” in the Dominican Republic which are designed to convey our strategy based on delivering superior service.

      Our marketing objective is to increase our customer base, increase usage and reduce subscriber cancellations. Our current marketing strategy emphasizes continued net subscriber growth and targets customers who are likely to generate higher monthly revenue and low churn rates. In marketing our services, we stress our superior sales and customer service, our quality wireless service, competitive prices, technologically advanced features and the local presence of our sales and customer service representatives and technical staff. In the Caribbean, we focus on marketing our services to postpaid customers. In the United States, we focus on customers who live and work in our licensed serving areas, which keeps a significant portion of the minutes of use on our own network. We also offer nationwide calling plans for customers who are attracted to one flat wireless rate. The nationwide calling area offered in the United States includes our licensed area plus the roaming areas of AT&T Wireless, Cingular, Verizon and Alltel. The long-term roaming contracts we entered into with AT&T Wireless and Cingular enable our U.S. wireless operation to offer nationwide rate plans at competitive rates.

      As of May 31, 2003, we operated 66 stores and 53 kiosks in the United States, including a kiosk program in shopping malls and larger retail centers, and 16 stores and 108 kiosks in the Caribbean, including company-owned stores and kiosks in retail centers. In Puerto Rico and the U.S. Virgin Islands, we have a store or kiosk presence in most major shopping centers. We use a variety of television, billboard, radio and newspaper advertising to stimulate interest in our services, increase our customer base, increase usage and reduce subscriber cancellations.

      In both our U.S. and Caribbean wireless operations, we use both our own internal sales force and, to a lesser extent, independent agents and dealers to obtain customers for our services. We believe we rely less on outside agents and dealers than larger, nationwide or global carriers. As of May 31, 2003, we had an internal sales force of 1,284. These employees are generally paid a base pay plus commissions. Sales commissions are structured to take into account the rate plan selected and the length of the subscriber’s contract and the type of wireless telephone sold. We also maintain an ongoing training program to improve the effectiveness of our internal sales force. Our dealers are independent contractors paid solely on a commission basis.

Customer Service

      We are committed to assuring consistently high quality customer service. Both our U.S. and Caribbean wireless operations have a local staff, including a manager, customer service representatives and technical engineering staff. We have established local customer support facilities for all of the U.S. wireless telephone systems and the Caribbean integrated communication system. We believe that by having local offices and customer support facilities, we are better able to service customers and monitor the technical quality of our telecommunications services. In the United States we have a centralized customer service center located in Fort Wayne, Indiana. In our Caribbean service area, we have centralized customer service centers located in San Juan, Puerto Rico, and Santo Domingo, Dominican Republic, as well as customer service support located in our retail stores.

System Construction, Operation and Development

      Wireless telephone technology is based upon the radio coverage of a given geographic area by a number of overlapping “cells.” Each cell contains a transmitter-receiver at a “base station” or “cell site” that communicates by radio signal with wireless telephones located in the cell and is connected to a mobile telephone switching office, or the “switch,” which is connected to the local landline telephone network. Because wireless telephone systems are fully interconnected with the landline telephone network and long distance networks, subscribers can receive and originate both local and long distance calls from their wireless telephones. If a wireless telephone user leaves the service area of the wireless telephone system during a call, the call is generally continued and carried through a technical interface established with an adjacent system through intersystem networking arrangements. Such an arrangement is referred to as roaming.

      Construction of wireless telephone systems is capital intensive, requiring a substantial investment for land and improvements, buildings, towers, switches, cell site equipment, microwave equipment, engineering and installation. Until technological limitations on maximum capacity are approached, additional wireless telephone system capacity can normally be added in increments that closely match demand after the initial construction phase is complete. We use CDMA technology in our Caribbean wireless markets. During fiscal 2003, we constructed 31 cell sites in our U.S. wireless operations, and, as of May 31, 2003, our U.S. wireless operations had 722 cell sites. During fiscal 2003, we added 60 cell sites in our Caribbean wireless operations, and, as of May 31, 2003, our Caribbean wireless operations had 350 cell sites. We expect continued network investment to support customer growth, increased usage per customer and new services.

      In accordance with our strategy of developing market clusters, we have selected wireless switching systems that are capable of serving multiple markets with a single switch. Where we have deemed it appropriate, we have implemented microwave links and fiber connections in our U.S. wireless telephone systems and Caribbean integrated communication system, which provide ongoing cost efficiency and generally improve system reliability.

      Our U.S. wireless systems are served by five technologically advanced Nortel Networks supernode switches in Fort Wayne, Indiana; Alexandria, Louisiana; Vidor, Texas; and Lafayette, Louisiana. For our U.S. wireless operations, we intend to deploy a GSM network over our existing TDMA network and to offer GPRS advanced data technology. This technology will maintain technological compatibility with our largest roaming partners and provide the speed and capacity to support a variety of innovative mobile data applications, including e-mail, e-commerce and web-browsing. In May 2003, we entered into a multi-year contract with Ericsson, Inc., to overlay our U.S. wireless networks with GSM/ GPRS technology. GSM/ GPRS technology provides faster data services and makes available lower-cost, more attractive multi-functional handsets, such as camera phones. The new GSM/ GPRS technology will provide us with the foundation for continued evolution of products and services through the future development of next generation products.

      Our Puerto Rico network uses CDMA technology. The latest generation of this technology is capable of carrying voice and data traffic at speeds significantly higher than the previous wireless technology and faster than dial-up landline Internet connections. The construction of our Caribbean integrated communication system is capital intensive. In addition, the plans of our CLEC business to extend our fiber-optic network and to enter into large commercial and residential buildings and industrial parks will necessitate further capital expenditures. We have three switches in Puerto Rico. In our Caribbean service area, we use network equipment manufactured by Lucent Technologies. In June 2003, we entered into an agreement with Nortel pursuant to which Nortel will supply our Dominican Republic wireless operations with a CDMA third generation network.

      In 2002, our cable network in Puerto Rico underwent digitization of its primary headend and transport equipment and offers its customers digital service. High speed data service is being deployed and is currently available.

Billing and Operational Support Systems

      We operate management information systems to handle customer care, billing, network management, financial and administrative services. We have outsourced with ALLTEL Information Systems, a network management and operations support systems provider, to provide billing services to facilitate network fault detection, correction and management, performance and usage monitoring and security for our wireless operations throughout our company. We maintain stringent controls for both voluntary and involuntary deactivations. We attempt to minimize subscriber disconnects by identifying needed activation and termination policy adjustments through pre-activation screening, credit review and call pattern profiling in order to detect any prior fraudulent or bad debt activity.

      In our Caribbean service area, we completed the implementation of our broadband billing and customer service systems in February 2003. We are continuing to invest in operations support systems, further enhancing our provisioning and billing of broadband services. Our cable television systems in Puerto Rico use CSG Systems for billing and customer service needs. We are currently in the process of improving our cable television operational support systems to facilitate the rollout of new products and services.

Competition

      Wireless. In the United States and Puerto Rico, the FCC can grant commercial mobile radio service, or CMRS, licenses to up to eight companies to provide different types of wireless telephone services in each of our service areas. The FCC licenses cellular systems in 734 geographically defined market areas, which comprised 306 MSAs and 428 RSAs. In each market, cellular frequencies are divided into two equal 25 MHz blocks, which are designated as non-wireline (Block A) and wireline (Block B). The FCC also grants two 30 MHz licenses to operate broadband PCS in each of 51 defined Major Trading Areas, or MTAs, and one 30 MHz and three 10 MHz licenses in each of 493 Basic Trading Areas, or BTAs, which are component parts of MTAs. However, the FCC also allows CMRS carriers to subdivide and assign their spectrum allocations and/or their geographic market areas to other carriers. This creates the possibility of more than eight CMRS carriers having the ability to serve a single market.

      We currently control 25 MHz cellular licenses in 30 MSAs and RSAs in the United States, one 30 MHz broadband PCS license in the Puerto Rico MTA (which includes the U.S. Virgin Islands) and a 30 MHz PCS license in the Dominican Republic, which is not subject to FCC regulation. Our wireless systems compete directly with both cellular and broadband PCS licensees in each market on the basis of, among others, quality, price, area served, network coverage, services offered and responsiveness of customer service. The telecommunications industry is experiencing rapid technological change. With the development of new technologies, products and services, competition for wireless subscribers has intensified.

      In general, in each of our U.S. wireless markets we have between four and five competitors. PCS operators have continued to build out their networks in our service areas and we expect this trend to continue. Our primary competitors in our U.S. wireless markets are ALLTEL, AT&T Wireless, U.S. Cellular, Cingular, Nextel, Sprint PCS (and Sprint affiliates), T-Mobile and Verizon Wireless. We also compete to a lesser extent with paging, dispatch services and resellers. As wireless service is becoming a viable alternative to traditional landline phone service, we are increasingly competing directly with the traditional landline telephone companies for customers.

      The Puerto Rico wireless market is highly competitive. In Puerto Rico, we compete with five other wireless carriers: AT&T Wireless, Cingular, Movistar (partially owned by Telefónica de Espana), Sprint PCS and Verizon Wireless.

      The telecommunications market in the Dominican Republic is also highly competitive. We compete with three other wireless carriers: Compania Dominicana de Telefonos C. por A., a subsidiary of Verizon Wireless that is doing business as “Codetel;” France Telecom, which does business under the name “Orange;” and Tricom, S.A. (controlled by GFN Corporation, Ltd., one of the Dominican Republic’s largest private holding companies, and Motorola).

      Most of our competitors have greater financial resources than we do. We expect competition for wireless subscribers in our markets to continue to remain intense.

      In the future, we may also compete against emerging wireless technologies, including satellite-based mobile voice and data services and 3G wireless technologies.

      Broadband. Our Caribbean operations hold an authorization to provide broadband services in Puerto Rico, a concession to provide a variety of telecommunications services in the Dominican Republic and authorization to provide facilities-based international long distance service in the United States. Our main competitor for our broadband services in Puerto Rico is the PRTC, the incumbent telephone company and a subsidiary of Verizon. There are no other facilities-based CLECs with significant operations at this time, but we cannot be sure that other CLECs will not emerge in Puerto Rico in the future.

      In the Dominican Republic, we compete primarily against the incumbent provider, Codetel, which has a substantial market share, and Tricom, which provides both wireline and fixed-wireless service.

      Cable. We are the only cable television operator in our franchise areas. Liberty Media and Adelphia Communications also operate cable television companies in Puerto Rico, but not in our franchise areas. Our cable television company in Puerto Rico competes primarily against the direct broadcast satellite companies, namely DirecTV and EchoStar.

Regulation

U.S. Federal Regulation

      Our operations in the United States, Puerto Rico, and the U.S. Virgin Islands are governed by, among other regulations, the Communications Act of 1934, or the Communications Act, which was substantially amended by the Telecommunications Act of 1996, or the 1996 Act. The Communications Act has provisions dealing specifically with our wireless services and our cable television services, as well as provisions applicable to both our wireless and landline services.

      Matters Specific to Wireless Carriers. The cellular and PCS systems we operate, known as CMRS systems, are licensed and regulated by the FCC under the Communications Act. The FCC regulates the licensing, construction, operation, acquisition and sale of CMRS systems.

      Prior FCC rules prohibited licensees from controlling more than 55 MHz of licensed CMRS spectrum in any CMRS market. Under these rules, acquisitions of spectrum below this limitation were essentially always permitted and acquisitions of spectrum above this limitation were essentially always prohibited. In early 2003, this “bright line” spectrum limitation was replaced with a rule under which CMRS spectrum acquisitions are assessed on a case-by-case basis, without regard to whether they would have been permissible or impermissible under the old limitation. This rule change potentially allows us to acquire additional spectrum in some areas, but also adds uncertainty to our ability to acquire spectrum in areas where, under the old rule, approval would have been essentially automatic. We do not currently expect to need additional spectrum in any of our service areas.

      The FCC generally issues CMRS licenses for a term of ten years, after which they must be renewed. CMRS licenses may be revoked and license renewal applications denied by the FCC for cause. Under present rules, there may be competition for a CMRS license upon the expiration of its initial license term. While there can be no assurance that any license will be renewed, the FCC’s rules provide for a significant renewal preference to cellular and PCS licensees that have used their spectrum for its intended purpose, have built a network and have complied with FCC regulations and federal communication statutes. If a CMRS licensee is awarded a renewal expectancy, its renewal will be granted without further consideration of any competing applications. While our cellular licenses have been renewed regularly by the FCC in the past, and we believe that we have used our spectrum for its intended purpose and completely within applicable legislation and have built an extensive network, there can be no assurance that all of our licenses will be renewed in the future.

      The FCC also regulates other aspects of the operation and ownership of CMRS systems. Operational regulations include the cellular rules requiring coordination of proposed frequency usage with adjacent cellular licensees to avoid electrical interference between adjacent systems. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters. In November 2002, an FCC rule expired that had expressly prohibited CMRS carriers from placing restrictions on the resale of their services by parties who would buy blocks of numbers and services and resell them to end users. However, we remain subject to provisions of the Communications Act requiring us to apply only just, reasonable and nondiscriminatory terms to our services, so it is unclear what effect, if any, the expiration of the FCC’s rule will have on our operations. The FCC also imposes radio frequency radiation limitation requirements on CMRS licensees. There can be no assurance that any FCC requirements currently applicable to our CMRS system will not be changed in the future.

      Ownership regulations include the requirement to obtain prior FCC approval before completing most types of acquisitions and assignments of FCC licenses. Acquisitions of minority interests generally do not require FCC approval. Whenever FCC approval is required, any interested party may file a petition to dismiss or deny the application for approval of the proposed transfer or assignment.

      In addition to regulation by the FCC, wireless systems are also subject to Federal Aviation Administration, or FAA, regulations regarding the siting and construction of wireless transmitter towers and antennas, as well as local zoning requirements. The FCC also requires that all licensees register and obtain FCC registration numbers for all of their antennas and/or towers that require prior FAA clearance. All new towers must be registered at the time of construction. Failure to properly register a tower could lead to enforcement action, such as the imposition of a penalty. We believe that we are in compliance with the tower registration requirements.

      Matters Relevant to Both Wireless and Landline Telephone Operations. Amendments to the Communications Act made by the 1996 Act were aimed at opening local telecommunications markets to competition. The provisions of the Communications Act added by the 1996 Act govern, among other things, the removal of barriers to market entry and impose on incumbent local exchange carriers, or ILECs, duties to negotiate reasonable and nondiscriminatory interconnection agreements and access to unbundled elements of the ILEC’s network at any technically feasible point. The law encourages competition through these provisions and others governing resale, number portability, dialing parity, access to rights-of-way and numbering administration.

      The overall effect of the amendments made by the 1996 Act on our business continues to be unclear. The FCC has issued numerous rules and regulations to implement the 1996 Act and all significant FCC rulings have been appealed to the courts. Generally speaking, the FCC has prevailed in the courts, but in some cases it has not, and even when it eventually prevails, the ongoing litigation (which has reached the United States Supreme Court in two cases) creates uncertainty for companies such as us trying to comply with the legislation and associated FCC regulations. We have, however, benefited from reduced costs in acquiring required communication services, such as ILEC interconnection, and we have benefited from the right to receive compensation for the termination of traffic as discussed below. However, provisions relating to interconnection, telephone number portability, equal access and resale could subject us to increased competition and additional economic and regulatory burdens.

      Reciprocal compensation refers to payments that one carrier makes when it sends traffic to another carrier for completion. Reciprocal compensation applies to calls between landline networks and between a landline and a CMRS network. We both send and receive traffic to and from landline networks and so both pay and receive reciprocal compensation. The treatment of compensation for calls to ISPs, which affects us in Puerto Rico, has been particularly controversial. The FCC has established rules generally intended to reduce and, possibly, eventually eliminate the compensation paid by one carrier to another for jointly handling ISP-bound calls. This lower compensation, however, only applies where the incumbent telephone company also agrees to receive lower compensation for calls it receives (whether bound for ISPs or not). The courts have confirmed that these rules may remain in effect while the FCC continues its legal and regulatory analysis of the issue, which remains ongoing.

      In July 2002, we concluded arbitration of a new interconnection agreement with the PRTC that generally reflects these new FCC rules. See “— Matters Specific to Our Puerto Rico Operations.” Centennial both sends traffic to, and receives traffic from, the PRTC, so the FCC’s compensation rules apply to both Centennial and the PRTC. We continue to disagree with the PRTC about whether compensation is due under the FCC rules for certain types of ISP-bound calls and we expect this issue will remain in dispute for the foreseeable future. As a result, it is unclear how and to what extent the implementation of the FCC rules will affect us.

      State and Local Regulation. Under the Communications Act, no state may regulate the entry of CMRS providers or the rates charged for CMRS service. However, states can regulate other terms and conditions of service. The siting and construction of CMRS facilities, including transmission towers, antennas and equipment shelters, may be subject to state or local zoning, land use and other local regulations. Before a system can be put into commercial operation, the holder of a CMRS license must obtain all necessary zoning and building permit approvals for the transmitter sites and switching locations. Local jurisdictions control access to the rights-of-way and state governments (often public utility commissions) have the right to set rules relating to customer service. For example, some states and several local communities have enacted ordinances restricting the use of wireless phones while driving a motor vehicle. Several other state and local legislative bodies have proposed legislation to adopt similar laws. These laws could reduce subscriber usage and lead to potential litigation against wireless carriers.

      911 Service Requirements. The FCC has adopted requirements for CMRS providers to implement basic and enhanced 911 services, or E911. E911 is being rolled out in phases. E911 capabilities will enable CMRS systems to determine the location of persons making emergency calls. The FCC’s rules require CMRS carriers to work with local public safety officials to process the 911 calls, including those made from analog mobile telephones that are not registered with the carrier’s cellular system. Since April 1998, CMRS carriers have been required to be able to identify the cell from which the call has been made as well as the identification of the calling party number. The rules also require CMRS systems to continue to improve their ability to locate wireless 911 callers within a cell.

      FCC rules generally required that by October 1, 2001, nationwide CMRS carriers be able to provide location information with a greater degree of accuracy in accordance with standards set by the FCC. For regional CMRS providers such as ourselves, the FCC extended the compliance deadline to March 1, 2003, or to a mutually acceptable date agreed to by the wireless provider and local governmental authorities responsible for 911 services. In some cases the local governmental authorities in our service areas have not yet asked us to meet these requirements, in other cases, we have negotiated or are in the process of negotiating mutually acceptable compliance dates. We believe that we are materially in compliance with our E911 obligations. The FCC has ruled that the costs associated with the various phases of E911 compliance are not reimbursable. Thus, these E911 rules require us to spend additional capital to implement the E911 requirements.

      Electronic Surveillance Standards. The Communications Assistance for Law Enforcement Act requires all telecommunications carriers, including us and other CMRS licensees, to implement equipment changes necessary to assist law enforcement authorities in achieving enhanced ability to conduct electronic surveillance of those suspected of criminal activity. The FCC has established varying deadlines for different aspects of this legislation. In August 1999, the FCC added additional surveillance capability requirements, which carriers were required to meet by September 30, 2001. However, on August 15, 2000, a federal circuit court of appeals vacated and remanded some of these requirements. The FCC then reexamined and reissued these requirements, which are commonly referred to as the “punchlist” items, and extended the September 30, 2001 punchlist compliance deadline to June 30, 2002. Due to Centennial’s network upgrade schedule, Centennial did not meet some of the compliance deadlines. However, Centennial currently has waivers on file with the FCC requesting an extension of the applicable compliance deadlines. Issues relating to when and how carriers may obtain reimbursement from the federal government for equipment upgrades associated with such requirements are still unresolved.

      Universal Service. Our U.S. wireless and Puerto Rico wireless and wireline operations are required to contribute to the Federal Universal Service Fund and to any equivalent state fund. In general, these funds are created to subsidize telecommunications services in rural and high cost areas of the United States. Centennial is currently receiving Federal Universal Service non-rural high-cost support for its operations in Puerto Rico. In addition, we have recently filed applications in Louisiana, Mississippi, Indiana and Michigan to receive support in these states as well. Under the FCC’s current regulations and nationwide benchmark costing model, Puerto Rico was found to be below the national benchmark for receiving high cost support. As a consequence, the federal funds available to Puerto Rico will be reduced gradually over the next several years. Under the current scheme, support for Puerto Rico would be completely phased out by 2011. However, support is distributed by wire center and thus support for lower cost wire centers in Puerto Rico could be phased out prior to 2011. The FCC proceeding to review these issues is currently pending after remand from the courts. Thus, Centennial’s future ability to receive universal service support is unclear. In addition, the FCC is conducting a review of its rules applicable to the amount of funding available to competitive carriers providing services supported by the high-cost funding system. It is impossible to predict the outcome of this FCC review, which may result in Centennial receiving materially less universal service support than it does today.

      Rate Integration. Rate integration is the averaging of interstate long distance rates throughout a provider’s customer base. The FCC is currently examining the applicability of current rate integration requirements on CMRS offerings, particularly to wide area calling plans. Until this process is concluded it will be uncertain what obligations, if any, CMRS providers will have in this regard. However, implementation of rate integration requirements could have an effect on our current service offerings and rate plans and hinder our pricing flexibility, making it harder for us to compete in our markets.

      Number Pooling. The telecommunications industry has been faced with an apparent shortage of available telephone numbers, arising from many different factors within the industry. As a consequence, the FCC and state regulators have become concerned with promoting the efficient use of the available numbers. The FCC has imposed what is referred to as “thousand block pooling.” Beginning November 24, 2002, carriers may only request and will only be assigned numbers in blocks of one thousand numbers rather than the previous blocks of ten-thousand numbers. To request additional blocks, carriers must meet utilization thresholds set by the FCC. This more restrictive pooling requirement will force carriers to more closely track their number utilization, imposing greater administrative burdens and increased pressure to implement number portability, which may require possible equipment upgrades.

      Number Portability. Number portability allows a CMRS carrier’s customer who moves to another carrier to take along, or “port,” his or her phone number. The original CMRS carrier must be able to transmit calls to the ported number. Until July 16, 2002, CMRS carriers were required to provide number portability by November 24, 2002. On July 16, 2002, the FCC voted to extend this deadline to November 24, 2003. A legal challenge seeking to extend that deadline further was rejected by the courts in June 2003. As a result, wireless carriers who provide services in any of 100 markets specifically designated by the FCC must provide for wireless number portability in these markets by November 24, 2003 and in all other markets by May 2004. Puerto Rico and Fort Wayne, Indiana are included in these designated markets and constitute 26% of our Net Pops. The implementation of number portability will increase competition and require equipment and network upgrades. These upgrades will require expenditures of additional capital with no immediate new sources of revenue. We cannot predict the impact of these anticipated capital expenditures on our operations.

      Hearing Aid Compatibility. In July 2003, the FCC modified its rules that exempt wireless phones from the requirements of the Hearing Aid Compatibility Act and created new rules that impose obligations on wireless carriers and handset manufacturers to make available handsets that meet certain requirements that allow hearing aid users to have access to digital wireless services. The new rules require that within two years handset manufacturers and wireless carriers make available two wireless phone models that have the required air interface standard for radio frequency interference. Within three years, two wireless phone models must be available that meet the T-Coil compatibility standard, and by 2008 all phones must meet the radio frequency interference standard. All of these requirements impose obligations that will require wireless providers like us to invest in handsets that meet the required criteria and as such may increase the cost of the wireless phones we offer our customers.

      Matters Specific to Our Puerto Rico Operations. Comprehensive telecommunications reform legislation was enacted in 1996 by the Commonwealth of Puerto Rico. This legislation, titled the Puerto Rico Telecommunications Act of 1996, or the Puerto Rico Act, is intended to open the Puerto Rico telecommunications market to competition. Among other things, it established the Telecommunications Regulatory Board of Puerto Rico, or TRB, which was given primary regulatory jurisdiction in Puerto Rico over all telecommunications services, all service providers, and all persons with a direct or indirect interest in said services or providers.

      Increased competition in Puerto Rico has put pressure on our operation to become more aggressive in pricing plans and product offerings, which in turn has added to our interconnection requirements. In July 2002, we concluded the arbitration of a new interconnection agreement with the PRTC. The agreement was formally affirmed by the TRB, in December 2002. The new agreement reflects our view that our local calling areas should determine whether a landline call between us and the PRTC is rated as local or toll for purposes of intercarrier compensation. As our local calling areas are larger, fewer calls will cross local calling area boundaries, thereby lowering our costs by reducing the amount of access charges we might owe to the PRTC. In addition, the agreement affirms our right to use our extensive physical interconnections with the PRTC’s network to provide direct connections to business customers seeking to shift some or all of their business to us. However, the agreement contains the PRTC-proposed traffic classifications that the PRTC will argue relieve it of its obligation to compensate us for some ISP-bound calls, and which may result in an obligation on our part to pay the PRTC relatively high access charges on some calls on which we believe we should pay lower reciprocal compensation rates.

      In January 2003, the PRTC filed an appeal of the TRB’s ruling in federal court in Puerto Rico, challenging the TRB’s decision to use our calling areas to classify traffic. In our response, we challenged the TRB’s decision to use the PRTC’s traffic classifications in the way just noted above. The matter is now pending before the court. There can be no assurance that we will prevail on our challenge to the TRB’s decision, nor that the PRTC’s challenge to the TRB’s decision to rely on our calling areas will be rejected.

      In addition, several long distance providers in Puerto Rico have requested that we provide equal access for our wireline customers. Equal access would allow customers to reach their long distance providers by dialing one plus the number. We implemented equal access in Puerto Rico during fiscal 2002. The implementation of equal access could have an impact on our long distance business by increasing competition.

Dominican Republic

      The telecommunications regulatory framework in the Dominican Republic consists of General Telecommunications Law No. 153-98, enacted on May 27, 1998, resolutions promulgated under that law, the Dominican Republic’s reference document filed with the World Trade Organization and concession agreements entered into by the Dominican government with individual service providers. None of the outstanding concession agreements contains an exclusive arrangement with any wireless carrier and the Dominican government has announced a policy of encouraging growth through competition in the telecommunications industry.

      In addition, the law created a governing body to regulate telecommunication activities. This body is referred to as the Dominican Institute of Telecommunications, or Indotel. Indotel is headed by a five-member council, which includes a representative from the telecommunications industry. Indotel has control over all frequency bands and channels of radio transmission and communications within the country and over its jurisdictional water. We believe that this modern legislation, combined with technological advances and the sustained growth of private investment, will significantly contribute to the development of the telecommunications sector in the Dominican Republic.

      To substantially broaden the number of its citizens with access to a telephone and to allow for the establishment and growth of other modern telecommunications services, the Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980’s. In 1994, the Dominican government enacted a series of interconnection resolutions that required all service providers in the Dominican Republic to contractually interconnect with all other service providers, under guidelines articulated in the resolutions. This telecommunication law establishes a basic framework to regulate the installation, maintenance and operation of telecommunication networks and the provision of telecommunications services and equipment in the country. The law ratifies the Universal Service principle, by guaranteeing the access of telecommunications services at affordable prices in low-income rural and urban areas, to be achieved through market conditions and through the development of the telecommunications sector. It creates a fund for the development of the telecommunications sector that will be supported by a levy on industry participants of 2% of all telecommunication service billings.

      As a result of the new interconnection rate structure, the rate for the termination of international inbound calls to the Dominican Republic has increased. This increase required the renegotiation of termination agreements with several international exchange carriers. Centennial is currently in the process of negotiating these agreements. Centennial has renegotiated the majority of these interconnection agreements to reflect the new rate structure; however, certain agreements are still under negotiation because some companies are refusing to accept the new interconnection rates. It is difficult to assess at this time the ultimate impact of the increase in these rates; however, the increased rates for the termination of international traffic in the Dominican Republic could have an adverse effect on the volume of traffic terminated by Centennial which may or may not be offset by the increased revenue.

      On April 11, 2003, we negotiated new interconnection agreements with all Dominican carriers, in compliance with the interconnection regulation enacted by Indotel in June 2002. These agreements were approved and ratified by Indotel’s Executive Council. We believe the new interconnection agreements establish a fair and non-discriminatory set of terms and will lower the average cost of terminating a domestic call within the Dominican Republic.

      The Dominican government made changes to the tax regime governing telecommunications carriers. Effective on January 1, 2003, telecommunication providers adopted the system established by the Dominican Republic’s Tax Code. Since 1995, all telecommunications companies have been operating under the Canon Tax, which imposes a 10% tax on the difference between our revenue and our interconnection costs. Now telecommunications providers will be relieved of the obligation to pay this tax and pay 25% on taxable profits with a minimum tax of 1.5% on gross revenue to expire on December 31, 2003.

      Notwithstanding the above, a new fiscal package was introduced in late 2002 to the National Congress that calls for an extension in the application of the minimum tax of 1.5% until December 31, 2005. In exchange, the minimum percentage will be lowered from 1.5% to 0.5%. The Senate preliminarily approved the bill on May 2003, pending a second vote. Later on, the bill is to be discussed and voted by the Chamber of Deputies.

      We operate in the Dominican Republic under a concession that previously belonged to International Telephone & Telegraph, or ITT, and dating back over 100 years. After several modifications, the Concession’s latest version dates to 1996, when a new twenty-year term was awarded to our subsidiary, Centennial Dominicana. The concession contract also provides that Centennial Dominicana may construct, operate and exploit all types of telecommunications services in the Dominican Republic.

      In August 2003, the Dominican government, by presidential decree, introduced a 5% tax on all exports of goods and services, which includes the services that we provide to international telecommunications providers. The constitutionality of the tax is currently being challenged in the Dominican Supreme Court, in part, on the basis that the tax was enacted solely by presidential declaration, rather than by the legislature. In addition, we believe that the services that we provide to international telecommunications providers should not be considered taxable as an export under this new law.

U.S. Virgin Islands

      Our FCC license for Puerto Rico covers the U.S. Virgin Islands. As stated above, the U.S. Virgin Islands are part of the United States, so our operations there are subject to the Communications Act and the 1996 Act, and, for purposes of regulating our operations, the government of the U.S. Virgin Islands is the equivalent of a state.

Cable Television Regulation

      Our cable television operation in Puerto Rico is subject to both federal and local regulation. We are subject to federal statutory provisions governing cable television contained in the Communications Act of 1934, as amended, and associated FCC regulations. Those regulations cover our obligations with regard to signal carriage requirements, leased access to channels, political advertising, signal leakage and a number of other matters that affect our operations including access to poles, conduits and rights of way controlled by municipalities and utilities. Locally, we are regulated by the TRB.

      In order to provide cable services, an operator must obtain a franchise that gives the operator access to the rights-of-way. A franchise is an agreement whereby the franchising authority (the TRB) allows the cable provider (Centennial) access to the right of ways for the installation of its cable network. In exchange, we agree to conditions that vary from franchise to franchise given that franchise agreements are subject to negotiation. In Puerto Rico, the TRB is responsible for franchising cable television operators. We hold six franchises in Puerto Rico covering the southern and western parts of the island.

      Franchises are effective for a defined term, which vary among franchises. Our six franchises expire between 2007 and 2012. Upon expiration, franchises may be renewed. Franchise renewals are subject to negotiation between the franchising authority and the provider. Whether a renewal is granted depends on various factors including, among other things, our financial standing, the quality of the service provided and whether we complied with our obligations under the franchise agreement. The TRB may also seek to impose additional terms and conditions, such as build out and upgrade requirements.

      The local franchising authority in Puerto Rico, the TRB, may also have the right to regulate rates when a provider is not subject to effective competition. A provider is assumed not to be subject to effective competition unless there has been a finding by the FCC to the contrary. Our markets have been found by the FCC to be subject to effective competition. As such, our rates are not subject to rate regulation.

Employees

      We had approximately 3,000 employees as of May 31, 2003. Our employees are not represented by a labor organization. We consider our relationship with our employees to be good.

Properties

      Our corporate headquarters is located at 3349 Route 138, Wall Township, New Jersey 07719, where we lease approximately 31,000 square feet of office space. In addition, our U.S. wireless headquarters is based in Ft. Wayne, Indiana where we lease approximately 15,000 square feet of office space. Our Puerto Rico operations are headquartered in the greater San Juan, Puerto Rico area, where we lease an office building with approximately 95,000 square feet of office space. In the Dominican Republic we lease approximately 11,000 square feet of office space. In addition, we lease and own locations for customer call centers, switching offices, retail stores, local administrative offices, microwave sites and cell sites. We consider our owned and leased properties to be suitable and adequate for our business operations.

Legal Proceedings

      We are party to several lawsuits in which plaintiffs have alleged, depending on the case, breach of contract, misrepresentation or unfair practice claims relating to our billing practices, including rounding up of partial minutes of use to full-minute increments, billing send to end, and billing for unanswered and dropped calls. The plaintiffs in these cases have not alleged any specific monetary damages and are seeking certification as a class action. A hearing on class certification in one of these cases was held on September 2, 2003 in state court in Louisiana. The decision of the court with respect to certification is still pending. Damages payable by us could be significant, although we do not believe any damage payments would have a material adverse effect on our results of operations.

      In April 2002, WHTV Broadcasting Corp. and Sala Foundation Inc., operators of a wireless cable system in Puerto Rico, filed an action against us in the United States District Court for the District of

Puerto Rico. The complaint alleges that we breached the terms of a November 2000 letter of intent to purchase the wireless cable system for $30 million. The complaint seeks specific performance of the letter of intent or not less than $15 million in damages.

      The ultimate outcome of these matters cannot be predicted with certainty, and accordingly, the aggregate ultimate liability of Centennial, if any, with respect to these matters is not determinable at this time.

      To our knowledge, there are no other material pending legal proceedings to which we or our subsidiaries are a party or of which any of our property is subject that is likely to have a material adverse effect on our business or results of operations.

MANAGEMENT

Directors and Executive Officers

      Executive officers of Centennial are elected annually by the board of directors and serve until their successors are duly elected and qualified. Centennial has nine directors. Each director is elected annually and serves until his or her successor is duly elected and qualified. Our directors are elected under a stockholders agreement that is described in detail under “Certain Relationships and Related Transactions — Stockholders Agreements.”

      There are no arrangements or understandings between any officer and any other person pursuant to which the officer was selected, and there are no family relationships between any executive officers or any directors of Centennial. The names, ages and positions of the executive officers and directors of Centennial are listed below along with their business experience during at least the past five years.

      On September 10, 2003, Carmen Ana Culpeper resigned from our board of directors. Ms. Culpeper also served as a member of our audit committee. On September 10, 2003, James P. Pellow was appointed to our board of directors and to our audit committee.

Name	Age	Position

Michael J. Small	45	Chief Executive Officer and Director
Thomas J. Fitzpatrick	45	Executive Vice President, Chief Financial Officer
Phillip H. Mayberry	50	President, U.S. Wireless Operations
John A. de Armas	46	President, Caribbean Operations
Thomas R. Cogar, Jr.	46	Executive Vice President, Chief Technology Officer — Caribbean Operations
Thomas E. Bucks	47	Senior Vice President, Controller
Tony L. Wolk	36	Senior Vice President, General Counsel
Nassry G. Zamora	53	Senior Vice President, Human Resources
Thomas E. McInerney	62	Chairman, Board of Directors
Anthony J. de Nicola	39	Director
James R. Matthews	36	Director
Lawrence H. Guffey	35	Director
David M. Tolley	36	Director
J. Stephen Vanderwoude	59	Director
Ellen C. Wolf	49	Director
James P. Pellow	42	Director

      Michael J. Small has served as Chief Executive Officer and a director of Centennial since January 1999. He joined Centennial upon the consummation of the merger in January 1999. Prior to joining Centennial, Mr. Small served as Executive Vice President and Chief Financial Officer of 360 Communications Co. (now a subsidiary of ALLTEL Corporation) from 1995 to 1998. Prior to 1995, he served as President of Lynch Corporation, a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services.

      Thomas J. Fitzpatrick has served as Executive Vice President, Chief Financial Officer since August 2002. Prior to joining Centennial, from October 2001 to August 2002, Mr. Fitzpatrick was Senior Vice President and Chief Financial Officer of ICG Commerce, a privately held Internet procurement services provider. From September 2000 until May 2001, he was Chief Financial Officer of Digital Access Inc., a broadband services provider. From November 1999 to September 2000, Mr. Fitzpatrick was Chief Financial Officer of Inacom Corporation, a publicly-traded computer hardware distributor and information technology service provider. From August 1996 to September 1999, Mr. Fitzpatrick was Chief Operating

Officer and Chief Financial Officer at DecisionOne Corporation, a large computer services firm. Prior to August 1996, Mr. Fitzpatrick worked for Bell Atlantic Corporation (now part of Verizon).

      Phillip H. Mayberry has served as President, U.S. Wireless Operations of Centennial since January 1999 and was Senior Vice President — Operations since December 1994. He served as Vice President, Operations of Centennial from April 1990 to December 1994. From March 1989 to April 1990, Mr. Mayberry was a Vice President and General Manager of Metro Mobile CTS, Inc., a cellular telephone company.

      John A. de Armas has served as President, Caribbean Operations of Centennial since June 2003 and served as Executive Vice President, Caribbean Operations and President, Centennial Dominicana since February 2002. From 2000 to 2002, Mr. de Armas was President of Home Shopping Espanol, a division of Home Shopping Network. From 1998 to 2000, Mr. de Armas was Senior Vice President of System One Technologies, Inc. and from 1994 to 1998 he was Vice President of International Strategy/ Marketing of Phelps Dodge International Corporation.

      Thomas R. Cogar, Jr. has been Executive Vice President, Chief Technology Officer — Caribbean Operations since April 2002. Prior to that, he served as Senior Vice President, Chief Technology Officer — U.S. Wireless Operations of Centennial since March 1999. He joined Centennial in September 1990 as Director of Engineering and was appointed Vice President, Engineering in August 1991. From May 1987 to September 1990, Mr. Cogar was employed by Metro Mobile CTS, Inc., a cellular telephone company, in various technical capacities.

      Thomas E. Bucks has served as Senior Vice President, Controller of Centennial since March 1995. Prior to joining Centennial, Mr. Bucks was employed by Southwestern Bell Corporation in various financial capacities, most recently as District Manager — Financial Analysis and Planning.

      Tony L. Wolk has served as Senior Vice President, General Counsel of Centennial since September 1999. Prior to joining Centennial, Mr. Wolk was an attorney in private practice with the law firms of Gibson, Dunn & Crutcher LLP and Weil, Gotshal & Manges.

      Nassry G. Zamora has served as Senior Vice President, Human Resources for Centennial since May 2000. Prior to joining Centennial, Mr. Zamora served as Vice President, Human Resources of Phelps Dodge International Corporation from 1994 to 2000. From 1991 to 1994, Mr. Zamora was Manager, Diversity at Exxon Research & Engineering Company.

      Thomas E. McInerney has served as a director and Chairman of the board of directors of Centennial since January 1999. He joined Welsh Carson in 1986 and is a managing member or general partner of the respective sole general partners of Welsh Carson and other associated investment partnerships. He is a director of The BISYS Group, Inc., Savvis Communications Corporation, along with Mr. Pellow, and several private companies. Mr. McInerney is also a member of the Board of Trustees of St. John’s University.

      Anthony J. de Nicola has served as a director of Centennial since January 1999. He joined Welsh Carson in 1994 and is a managing member or general partner of the respective sole general partners of Welsh Carson and other associated investment partnerships. Previously, he worked for William Blair & Co. for four years in the merchant banking area. He is a director of Valor Telecommunications, LLC, Alliance Data Systems Corporation, Dex Media, Inc. and several private companies.

      James R. Matthews has served as a director of Centennial since July 2001. He joined Welsh Carson in 2000 and is a managing member or general partner of the respective sole general partners of Welsh Carson and other associated investment partnerships. Previously, he was a General Partner at J. H. Whitney & Co., a private equity firm where he worked for six years. He is a director of several private companies.

      Lawrence H. Guffey has served as a director of Centennial since October 2002. He also served as a director of Centennial from January 1999 to March 2001. He is a senior managing director of The

Blackstone Group, L.P. and has been with The Blackstone Group since 1991. Mr. Guffey is a director of several private companies.

      David M. Tolley has been a director of Centennial since July 2001. He is a principal of The Blackstone Group L.P. and has been with The Blackstone Group since May 2000. From 1995 to 2000, he was with Morgan Stanley, most recently as Vice President, where he worked with a variety of clients in the telecommunications industry.

      J. Stephen Vanderwoude has been a director of Centennial since October 1999. Since 1996 he has been Chairman and Chief Executive Officer of Madison River Telephone Company LLC, a company that acquires and operates rural communications networks. Previously he was President, Chief Executive Officer and a director of Powerhouse Technologies, Inc., and a director of V-Band Corporation. He is currently a director of First Midwest Bancorp. He formerly was President and Chief Operating Officer and a director of Centel Corporation, and president of the local telecommunications division of Sprint Corporation.

      Ellen C. Wolf has been a director of Centennial since January 2003. Ms. Wolf has been chief financial officer of American Water, Inc. since 1999. Prior to joining American Water, Ms. Wolf spent twelve years with Bell Atlantic, most recently as the vice president-treasurer of Bell Atlantic Corporation. Prior to joining Bell Atlantic, Ms. Wolf spent eight years with the accounting firm of Deloitte Haskins & Sells.

      James P. Pellow has been a director of Centennial since September 2003. Mr. Pellow has served as the Executive Vice President and Treasurer of St. John’s University since 1999. Mr. Pellow has served at St. John’s University in various capacities since 1991. Prior to 1991, Mr. Pellow also worked at the accounting firm of Coopers & Lybrand and at Chapdelaine & Co., a New York City municipal bond brokerage firm. He, along with Mr. McInerney, is also a director of Savvis Communications Corporation.

Audit Committee

      The current members of our Audit Committee are J. Stephen Vanderwoude (chairman), Ellen C. Wolf and James P. Pellow.

Compensation Committee

      The current members of the compensation committee are Thomas E. McInerney, Anthony J. de Nicola and Lawrence H. Guffey.

PRINCIPAL STOCKHOLDERS

      The table below contains information regarding the beneficial ownership of our common stock as of August 30, 2003, by:

•	each stockholder who owns beneficially five percent or more of Centennial’s common stock;

•	each director of Centennial;

•	each executive officer of Centennial; and

•	all directors and executive officers as a group.

      The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares. Unless otherwise noted in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares of Centennial common stock shown as beneficially owned. See “Certain Relationships and Related Transactions — Registration Rights Agreement” for more information regarding the rights of certain of our stockholders to have us register their shares of our common stock. The percentage ownership of each stockholder is calculated based on 95,880,852 shares of our common stock outstanding as of August 30, 2003.

	Shares of
	Common Stock
	Beneficially Owned

Name and Address of Beneficial Owner	Number	%

Principal Stockholders:
Welsh, Carson, Anderson & Stowe VIII, L.P.(1)	51,262,086	53.5%
WCAS Capital Partners III, L.P.(1)	4,879,521	5.1%
The Blackstone Group investors(2)	28,172,043	29.4%
Directors and Executive Officers:
Thomas E. McInerney(1)(3)	56,141,607	58.6%
Anthony J. de Nicola(1)(4)	56,141,607	58.6%
James R. Matthews(1)(5)	45,224,364	47.2%
Lawrence H. Guffey(6)	28,172,043	29.4%
David M. Tolley(6)	28,172,043	29.4%
J. Stephen Vanderwoude(7)	21,000	*
Ellen C. Wolf	—	—
James P. Pellow	—	—
Michael J. Small(8)	1,043,471	1.1%
Thomas J. Fitzpatrick(9)	93,750	*
Phillip H. Mayberry(10)	379,416	*
John A. de Armas(11)	37,500	*
Thomas R. Cogar, Jr.(12)	107,401	*
Thomas E. Bucks(13)	178,351	*
Tony L. Wolk(14)	20,778	*
Nassry G. Zamora(15)	24,493	*
All directors and executive officers as a group (16)	86,219,810	88.5%

*	Less than 1%

(1)	The address for Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P. is 320 Park Avenue, Suite 2500, New York, New York 10022. Certain of the shares reflected as owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by Welsh, Carson, Anderson & Stowe VII, L.P. (5,833,053) and WCAS Information Partners, L.P. (204,669), limited partnerships affiliated with Welsh, Carson, Anderson & Stowe VIII, L.P. An aggregate of 2,102,364 shares included as beneficially owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by individuals who are managing members of the limited liability company that serves as its sole general partner, including Messrs. McInerney, de Nicola and Matthews, and individuals employed by its investment advisor. Messrs. McInerney, de Nicola and Matthews may be deemed to share beneficial ownership of the shares owned by Welsh, Carson, Anderson & Stowe VIII, L.P., and disclaim beneficial ownership of such shares except to the extent owned of record by them.

(2)	The shares beneficially owned by The Blackstone Group investors are owned by Blackstone CCC Capital Partners L.P. (22,413,222), Blackstone CCC Offshore Capital Partners L.P. (4,068,495) and Blackstone Family Investment Partnership III L.P. (1,690,326). Blackstone Management Associates III L.L.C. (“BMA”) is the general partner of each of these partnerships, and Messrs. Peter G. Peterson and Stephen A. Schwarzman, as the founding members of BMA, may be deemed to share, together with BMA, beneficial ownership of such shares. The address of The Blackstone Group investors, BMA and Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. Messrs. Peterson, Schwarzman and Guffey, each of whom are partners of BMA, and Mr. Tolley, who is a principal of affiliates of BMA, disclaim beneficial ownership of such shares.

(3)	Mr. McInerney, a director of Centennial, owns of record 465,984 shares of common stock. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners III, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. McInerney, own the remaining shares of common stock reflected as beneficially owned by Mr. McInerney. Mr. McInerney disclaims beneficial ownership of such shares except to the extent owned of record by him.

(4)	Mr. de Nicola, a director of Centennial, beneficially owns 40,932 shares of common stock that are owned of record by a family partnership. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners III, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. de Nicola, own the remaining shares of common stock reflected as beneficially owned by Mr. de Nicola. Mr. de Nicola disclaims beneficial ownership of such shares except to the extent owned of record by him.

(5)	Mr. Matthews, a director of Centennial, does not own of record any shares of common stock. Welsh, Carson, Anderson & Stowe VIII, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. Matthews, own the shares of common stock reflected as beneficially owned by Mr. Matthews. Mr. Matthews disclaims beneficial ownership of such shares.

(6)	Messrs. Guffey and Tolley, directors of Centennial, do not own of record any shares of common stock. Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Partners L.P. and Blackstone Family Investment Partnership III L.P., entities which Messrs. Guffey and Tolley are affiliated with, own all of the shares of common stock reflected as beneficially owned by them. Messrs. Guffey and Tolley disclaim beneficial ownership of such shares.

(7)	Consists of 3,000 shares that Mr. Vanderwoude owns directly and 18,000 shares that Mr. Vanderwoude has the right to acquire pursuant to a stock option grant.

(8)	Consists of 168,889 shares that Mr. Small owns directly and 874,582 shares that Mr. Small has the right to acquire pursuant to stock option grants.

(9)	Consists of 93,750 shares that Mr. Fitzpatrick has the right to acquire pursuant to stock option grants.

(10)	Consists of 70,251 shares that Mr. Mayberry owns directly and 309,165 shares that Mr. Mayberry has the right to acquire pursuant to stock option grants.

(11)	Consists of 37,500 shares that Mr. de Armas has the right to acquire pursuant to stock option grants.

(12)	Consists of 64,902 shares that Mr. Cogar owns directly and 42,499 shares that Mr. Cogar has the right to acquire pursuant to stock option grants.

(13)	Consists of 9,600 shares that Mr. Bucks owns directly and 168,750 shares that Mr. Bucks has the right to acquire pursuant to stock option grants.

(14)	Consists of 5,778 shares that Mr. Wolk owns directly and 15,000 shares that Mr. Wolk has the right to acquire pursuant to stock option grants.

(15)	Consists of 9,493 shares that Mr. Zamora owns directly and 15,000 shares that Mr. Zamora has the right to acquire pursuant to stock option grants.

(16)	Consists of 84,645,563 shares owned directly by such persons and 1,574,247 shares that may be acquired by such persons pursuant to stock option grants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders Agreements

      On January 7, 1999, each of the stockholders of CCW Acquisition Corp. who purchased shares of CCW Acquisition Corp. under the securities purchase agreement, dated December 29, 1998, and CCW Acquisition Corp. entered into a stockholders agreement. The stockholders agreement became Centennial’s obligation when Centennial merged with CCW Acquisition Corp. on January 7, 1999. The original stockholders agreement was superceded by a first amended and restated stockholders agreement on January 20, 1999, in connection with the transfer by WCA Management Corporation of its equity interest in Centennial to another investment fund. The parties to the amended and restated stockholders agreement include Welsh Carson and its affiliates, The Blackstone Group and its affiliates, Michael J. Small (our Chief Executive Officer), Peter Chehayl (our former Chief Financial Officer), Edward Owen (our current Vice President of Corporate Development), Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P., each of whom are our stockholders, and us. On September 11, 2002, we announced that we intended to offer for sale approximately 30 million shares of our common stock in a public offering. In connection with the proposed equity offering, the amended and restated stockholders agreement was further amended. This amendment was to become effective upon consummation of the equity offering. On September 24, 2003, we announced that we had withdrawn our equity offering of common stock. Consequently, the amendment was terminated.

      Under the amended and restated stockholders agreement, our principal stockholders have agreed to establish and maintain for Centennial a board of directors consisting of nine members. Our directors are elected as described below.

      So long as the Welsh Carson investors own 25% of the common stock (adjusted for stock splits) owned by them on January 20, 1999, they can elect three directors. Currently Thomas E. McInerney, Anthony J. de Nicola and James R. Matthews serve as the Welsh Carson investors’ board representatives. The chairman of Centennial’s board of directors, who is currently Thomas E. McInerney, is selected by the Welsh Carson investors. So long as The Blackstone Group investors own 25% of the common stock (adjusted for stock splits) owned by them on January 20, 1999, they can elect two directors. Currently Lawrence H. Guffey and David M. Tolley serve as The Blackstone Group investors’ board representatives. Our Chief Executive Officer, who is currently Michael J. Small, serves on Centennial’s board of directors. The remaining directors are elected by all of our stockholders, including Centennial’s principal stockholders. These outside directors must be qualified as independent directors under the current rules of the Nasdaq National Market and cannot be members of our management or affiliated with any of Centennial’s stockholders who are party to the amended and restated stockholders agreement.

      The amended and restated stockholders agreement provides for the creation of a compensation committee consisting of three directors. Two of the committee members are selected by the Welsh Carson investors and one is selected by The Blackstone Group investors.

      The amended and restated stockholders agreement requires that each other committee of our board of directors consist of at least two members, at least one of whom shall be selected by the Welsh Carson investors and at least one of whom shall be selected by The Blackstone Group investors.

      The amended and restated stockholders agreement places restrictions on the ability of Michael Small, Peter Chehayl (our former Chief Financial Officer) and Edward Owen (our current Vice President Corporate Development) to transfer shares of common stock owned in their names or on their behalf without the consent of the Welsh Carson investors. There are exceptions for transfers in registered public offerings or to their spouses or children or to family trusts. In addition, the amended and restated stockholders agreement allows the Welsh Carson investors to repurchase at fair market value any shares owned by any of these management investors at the time of the termination of their employment.

      The amended and restated stockholders agreement grants The Blackstone Group investors, Messrs. Small, Chehayl and Owen, Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity

Fund, L.P. the right to participate in any sale of common stock by any of the Welsh Carson investors. These co-sale provisions do not apply to transfers by Welsh Carson investors to affiliates, transfers by any of the Welsh Carson investors that are limited partnerships to their limited partners and transfers by Welsh Carson investors that are individuals to their spouses or children or to family trusts.

      The amended and restated stockholders agreement grants the Welsh Carson investors the right to require:

•	The Blackstone Group investors;

•	Messrs. Small, Chehayl and Owen; and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

to sell their shares of common stock to a third party who offers to buy at least 80% of Centennial’s capital stock. The sale of Centennial must be for cash or marketable securities and must require that we pay the fees and expenses of the selling stockholders. This right will terminate if and when The Blackstone Group investors own more shares of common stock than the Welsh Carson investors.

      Centennial has granted preemptive rights to purchase shares of Centennial’s common stock in proportion to the ownership of the stockholder in the situations described below to:

•	the Welsh Carson investors;

•	The Blackstone Group investors;

•	Messrs. Small, Chehayl and Owen; and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

      These preemptive rights apply to any sale by us of common stock or securities convertible into or exchangeable for common stock such as convertible debt, options or warrants. Issuances of employee stock options and sales pursuant to registered public offerings are excluded from the preemptive rights provisions of the amended and restated stockholders agreement.

      The amended and restated stockholders agreement grants to the Welsh Carson investors a right of first offer that applies to sales of common stock by The Blackstone Group investors. This means that if any of The Blackstone Group investors wishes to sell its shares, it must first allow the Welsh Carson investors to make an offer to purchase the shares. If an offer is made by any of the Welsh Carson investors, The Blackstone Group investors cannot sell the shares to a third party on material terms which are the same as, or less favorable in the aggregate to, the terms offered by the Welsh Carson investors for the shares. This right of first offer does not apply to sales by The Blackstone Group investors to their affiliates, sales pursuant to registered public offerings or sales in compliance with the Securities Act or distributions by any of The Blackstone Group investors which are limited partnerships to their limited partners.

      Centennial has agreed not to take any of the following actions without the approval of the Welsh Carson investors, The Blackstone Group investors, and if disproportionately adversely affected thereby, the other investors, until the amended and restated stockholders agreement is terminated:

(1) amend, alter or repeal Centennial’s certificate of incorporation or Centennial’s by-laws in any manner that adversely affects respective rights, preferences or voting power of our common stock, or the rights of the stockholders party to the amended and restated stockholders agreement; or

(2) enter into, or permit any of our subsidiaries to enter into, any transaction with

•	any of our subsidiaries’ officers, directors or employees;

•	any person related by blood or marriage to any of our subsidiaries’ officers, directors or employees;

•	any entity in which any of our subsidiaries’ officers, directors or employees owns any beneficial interest; or

•	any stockholder of Centennial that owns, directly or indirectly, at least 25% of Centennial’s outstanding capital stock or any affiliate of any 25% stockholder of Centennial;

other than with respect to the following:

•	normal employment arrangements, benefit programs and employee incentive option programs on reasonable terms;

•	any transaction with a director that is approved by a majority of the disinterested directors on Centennial’s board of directors, or a committee of Centennial’s board of directors in accordance with Delaware law;

•	customer transactions in the ordinary course of business; and

•	the transactions contemplated by the amended and restated registration rights agreement described below.

      Under the amended and restated stockholders agreement, each of:

•	Welsh Carson investors;

•	The Blackstone Group investors;

•	Messrs. Small, Chehayl and Owen; and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

have agreed not to, and agreed to cause their affiliates not to, directly or indirectly, alone or in concert with others, without the prior written consent of holders of a majority of the shares held by the Welsh Carson investors, take any of the following actions:

(1) effect, seek, offer, engage in, propose or participate in

•	any acquisition of beneficial ownership of Centennial’s equity or debt securities other than

(a) pursuant to the preemptive rights granted under the amended and restated stockholders agreement,

(b) acquisitions from other stockholders who have signed the amended and restated stockholders agreement or

(c) any stock dividend, stock reclassification or other distribution or dividends to the holders of our common stock generally,

•	any extraordinary transaction such as a merger or tender offer involving Centennial or any material portion of Centennial’s business or a substantial part of its assets and

•	any solicitation of proxies with respect to Centennial or any action resulting in any stockholder party to the amended and restated stockholders agreement or any of its affiliates becoming a participant in any board of directors election contest with respect to Centennial;

(2) propose any matter for submission to a vote of stockholders of Centennial;

(3) seek to remove or appoint directors of Centennial outside of the provisions of the amended and restated stockholders agreement; or

(4) form, join or in any way participate in or assist in the formation of a group of two or more persons for the purposes of acquiring, holding, voting, or disposing of equity securities of Centennial, other than any group consisting exclusively of stockholders who have signed the amended and restated stockholders agreement and their affiliates.

      Under the amended and restated stockholders agreement, we are required to pay WCA Management Corporation, an affiliate of Welsh Carson, an annual advisory and monitoring fee of $450,000 plus reasonable expenses and Blackstone Management Partners III, L.L.C. an annual advisory and monitoring fee of $300,000 plus reasonable expenses. We will not be required to pay these fees if either the Welsh Carson investors or The Blackstone Group investors sells 75% of the shares (adjusted for stock splits) owned by them on January 20, 1999.

      All of the provisions of the amended and restated stockholders agreement that are described above, other than the provisions governing the election of Centennial’s board of directors and the composition of its committees, will terminate upon the earlier to occur of (1) January 20, 2009, or (2) the completion of a registered public offering of common stock raising not less than $50 million for Centennial and the transfer by either the Welsh Carson investors or The Blackstone Group investors of 50% or more of the shares of common stock (adjusted for stock splits) owned by them on January 20, 1999.

      The provisions of the amended and restated stockholders agreement governing the election of Centennial’s board of directors and the composition of its committees will terminate upon the earlier to occur of (1) January 20, 2009, or (2) the completion of a registered public offering of common stock raising not less than $50 million for our company and the transfer by both the Welsh, Carson investors and The Blackstone Group investors of 50% or more of the shares of common stock (adjusted for stock splits) owned by them on January 20, 1999.

      The Nasdaq Stock Market, Inc. has proposed rules with respect to certain corporate governance matters, including requirements for a majority independent board, executive sessions of independent directors and independent compensation and nominating committees, among others. According to the proposed rules, a company of which more than 50% of the voting power is held by an individual, group or another company, or a “controlled company,” would be exempt from these requirements. Since the Welsh Carson investors alone currently own more than a majority of our outstanding common stock, we would currently qualify under the “controlled company” exemption, if the Nasdaq rules are enacted as proposed.

Registration Rights Agreements

      On January 7, 1999, each of the stockholders of CCW Acquisition Corp. who purchased shares under the securities purchase agreement and CCW Acquisition Corp. entered into a registration rights agreement. The registration rights agreement became Centennial’s obligation when Centennial merged with CCW Acquisition Corp. on January 7, 1999. The original registration rights agreement was superseded by a first amended and restated registration rights agreement on January 20, 1999, in connection with the transfer by WCA Management Corporation of its equity interest in Centennial to another investment fund. The parties to the amended and restated registration rights agreement include Welsh Carson and its affiliates, The Blackstone Group and its affiliates, Michael J. Small, Peter Chehayl, Edward Owen, Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P., each of whom are our stockholders, and us. On September 11, 2002, we announced that we intended to offer for sale approximately 30 million shares of our common stock in a public offering. In connection with the proposed equity offering, the amended and restated registration rights agreement was further amended. This amendment was to become effective upon consummation of the equity offering. On September 24, 2003, we announced that we had withdrawn our equity offering of common stock. Consequently, the amendment was terminated.

      The amended and restated registration rights agreement grants the Welsh Carson investors and The Blackstone Group investors the right to require Centennial to register their shares of common stock under the Securities Act at any time on or after January 7, 2002. The amended and restated registration rights agreement grants each of the following persons the right to include, at their request, shares of common stock owned by them in registrations under the Securities Act by Centennial:

•	each of the Welsh Carson investors;

•	each of The Blackstone Group investors;

•	Messrs. Small, Chehayl and Owen; and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

Welsh Carson Mezzanine Debt

      In connection with the merger in January 1999, we issued the Mezzanine Debt and 1,626,504 shares of common stock of Centennial to WCAS Capital Partners III, L.P., an affiliate of Welsh Carson, for an aggregate purchase price of $180 million. The Mezzanine Debt bears cash interest at a rate of 10% or pay-in-kind interest at a rate of 13% per annum and matures in July 2009. We have been informed by the administrative agent under the senior credit facility that, as of May 31, 2002, we have used up all remaining baskets under the senior credit facility to pay cash interest on the Mezzanine Debt and that any additional payments of cash interest on the Mezzanine Debt would be considered a default under the senior credit facility. Accordingly, we are effectively prohibited from making any further payments of cash interest on the Mezzanine Debt, absent additional distributions from the equity investments in wireless systems that we hold. As such, we are currently recording paid-in-kind interest at a rate of 13% per annum.

Welsh Carson Senior Subordinated Notes Holdings and Indemnity Agreement

      We have been advised that an affiliate of Welsh Carson (the “WCAS Affiliate”) purchased in open market transactions approximately $189 million principal amount of our Senior Subordinated Notes. On September 24, 2002, the Company and the WCAS Affiliate entered into an indemnification agreement pursuant to which the WCAS Affiliate agreed to indemnify us in respect of taxes which may become payable by us as a result of these purchases.

Other Transactions

      We are a party to various transactions involving entities controlled by Abraham Selman, the 20% minority shareholder in All America Cable and Radio, Inc., our 80% controlled company that operates a wireless and broadband business in the Dominican Republic. During fiscal 2003, we paid entities owned by Mr. Selman amounts totaling approximately $1.5 million, including $1.3 million related to the build-out of our wireless operations in the Dominican Republic. At May 31, 2003, we owed approximately $52,000 to entities controlled by Mr. Selman. At May 31, 2003, we were owed approximately $258,000 from companies controlled by Mr. Selman.

      We have entered into numerous cell site leases with SpectraSite Holdings Inc. During fiscal 2003, we paid SpectraSite $74,682 in rental payments under these leases. According to documents filed with the SEC, during the past fiscal year Welsh, Carson, Anderson & Stowe controlled approximately 22% of the outstanding common stock of SpectraSite, and Thomas E. McInerney and James R. Matthews, directors of Centennial, were directors of SpectraSite. We have been advised by Welsh Carson that Welsh Carson does not currently own any outstanding common stock of SpectraSite and has not designated any members on SpectraSite’s board of directors.

      In May 2002, we loaned Thomas R. Cogar, Jr., our Executive Vice President, Chief Technology Officer — Caribbean Operations, $100,000 in connection with his relocation from Indiana to Georgia. The entire loan remains outstanding and does not bear interest. The loan becomes immediately due and payable on the earlier to occur of (i) the date when Mr. Cogar resigns from the Company and (ii) the date when he is terminated by us for “cause” (as defined in his employment agreement with us). If neither of these events occur by March 11, 2004, the loan will automatically be forgiven.

      In connection with the original notes offering and related amendment to the senior credit facility, we agreed to reimburse Welsh Carson and The Blackstone Group for their respective outside counsel legal fees in the amount of $1,118,690 and $125,000, respectively.

DESCRIPTION OF OTHER INDEBTEDNESS

      The following is a summary of our material indebtedness, other than the notes. We emphasize that this summary is not a complete description of all of the terms and conditions of such indebtedness, and it is qualified in its entirety by reference to the documents noted below and all other documents setting forth the terms and conditions of such indebtedness. For a description of the Mezzanine Debt, see “Certain Relationships and Related Transactions — Welsh Carson Mezzanine Debt.”

Senior Credit Facility

      The senior credit facility consists of four term loans with an aggregate amount outstanding of approximately $646.9 million and a revolving credit facility with an aggregate amount outstanding of $30.0 million, each as of May 31, 2003, on a pro forma basis after giving effect to our offering of the original notes in June 2003. The revolving credit facility has an aggregate principal amount of up to $250.0 million. All references in this section to “Centennial” and “Centennial Cellular” do not include their respective subsidiaries.

      The borrowers under these facilities are:

•	Centennial Cellular for $183.2 million of the presently outstanding term loans, which we refer to as the Term Loan A, as of May 31, 2003, on a pro forma basis after giving effect to our offering of the original notes in June 2003, and up to the full amount of the revolving credit facility; and

•	Centennial Puerto Rico for $463.7 million of the presently outstanding term loans, which we refer to as the Term Loan A-PR, Term Loan B-PR and the Term Loan C-PR, as of May 31, 2003, on a pro forma basis after giving effect to our offering of the original notes in June 2003, and up to the full amount of the revolving credit facility.

      The revolving credit facility is available, subject to the conditions in the senior credit facility:

•	to finance future working capital needs;

•	to refinance Centennial’s debt; and

•	for general corporate purposes.

As of May 31, 2003, on a pro forma basis after giving effect to our offering of the original notes in June 2003, we would have had approximately $213.2 million available for additional borrowings, as permitted, under the senior credit facility.

      On June 20, 2003, we entered into Amendment No. 4 to our senior credit facility which, among other things, permitted the issuance of the original notes and provided us with additional flexibility under the financial and other covenants in the senior credit facility. The information in this section is, unless otherwise stated, pro forma for the original notes offering and Amendment No. 4 to our senior credit facility.

      On August 1, 2003, we entered into Amendment No. 5 to our senior credit facility pursuant to which the lenders agreed to grant us certain waivers and modifications of the credit agreement to permit us to use the proceeds of an equity offering to prepay outstanding amounts of the Mezzanine Debt. Amendment No. 5 will become effective upon consummation of an offering of common stock of up to an aggregate value of $250.0 million, which offering must be completed no later than January 31, 2004.

      Availability of Loans. The revolving credit loans are available on a revolving basis until November 30, 2006, so long as the amounts outstanding under the revolving credit facility (including amounts outstanding under the letter of credit subfacility and the swing line subfacility) do not exceed $250.0 million in principal amount. Up to $75.0 million of the revolving credit facility is available for the issuance of letters of credit and up to $30.0 million of the revolving credit facility is available as a swing line subfacility made available by the lender acting as administrative agent.

      Maturity of Loans. While all term loan tranches under the senior credit facility require quarterly amortization payments, the Term Loan B-PR and Term Loan C-PR of the senior credit facility each require substantial payments upon final maturity in May and November 2007, respectively, and amounts outstanding under the revolving credit facility of the senior credit facility will all become due in November 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      Prepayments. Borrowings and commitments under the senior credit facility are subject to mandatory prepayment and reduction in an amount equal to

•	100% of the net proceeds of asset dispositions, including insurance proceeds resulting from casualty to assets, subject to the applicable borrower’s ability to reinvest such proceeds under certain circumstances,

•	75% of annual excess cash flow, reduced to 50% with respect to any fiscal year if the ratio of Centennial Cellular’s consolidated total debt to operating cash flow is less than 6.0:1.0,

•	100% of the net proceeds of the issuance or incurrence of certain debt (but not including net proceeds of subordinated debt securities, the proceeds of which are required to maintain compliance with the minimum liquidity covenant described below) or of any sale and leaseback transaction, and

•	50% of the net proceeds of any issuance of equity securities (other than equity securities, the proceeds of which are required to maintain compliance with the minimum liquidity covenant described below) subject to customary exceptions, including an exception for the first $125.0 million of such net proceeds received after the closing of the senior credit facility and any net available proceeds received from such equity offering used to maintain compliance, or cure non-compliance, with the financial covenants of the senior credit facility.

      These prepayments are subject to various exceptions. Voluntary prepayment of the loans will be permitted in whole or in part with prior notice.

      The revolving credit loans and all term loans are subject to prepayment without premium or penalty, other than funding losses, subject to limitations as to minimum amounts.

      Interest Rates. Borrowings under the senior credit facility, following the effectiveness of the amendment, will bear interest at a rate per annum of, at the applicable borrower’s option, either:

(a) the higher of (1) the established prime rate of Banc of America or (2) the federal funds rate, plus 0.50%, and in either such case, plus the ABR Margin, based on Centennial Cellular’s consolidated total leverage, as set forth in the following table plus an additional 0.25%; or

(b) a LIBOR rate plus the LIBOR Margin, based on Centennial Cellular’s consolidated total leverage, as set forth in the following table plus an additional 0.25%:

		Revolving Loans,
		Term Loan A and
		Term Loan A-PR		Term Loan B-PR		Term Loan C-PR

		LIBOR	ABR	LIBOR	ABR	LIBOR	ABR
Tier	Total Leverage Ratio	Margin	Margin	Margin	Margin	Margin	Margin

I	≥7.5:1.0	3.000%	2.000%	3.250%	2.250%	3.500%	2.500%
II	<7.5:1.0 but≥ 7.0:1.0	2.750%	1.750%	3.250%	2.250%	3.500%	2.500%
III	<7.0:1.0 but≥ 6.0:1.0	2.500%	1.500%	3.000%	2.000%	3.250%	2.250%
IV	<6.0:1.0 but≥ 5.0:1.0	2.250%	1.250%	3.000%	2.000%	3.250%	2.250%
V	<5.0:1.0 but≥ 4.0:1.0	2.000%	1.000%	3.000%	2.000%	3.250%	2.250%
VI	<4.0:1.0	1.750%	0.750%	3.000%	2.000%	3.250%	2.250%

      The default rate on overdue amounts under the senior credit facility is 2.00% above the otherwise applicable rate.

      Guarantees. Centennial and each of Centennial Cellular’s and Centennial Puerto Rico’s direct and indirect existing and future wholly-owned subsidiaries, other than foreign subsidiaries, guarantee Centennial Cellular’s and Centennial Puerto Rico’s obligations under the senior credit facility. Each of Centennial Cellular and Centennial Puerto Rico guarantee the obligations of the other under the senior credit facility. Centennial Puerto Rico, guarantor of Centennial Cellular’s obligations under the original notes, has also guaranteed all debt under the senior credit facility.

      Security. The obligations of Centennial Cellular and Centennial Puerto Rico under the senior credit facility are secured by substantially all of the assets of Centennial and each of its direct and indirect existing and future wholly-owned subsidiaries, other than foreign subsidiaries, including the capital stock of domestic subsidiaries and up to 65% of the capital stock of first-tier foreign subsidiaries. The obligation of Centennial and its subsidiaries to provide such security is subject to customary exceptions, including an exception for certain telecommunications licenses.

      Representations and Warranties. The senior credit facility contains representations and warranties customarily found in loan agreements for similar financings.

      Affirmative Covenants. The senior credit facility contains affirmative covenants customarily found in loan agreements for similar financings, including reporting and further assurance covenants and a covenant to hedge certain interest rate exposure.

      Negative Covenants. The senior credit facility contains customary restrictive covenants, including covenants that limit, subject to some exceptions, the ability of Centennial, Centennial Cellular and Centennial Puerto Rico and their subsidiaries to, among other things:

•	incur debt or contingent obligations, issue guarantees or enter into operating leases;

•	grant liens or negative pledges;

•	make investments or acquisitions or enter into joint ventures;

•	make dividend payments or other restricted payments;

•	make fundamental changes in their business, corporate structure or capital structure;

•	sell assets or receivables;

•	enter into transactions with affiliates;

•	amend documents relating to other existing debt and other material documents;

•	prepay or amend other debt;

•	issue additional equity securities;

•	transfer assets to foreign subsidiaries; or

•	own governmental licenses other than through special purpose license subsidiaries.

      Financial Covenants. The senior credit facility contains financial covenants relating to:

•	maximum ratio of consolidated total debt to operating cash flow;

•	minimum pro forma consolidated debt service coverage ratio;

•	minimum operating cash flow; and

•	minimum amounts of cash and unutilized revolving credit commitments.

      Events of Default. The senior credit facility includes standard events of default applicable to Centennial and its subsidiaries, including, subject to certain exceptions and grace periods, those related to:

•	default in the payment of principal and interest and other amounts due;

•	cross-default to other debt of more than $15.0 million;

•	materially incorrect representations and warranties;

•	default in the observance or performance of any of the affirmative or negative covenants included in the credit facility documentation or in the related security and pledge documents;

•	the failure to or admission in writing of an inability to pay debts when such debts become due;

•	certain events of bankruptcy;

•	certain judgments or decrees involving more than $15.0 million;

•	certain ERISA events;

•	a change of control;

•	the failure of the applicable credit facility documents or any material provision thereof, the guarantees, security documents or any related documents to be in full force and effect;

•	certain non-monetary judgments or decrees which might have a material effect;

•	the termination, revocation or nonrenewal of one or more material cellular or other licenses; and

•	the failure of any applicable subordination provisions.

Senior Subordinated Notes

      As part of the financing for the January 1999 recapitalization, Centennial and Centennial Cellular, as co-obligors, sold $370.0 million aggregate principal amount of our Senior Subordinated Notes in a private placement transaction. We pay interest on the Senior Subordinated Notes on June 15 and December 15 of each year up to and including their maturity date on December 15, 2008.

      The Senior Subordinated Notes are subordinated to all of Centennial’s and Centennial Cellular’s senior debt, including all debt under the senior credit facility and the original notes. The Senior Subordinated Notes are unsecured.

      We may redeem any of the Senior Subordinated Notes on or after December 15, 2003 at the redemption prices set forth below, expressed as percentages of principal amount, plus any accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below.

Year	Percentage

2003	105.375%
2004	103.583%
2005	101.792%

      Thereafter, the co-obligors may redeem all or part of the Senior Subordinated Notes at 100% of their principal amount plus any accrued and unpaid interest.

      If Centennial experiences any specified kinds of changes in control, Centennial must offer to repurchase any then outstanding Senior Subordinated Notes at 101% of their principal amount, plus any accrued interest to the date of repurchase. In addition, if the change of control occurs before December 15, 2003, we may elect to redeem the Senior Subordinated Notes at 100% of their principal amount, plus accrued interest, if any, to the date of redemption, plus a make-whole premium.

      The indenture governing the Senior Subordinated Notes contains customary affirmative and negative covenants that, among other things and subject to some exceptions, limit our and Centennial Cellular’s ability and the ability of Centennial Cellular’s restricted subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments;

•	declare dividend or other payments to us;

•	enter into transactions with affiliates or related persons;

•	guarantee debt;

•	sell assets;

•	create liens;

•	engage in a merger, sale or consolidation; and

•	enter into new lines of business.

DESCRIPTION OF THE NOTES

General

      The terms of the new notes we are issuing in this exchange offer and the original notes are identical in all material respects, except the new notes offered in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the original notes; and

•	will not contain provisions relating to the payment of additional interest to be made to the holders of the original notes under circumstances related to the timing of the exchange offer.

      The notes, including the associated guarantees, are issued under an indenture, dated as of June 20, 2003, which we refer to as the Indenture, among Centennial Communications Corp., Centennial Cellular Operating Co. LLC, or CCOC, which together with Centennial are referred to as the Co-Obligors, Centennial Puerto Rico Operations Corp., as guarantor, or Centennial Puerto Rico, and U.S. Bank National Association, or the Trustee. For purposes of this “Description of the Notes” section the term “Co-Obligors” means CCOC and Centennial and excludes any of their subsidiaries and the term “Guarantor” means Centennial Puerto Rico or any other guarantor of the obligations of CCOC under the notes and excludes any of their respective subsidiaries.

      The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The notes are subject to all such terms, and Holders of notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the form of Indenture is filed as an exhibit to this registration statement. The definitions of certain terms used in the following summary are set forth below under the caption “— Certain Definitions.”

      The notes are senior unsecured obligations of the Co-Obligors limited to $500.0 million aggregate principal amount. The Indenture provides for the issuance from time to time of an unlimited principal amount of additional notes, subject to the limitations described in the “Limitation on Incurrence of Additional Indebtedness” covenant. Any such additional notes will be identical in all respects to the notes, other than with respect to issue price and issuance date, and except that such additional notes may be subject to restrictions on resales, may have the benefit of a registration rights agreement and may bear additional interest in case of certain defaults under that agreement. Any additional notes issued under the Indenture will vote together with the original notes as one class on all matters under the Indenture.

      The notes are issued at par. The notes will mature on June 15, 2013. The notes bear interest at the rate per annum stated on the cover page of this prospectus from June 20, 2003, payable semi-annually in arrears on June 15 and December 15 of each year (each, an “Interest Payment Date”), commencing December 15, 2003 to the Persons in whose names such notes are registered at the close of business on June 1 or December 1 preceding such Interest Payment Date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The notes are issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

      The obligations of CCOC under the notes are fully, unconditionally and irrevocably guaranteed (a “Guarantee”) by Centennial Puerto Rico, which Guarantee ranks pari passu in right of payment with all existing and future unsubordinated obligations of Centennial Puerto Rico.

      Principal of, premium, if any, and interest on the notes are payable, and, subject to the following provisions, the notes may be presented for registration of transfer or exchange, at the office or agency of the Co-Obligors maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan of The City of New York. At the option of the Co-Obligors, payment of interest may be made by check mailed to the Holders of the notes at the addresses set forth upon the registry books of the

Co-Obligors. No service charge will be made for any registration of transfer or exchange of notes, but the Co-Obligors may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Co-Obligors, the Co-Obligors’ office or agency is the corporate trust office of the Trustee presently located in New York, New York.

      All payments of principal and interest will be made by the Co-Obligors in same day funds. The notes trade in the Same-Day Funds Settlement System of The Depository Trust Company (the “Depositary” or “DTC”) until maturity, and secondary market trading activity for the notes will therefore settle in same day funds.

Ranking

      The notes are senior unsecured indebtedness of the Co-Obligors ranking pari passu with all other existing and future unsubordinated obligations of the Co-Obligors, including any original notes that remain outstanding following the Exchange Offer. The notes are effectively subordinated to the secured obligations of the Co-Obligors with respect to assets of the Co-Obligors securing such obligations. After giving effect to the offering of original notes and the application of the net proceeds therefrom as if it had occurred on May 31, 2003, the Issuers would have had approximately $716.3 million of secured indebtedness, including $676.9 million under the Senior Credit Facility and $27.5 million of capitalized leases and tower obligations, and $572.8 million of subordinated indebtedness.

      The Guarantee by Centennial Puerto Rico ranks pari passu in right of payment with all other existing and future unsubordinated obligations of Centennial Puerto Rico, including the guarantee of any unpaid notes that remain outstanding following the Exchange Offer. The Guarantee is effectively subordinated to secured obligations of Centennial Puerto Rico with respect to assets of Centennial Puerto Rico securing such obligations. After giving effect to the offering of original notes and the application of the net proceeds therefrom as if it had occurred on May 31, 2003, Centennial Puerto Rico would have had approximately $676.9 million of senior secured indebtedness consisting of obligations under the Senior Credit Facility, $11.7 million of secured indebtedness under the Cable TV Credit Facility and $370 million of subordinated indebtedness under the Existing Notes.

      The Indenture limits, but does not prohibit, the incurrence by CCOC, Centennial Puerto Rico and their Restricted Subsidiaries of additional Indebtedness.

      The Co-Obligors are each holding companies who conduct their operations through their Subsidiaries. Accordingly, the Co-Obligors’ ability to meet their cash obligations will be dependent upon the ability of their Subsidiaries to make cash distributions to the Co-Obligors. As of May 31, 2003, the Subsidiaries of the Co-Obligors, other than Centennial Puerto Rico, had approximately $39.2 million of indebtedness, other than guarantees of secured indebtedness of the Co-Obligors. Dividends from the Co-Obligors’ Subsidiaries are expected to be the only source for payment of interest on the notes. Furthermore, any right of the Co-Obligors to receive the assets of any of their Subsidiaries, other than Centennial Puerto Rico or any Subsidiary that may become a Guarantor in the future, upon any such Subsidiary’s liquidation (and the consequent right of the Holders of the notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such Subsidiary’s creditors (including trade creditors) and holders of its preferred stock, if any, except to the extent that the Co-Obligors are recognized as a creditor or preferred stockholder of such Subsidiary, in which case the claims of the Co-Obligors would still be subordinate to any Indebtedness or preferred stock of such Subsidiary senior in right of payment to that held by the Co-Obligors. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of the creditors of the Co-Obligors or a marshaling of assets or liabilities of the Co-Obligors, Holders of the notes may receive ratably less than other such creditors or interest holders.

Optional Redemption by the Co-Obligors

General

      The notes are subject to redemption at any time on or after June 15, 2008, at the option of the Co-Obligors, in whole or in part, on not less than 30 nor more than 60 days prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period, beginning June 15 of the years indicated below:

Year	Redemption Price

2008	105.063%
2009	103.375%
2010	101.688%
2011 and thereafter	100%

together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an Interest Payment Date).

Upon Certain Equity Offerings

      In addition, at any time prior to June 15, 2006, the Co-Obligors, at their option, may use the net cash proceeds of one or more Public Equity Offerings or Strategic Equity Offerings in a single transaction or a series of related transactions to redeem up to an aggregate of 35% of the aggregate principal amount of original notes originally issued under the Indenture at a redemption price equal to 110.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date); provided that new notes and original notes with a principal amount at least equal to 65% of the initial aggregate principal amount of original notes remain outstanding immediately after the occurrence of such redemption; provided further that any such redemption with respect to a Strategic Equity Offering may not occur in connection with or after the occurrence of a Change of Control; provided further that any such net proceeds received by Centennial are first contributed to CCOC as a capital contribution prior to any such redemption. In order to effect the foregoing redemption, the Co-Obligors must mail a notice of redemption no later than 30 days after the closing of the related Public Equity Offering or Strategic Equity Offering and must consummate such redemption within 60 days of the closing of the Public Equity Offering or Strategic Equity Offering.

Upon a Change of Control

      In addition, the notes may be redeemed upon a Change of Control at any time prior to June 15, 2008, at the option of the Co-Obligors, in whole and not in part, within 60 days of such Change of Control at a redemption price equal to (i) 100% of the principal amount of the notes, plus (ii) accrued interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date) plus (iii) the Applicable Premium, if any. In no event will the redemption price of the notes be less than 105.063% (the redemption price for the notes on June 15, 2008) of the principal amount of the notes, plus accrued interest to the applicable redemption date.

Procedures

      Subject to the following, notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each note to be redeemed to such Holder’s last address as then shown upon the books of the Registrar. Any notice which relates to a note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the date fixed for redemption, upon surrender of such note, a new note or notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date fixed for redemption, interest will cease to accrue on the portions of the notes called for redemption.

      In the case of a partial redemption, the Trustee shall select the notes or portions thereof for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or if the notes are not so listed, on a pro rata basis, by lot or by any other manner as it deems appropriate and fair; provided that any such redemption pursuant to the provisions relating to a Public Equity Offering or a Strategic Equity Offering shall be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC or any other depositary). The notes may be redeemed in part in multiples of $1,000 only.

Guarantee

      The obligation of CCOC to make payments of the principal of, premium, if any, and interest on the notes is fully, unconditionally and irrevocably guaranteed by each Guarantor, which Guarantee will rank pari passu in right of payment with all existing and future subordinated obligations of such Guarantor. Initially, Centennial Puerto Rico is the only Guarantor. See “— Certain Covenants — Limitation on Issuance of Guarantees.”

      The obligations of each Guarantor under its Guarantee are limited so as not to constitute a fraudulent conveyance under applicable U.S. federal or state laws. The Guarantee will be automatically and unconditionally released and discharged upon any permitted sale, exchange or transfer to any Person that is not an Affiliate of the Co-Obligors of all or substantially all of the assets of, such Guarantor or upon a sale or transfer of capital stock of such Guarantor (other than a sale or transfer to an Affiliate of the Co-Obligors) as a result of which such Guarantor ceases to be a Subsidiary of CCOC.

Sinking Fund

      The notes do not have the benefit of a sinking fund.

Certain Covenants

Repurchase of Notes at the Option of the Holder Upon a Change of Control

      The Indenture provides that, in the event that a Change of Control has occurred, unless all notes have been called for redemption, each Holder will have the right, at such Holder’s option, pursuant to an irrevocable and unconditional offer by the Co-Obligors (the “Change of Control Offer”), to require the Co-Obligors to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of such Holder’s notes, on a date (the “Change of Control Purchase Date”) that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the “Change of Control Purchase Price”) equal to 101% of the aggregate principal amount thereof, together with any accrued and unpaid interest to the Change of Control Purchase Date. The Change of Control Offer shall be made within 30 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the “Change of Control Offer Period”). Upon expiration of the Change of Control Offer Period, the Co-Obligors shall purchase all notes properly tendered in response to the Change of Control Offer.

      On or before the Change of Control Purchase Date, the Co-Obligors will (i) accept for payment notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all notes so tendered and (iii) deliver to the Trustee notes so accepted together with an Officers’ Certificate listing the notes or portions thereof being purchased by the Co-Obligors. The Paying Agent promptly will deliver to the Holders of notes so accepted payment in an amount equal to the Change of Control Purchase Price (together with any accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new note equal in principal amount to any unpurchased portion of the note surrendered. Any notes not so accepted will be promptly mailed or delivered by the Co-Obligors to the Holder thereof. The Co-Obligors will announce publicly the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

      The Change of Control purchase feature of the notes may make more difficult or discourage a takeover of the Co-Obligors, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Co-Obligors and the Initial Purchasers and is not the result of any intention on the part of the Co-Obligors or their management to discourage the acquisition of the Co-Obligors.

      The Senior Credit Facility provides that certain change of control events with respect to the Co-Obligors would constitute a default thereunder. Any future credit agreements or other agreements to which any of the Co-Obligors, any Guarantor or any of their Subsidiaries becomes a party may contain similar restrictions and provisions. In the event a Change of Control were to occur at a time when the Co-Obligors and any Guarantor are prohibited from purchasing notes, they could seek the consent of their lenders to such purchase of notes, or any of such companies could attempt to refinance the borrowings that contain such prohibition. If they did not obtain such consents or repay such borrowings, they would not be able to purchase the notes under a Change of Control Offer. In such case, their failure to purchase tendered notes would constitute an Event of Default under the Indenture.

      If a Change of Control Offer is made, there can be no assurance that the Co-Obligors or any Guarantor will have available funds sufficient to pay the Change of Control Purchase Price for all of the notes that might be delivered by Holders of the notes seeking to accept the Change of Control Offer. The failure of the Co-Obligors or any Guarantor to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the Holders of the notes the rights described under “— Events of Default and Remedies.”

      The term “all or substantially all” as used in the definition of “Change of Control” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the notes elected to exercise their rights under the Indenture and the Co-Obligors elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

      The provisions of the Indenture do not afford Holders of the notes the right to require a repurchase of the notes in the event of a highly leveraged transaction or certain transactions with the Co-Obligors’ management or Affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Co-Obligors by management or its affiliates) involving the Co-Obligors that may adversely affect Holders of the notes, if such transaction is not a transaction defined as a Change of Control. A transaction involving the Co-Obligors’ management or Affiliates, or a transaction involving a recapitalization of the Co-Obligors, will result in a Change of Control only if it is the type of transaction specified by such definition.

      Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws and the Co-Obligors may modify a Change of Control Offer to the extent necessary to effect such compliance.

Limitation on Incurrence of Additional Indebtedness

      CCOC shall not and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, issue, create, incur, assume, guarantee or otherwise directly or indirectly become liable for, or otherwise become responsible for, contingently or otherwise (individually or collectively, to “Incur” or, as appropriate, an “Incurrence”), any Indebtedness (including any Acquired Indebtedness). Neither the accrual of interest (including the issuance of “pay in kind” securities or similar instruments in respect of such accrued interest) pursuant to the terms of Indebtedness Incurred in compliance with this covenant, nor the accretion of original issue discount, nor the mere extension of the maturity of any Indebtedness shall be deemed to be an Incurrence of Indebtedness.

      Notwithstanding the foregoing, CCOC and any Guarantor may Incur Indebtedness (including Acquired Indebtedness), and any Restricted Subsidiary may Incur Acquired Indebtedness, if CCOC’s Annual Debt to Operating Cash Flow Ratio, after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, would have been less than 7.5 to 1.0 thereafter.

      In addition, the foregoing limitations will not apply to the Incurrence of the following:

(i) Indebtedness of CCOC or any Restricted Subsidiary under the Senior Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $915.2 million, reduced by permanent reductions in commitments in satisfaction of the Net Cash Proceeds application requirement set forth in “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock;” provided that any Indebtedness under the Senior Credit Facility outstanding on the Issue Date is deemed to have been Incurred under this clause (i);

(ii) Indebtedness pursuant to the notes (including the original notes) or existing on the Issue Date (other than under the Senior Credit Facility) and Refinancing Indebtedness Incurred to refinance Indebtedness incurred pursuant to this clause (ii);

(iii) Indebtedness between CCOC and any Restricted Subsidiary of CCOC or between Restricted Subsidiaries of CCOC, provided that, in the case of Indebtedness of CCOC, such obligations shall be unsecured and subordinated in all respects to the Holders’ rights pursuant to the notes; provided further that (a) any disposition or transfer of any such Indebtedness to a Person (other than a disposition or transfer to CCOC or a Restricted Subsidiary) shall be deemed to be an Incurrence of such Indebtedness by the obligor not permitted by this clause (iii), and (b) any transaction pursuant to which any Restricted Subsidiary, which has Indebtedness owing to CCOC or any other Restricted Subsidiary, ceases to be a Restricted Subsidiary shall be deemed to be the Incurrence of Indebtedness by such Restricted Subsidiary that is not permitted by this clause (iii);

(iv) Capitalized Lease Obligations, Purchase Money Indebtedness of CCOC and any Restricted Subsidiary and any Refinancing Indebtedness in respect thereof in an aggregate amount or aggregate principal amount, as the case may be, outstanding at any time not to exceed in the aggregate the greater of (x) $75 million and (y) 5% of CCOC’s Total Assets, provided that in the case of Purchase Money Indebtedness, such Indebtedness shall not constitute more than 100% of the cost (determined in accordance with GAAP) to CCOC or such Restricted Subsidiary of the property purchased or leased with the proceeds thereof;

(v) Indebtedness of CCOC or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of CCOC or its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business assets or Restricted Subsidiary of CCOC to the extent none of the foregoing results in the obligation to repay an obligation for money borrowed by any Person;

(vi) any guarantee by any Restricted Subsidiary of the Senior Credit Facility or any other Indebtedness Incurred in accordance with the provisions of the “Limitation on Issuances of Guarantees” covenant;

(vii) Indebtedness incurred by CCOC or any of its Restricted Subsidiaries in connection with the acquisition of a new Restricted Subsidiary, the majority of whose revenues for the most recent twelve months for which audited or unaudited financial statements are available are from a Related Business, or of property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type generally used in a Related Business and any Refinancing Indebtedness in respect thereof; provided that the principal amount (or accreted value, as applicable) of such Indebtedness and any Refinancing Indebtedness in respect thereof, together with any other outstanding Indebtedness incurred pursuant to this clause (vii), does not exceed $40 million in the aggregate at any one time outstanding; and, provided further that the principal amount of Indebtedness that may be incurred pursuant to this clause (vii) and clause (xi) by any individual

Restricted Subsidiary that is not a Guarantor shall not exceed $25 million in the aggregate at any one time outstanding;

(viii) Indebtedness of CCOC or any Restricted Subsidiary under standby letters of credit or reimbursement obligations with respect thereto issued in the ordinary course of business and consistent with industry practices, provided that upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(ix) Interest Rate Protection Obligations relating to (A) Indebtedness of CCOC or any Restricted Subsidiary (which Indebtedness is otherwise permitted to be incurred under this covenant) or (B) Indebtedness for which a lender has provided a commitment in an amount reasonably anticipated to be incurred by CCOC or any Restricted Subsidiary in the 12 months after such Interest Rate Protection Obligations have been incurred; provided, however, that the notional principal amount of such Interest Rate Protection Obligations do not exceed the principal amount of the Indebtedness (including Indebtedness subject to commitments) to which such Interest Rate Protection Obligations relate;

(x) Currency Hedging Agreements relating to (A) Indebtedness of CCOC or any Restricted Subsidiary and/or (B) obligations to purchase or sell assets or properties, in each case, incurred in the ordinary course of business of CCOC or any Restricted Subsidiary; provided, however, that such Currency Hedging Agreements do not increase the Indebtedness or other obligations of CCOC or any Restricted Subsidiary outstanding other than as a result of the fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(xi) Indebtedness of CCOC or any Guarantor (other than as otherwise permitted pursuant to this covenant) not to exceed $125 million in the aggregate at any one time outstanding; provided that CCOC’s Restricted Subsidiaries other than any Guarantor may incur up to $75 million in the aggregate at any one time outstanding of the $125 million of Indebtedness which may be incurred pursuant to this clause (xi);

(xii) Refinancing Indebtedness incurred to extend, renew, replace or refund Indebtedness permitted under the second paragraph of this covenant or clause (ii) of this paragraph (plus the lesser of (a) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (b) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of CCOC reasonably incurred in connection with such refinancing); and

(xiii) other Indebtedness of CCOC or any Restricted Subsidiary in an amount not greater than the aggregate amount of Net Cash Proceeds from the sale of Capital Stock of CCOC or cash contributions made to the capital of CCOC (other than in exchange for Disqualified Capital Stock); provided that the amount of such cash contributions (“Excluded Cash Contributions”) are designated in an officer’s certificate as Excluded Cash Contributions and shall not be included in the computation of the amount of Restricted Payments which CCOC can make pursuant to the “Limitation on Restricted Payments” covenant.

      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (ii) through (xiii) above or is entitled to be incurred pursuant to the second paragraph of this covenant, CCOC may, in its sole discretion, classify such item of Indebtedness on the date of incurrence in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the second paragraph of this provision.

Limitation on Priority Indebtedness and Pari Passu Indebtedness

      CCOC shall not and shall not permit any of its Restricted Subsidiaries to Incur any Priority Indebtedness or Pari Passu Indebtedness if CCOC’s Priority and Pari Passu Debt to Operating Cash Flow

Ratio, after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, would have been 4.75 to 1.0 or higher. The foregoing limitation shall not apply to (a) any Indebtedness otherwise permitted to be Incurred pursuant to clauses (i), (ii), (iii), (iv), (v), (vi) (but only to the extent the guarantee permitted by such clause (vi) relates to any Indebtedness permitted to be Incurred by this sentence), (viii), (ix), (x), (xi), and (xii), or (b) Pari Passu Indebtedness permitted to be Incurred pursuant to clauses (vii) and (xiii), of the third paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant. For purposes of determining compliance with this covenant, in the event an item of Indebtedness meets the criteria of more than one category of exceptions contained in the previous sentence or meets the criteria of the first sentence of this covenant, CCOC may, in its sole discretion classify such item of Indebtedness on the date of incurrence in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such exceptions or pursuant to the first sentence of this covenant.

Limitation on Liens

      CCOC shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create, incur or affirm any Lien of any kind (other than a Permitted Lien) securing any Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) upon any property or assets (including any intercompany notes) of CCOC or any Restricted Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the notes are directly secured equally and ratably with the Indebtedness secured by such Lien. Notwithstanding the foregoing, any Lien securing the Notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release by the holders of the Indebtedness described above of their Lien on the property or assets of CCOC or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as the holders of all such Indebtedness also release their Lien on the property or assets of CCOC or such Restricted Subsidiary, or upon any sale, exchange or transfer to any Person not an Affiliate of the property or assets secured by such Lien, or of all of the Capital Stock held by CCOC or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien.

Limitation on Restricted Payments

      The Indenture provides that CCOC shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, if immediately prior or after giving effect thereto:

(a) a Default or an Event of Default would exist;

(b) CCOC would not be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to Operating Cash Flow Ratio provision set forth in the second paragraph of “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness;”

(c) CCOC would not be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Priority and Pari Passu Debt to Operating Cash Flow Ratio set forth in the first sentence of “— Certain Covenants — Limitation on Priority Indebtedness and Pari Passu Indebtedness;” or

(d) the aggregate amount of all Restricted Payments made by CCOC and its Restricted Subsidiaries, including such proposed Restricted Payment (if not made in cash, then the fair market value of any property used therefor) from and after the issue date of the Existing Notes and on or prior to the date of such Restricted Payment, shall exceed the sum of (i) the amount determined by subtracting (x) 1.75 times the aggregate Consolidated Interest Expense of CCOC for the period (taken as one accounting period) from the first day of the first quarter commencing after the issue date of the Existing Notes to the last day of the last full fiscal quarter prior to the date of the proposed Restricted Payment (the “Computation Period”) from (y) Consolidated Operating Cash Flow of CCOC for the Computation Period, and (ii) the aggregate Net Proceeds received by CCOC from the sale (other than to a Subsidiary of CCOC) of its Qualified Capital Stock after the issue date of the Existing Notes and on or prior to the date of such Restricted Payment and in any case other than Excluded Contributions, Excluded Cash Contributions and Investment Equity, and (iii) 100% of the aggregate amount of nonrecourse contributions to the capital of CCOC and its Restricted Subsidiaries since the issue date of the Existing Notes (in any case other than Excluded Contributions, Excluded Cash Contributions and Investment Equity), and (iv) to the extent not otherwise included in clauses (i)-(iii), above, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayment of loans or advances, or other transfers of assets, in each case to CCOC or any Restricted Subsidiary of CCOC from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”) since the issue date of the Existing Notes.

      Notwithstanding the foregoing, the provisions set forth in clause (b), (c) or (d) of the immediately preceding paragraph do not prohibit the actions described below and the provision set forth in clause (a) of the immediately preceding paragraph does not prohibit the payment described in clause (i) below:

(i) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration in compliance with the foregoing provisions;

(ii) the redemption, defeasance, repurchase or other acquisition or retirement of any Subordinated Indebtedness or Capital Stock of CCOC or its Restricted Subsidiaries either in exchange for or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of CCOC) of Qualified Capital Stock (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of any Subordinated Indebtedness or Capital Stock of CCOC or its Restricted Subsidiaries) or Subordinated Indebtedness (in the case of redemption, defeasance, repurchase or other acquisition or retirement of any Indebtedness of CCOC or its Restricted Subsidiaries) of CCOC;

(iii) loans, advances, dividends or distributions by CCOC to Centennial or any of its Restricted Subsidiaries in order to fund the payment of the management or other similar fees to equity investors (or their Affiliates) of CCOC permitted by the “Limitation on Transactions with Related Persons” covenant;

(iv) the purchase, redemption or other acquisition or retirement for value of Capital Stock of Centennial (or loans, advances, dividends, or distributions by CCOC to Centennial to fund the foregoing) from employees, former employees, directors, former directors, consultants and former consultants of Centennial or any of its Subsidiaries pursuant to the terms of the agreements pursuant to which such Capital Stock was acquired in an amount not to exceed $2.5 million in the aggregate in any calendar year (with unused amounts in any calendar year being carried over to the next two succeeding calendar years; provided that such amount in any calendar year may be increased by an amount not to exceed (a) the cash proceeds from the sale of Capital Stock to members of management, directors or consultants that occurs after the Issue Date plus (b) the cash proceeds of key man life insurance policies received by CCOC and its Restricted Subsidiaries after the issue date of the Existing Notes;

(v) repurchases of Capital Stock of CCOC deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options;

(vi) the repurchase or other repayment of Indebtedness subordinated in right of payment to the notes upon a Change of Control or Asset Sale to the extent required by the agreement governing such Indebtedness but only if the Co-Obligors shall have complied with the covenants described under the heading “Repurchase of Notes at the Option of the Holder upon a Change of Control” or, as the case may be, “Limitation on Asset Sales and Sales of Subsidiary Stock” and purchased all notes validly tendered pursuant to the relevant offer prior to purchasing or repaying such other Indebtedness;

(vii) loans, advances, dividends or distributions by CCOC to Centennial not to exceed an amount necessary to permit Centennial to pay (a) its costs (including all professional fees and expenses) incurred to comply with its reporting obligations under federal or state laws or under the Indenture for the notes and the Existing Notes, (b) its other operational expenses (other than taxes) incurred in the ordinary course of business and not exceeding $1 million in any fiscal year (with unused amounts in any fiscal year being carried over to the next two succeeding fiscal years) and (c) its then currently due taxes attributable solely on account of CCOC and its subsidiaries or on account of the income of Centennial related to its investments in CCOC and its subsidiaries, in each case, as a consolidated, combined or unitary filing group (not to exceed in any event the amount of tax that CCOC and the Restricted Subsidiaries would otherwise pay if not part of such filing group) and the reasonable expenses of preparing returns reflecting such taxes;

(viii) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Indebtedness of CCOC subordinated in right of payment to the notes (other than Disqualified Capital Stock) (a “refinancing”) through the substantially concurrent issuance of new Subordinated Indebtedness of CCOC, provided that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of CCOC incurred in connection with such refinancing; (2) has a final maturity date later than the final maturity date of, and has a Weighted Average Life equal to or greater than the Weighted Average Life of, the Indebtedness to be refinanced; and (3) is expressly subordinated in right of payment to the notes at least to the same extent as the Indebtedness to be refinanced;

(ix) loans, advances, dividends or distributions by CCOC to Centennial in an amount no greater than the current quarterly interest payments then due on the Mezzanine Financing as in effect on the Issue Date; provided that in no event shall such amount exceed the aggregate amount of Cash from Minority Cellular Investment Interests received by CCOC net of all taxes (on a consolidated basis) or capital contributions required to be paid in respect thereof; and provided further that with respect to any loans, advances, dividends or distributions after giving effect thereto, CCOC would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to Operating Cash Flow Ratio test contained in the second paragraph of “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness;”

(x) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Capital Stock of CCOC, Centennial or any Guarantor or any Preferred Stock of CCOC’s Restricted Subsidiaries that are not Guarantors, issued or incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant;

(xi) the payment of dividends on CCOC’s common equity interests following the first public offering of CCOC’s or Centennial’s common equity interests, after the Issue Date, of up to 6% per annum of the net cash proceeds received by CCOC in such public offering or contributed by Centennial to CCOC from the net cash proceeds of an equity offering by Centennial;

(xii) loans, advances, dividends or distributions by CCOC to Centennial to fund the repurchase, retirement or other acquisition for value of Capital Stock of Centennial in existence on the issue date of the Existing Notes (which shall not exceed 7.1% of the outstanding Capital Stock of Centennial prior to January 7, 1999), and which are not held by Welsh Carson, Blackstone or their respective Affiliates or any members of management of CCOC or its Subsidiaries (including any Capital Stock issued in respect of such Capital Stock as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise) provided that (A) the amount per share paid under this clause (xii) shall not exceed $41.50 per share (as such amount shall be adjusted as determined in good faith by the Board of Directors of CCOC for stock splits, stock dividends, recapitalizations, stock recombinations, mergers, reverse stock splits, consolidations or similar transactions) and (B) after giving effect thereto CCOC would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to Operating Cash Flow Ratio test contained in the second paragraph of “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness;”

(xiii) Investments made with Excluded Contributions; and

(xiv) other Restricted Payments in an aggregate amount not to exceed $2 million.

      In determining the aggregate amount expended for Restricted Payments in accordance with clause (d) of the first paragraph of this description of the “Limitation on Restricted Payments” covenant, 100% of the amounts expended under clauses (i), (ii) (to the extent the Net Proceeds from the concurrent sale of Qualified Capital Stock has been added to the aggregate Net Proceeds calculation pursuant to clause (ii) of clause (d) of the first paragraph of this covenant), (iv), (v), (x), (xi) and (xii) of the immediately preceding paragraph shall be deducted.

Limitation on Restricting Subsidiary Dividends

      CCOC shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of CCOC to pay dividends or make other distributions on the Capital Stock of any Restricted Subsidiary of CCOC or pay or satisfy any obligation to CCOC or any of its Restricted Subsidiaries or otherwise transfer assets or make or pay loans or advances to CCOC or any of its Restricted Subsidiaries, except encumbrances and restrictions existing under:

(i) any applicable law or any governmental or administrative regulation or order;

(ii) Refinancing Indebtedness permitted under the Indenture, provided that the restrictions contained in the instruments governing such Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the instruments governing the Indebtedness being refinanced immediately prior to such refinancing;

(iii) restrictions with respect solely to a Restricted Subsidiary of CCOC imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that such restrictions apply solely to the Capital Stock or assets being sold of such Restricted Subsidiary;

(iv) restrictions contained in any agreement relating to a Person or real or tangible personal property acquired after the Issue Date which are not applicable to any Person or property, other than the Person or property so acquired and which were not put in place in connection with, or in contemplation of, such acquisition;

(v) any agreement (other than those referred to in clause (iv)) of a Person acquired by CCOC or a Restricted Subsidiary of CCOC, which restrictions existed at the time of acquisition;

(vi) contractual encumbrances or restrictions in effect on the Issue Date (including encumbrances and restrictions relating to the Senior Credit Facility or the Existing Notes or any other Indebtedness outstanding on the Issue Date) and customary encumbrances, and restrictions contained in the security agreements related to the Senior Credit Facility, in each case as such encumbrances or restrictions may be amended, provided that such encumbrances or restrictions as amended are no more restrictive in the aggregate than those contained in contractual encumbrances or restrictions in effect on the Issue Date;

(vii) the Indenture and the notes;

(viii) Purchase Money Indebtedness and Capitalized Leases, each for property acquired in the ordinary course of business to the extent such encumbrance or restriction relates to the property underlying the Purchase Money Indebtedness;

(ix) Indebtedness of Restricted Subsidiaries otherwise permitted to be incurred pursuant to the “Limitation on Incurrence of Additional Indebtedness” covenant and the “Limitation on Liens” covenant, provided such encumbrances or restrictions in the aggregate with all other encumbrances or restrictions permitted by this clause (ix), permit the payment of cash to CCOC in an amount at least equal to 90% of the Consolidated Operating Cash Flow for all periods following the Incurrence of such Indebtedness;

(x) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(xi) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business to the extent such encumbrance and restriction relates to the activities and assets of such joint venture or similar agreement and provided that the Annual Consolidated Operating Cash Flow determined as of the date of execution of any such joint venture or similar agreement in all such joint ventures or similar entities which are subject to such encumbrances or restrictions do not exceed 10% of CCOC’s Annual Consolidated Operating Cash Flow on the date of execution of such joint venture or similar agreement; or

(xii) customary provisions restricting subletting or assignment of any lease entered into the ordinary course of business.

Limitation on Transactions with Related Persons

      CCOC shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”) involving in one or a series of related transactions an aggregate consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable to CCOC or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by CCOC or such Restricted Subsidiary with an unrelated Person and CCOC delivers an officer’s certificate to the Trustee certifying that such Affiliate Transaction complies with this clause (a) and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, CCOC delivers to the Trustee a resolution adopted by the majority of the Disinterested Directors approving such Affiliate Transaction and set forth in an officer’s certificate certifying that such Affiliate Transaction complies with clause (a) above.

      The foregoing provisions do not apply to the following:

(i) transactions between or among CCOC and/or any of its Restricted Subsidiaries;

(ii) Restricted Payments permitted by the provisions of the Indenture described above under the “Limitation on Restricted Payments” covenant;

(iii) the payment of annual management, consulting, monitoring and advisory fees and related expenses to Welsh Carson, Blackstone and their respective Affiliates in an amount in any calendar year not to exceed the greater of (a) $1 million or (b) 1% of Annual Consolidated Operating Cash Flow;

(iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of CCOC or any Restricted Subsidiary;

(v) payments by CCOC or any of its Restricted Subsidiaries to Welsh Carson, Blackstone and their respective Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of CCOC in good faith;

(vi) transactions with respect to which CCOC or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an investment banking, appraisal or accounting firm of national standing stating that such transaction is fair to CCOC or such Restricted Subsidiary from a financial point of view;

(vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of CCOC in good faith;

(viii) any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders of the notes in any material respect) or any transaction contemplated thereby;

(ix) the existence of, or the performance by CCOC or any of its Restricted Subsidiaries of its obligations under the terms of the Recapitalization Documents and any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by CCOC or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause; and

(x) any payment pursuant to a tax sharing agreement between CCOC and any other Person with which CCOC is required or permitted to file a consolidated tax return or with which CCOC is or could be part of a consolidated, combined or unitary group for tax purposes, which payments are not in excess of the tax liabilities attributable solely to CCOC and its Restricted Subsidiaries (as a consolidated, combined or unitary group).

Limitation on Issuance of Guarantees

      The Indenture provides that:

(a) CCOC may not cause or permit any Restricted Subsidiary (other than a Guarantor), directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness (other than a guarantee) of CCOC or any Restricted Subsidiary (other than under the Senior Credit Facility) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the notes on the same terms as the guarantee of such Indebtedness except that such guarantee need not be secured unless required pursuant to the “Limitation on Liens” covenant, and if such Indebtedness is by its terms expressly subordinated to the notes, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Guarantee of the notes at least to the same extent as such Indebtedness is subordinated to the notes provided that, unless the Existing Notes are guaranteed by a particular Restricted Subsidiary (other than a Guarantor), the foregoing shall not be applicable to any guarantee of (A) Indebtedness of a Foreign Restricted Subsidiary by a Foreign Restricted Subsidiary and (B) Indebtedness of such Restricted Subsidiary that existed at the time it became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and any guarantees of Indebtedness that could have been incurred by such Restricted Subsidiary directly under the “Limitation on Incurrence of Additional Indebtedness” covenant.

(b) Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary (including the Guarantee provided by Centennial Puerto Rico) of the notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of CCOC, of all or substantially all the assets of such Restricted Subsidiary, or upon a sale or transfer of capital stock of such Guarantor (other than a sale or transfer to an Affiliate of the Co-Obligors) as a result of which such Guarantor ceases to be a Subsidiary of CCOC, or upon the designation of such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture, which transaction is in compliance with the terms of the Indenture or (ii) the release by the holders of the Indebtedness of CCOC described in clause (a) above or their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), which resulted in the notes being guaranteed by such Restricted Subsidiary, at such time as (A) no other Indebtedness of CCOC has been guaranteed by such Restricted Subsidiary or (B) the holders of all such other Indebtedness which is guaranteed by such Restricted Subsidiary also release their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness).

Limitation on Asset Sales and Sales of Subsidiary Stock

      The Indenture provides that CCOC shall not, and shall not permit any of its Restricted Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, businesses or assets, including by merger or consolidation or sale and leaseback transaction, and including any sale or other transfer or issuance of any Capital Stock or any Restricted Subsidiary of CCOC, whether by CCOC or a Restricted Subsidiary (an “Asset Sale”), unless:

(1) either (a) within one year after the date of such Asset Sale, an amount equal to the Net Cash Proceeds therefrom (the “Asset Sale Offer Amount”) are applied to the optional redemption of the notes in accordance with the terms of the Indenture and other Indebtedness of CCOC ranking on a parity with the notes from time to time outstanding with similar provisions requiring CCOC to make an offer to purchase or to redeem such Indebtedness with the proceeds from asset sales, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the notes and such other Indebtedness then outstanding or to the repurchase of the notes and such other Indebtedness pursuant to an irrevocable, unconditional offer (the “Asset Sale Offer”) to repurchase such Indebtedness at a purchase price (the “Asset Sale Offer Price”) of 100% of the principal amount thereof in the case of the notes or 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) of such Indebtedness, plus, in each case, accrued interest to the date of payment, made within one year of such Asset Sale, or (b) within one year of such Asset Sale, the Asset Sale Offer Amount is (i) invested (or committed, pursuant to a binding commitment subject only to reasonable, customary closing conditions, to be invested, and in fact is so invested, within an additional 90 days) in tangible assets and property (other than notes, obligations or securities), which in the good faith reasonable judgment of CCOC are of a type used in a Related Business or Capital Stock of a Person (which, if such Person becomes a Subsidiary of CCOC by virtue of such Asset Sale, shall initially be designated a Restricted Subsidiary) all or substantially all of whose assets and property (in the good faith reasonable judgment of CCOC) are of a type used in a Related Business (provided that, with respect to such Capital Stock, all of the requirements of the last proviso of clause (v) of the following paragraph shall have been satisfied) or (ii) used to permanently retire Indebtedness of CCOC or any Guarantor that is Pari Passu Indebtedness or Priority Indebtedness;

(2) with respect to any transaction or related series of transactions of securities, property or assets with an aggregate fair market value in excess of $2,500,000, at least 75% of the value of consideration for the assets disposed of in such Asset Sale (excluding (a) Indebtedness of CCOC or any Guarantor that is Pari Passu Indebtedness under a bank credit facility (and any Refinancing Indebtedness issued to refinance any such Indebtedness) or any Priority Indebtedness in each case that is assumed by a transferee which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date and permitted to have been Incurred pursuant to the “Limitation on Incurrence of Additional Indebtedness” covenant (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is permanently reduced by such amount), (b) Purchase Money Indebtedness secured exclusively by the assets subject to such Asset Sale which is assumed by a transferee and (c) marketable securities that are promptly converted into cash or Cash Equivalents) consists of cash or Cash Equivalents, provided that any cash or Cash Equivalents received within 12 months following any such Asset Sale upon conversion of any property or assets

(other than in the form of cash or Cash Equivalents) received in consideration of such Asset Sale shall be applied promptly in the manner required of Net Cash Proceeds of any such Asset Sale as set forth above (provided further that CCOC and its Restricted Subsidiaries shall not be required to receive any cash in connection with the transfer or contribution of assets to a joint venture); and

(3) the Board of Directors of CCOC determines in good faith that CCOC or such Restricted Subsidiary, as applicable, would receive fair market value in consideration of such Asset Sale. The Indenture provides that an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (1)(b) above exceeds $15,000,000 and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement and no longer, except as otherwise required by applicable law (the “Asset Sale Offer Period”). Upon expiration of the Asset Sale Offer Period, CCOC shall apply the Assets Sale Offer Amount, plus an amount equal to accrued interest to the purchase of all Indebtedness properly tendered (on a pro rata basis as described above if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest).

      Notwithstanding the foregoing provisions of the prior paragraphs (1), (2) and (3);

(i) CCOC and its Restricted Subsidiaries may, in the ordinary course of business, convey, sell, lease, transfer, assign or otherwise dispose of assets acquired and held for resale in the ordinary course of business;

(ii) CCOC and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the “Limitation on Mergers, Sales or Consolidations” covenant;

(iii) CCOC and its Restricted Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of CCOC or such Restricted Subsidiary, as applicable;

(iv) CCOC and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets to CCOC or any of its Restricted Subsidiaries in accordance with the terms of the Indenture; and

(v) CCOC and its Restricted Subsidiaries may exchange, in the ordinary course of business (or, of otherwise than in the ordinary course of business, in the case of exchanges in excess of $15,000,000 upon receipt of a favorable written opinion by an independent financial advisor of national reputation as the fairness from a financial point of view to the CCOC or such Restricted Subsidiary of the proposed transaction), all or a portion of its property, businesses or assets for property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets are of a type used in the business of CCOC on the date of the Indenture or a Related Business (provided that such Person that initially be designated a Restricted Subsidiary if such Person becomes a Subsidiary of CCOC by virtue of such exchange), or a combination of any such property, businesses or assets, or Capital Stock of such a Person and cash or Cash Equivalents, provided that (i) a majority of the Disinterested Directors of the Board of Directors of CCOC shall have approved a resolution of the Board of Directors of CCOC that such exchange is fair to CCOC or such Restricted Subsidiary, as the case may be, and (ii) any cash or Cash Equivalents received pursuant to any such exchange shall be applied in the manner applicable to Net Cash Proceeds from an Asset Sale as set forth pursuant to the provisions of paragraphs (1), (2) and (3) of this covenant, and provided further that any Capital Stock of a Person received in an exchange pursuant to this clause (v) shall be owned directly by CCOC or a Restricted Subsidiary and, when combined with the Capital Stock of such Person already owned by CCOC and its Restricted Subsidiaries, shall constitute a majority of the voting power and Capital Stock of such Person.

Restricted Payments and Permitted Investments that are made in compliance with the “Limitation on Restricted Payments” covenant shall not be deemed to be Asset Sales.

      Any Asset Sale Offer shall be made in compliance with all applicable laws, rules and regulations including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws.

Limitation on Merger, Sale or Consolidation

      CCOC shall not consolidate with or merge with or into another Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its properties and assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, and CCOC shall not permit any Restricted Subsidiary to enter into any such transaction or series of transactions which would result in a sale, lease, conveyance, transfer or other disposition of all or substantially all of the properties and assets of CCOC on a consolidated basis, unless:

(i) either (a) CCOC is the continuing entity, or (b) the resulting, surviving or transferee entity is an entity organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the CCOC in connection with the notes and the Indenture, as the case may be, and the notes and the Indenture will remain in full force and effect as so supplemented (and any Guarantee shall be confirmed as applied to the surviving entity’s obligations);

(ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis (and treating any Indebtedness not previously an obligation of CCOC or any of its Restricted Subsidiaries which becomes the obligation of CCOC or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction) to such transaction;

(iii) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), either CCOC or resulting surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to Operating Cash Flow Ratio provision set forth in the second paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant or such Annual Debt to Operating Cash Flow Ratio would be lower than such ratio immediately prior to such transaction;

(iv) at the time of the transaction described above, each co-obligor of the notes, unless Centennial is the other party to the transaction described above, in which case (i)(b) above shall apply, will have by supplemental indenture confirmed that it remains a co-obligor under the Indenture and the notes

(v) at the time of the transaction each Guarantor, if any, unless it is the other party to the transaction described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the notes; and

(vi) at the time of the transaction CCOC or the resulting surviving or transferee entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

      Notwithstanding the foregoing, any Restricted Subsidiary may merge with and into any other Restricted Subsidiary or CCOC.

      Centennial shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than CCOC or any Guarantor) or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons (other than CCOC or any Guarantor) unless at the time and after giving effect thereto (i) either (a) Centennial will be the continuing corporation or (b) the Person (if other than Centennial) formed by such consolidation or into which Centennial is merged or the person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of Centennial on a Consolidated basis will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of Centennial under the notes and the Indenture, and such note and Indenture will remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default will have occurred and be continuing; and (iii) at the time of the transaction Centennial or the surviving entity will have delivered or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In the event that CCOC shall merger or consolidate with or into Centennial, the provisions of the first paragraph of this Section are also required to be satisfied.

      Upon any consolidation or merger or any transfer (other than a lease) of all or substantially all of the assets of CCOC or Centennial, as the case may be in accordance with the foregoing, the successor corporation formed by such consolidation or into which CCOC or Centennial, as the case may be, is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, CCOC or Centennial, as the case may be, under the Indenture with the same effect as if such successor entity had been named therein as CCOC or Centennial, as the case may be, and CCOC or Centennial, as the case may be (except in connection with a transfer that results in the transfer of assets constituting or accounting for less than 95% of the consolidated assets (as of the last balance sheet available), revenues or Annual Consolidated Operating Cash Flow of CCOC or Centennial, as the case may be (as of the last twelve month period for which financial statements are available), shall be released from the obligations under the notes and the Indenture.

Limitation on Lines of Business

      Neither CCOC nor any of its Restricted Subsidiaries shall directly or indirectly engage in any line or lines of business activity other than that which, in the reasonable, good faith judgment of the Board of Directors of CCOC, is a Related Business.

Limitation on Unrestricted Subsidiaries

      The Indenture provides that CCOC may designate any Subsidiary (other than Centennial Puerto Rico or Centennial) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(b) CCOC would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation) pursuant to the “Limitation on Restricted Payments” covenant above in an amount (the “Designation Amount”) equal to the greater of (1) the net book value of CCOC’s interest in such Subsidiary calculated in accordance with GAAP or (2) the fair market value of CCOC’s interest in such Subsidiary as determined in good faith by CCOC’s Board of Directors;

(c) such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of CCOC which is not simultaneously being designated an Unrestricted Subsidiary;

(d) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Indebtedness of an Unrestricted Subsidiary, provided that an Unrestricted Subsidiary may provide a Guarantee for the notes; and

(e) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with CCOC or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to CCOC or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of CCOC or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment.

      In the event of any such Designation, CCOC shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the “Limitation on Restricted Payments” covenant for all purposes of the Indenture in the Designation Amount.

      The Indenture also provides that CCOC shall not and shall not cause or permit any Restricted Subsidiary to at any time (x) provide credit support for (provided that operational contracts in the ordinary course of business shall not be deemed credit support), or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument constituting such Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries) or (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary. For purposes of the foregoing, the Designation of a Subsidiary of CCOC as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries.

      CCOC may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

(b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture; and

(c) unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness that would be Permitted Indebtedness), immediately after giving effect to such proposed Revocation, and after giving pro forma effect to the incurrence of any such Indebtedness of such redesignated Subsidiary as if such Indebtedness was incurred on the date of the Revocation, CCOC could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “Limitation on Incurrence of Additional Indebtedness” covenant.

      All Designations and Revocations must be evidenced by a resolution of the Board of Directors of CCOC delivered to the Trustee certifying compliance with the foregoing provisions.

Provision of Financial Statements

      Whether or not Centennial is subject to Section 13(a) or 15(d) of the Exchange Act, so long as any notes are outstanding, Centennial shall, to the extent permitted under the Exchange Act, file with the SEC the annual reports, quarterly reports and other documents which Centennial would have been required to file with the SEC pursuant to Section 13(a) or 15(d) if it were so subject, such documents to be filed with the SEC on or prior to the date (the “Required Filing Date”) by which Centennial would have been required so to file such documents if it were so subject. Centennial shall also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which Centennial would have been required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act if Centennial were subject to either of such Sections and (y) if filing such documents by Centennial with the SEC is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective purchaser of notes at Centennial’s cost. The Indenture also provides that, so long as any of the notes remain outstanding, Centennial shall make available to any prospective purchaser of notes or beneficial owner of notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Co-Obligors have either exchanged the notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of such notes pursuant to an effective registration statement under the Securities Act.

Amendments to Mezzanine Financing

      The terms of the Mezzanine Financing shall not be amended in a manner adverse to the Holders.

Additional Covenants

      The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

Events of Default and Remedies

      The Indenture defines an Event of Default as:

(i) the failure of the Co-Obligors to pay any installment of interest on the notes as and when the same becomes due and payable and the continuance of such failure for 30 days;

(ii) the failure by the Co-Obligors to pay all or any part of the principal, or premium, if any, on the notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price;

(iii) the failure by the Co-Obligors to observe or perform any other covenant or agreement contained in the notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Co-Obligors by the Trustee or to the Co-Obligors and the Trustee by the Holders of at least 25% in aggregate principal amount of the notes outstanding;

(iv) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days;

(v) (a) either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary consents to the entry of a decree or order for relief in respect of either Co-Obligor, any Guarantor or such Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary (I) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of either Co-Obligor, any Guarantor or such Significant Restricted Subsidiary or of any substantial part of their respective properties, (II) makes an assignment for the benefit of creditors or (III) admits in writing its inability to pay its debts generally as they become due or (e) either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (v);

(vi) the Guarantee of any Guarantor shall for any reason cease to be, or shall for any reason be asserted in writing by such Guarantor or CCOC or any of its Subsidiaries not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture or Centennial shall for any reason cease to be, or shall for any reason be asserted in writing not to be, a co-obligor pursuant to the notes, except to the extent contemplated by the Indenture and the notes;

(vii) one or more defaults in any Indebtedness for money borrowed by Centennial, CCOC or any Restricted Subsidiaries (or the payment of which is guaranteed by Centennial, CCOC or any Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default results from the failure to pay Indebtedness at its final maturity date or results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness which was not paid at its final maturity date or the maturity of which has been so accelerated, aggregates $20,000,000 or more; and

(viii) final, unsatisfied judgments, orders or decrees (not subject to appeal) of any court or regulatory or administrative agency aggregating in excess of $20,000,000 (exclusive of any portion of any such payment covered by insurance, if and to the extent the insurer has acknowledged in writing its liability therefore), at any one time rendered against Centennial, CCOC or any of its Restricted Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture provides that, if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default.

      If an Event of Default occurs and is continuing (other than an Event of Default specified in clauses (iv) and (v) above), then in every such case, unless the principal of all of the notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the notes then outstanding by notice in writing to CCOC (and to the Trustee if given by Holders) (an “Acceleration Notice”), may declare all principal of the notes (or the Change in Control Purchase Price if the Event of Default includes failure to pay the Change in Control Purchase Price), determined as set forth below, including in each case accrued interest thereon to be due and payable immediately; provided that so long as the Senior Credit Facility shall be in full force and effect, if an Event of Default shall have occurred and be continuing (other than as specified in clauses (iv) or (v) above with respect to either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary), any such acceleration shall not be effective until the earlier to occur of (x) five business days following delivery of a written notice of such acceleration of the notes to the agent under the Senior Credit Facility and (y) the acceleration of any Indebtedness under the Senior Credit Facility. If an Event of Default specified in clauses (iv) and (v) above relating to either Co-Obligor, any Guarantor or any Restricted Subsidiary occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding notes without any declaration or other act on the part of Trustee or the Holders. The Holders of a majority in aggregate principal amount of notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of premium, if any, and interest on the notes which have become due solely by such acceleration, have been cured or waived.

      The Holders of a majority in aggregate principal amount of the notes at the time outstanding may waive on behalf of all the Holders any Default, except a Default in the payment of principal of or interest on any note not yet cured, or a Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

      No Holder of any of the notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the Holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding notes. Such limitations do not, however, apply to a suit instituted by a Holder of a note for the enforcement of the payment of the principal of, premium, if any, or interest on such note on or after the respective due dates expressed in such note.

      The Co-Obligors are required to notify the Trustee within five business days of the occurrence of any Default. The Co-Obligors are required to deliver to the Trustee, not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred.

Legal Defeasance and Covenant Defeasance

      The Indenture provides that the CCOC may, at its option and at any time, elect to have the obligations of Centennial, CCOC or any Guarantor and any other obligor under the notes discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that Co-Obligors and such Guarantors and any other obligor under the Indenture shall be deemed to have paid and discharged the entire indebtedness represented, and the Indenture shall cease to be of further effect as to all outstanding notes, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust funds; (ii) the obligations of the Co-Obligors and any Guarantor with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trusts, duties, and immunities of the Trustee, and CCOC’s obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, CCOC may, at its option and at any time, elect to have the obligations of Centennial and any Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including events described in clauses (i), (ii), (iv) (with respect to the Co-Obligors) and (v) (with respect to the Co-Obligors) described under “— Events of Default and Remedies”) will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance, (i) CCOC must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. Legal Tender, non-callable government securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such notes on the stated date for payment thereof or on any redemption date of such principal or installment of principal of, premium, if any, or interest on such notes, and the Holders of notes must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of Legal Defeasance,

CCOC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) CCOC has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in each case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance, and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, CCOC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that Holders of such notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (other than a Default which results from the borrowing of amounts to finance the defeasance and which borrowing does not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which Centennial, CCOC or any Restricted Subsidiary is a party or to which it is bound) (it being understood that such condition will not be satisfied until the expiration of such 91-day period); (v) CCOC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee to the effect that (assuming that no Holder of any notes would be considered an insider of CCOC under any applicable bankruptcy or insolvency law) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally; (vi) such defeasance or covenant defeasance shall not cause the Trustee for the notes to have a conflicting interest for purposes of the Trust Indenture Act with respect to any securities of either Co-Obligor or any Guarantor; (vii) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which either Co-Obligor or any Guarantor or any of their Subsidiaries is bound; (viii) CCOC shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by CCOC with the intent of preferring the Holders of such notes over any other creditors of the Co-Obligors or with the intent of defeating, hindering, delaying or defrauding any other creditors of CCOC or others; and (ix) CCOC shall have delivered to the Trustee an officers’ certificate and opinion of counsel each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the notes as expressly provided for in the Indenture) as to all outstanding notes and Guarantees under the Indenture when (a) either (i) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid or notes whose payment has been deposited in trust or segregated and held in trust by CCOC and thereafter repaid to CCOC or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Maturity Date within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Co-Obligors or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at the Maturity Date, Stated Maturity or redemption date; (b) the Co-Obligors or any Guarantor has paid or caused to be paid all other sums payable under the Indenture; and (c) the Co-Obligors have delivered to the Trustee an officers’ certificate and an opinion of independent counsel each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Co-Obligors, any Guarantor or any Subsidiary of CCOC is a party or by which the Co-Obligors, any Guarantor or any Subsidiary of CCOC is bound.

Amendments and Supplements

      The Indenture contains provisions permitting the Co-Obligors, any Guarantor and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, Co-Obligors, any Guarantor and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of, or the Change of Control Purchase Date or the Asset Sale Offer Period on, or change to an earlier date any redemption date of, any note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date), or reduce the Change of Control Purchase Price or the Asset Sale Offer Price or alter the redemption provisions or the provisions of the “Repurchase of Notes at the Option of the Holder Upon a Change of Control” covenant, including, in each case, amending, changing or modifying any definitions related thereto, but only to the extent such definitions relate thereto, in a manner adverse to the Holders, (ii) reduce the percentage in principal amount of the outstanding notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, (iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding note affected thereby, (iv) except as otherwise permitted under “— Certain Covenants — Limitation on Merger, Sale or Consolidation” consent to the assignment or transfer by either Co-Obligor or any Guarantor of any of its rights and obligations under the Indenture or (v) amend or modify any of the provisions of the Indenture relating to the Guarantee in any manner adverse to the Holders of the notes.

      Notwithstanding the foregoing, without the consent of any Holders of the notes, the Co-Obligors, any Guarantor, any other obligor under the notes and the Trustee may modify or amend the Indenture: (a) to evidence the succession of another Person to the Co-Obligors or any Guarantor, and the assumption by any such successor of the covenants of the Co-Obligors or any Guarantor in the Indenture and in the notes and in the Guarantee in accordance with “— Certain Covenants — Limitation on Merger, Sale or Consolidation;” (b) to add to the covenants of the Co-Obligors, any Guarantor or any other obligor upon the notes for the benefit of the Holders of the notes or to surrender any right or power conferred upon either Co-Obligor, any Guarantor or any other obligor upon the notes, as applicable, in the Indenture, in the notes or in any Guarantee; (c) to cure any ambiguity, or to correct or supplement any provision in the Indenture, the notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the notes or any Guarantee or make any other provisions with respect to matters or questions arising under the Indenture, the notes or any Guarantee, provided that, in each case, such provisions shall not adversely affect the interest of the Holders of the notes; (d) to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; (e) to add a Person as a Guarantor under the Indenture; (f) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; (g) to provide for the issuance of additional notes under the Indenture or (h) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the Holders of the notes as additional security for the payment and performance of the Co-Obligors’ and any Guarantor’s obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise.

      The Holders of a majority in aggregate principal amount of the notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

No Personal Liability of Partners, Stockholders, Officers, Directors

      The Indenture provides that no indirect stockholder (or partner, limited liability company member or employee of a stockholder), employee, officer or director, as such, past, present or future of the Co-Obligors, any Guarantor or any successor entity or any Affiliate thereof shall have any personal liability in respect of the obligations of the Co-Obligors or any Guarantor under the Indenture or the notes by reason of his or its status as such stockholder, employee, officer or director.

Governing Law

      The Indenture, the notes and any Guarantee are governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of law principles thereof that require the application of any other law.

Concerning the Trustee

      The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of either Co-Obligor or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon occurrence of an Event of Default or else resign.

      The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss liability or expense.

Certain Definitions

      Set forth below is a summary of certain defined terms contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used in this prospectus for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

      “Affiliate” means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person or (ii) any officer, director, or controlling stockholder of such other Person. For purposes of this definition, the term “control” means (a) the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise or (b) without limiting the foregoing, the beneficial ownership of 10% or more of the voting power of the voting common equity of such Person (on a fully diluted basis) or of warrants or other rights to acquire such equity (whether or not presently exercisable).

      “Annual Consolidated Operating Cash Flow” on any date means, with respect to any Person, the Consolidated Operating Cash Flow for the Reference Period.

      “Annual Debt to Operating Cash Flow Ratio” on any date (referred to in this definition as the “Transaction Date”) means, with respect to any Person and its Restricted Subsidiaries, the ratio of (i) consolidated Indebtedness of such Person and its Restricted Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of such Indebtedness) (and without duplication of any Indebtedness that may be the obligation of such Person and/or one or more of its Subsidiaries) divided by (ii) the aggregate amount of Annual Consolidated Operating Cash Flow of such Person (determined on a pro forma basis after giving effect to all Investments in and acquisitions or dispositions of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, made by such Person and its Subsidiaries from the beginning of the Reference Period through the Transaction Date as if such Investment, acquisition or disposition had occurred at the beginning of such Reference Period); provided that, for purposes of such computation, in calculating Annual Consolidated Operating Cash Flow and consolidated Indebtedness, (a) the transaction giving rise to the need to calculate the Annual Debt to Operating Cash Flow Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period; (b) the incurrence of any Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness or to acquire businesses) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period; (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period; and (d) all members of the consolidated group of such Person on the Transaction Date that were acquired during the Reference Period shall be deemed to be members of the consolidated group of such Person for the entire Reference Period. When the foregoing definition is used in connection with CCOC and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to CCOC and its Restricted Subsidiaries. Any such pro forma calculation may include adjustments for the pro forma effect of (a) any cost savings accounted for on an annualized basis as a result of an acquisition by CCOC or a Restricted Subsidiary which, in the good faith judgment of CCOC (as determined by a resolution of the board of directors of CCOC), will be eliminated or realized within one year after the date of such transaction (provided that any such cost savings are calculated in accordance with Regulation S-X under the Securities Act (or any successor regulation)) or (b) any direct quantifiable savings from the conversion of roaming expense which CCOC will obtain within one year of the transaction in the good faith judgment of the Board of Directors of CCOC from the acquisition of a third party which prior to such acquisition had a contract with CCOC or any Restricted Subsidiary for roaming services.

      “Applicable Premium” means, with respect to a note at any redemption date, the excess of (A) the present value at such time of (1) the redemption price of such note at June 15, 2008 (such redemption price being described under “— Optional Redemption by the Co-Obligors”), plus (2) all required interest payments (excluding accrued but unpaid interest) due on such note through June 15, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then outstanding principal amount of such note.

      “Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

      “Blackstone” means Blackstone Capital Partners III Merchant Banking Fund L.P. and affiliates of the foregoing that are directly or indirectly controlling or controlled by Blackstone or under direct or indirect common control with Blackstone.

      “Board of Directors” means (i) with respect to a limited liability company, the board of managers of such limited liability company or other body fulfilling the function of a board of directors of a corporation

(including, in the case of CCOC, the Board of Directors of Centennial), and (ii) with respect to a corporation, the board of directors or any duly authorized committee of such board of directors.

      “Capitalized Lease Obligations” means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.

      “Capital Stock” means, with respect to any Person, any capital stock of such Person and shares, interests, participations or other ownership interests (however designated) of any Person and any rights (other than debt securities convertible into capital stock), warrants and options to purchase any of the foregoing, including (without limitation) each class of common stock and preferred stock of such Person if such Person is a corporation, each general and limited partnership interest of such Person if such Person is a partnership and all membership or other interests if such Person is a limited liability company and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.

      “Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) in each case maturing within one year after the date of acquisition, (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor’s Ratings Services or at least P-2 or the equivalent thereof by Moody’s Investors Service, Inc. and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

      “Cash from Minority Cellular Investment Interests” means any dividends, distributions, interest payments or other periodic payments of cash (collectively a “cash distribution”) received directly or indirectly by the Co-Obligors from its Minority Cellular Investment Interests; provided, however, that “Cash from Minority Cellular Investment Interests” shall not include any proceeds received directly by the Co-Obligors from the liquidation, sale, merger, consolidation, transfer or other disposition (collectively, a “sale”) of any Minority Cellular Investment Interest, except that Cash from Minority Cellular Investment Interests shall include in every fiscal year ending after the sale of any Minority Cellular Investment Interest an amount equal to the cash distributions received directly or indirectly by the Co-Obligors from such Minority Cellular Investment Interest during the twelve months prior to such sale if either (a) the proceeds of such sale are used to permanently reduce the amount of Indebtedness which may be borrowed under the Senior Credit Facility in accordance with clause (i) of the third paragraph of “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” or (b) at the time of any Restricted Payment being made pursuant to clause (ix) of the second paragraph of “— Certain Covenants — Limitation on Restricted Payments,” CCOC would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to Operating Cash Flow Ratio provision set forth in the second paragraph of “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” assuming that CCOC was the obligor of additional Indebtedness in a principal amount equal to the net after-tax proceeds received from such sale.

      “CCOC” means Centennial Cellular Operating Co. LLC, a limited liability company organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture and thereafter “CCOC” shall mean each successor Person.

      “Centennial” means Centennial Communications Corp. a corporation organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Centennial” shall mean such successor Person.

      “Centennial Puerto Rico” means Centennial Puerto Rico Operations Corp., a corporation organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Centennial Puerto Rico” shall mean such successor Person.

      “Change of Control” means the occurrence of any of the following events: (i) either Co-Obligor consolidates with or merges with or into any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with or merges into or with either Co-Obligor, in any such event pursuant to a transaction in which the outstanding Voting Stock of either Co-Obligor is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding Voting Stock of either Co-Obligor is changed or exchanged for (x) Voting Stock of the surviving corporation which is not Disqualified Capital Stock and (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by CCOC as a Restricted Payment as described under “— Certain Covenants — Limitation on Restricted Payments” (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under “— Certain Covenants — Limitation on Restricted Payments”) and (B) immediately after such transaction, no “person” or “group,” other than Permitted Holders, is the beneficial owner (as such term is used in Rules 13d-3 and 13d-5 promulgated pursuant to the Exchange Act), directly or indirectly, more than 50% of the total outstanding Voting Stock of the surviving corporation, (ii) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than Permitted Holders, is or becomes the “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 promulgated pursuant to the Exchange Act), directly or indirectly, of Voting Stock representing more than 50% of the voting power of the Voting Stock of either Co-Obligor then outstanding normally entitled to vote in elections of directors or (iii) during any period of 12 consecutive months, individuals who at the beginning of any such 12-month period constituted the Board of Directors of either Co-Obligor (together with any new directors whose election to such board or whose nomination for election by the shareholders of either Co-Obligor was designated by the Permitted Holders or approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors of either Co-Obligor then in office, as the case may be.

      “Closing Price” on any Trading Day with respect to the per share price of any shares of Capital Stock of any Person means the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way in either case on the New York Stock Exchange or, if such shares of Capital Stock are not listed or admitted to trading on such exchange, on the principal national securities exchange on which such shares are listed or admitted to trading or if not listed or admitted to trading on any national securities exchange, on the Nasdaq National Market or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on Nasdaq National Market but if such Person is a Foreign Company (as defined in Rule 3b-4(b) under the Exchange Act) and the principal securities exchange on which such shares are listed or admitted to trading is a Designated Offshore Securities Market (as defined in Rule 902(a) under the Securities Act), the average of the reported closing bid and asked prices regular way on such principal exchange, or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq National Market and such Person and principal securities exchange do not meet such requirements, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm is selected from time to time by the such Person for that purpose and is reasonably acceptable to the Trustee.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker, having a maturity comparable to the first redemption date of the notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the first redemption date of such notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with CCOC.

      “Comparable Treasury Price” means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time, on the third business day preceding such Redemption Date.

      “Consolidated Operating Cash Flow” of any Person means (a), with respect to any period, the Consolidated Net Income of such Person for such period, plus (b) the sum, without duplication (and only to the extent such amounts are deducted from net revenues in determining such Consolidated Net Income), of (i) the provisions for income taxes for such period for such Person and its consolidated Restricted Subsidiaries, (ii) depreciation, amortization and other non-cash charges of such Person and its consolidated Restricted Subsidiaries and (iii) Consolidated Interest Expense of such Person for such period, determined, in each case, on a consolidated basis for such Person and its consolidated Restricted Subsidiaries in accordance with GAAP, plus (c) any fees, expenses or charges related to any equity offering, Permitted Investment, acquisition or recapitalization or Indebtedness permitted to be incurred by the Indenture (in each case, whether or not successful), less (d) the amount of all cash payments made during such period by such Person and its Restricted Subsidiaries to the extent such payments relate to non-cash charges that were added back in determining Consolidated Operating Cash Flow for such period or for any prior period.

      “Consolidated Interest Expense” of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to the Capitalized Lease Obligations) of such Person and its consolidated Restricted Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, (iii) all commissions, discounts and other fees and charges owed with respect to bankers’ acceptances and letters of credit financings and currency and Interest Rate Protection Obligations and Currency Hedging Agreements and excluding the amortization of deferred financing fees, in each case to the extent attributable to such period and (b) the amount of cash dividends accrued or payable by such Person or any of its consolidated Restricted Subsidiaries in respect of preferred stock (other than by Restricted Subsidiaries of such Person to such Person or such Person’s Restricted Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by CCOC to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed to the extent not otherwise included and whether or not paid by such Person or Subsidiary. When the foregoing definition is used in connection with CCOC and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to CCOC and its Restricted Subsidiaries.

      “Consolidated Net Income” of any Person, for any period, means the net income (or loss) of such Person and its consolidated Restricted Subsidiaries for such period, determined (on a consolidated basis) in accordance with GAAP, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication) (i) all extraordinary gains or losses and all gains and losses from the sales or other dispositions of assets out of the ordinary course of business (net of taxes, fees and expenses relating to the transaction giving rise thereto) for such period, (ii) the net income, if positive, of any Person, that is not a Subsidiary, in which such Person or any of its Subsidiaries has an interest (other than a Minority Cellular Investment Interest), except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person, (iii) for purposes of the “— Certain Covenants — Limitation on Restricted Payments” covenant, the net income, if positive, of any Restricted

Subsidiary of such Person (other than a Co-Obligor or any Guarantor) to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or any agreement or instrument applicable to such Subsidiary except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person, (iv) any gain or loss, net of taxes, realized upon the termination of any employee benefit plan, (v) any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the Indenture, (vi) any net gain or loss arising from the acquisition of any securities or extinguishment of any Indebtedness of such Person, (vii) the cumulative effect of a change in accounting principles (viii) the amount of any nonrecurring charges or income of CCOC or any Restricted Subsidiary (including any one-time costs incurred in connection with acquisitions after the issue date of the Existing Notes) certified as non-recurring in an officer’s certificate and deducted or included in such period in computing Consolidated Net Income and (ix) any net income, if positive, resulting from the Co-Obligors’ Minority Cellular Investment Interests. When the foregoing definition is used in connection with CCOC and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to CCOC and its Restricted Subsidiaries.

      “Currency Hedging Agreements” means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

      “Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

      “Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the Board of Directors of CCOC who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

      “Disqualified Capital Stock” means, with respect to any Person, Capital Stock of such Person that, by its terms or by the terms of any security into which is convertible, exercisable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the Maturity Date of the notes; provided that (a) Capital Stock will not be deemed to be Disqualified Capital Stock if it may only be so redeemed or repurchased solely in consideration of Qualified Capital Stock of either Co-Obligor and (b) any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Capital Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “Limitation on Asset Sales and Sales of Subsidiary Stock” covenant and the “Repurchase of Notes at the Option of the Holder upon a Change of Control” covenant and such Capital Stock specifically provides that such Person will not repurchase or redeem any such Capital Stock pursuant to such provision prior to the Co-Obligors’ repurchase of such notes as are required to be repurchased pursuant to the “Limitation on Asset Sales and Sales of Subsidiary Stock” covenant and the “Repurchase of Notes at the Option of the Holder Upon a Change of Control” covenant.

      “Eligible Institution” means a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalent in foreign currency, whose debt is rated “A” or higher (or the equivalent rating or higher), according to Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)) respectively, at the time as of which any investment or rollover therein is made.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute and the rules and regulations promulgated by the SEC thereunder.

      “Excluded Cash Contributions” has the meaning given to such item in the “Limitation on Incurrence of Additional Indebtedness” covenant.

      “Excluded Contributions” means the net cash proceeds received by the Co-Obligors after the Issue Date from (a) contributions to its common equity capital and (b) the sale (other than to the Co-Obligors’ or to any of or their Subsidiaries’ management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Capital Stock) of the Co-Obligors, in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by an officer of the Co-Obligors, the cash proceeds of which are excluded from the calculation set forth in the first paragraph of the “— Limitation on Restricted Payments” covenant and which may not also be designated Excluded Cash Contributions.

      “Existing Notes” means our existing 10 3/4% Senior Subordinated Notes due 2008.

      “Foreign Restricted Subsidiary” means any Restricted Subsidiary of CCOC formed under the laws of any jurisdiction other than the United States or any political subdivision thereof substantially all of the assets of which are located outside of the United States or that conducts substantially all of its business outside of the United States.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (“FASB”) or if FASB ceases to exist, any successor thereto; provided, however, that for purposes of determining compliance with covenants in the Indenture other than those relating to financial statement delivery, “GAAP” means such generally accepted accounting principles as in effect as of the Issue Date.

      “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which have a remaining weighted average life to maturity of not more than one year from the date of Investment therein.

      “Guarantee” means the guarantee by a Guarantor of the Obligations of CCOC under the Indenture.

      “Guarantor” means (a) Centennial Puerto Rico and (b) any other Restricted Subsidiary of CCOC which becomes a guarantor of CCOC’s Obligations under the notes and the Indenture after the Issue Date.

      “Holder” means a Person in whose name a note is registered. The Holder of a note is treated as the owner of such note for all purposes.

      “Indebtedness” of any Person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date, or to financial institutions, which obligations are not being contested in good faith and for which appropriate reserves have been established) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; (b) all obligations of such Person under Interest Rate Protection Obligations or Currency Hedging Agreements; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such Person and all obligations to purchase, redeem or acquire any Capital Stock; (d) all Disqualified Capital Stock of such Person and all Preferred Stock of such Person’s Restricted Subsidiaries valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and (e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c), (d) or this clause (e), whether or not between or among the same parties; provided that the outstanding principal amount at any date of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such date. For purposes of this prospectus, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

      “Interest Rate Protection Obligations” means, with respect to any Person, the Obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates. For purposes of the Indenture, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such Person.

      “Investment” by any Person in any other Person means (without duplication) (a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such other Person or any agreement to make any such acquisition; (b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension; (c) the entering into by such Person of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person; (d) the making of any capital contribution by such Person to such other Person; and (e) the designation by the Board of Directors of CCOC of any Person to be an Unrestricted Subsidiary. For purposes of the “Limitation on Restricted Payments” covenant, (i) “Investment” shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be equal to the fair market value of such Investment plus the fair market value of all additional Investments by CCOC or any of its Restricted Subsidiaries at the time any such Investment is made; provided that, for purposes of this sentence, the fair market value of net assets shall be as determined in the reasonable judgment of the Board of Directors of CCOC.

      “Investment Equity” has the meaning given to such term in the definition of “Permitted Investment.”

      “Issue Date” means the time and date of the first issuance of the original notes under the Indenture.

      “Lien” means any mortgage or deed of trust, lien, pledge, charge, privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law with respect to property of any kind (including any conditional sale, capital lease or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.

      “Marketable U.S. Securities” means: (i) Government Securities; (ii) any time deposit account, money market deposit and certificate of deposit maturing not more than 270 days after the date of acquisition issued by, or time deposit of, an Eligible Institution; (iii) commercial paper maturing not more than 270 days after the date of acquisition issued by a corporation (other than an Affiliate of CCOC) with a rating, at the time as of which any investment therein is made, of “P-1” or higher according to Moody’s Investors Service, Inc., “A-1” or higher according to Standard & Poor’s Ratings Services (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)); (iv) any banker’s acceptances or money market deposit accounts issued or offered by an Eligible Institution; (v) repurchase obligations with a term of not more than 7 days for Government Securities entered into with an Eligible Institution; and (vi) any fund investing exclusively in investments of the types described in clauses (i) through (v) above.

      “Maturity Date” means, when used with respect to any note, the date specified on such note as the fixed date on which the final installments of principal of such note is due and payable (in the absence of any acceleration thereof pursuant to the provisions of the Indenture regarding acceleration of Indebtedness or any Change of Control Offer or Asset Sale Offer).

      “Mezzanine Financing” means the $180 million in aggregate initial principal amount of Senior Subordinated Notes due 2009 issued by Centennial to WCAS Capital Partners III, L.P. dated January 7, 1999 and such interest as may have been added to principal, or such additional senior subordinated notes as may have been issued in lieu of payment of interest, in either case in accordance with the terms thereof.

      “Minority Cellular Investment Interests” means limited partnership or other equity interests held directly or indirectly by the Centennial in cellular telephony providers which are not Subsidiaries of or otherwise controlled (directly or indirectly) by Centennial in existence on the issue date of the Existing Notes.

      “Net Cash Proceeds” means the aggregate amount of cash and Cash Equivalents received by CCOC and its Restricted Subsidiaries in respect of an Asset Sale (including upon the conversion to cash and Cash Equivalents of (A) any note or installment receivable at any time, or (B) any other property as and when any cash and Cash Equivalents are received in respect of any property received in an Asset Sale but only to the extent such cash and Cash Equivalents are received within one year after such Asset Sale), less the sum of (i) all out-of-pocket fees, commissions and other expenses incurred in connection with such Asset Sale, including the amount (estimated in good faith by the Board of Directors of CCOC) of income, franchise, sales and other applicable taxes required to be paid by CCOC or any Restricted Subsidiary of CCOC in connection with such Asset Sale and (ii) the aggregate amount of cash so received which is used to retire any existing Indebtedness of the Co-Obligors that is Pari Passu Indebtedness or any Priority Indebtedness, as the case may be, which is required to be repaid in connection with such Asset Sale or is secured by a Lien on the property or assets of CCOC or any of its Restricted Subsidiaries, as the case may be.

      “Net Proceeds” means the aggregate net proceeds (including the fair market value of non-cash proceeds constituting equipment or other assets of a type generally used in a Related Business, an amount reasonably determined by the Board of Directors of CCOC for amounts under $10,000,000 and by a financial advisor or appraiser of national reputation for equal or greater amounts) received by a Person from the sale of Qualified Capital Stock (other than to a Subsidiary of such Person) after payment of out-of-pocket expenses, commissions and discounts incurred and net of taxes paid or payable in connection therewith.

      “Obligation” means any principal, premium, interest (including interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against a Person in a bankruptcy case under federal bankruptcy law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable pursuant to the terms of the documentation governing any Indebtedness.

      “Pari Passu Indebtedness” means (a) with respect to CCOC, any Indebtedness of CCOC that is pari passu in right of payment to the notes, and (b) with respect to any Guarantor, Indebtedness which ranks pari passu in right of payment to the Guarantee of such Guarantor.

      “Permitted Holders” means Welsh Carson and Blackstone.

      “Permitted Investment” means (i) Investments in Cash Equivalents; (ii) Investments in CCOC or a Restricted Subsidiary; (iii) Investments in a Person substantially all of whose assets are of a type generally used in a Related Business (an “Acquired Person”) if, as a result of such Investments, (A) the Acquired Person immediately thereupon becomes a Restricted Subsidiary or (B) the Acquired Person immediately thereupon either (1) is merged or consolidated with or into CCOC or any of its Restricted Subsidiaries and the surviving Person is CCOC or a Restricted Subsidiary or (2) transfers or conveys all or substantially all of its assets to, or is liquidated into, CCOC or any of its Restricted Subsidiaries; (iv) Investments in accounts and notes receivable acquired in the ordinary course of business; (v) any securities received in connection with an Asset Sale and any Investment with the Net Cash Proceeds from any Asset Sale in Capital Stock of a Person, all or substantially all of whose assets are of a type used in a Related Business, that complies with the “Limitation on Asset Sales and Sales of Subsidiary Stock” covenant; (vi) any guarantee issued by a Restricted Subsidiary incurred in compliance with the Indenture; (vii) advances and prepayments for asset purchases in the ordinary course of business in a Related Business of CCOC or a Restricted Subsidiary; (viii) customary loans or advances made in the ordinary course of business to officers, directors or employees of CCOC or any of its Restricted Subsidiaries for travel, entertainment, and moving and other relocation expenses; (ix) advances to employees not in excess of $1 million outstanding at any one time, in the aggregate; (x) any Investment acquired by CCOC or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by CCOC or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of CCOC of such other Investment or accounts receivable or (b) as a result of a foreclosure by CCOC or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (xi) Interest Rate Protection Obligations or Currency Hedging Agreements permitted under clauses (ix) or (x) of the “Limitation on Incurrence of Additional Indebtedness” covenant; (xii) Investments the payment for which consists of Qualified Capital Stock of CCOC (“Investment Equity”); provided, however, that the issuance of such Qualified Capital Stock equity interests will not increase the amount available for Restricted Payments under the “— Certain Covenants — Limitation on Restricted Payments” covenant; (xiii) Investments in Permitted Joint Ventures which in the aggregate at any one time outstanding do not exceed $10 million; (xiv) any Investment in a Related Business (including in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (xiv) that are at that time outstanding, which does not exceed the greater of (x) $20 million or (y) 4% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and (xv) Investments existing on the Issue Date.

      “Permitted Joint Venture” means, as applied to any Person, any other Person engaged in a Related Business (a) over which such Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person or (b) of which more than 40% of the outstanding Voting Stock (other than directors’ qualifying shares) of such other Person in the case of a corporation, or more than 40% of the outstanding ownership interests of such other Person, in the case of an entity other than a corporation, is at the time owned directly or indirectly by such Person.

      “Permitted Liens” means:

(1) Liens securing (a) Priority Indebtedness (including related Obligations) that is permitted to be incurred by the first sentence of the “Limitation on Priority Indebtedness and Pari Passu Indebtedness” covenant, or (b) Indebtedness (including related Obligations) that is permitted to be incurred by clause (i) or (xi) of the third paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant;

(2) Liens in favor of CCOC or any Restricted Subsidiary;

(3) Liens on property (i) existing at the time of acquisition thereof or (ii) of a Person existing at the time such Person is merged into or consolidated with CCOC or any Restricted Subsidiary of CCOC; provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those acquired or to those of the Person merged into or consolidated with CCOC or a Restricted Subsidiary, as the case may be;

(4) Liens that secure Debt of a Person existing at the time such Person becomes a Restricted Subsidiary of CCOC, provided that such Liens do not extend to any assets other than those of the Person that became a Restricted Subsidiary of CCOC;

(5) banker’s Liens, right of setoff and Liens to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases, licenses, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the third paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant, covering only the assets purchased, acquired or leased, any additions and accessions thereto and any proceeds therefrom;

(7) Liens existing on the Issue Date;

(8) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business, in each case, that are not yet due or delinquent or that are bonded, as the case may be, or that are being contested in good faith and by appropriate proceedings provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Indebtedness in respect of commercial letters of credit;

(10) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(11) Liens securing Interest Rate Protection Obligations and Currency Hedging Agreements permitted to be incurred by clause (ix) or (x) of the third paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant;

(12) without limitation of clause (1) above, Liens securing Refinancing Indebtedness permitted to be incurred by clauses (iv), (vii) or (xii) of the third paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant or amendments or renewals of Liens that were permitted to be incurred pursuant to clause (1), (3), (4), (6), (7), (9) or (11) above; provided, in each case, that such Liens do not extend to an additional property or asset of CCOC or a Restricted Subsidiary;

(13) any provision for the retention of title to an asset by the vendor or transferor of such asset which asset is acquired by CCOC or any Restricted Subsidiary in a transaction entered into in the ordinary course of business of CCOC or such Restricted Subsidiary;

(14) Liens securing guarantees of any Indebtedness permitted to be secured by the Indenture; and

(15) Liens incurred in the ordinary course of business of CCOC or any Restricted Subsidiary of CCOC with respect to obligations that do not exceed $10.0 million at any one time outstanding and that (A) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (B) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by CCOC or such Restricted Subsidiary.

      “Person” means any corporation, individual, joint stock company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust municipality or other entity.

      “Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or preference stock whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

      “Priority and Pari Passu Debt to Operating Cash Flow Ratio” means on any date (referred to in this definition as the “Transaction Date”) the ratio of (i) the sum of Pari Passu Indebtedness of each of CCOC and any Guarantor and the Priority Indebtedness of CCOC and its Restricted Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of such Indebtedness) (and without duplication of any Indebtedness that may be the obligation of CCOC and its Restricted Subsidiaries and/or one or more of its Subsidiaries) divided by (ii) the aggregate amount of Annual Consolidated Operating Cash Flow of CCOC and its Restricted Subsidiaries (determined on a pro forma basis after giving effect to all Investments in and acquisitions or dispositions of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, made by CCOC and its Restricted Subsidiaries from the beginning of the Reference Period through the Transaction Date as if such Investment, acquisition or disposition had occurred at the beginning of such Reference Period); provided that, for purposes of such computation, in calculating Annual Consolidated Operating Cash Flow and Pari Passu Indebtedness and Priority Indebtedness, (a) the transaction giving rise to the need to calculate the Priority and Pari Passu Debt to Operating Cash Flow Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period; (b) the incurrence of any Pari Passu Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness or to acquire businesses) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period; (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period; and (d) all members of the consolidated group of CCOC and its Restricted Subsidiaries on the Transaction Date that were acquired during the Reference Period shall be deemed to be members of the consolidated group of CCOC and its Restricted Subsidiaries for the entire Reference Period. Any such pro forma calculation may include adjustments for the pro forma effect of (a) any cost savings accounted for on an annualized basis as a result of an acquisition by CCOC or a Restricted Subsidiary which, in the good faith judgment of CCOC (as determined by a resolution of the board of directors of CCOC), will be eliminated or realized within one year after the date of such transaction (provided that any such cost savings are calculated in accordance with Regulation S-X under the Securities Act (or any successor regulation)) or (b) any direct quantifiable savings from the conversion of roaming expense which CCOC will obtain within one year of the transaction in the good faith judgment of the Board of Directors of CCOC from the acquisition of a third party which prior to such acquisition had a contract with CCOC or any Restricted Subsidiary for roaming services.

      “Priority Indebtedness” means Indebtedness of (i) CCOC or any Guarantor that is secured by any Lien on assets of CCOC or any Guarantor or (ii) any Restricted Subsidiary other than a Guarantor.

      “Public Equity Offering” means an underwritten offer and sale of common stock (which is Qualified Capital Stock) of either of the Co-Obligors with aggregate proceeds of at least $50 million pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 (or any successor form covering substantially the same transactions), S-4 (or any successor form covering substantially the same transactions), or otherwise relating to equity securities issuable under any employee benefit plan of such corporate entity).

      “Purchase Money Indebtedness” means any Indebtedness of CCOC or its Restricted Subsidiaries which is secured by a Lien on assets related to the business of CCOC or its Restricted Subsidiaries and any additions and accessions thereto, which are purchased by CCOC or its Restricted Subsidiaries at any time after the notes are issued, provided that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively, a “Purchase Money Security Agreement”) shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchase without further recourse to either CCOC or any of its Restricted Subsidiaries or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to CCOC or its Restricted Subsidiaries of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

      “Qualified Capital Stock” means any Capital Stock of a Person that is not Disqualified Capital Stock.

      “Recapitalization Documents” means the merger agreement, dated as of July 2, 1998 between CCOC and CCW Acquisition Corp., as amended; the Senior Credit Facility; the indenture relating to the Existing Notes, dated as of December 14, 1998, among CCOC, Centennial and The Chase Manhattan Bank, as trustee, the documents governing the Mezzanine Financing; and the ancillary documents related thereto.

      “Reference Period” with regard to any Person means the last four full fiscal quarters of such Person for which financial information (which CCOC shall use its best effort to compile in a timely manner) in respect thereof is available ended on or immediately preceding any date upon which any determination is to be made pursuant to the terms of the notes or the Indenture.

      “Reference Treasury Dealer” means each of Credit Suisse First Boston LLC and three other primary U.S. Government securities dealers in The City of New York to be selected by CCOC, and their respective successors.

      “Refinancing Indebtedness” means any Indebtedness of CCOC or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of CCOC or such Restricted Subsidiary (other than intercompany Indebtedness), provided that: (i) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premium and reasonable expenses incurred in connection therewith); (ii) such Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life equal to or greater than the Weighted Average Life of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by CCOC or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Related Business” means any business related to, or complementary to, the ownership, development, operation or acquisition of communications systems as determined by the Board of Directors of CCOC.

      “Related Person” means, with respect to any Person, (i) any Affiliate of such Person or any spouse, immediate family member, or other relative who has the same principal residence of any Affiliate of such Person and (ii) any trust in which any Person described in clause (i) above, has a beneficial interest.

      “Restricted Payment” means, with respect to any Person, (i) any dividend or other distribution on shares of Capital Stock of such Person or any Restricted Subsidiary of such Person, (ii) any payment on account of the purchase, redemption or other acquisition or retirement for value in whole or in part, of any shares of Capital Stock of such Person, any entity which controls such Person or any Restricted Subsidiary of such Person, which Capital Stock is held by Persons other than such Person or any of its Restricted Subsidiaries, or options, warrants or other rights to acquire such Capital Stock, (iii) any defeasance, redemption, repurchase or other acquisition or retirement for value, in whole or in part, of any Indebtedness of such Person (other than the scheduled repayment thereof at maturity and any mandatory redemption or mandatory repurchase thereof pursuant to the terms thereof) by such Person or a Subsidiary of such Person that is subordinate in right of payment to the notes (other than in exchange for Refinancing Indebtedness permitted to be Incurred under the Indenture and except for any such defeasance, redemption, repurchase, other acquisition or payment in respect of Indebtedness held by any Restricted Subsidiary) and (iv) any Investment (other than a Permitted Investment); provided, however, that the term “Restricted Payment” does not include (i) any dividend, distribution or other payment on shares of Capital Stock of CCOC or any Restricted Subsidiary solely in shares of Qualified Capital Stock or in options, warrants or other rights to acquire such Qualified Capital Stock), (ii) any dividend, distribution or other payment to CCOC, or any dividend to any of its Restricted Subsidiaries, by any of its Subsidiaries, (iii) any dividend, distribution or other payment by any Restricted Subsidiary on shares of its Capital Stock that is paid pro rata to all holders of such Capital Stock and (iv) the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of any Restricted Subsidiary held by Persons other than CCOC or any of its Restricted Subsidiaries.

      “Restricted Subsidiary” means any Subsidiary of CCOC that has not been designated by the Board of Directors of CCOC by board resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “Certain Covenants — Limitation on Unrestricted Subsidiaries.”

      “SEC” means the Securities and Exchange Commission.

      “Securities Act” means the Securities Act of 1933, as amended, or any successor statute and the rules and regulations promulgated by the SEC thereunder.

      “Senior Credit Facility” means that certain Credit Agreement dated as of January 7, 1999 and amended and restated as of February 29, 2000 entered into among CCOC and Centennial Puerto Rico as borrowers, the guarantors named therein, The Chase Manhattan Bank and certain other financial institutions party thereto, as such agreement, may be, in one or more agreements, indentures, notes or arrangements, amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified, in whole or in part, from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing, including those that increase the amount available thereunder in accordance with the terms of the Indenture).

      “Significant Restricted Subsidiary” means one or more Restricted Subsidiaries having an aggregate net book value of assets in excess of 5% of the net book value of the assets of CCOC and its Restricted Subsidiaries on a consolidated basis.

      “Stated Maturity” means the date fixed for the payment of any principal or premium pursuant to the Indenture and the notes, including the Maturity Date, upon redemption, acceleration, Asset Sale Offer, Change of Control Offer or otherwise.

      “Strategic Equity Investor” means any Person which is (or a controlled Affiliate of any Person which is) engaged in the ownership, development, operation or acquisition of communications systems and which, as of the last available annual or quarterly financial statements, has Total Common Equity of at least $1.0 billion.

      “Strategic Equity Offering” means an offer or sale of Common Stock or Preferred Stock (other than Disqualified Capital Stock) of either Co-Obligor, with aggregate proceeds of at least $50.0 million to a Strategic Equity Investor other than in connection with or after the occurrence of a Change of Control.

      “Subordinated Indebtedness” means Indebtedness of either Co-Obligor or any Guarantor subordinated in right of payment to the notes or a Guarantee, as the case may be.

      “Subsidiary” with respect to any Person, means (i) a corporation at least 50% of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, or (ii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner of such partnership, or (iii) any Person in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has (x) at least a 50% ownership interest or (y) the power to elect or direct the election of the directors or other governing body of such Person.

      “Total Assets” means the total assets of CCOC and it Restricted Subsidiaries shown on the consolidated balance sheet of CCOC and its Restricted Subsidiaries prepared in accordance with GAAP as of the last day of the immediately preceding fiscal quarter for which financial statements are available.

      “Total Common Equity” of any Person means, as of any date of determination, the product of (i) the aggregate number of outstanding primary shares of Common Stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of Common Stock of such Person) and (ii) the average Closing Price of such Common Stock over the 20 consecutive Trading Days immediately preceding such day. If no such Closing Price exists with respect to shares of any such class, the value of such shares for purposes of clause (ii) of the preceding sentence shall be determined by the Board of Directors of CCOC in good faith and evidenced by a resolution of the Board of Directors of CCOC filed with the Trustee.

      “Trading Day” with respect to a securities exchange or automated quotation system, means a day on which such exchange or system is open for a full day of trading.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Unrestricted Subsidiary” means any Subsidiary of CCOC (other than Centennial or any Guarantor) designated as such pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Unrestricted Subsidiaries.”

      “Voting Stock” means, with respect to a Person, Capital Stock of such Person having generally the right to vote in the election of a majority of the directors of such Person or having generally the right to vote with respect to the organizational matters of such Person.

      “Weighted Average Life” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

      “Welsh Carson” means Welsh, Carson, Anderson & Stowe VIII, L.P. and affiliates of the foregoing that are directly or indirectly controlling or controlled by Welsh, Carson, Anderson & Stowe VIII, L.P. or under direct or indirect common control with Welsh, Carson, Anderson & Stowe VIII, L.P.

Book-Entry Delivery and Form

      Notes are issued only in fully registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof. Notes are not issued in bearer form. Notes sold in the offering are issued only against payment in immediately available funds.

Book-Entry Notes

      The notes initially are represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes are deposited upon issuance with the Trustee as custodian for the DTC in New York, New York and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC, such indirect participants being Euroclear System, or Euroclear, and Clearstream Banking, S.A., or Clearstream, as described below.

      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. In addition, transfer of beneficial interests in the Global Notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchanges of Book-Entry Notes for Certificated Notes.”

      Initially, the Trustee acts as Paying Agent and Registrar. The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

Exchanges of Book-Entry Notes for Certificated Notes

      A beneficial interest in a Global Note may not be exchanged for a note in certificated form unless (i) DTC (x) notifies the Co-Obligors that it is unwilling or unable to continue as Depositary for the Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, and in either case the Co-Obligors thereupon fails to appoint a successor Depositary, (ii) the Co-Obligors, at its option, notifies the Trustee in writing that it elects to cause the issuance of the notes in certificated form, or (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the notes. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Any such exchange will be effected through the DTC Deposit/ Withdraw at Custodian system and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant Global Note.

Certain Book-Entry Procedures for Global Notes

      The descriptions of the operations and procedures of DTC, Euroclear and Clearstream that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Co-Obligors take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

      DTC has advised the Co-Obligors as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities, transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has advised the Co-Obligors that its current practice, upon the issuance of Global Notes, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interest in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interest of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

      As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the notes represented by such Global Note for all purposes under the Indenture and the notes. Except in the limited circumstances described above under “— Exchanges of Book-Entry Notes for Certificated Notes,” owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, and will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or Holders of the Global Note (or any notes represented thereby) under the Indenture or the notes.

      Investors may hold their interests in the Global Note directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, are subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of such system.

      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Payments of the principal, of, premium, if any, and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither the Co-Obligors, any Guarantor, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Co-Obligors expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest in respect of a Global Note representing any notes held by it or its nominee, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such notes as shown on the records of DTC or its nominee. The Co-Obligors also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants. None of the Co-Obligors, any Guarantor or the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Co-Obligors and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

      Except for trades involving only Euroclear and Clearstream participants, interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer and exchange restrictions applicable to the notes described elsewhere in this prospectus, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interest in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures or same-day funds settlement applicable to DTC, Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

      DTC has advised the Co-Obligors that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose accounts with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for notes in certificated form and to distribute such notes to its participants.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfer of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Co-Obligors, any Guarantor, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of, beneficial ownership interests in Global Notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes the material U.S. federal tax consequences of the exchange of outstanding notes for new notes and of the beneficial ownership and disposition of new notes.

      This summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus, and all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described in this prospectus. This summary addresses only the U.S. federal income tax consequences to investors that own the outstanding notes and will own the new notes as capital assets (i.e., generally, as investment assets) and not as part of a hedge, straddle, conversion, constructive sale or other risk reduction transaction for U.S. federal income tax purposes. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, expatriates or persons whose functional currency for tax purposes is not the U.S. dollar). We will not seek a ruling from the Internal Revenue Service, referred to in this section as the IRS, with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term “holder” in this section, we are referring to a beneficial owner of the new notes and not necessarily the record holder.

      Persons considering the purchase of the new notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of the new notes arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences to U.S. Holders

      The following is a general discussion of the material U.S. federal income tax consequences of the exchange of outstanding notes for new notes and of the beneficial ownership and disposition of the new notes by a holder that is a United States person, referred to in this section as a U.S. Holder. For purposes of this discussion, a United States person is a beneficial owner of new notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other business entity treated as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof or therein (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or it is a validly electing trust that was in existence on August 20, 1996, and was treated as a domestic trust on August 19, 1996.

      If an entity treated as a partnership for U.S. federal income tax purposes holds the new notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership purchasing the new notes should consult with its own tax advisor about the U.S. federal income tax consequences of purchasing, holding and disposing of the new notes.

The Exchange Offer

      The exchange of outstanding notes for new notes pursuant to this exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the outstanding notes. Rather, any new notes received by you will be treated as a continuation of your investment in the outstanding notes. As a result, there will be no U.S. federal income tax consequences to you resulting form the exchange offer, and you will have the same adjusted tax basis and holding period in the new notes as you had in the outstanding notes immediately prior to the exchange.

Treatment of Interest

      Stated interest paid on the new notes will be included in a U.S. Holder’s gross income as ordinary income at the time it is accrued or received (in accordance with the U.S. Holder’s method of tax accounting).

Market Discount

      If a U.S. Holder purchases a new note (or purchased an original note and exchanges it for a new note) for an amount that is less than the stated principal amount of the note, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than  1/4 of one percent (0.25%) of the stated principal amount multiplied by the remaining number of complete years to maturity from the date of the acquisition.

      A U.S. Holder holding a note with market discount generally will be required to treat any full or partial principal payment, or any gain upon the sale, exchange or retirement (including redemption or repurchase) of the note, as ordinary income to the extent of the accrued market discount on the note that such holder has not previously included in income. A U.S. Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry a note with market discount.

      In general, any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the holder elects to accrue the market discount under a constant yield method. A U.S. Holder may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield method), rather than on disposition of the note, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in gross income on an accrual basis, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. The holder’s tax basis in the notes will be increased by the amount of any market discount included in gross income under such an election.

Amortizable Bond Premium

      In general, if a U.S. Holder purchases a new note (or purchased an original note and exchanges it for a new note) for an amount in excess of the sum of all amounts payable on the note (other than stated interest payments), such excess will be considered to be “amortizable bond premium.” A U.S. Holder generally may elect to amortize the bond premium over the remaining term of the note on a constant yield method as an offset to interest. A special rule applies to determine the amount of amortizable bond premium on debt instruments (such as the notes) that may be redeemed prior to maturity at the issuer’s option. Under these rules, a U.S. Holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if the use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If a U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss such holder would otherwise recognize on disposition of the note.

      If a U.S. Holder elects to amortize bond premium, its tax basis in the note will be reduced by the amount of allowable amortization. The election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made, and is irrevocable without the consent of the IRS.

      The rules regarding market discount and amortizable bond premium are complex, and you should consult your own tax advisor regarding these rules.

Treatment of Disposition of the Notes

      Upon the sale, exchange, retirement or other taxable disposition of a new note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount received on such disposition (other than amounts representing accrued and unpaid interest, which amounts will be taxable as ordinary income to the extent not previously included in gross income) and the U.S. Holder’s adjusted tax basis in the new note. A U.S. Holder’s tax basis in a new note will be, in general, the cost of the new note to the U.S. Holder, increased by any market discount included in income and decreased by any amortizable bond premium. Subject to the market discount rules discussed above, gain or loss realized on the sale, exchange, retirement or other taxable disposition of a new note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the new note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder generally is subject to U.S. federal income tax at a preferential rate. The ability of a U.S. Holder to deduct a capital loss is subject to limitations under the Code.

U.S. Federal Tax Consequences to Non-U.S. Holders

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the exchange offer and of the beneficial ownership and disposition of new notes by a holder that is not a partnership or a United States person, referred to in this section as a Non-U.S. Holder. For purposes of this discussion, any interest income and any gain realized on the sale, exchange, redemption or retirement of a new note will be considered “U.S. trade or business income” if such interest income or gain is (i) effectively connected with the conduct of a trade or business in the United States or (ii) in the case of a treaty resident, attributable to a permanent establishment in the United States.

The Exchange Offer

      The exchange of outstanding notes for new notes pursuant to this exchange offer will not be a taxable sale or exchange for U.S.

Treatment of Interest

      A Non-U.S. Holder will not be subject to U.S. federal income (including withholding) tax in respect of interest income on a new note if each of the following requirements is satisfied:

•	The interest is not U.S. trade or business income (as defined above).

•	The Non-U.S. Holder provides to us or our paying agent a properly completed IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person. If a new note is held through a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy.

•	The Non-U.S. Holder does not actually or constructively own 10% or more of the voting power of our stock.

•	The Non-U.S. Holder is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is actually or constructively related to us.

      If all of these conditions are not met, a 30% U.S. withholding tax will apply to interest income on the new notes, unless either (i) an applicable income tax treaty reduces or eliminates such tax, and a Non-U.S. Holder claiming the benefit of that treaty provides to us or our paying agent a properly completed IRS Form W-8BEN (or substitute form) or (ii) the interest is U.S. trade or business income (as defined above) and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed IRS Form W-8ECI (or substitute form). In the case of the second exception, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the new notes on a net income basis in the same manner as a U.S. Holder, as described above. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income. Special procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. We urge Non-U.S. Holders to consult their own tax advisors for information on the impact of these withholding regulations.

Treatment of Disposition of the Notes

      Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, retirement or other disposition of a new note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or

•	the gain is U.S. trade or business income (as defined above).

      The exchange of original notes for new notes in the exchange offer described above under “Description of the Notes — Exchange Offer and Registration Rights” will not constitute a taxable event for Non-U.S. Holders.

Treatment of Notes for U.S. Federal Estate Tax Purposes

      A new note held, or treated as held, by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the Non-U.S. Holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments of interest on such new notes would not have been considered U.S. trade or business income (as defined above).

U.S. Information Reporting and Backup Withholding Requirements

      When required, we will report to the holders of the new notes and the IRS amounts paid on or with respect to the new notes and the amount of any tax withheld from such payments.

      Certain non-corporate U.S. Holders may be subject to backup withholding at a rate equal to the fourth lowest marginal rate of income tax applicable to unmarried individuals on payments made on or with respect to the new notes and on payment of the proceeds from the disposition of a new note. This rate currently is 28%. In general, backup withholding will apply to a U.S. Holder only if the U.S. Holder:

•	fails to furnish its Taxpayer Identification Number (“TIN”), which for an individual is his or her Social Security Number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed properly to report payments of interest and dividends; or

•	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

      A U.S. Holder will be eligible for exemption from backup withholding by providing a properly completed IRS Form W-9 (or substitute form) to us or our paying agent.

      A Non-U.S. Holder generally will not be subject to backup withholding or IRS information reporting if such holder provides to us or our paying agent a properly completed IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating among other things that the Non-U.S. Holder is not a United States person, provided that neither we nor our paying agent has actual knowledge or reason to know that the holder is a United States person or otherwise does not satisfy the requirements of an exemption. Certain information reporting requirements still may apply even if an exemption from backup withholding is established.

      The payment of the proceeds from the disposition of new notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of new notes to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States, referred to in this section as a United States related person. In the case of the payment of the proceeds from the disposition of the new notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the beneficial owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or otherwise does not satisfy the requirements of an exemption. Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of new notes).

      Backup withholding is not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting interest and withholding may be made available to the tax authorities in foreign countries under the provisions of a tax treaty or agreement.

      The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the purchase, beneficial ownership and disposition of the new notes, including the tax consequences under U.S. federal, state, local, and non-U.S. tax laws and the possible effects of changes in such tax laws.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. The registration rights agreement executed in connection with the offering of the original notes provides that we will not be required to amend or supplement this prospectus for a period exceeding 120 days after the last date we will accept original notes in exchange for new notes and that broker-dealers shall not be authorized by us to deliver this prospectus in connection with resales after that period of time has expired.

      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

NOTICE TO CANADIAN RESIDENTS

      Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Note holders resident in Canada are advised to seek legal advice prior to any resale of the notes.

LEGAL MATTERS

      The validity of the new notes will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

      The financial statements incorporated by reference and included in this prospectus and the related financial statement schedule incorporated by reference and included elsewhere in the registration statement, as of May 31, 2003 and 2002, and for each of the three years in the period ended May 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which report related to the financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, in fiscal 2003, the Company’s change in method of accounting for derivative instruments and hedging activities to conform to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, in fiscal 2002, and the Company’s change in method of accounting for revenue recognition to conform to U.S. SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, in fiscal 2001), which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      Centennial is subject to the informational reporting requirements of the Exchange Act, and accordingly we file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may read and copy these reports and other information at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the SEC by mail at prescribed rates. You should direct requests to the SEC’s Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s EDGAR system. The SEC maintains a website (http://www.sec.gov) that contains the reports, proxy statements and other information filed by us. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and the EDGAR system. Such documents are not incorporated by reference into this prospectus, except as indicated under the heading “Incorporation of Certain Documents by Reference.”

      Centennial’s common stock is listed on the Nasdaq National Market under the symbol “CYCL.” You may read reports and other information filed by Centennial with the Nasdaq National Market at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      These documents are available without charge to you by making a written request or by telephone to:

Centennial Communications Corp.

3349 Route 138
Building A
Wall, New Jersey 07719
Attention: Chief Financial Officer
(732) 556-2200

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended May 31, 2003, filed August 29, 2003; and

•	each of our two Current Reports on Form 8-K filed September 12, 2003.

Information furnished under Items 9 and 12 of Current Reports on Form 8-K is deemed not to be incorporated by reference herein.

      You may request a copy of these filings, if any, at no cost, by writing or telephoning us at the address and number found above under “Where You Can Find More Information.”

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Centennial Communications Corp.
Wall, New Jersey

          We have audited the accompanying consolidated balance sheets of Centennial Communications Corp. and subsidiaries (the “Company”) as of May 31, 2003 and 2002, and the related consolidated statements of operations, common stockholders’ deficit, and cash flows for each of the three years in the period ended May 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Centennial Communications Corp. and subsidiaries as of May 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” in fiscal 2003. Also, as discussed in Note 1 the Company changed its method of accounting for derivative instruments and hedging activities to conform to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” in fiscal 2002. Also, as discussed in Note 1, the Company changed its method of accounting for revenue recognition to conform to U.S. SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” in fiscal 2001.

/s/ DELOITTE & TOUCHE LLP

New York, New York

August 21, 2003

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands)

	May 31,

	2003	2002

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$69,692	$33,871
Accounts receivable, less allowance for doubtful accounts of $9,754 and $15,883, respectively	71,777	88,776
Inventory — phones and accessories, less allowance for obsolescence of $2,496 and $2,775, respectively	5,689	12,138
Prepaid expenses and other current assets	34,370	20,884

TOTAL CURRENT ASSETS	181,528	155,669
PROPERTY, PLANT AND EQUIPMENT, net	675,574	741,293
EQUITY INVESTMENTS IN WIRELESS SYSTEMS, net	2,568	2,443
DEBT ISSUANCE COSTS, less accumulated amortization of $33,943 and $26,858, respectively	39,442	43,554
U.S. WIRELESS LICENSES	371,766	326,711
CARIBBEAN WIRELESS LICENSES, less accumulated amortization of $11,266 and $10,266, respectively	71,492	72,492
CABLE FRANCHISE COSTS	52,139	193,021
GOODWILL	26,704	27,984
CUSTOMER LISTS	18,830	30,215
TRANSMISSION AND CONNECTING RIGHTS	928	1,015
CABLE FACILITY	4,450	4,690
OTHER ASSETS	1,427	8,422

TOTAL ASSETS	$1,446,848	$1,607,509

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Current portion of long-term debt	$89,401	$65,795
Accounts payable	18,789	30,504
Accrued expenses and other current liabilities	171,801	154,599
Payable to affiliates	125	125

TOTAL CURRENT LIABILITIES	280,116	251,023
LONG-TERM DEBT	1,669,659	1,742,722
DEFERRED FEDERAL INCOME TAXES	62,788	70,777
OTHER LIABILITIES	13,011	12,946
MINORITY INTEREST IN SUBSIDIARIES	360	976
COMMITMENTS AND CONTINGENCIES (see notes 7 and 12)	—	—
STOCKHOLDERS’ DEFICIT:
Preferred stock, par value $.01 per share, 10,000,000 authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value per share:
140,000,000 shares authorized; issued, 95,766,539 and 95,482,191 shares, respectively; and outstanding 95,696,036 and 95,411,688 shares, respectively	958	955
Additional paid-in capital	437,019	436,273
Accumulated deficit	(1,011,388)	(899,514)
Accumulated other comprehensive loss	(4,594)	(7,522)

	(578,005)	(469,808)
Less: Cost of 70,503 common shares in treasury	(1,077)	(1,077)
Deferred compensation	(4)	(50)

TOTAL STOCKHOLDERS’ DEFICIT	(579,086)	(470,935)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,446,848	$1,607,509

See notes to consolidated financial statements.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)

	Year Ended May 31,

	2003	2002	2001

REVENUE:
Service revenue	$718,273	$692,444	$616,614
Equipment sales	27,462	23,409	27,278

	745,735	715,853	643,892

COSTS AND EXPENSES:
Cost of equipment sold	71,676	57,696	48,913
Cost of services	155,509	163,462	131,058
Sales and marketing	92,942	104,381	94,364
General and administrative	134,918	137,718	114,449
Depreciation and amortization	139,303	158,947	114,644
Loss on impairment of assets	189,492	33,985	—
(Gain) loss on disposition of assets	(1,829)	525	(369,181)

	782,011	656,714	134,247

OPERATING (LOSS) INCOME	(36,276)	59,139	509,645

INCOME FROM EQUITY INVESTMENTS	192	564	8,033
INTEREST EXPENSE, NET	(144,272)	(150,338)	(156,579)
OTHER	(1,045)	96	68

(LOSS) INCOME BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST (LOSS) INCOME AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(181,401)	(90,539)	361,167
INCOME TAX BENEFIT (EXPENSE)	70,020	11,476	(185,692)

(LOSS) INCOME BEFORE MINORITY INTEREST (LOSS) INCOME AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(111,381)	(79,063)	175,475
MINORITY INTEREST (LOSS) INCOME	(493)	1,542	11,161

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(111,874)	(77,521)	186,636
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAXES OF ($2,271)	—	—	(3,719)

NET (LOSS) INCOME	$(111,874)	$(77,521)	$182,917

BASIC (LOSS) EARNINGS PER SHARE:
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$(1.17)	$(0.81)	$1.97

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$—	$—	$(0.04)

NET (LOSS) INCOME PER SHARE	$(1.17)	$(0.81)	$1.93

DILUTED (LOSS) EARNINGS PER SHARE:
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$(1.17)	$(0.81)	$1.93

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$—	$—	$(0.04)

NET (LOSS) INCOME PER SHARE	$(1.17)	$(0.81)	$1.89

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR:
BASIC	95,577	95,221	94,639

DILUTED	95,577	95,221	96,795

See notes to consolidated financial statements.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS’ DEFICIT

(Dollar amounts in thousands)

								Accumulated
	Common Stock		Common	Additional				Other
			Stock	Paid-In	Treasury	Deferred	Accumulated	Comprehensive
	Shares	Dollars	Issuable	Capital	Stock	Compensation	Deficit	Loss	Total

Balance at June 1, 2000	94,413,714	$944	$2,355	$426,675	$(1,077)	$(317)	$(1,004,910)	$—	$(576,330)
Net income	—	—	—	—	—	—	182,917	—	182,917

Comprehensive income									182,917
Common stock issued in conjunction with acquisitions	120,000	1	(2,355)	2,354	—	—	—	—	—
Common stock issued in connection with incentive plans	397,136	4	—	2,292	—	—	—	—	2,296
Amortization of deferred compensation	—	—	—	—	—	133	—	—	133
Income tax benefit from stock options exercised	—	—	—	1,054	—	—	—	—	1,054

Balance at May 31, 2001	94,930,850	949	—	432,375	(1,077)	(184)	(821,993)	—	(389,930)
Net loss	—	—	—	—	—	—	(77,521)	—	(77,521)
Cumulative effect of accounting change	—	—	—	—	—	—	—	(4,499)	(4,499)
Other comprehensive loss	—	—	—	—	—	—	—	(3,023)	(3,023)

Comprehensive loss									(85,043)
Common stock issued in connection with incentive plans	385,306	4	—	1,670	—	—	—	—	1,674
Common stock issued in connection with employee stock purchase plan	166,035	2	—	1,896	—	—	—	—	1,898
Amortization of deferred compensation	—	—	—	—	—	134	—	—	134
Income tax benefit from stock options exercised	—	—	—	332	—	—	—	—	332

Balance at May 31, 2002	95,482,191	955	—	436,273	(1,077)	(50)	(899,514)	(7,522)	(470,935)
Net loss	—	—	—	—	—	—	(111,874)	—	(111,874)
Other comprehensive income	—	—	—	—	—	—	—	2,928	2,928

Comprehensive loss									(108,946)
Common stock issued in connection with incentive plans	84,608	1	—	263	—	—	—	—	264
Common stock issued in connection with employee stock purchase plan	199,740	2	—	483	—	—	—	—	485
Amortization of deferred compensation	—	—	—	—	—	46	—	—	46

Balance at May 31, 2003	95,766,539	$958	$—	$437,019	$(1,077)	$(4)	$(1,011,388)	$(4,594)	$(579,086)

See notes to consolidated financial statements.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended May 31,

	2003	2002	2001

OPERATING ACTIVITIES:
Net (loss) income	$(111,874)	$(77,521)	$182,917

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	139,303	158,947	114,644
Non cash, paid-in kind interest	25,892	1,148	—
Minority interest loss (income)	493	(1,542)	(11,161)
Deferred income taxes	(79,505)	1,405	32,758
Income from equity investments	(192)	(564)	(8,033)
Loss on impairment of assets	189,492	33,985	—
(Gain) loss on disposition of assets	(1,829)	525	(369,181)
Cumulative effect of change in accounting principle	—	—	3,719
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable — decrease (increase)	17,390	(16,139)	(10,662)
Prepaid expenses and other current assets — (increase) decrease	(6,412)	4,070	(15,314)
Accounts payable, accrued expenses and other current liabilities — increase (decrease)	28,118	(8,832)	35,207
Deferred revenue and customer deposits — (decrease) increase	(1,488)	10,793	15,405
Other	(3,385)	8,945	6,857

Total adjustments	307,877	192,741	(205,761)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	196,003	115,220	(22,844)

INVESTING ACTIVITIES:
Proceeds from disposition of assets, net of cash expenses	25,199	217	489,727
Capital expenditures	(133,109)	(214,679)	(224,978)
Acquisitions, net of cash acquired	—	(1,323)	(344,169)
Deposits on long-term assets	—	—	(30,000)
Payments, net, for assets held under capital leases	(105)	(9,100)	—
Proceeds from maturity of restricted securities	—	—	19,888
Purchase of short-term investments	—	—	(250,519)
Proceeds from sale of short-term investments	—	—	252,626
Distributions received from equity investments	67	43	16,423
Capital contributed to equity investments	—	—	(821)

NET CASH USED IN INVESTING ACTIVITIES	(107,948)	(224,842)	(71,823)

FINANCING ACTIVITIES:
Proceeds from the issuance of long-term debt	36,398	203,251	403,765
Repayment of debt	(86,163)	(89,362)	(298,713)
Debt issuance costs paid	(2,954)	(4,576)	(2,220)
Proceeds from the exercise of stock options	—	1,587	2,301
Proceeds from issuance of common stock under employee stock purchase plan	485	1,898	—
Capital contributed from minority interests in subsidiaries	—	7,350	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(52,234)	120,148	105,133

NET INCREASE IN CASH AND CASH EQUIVALENTS	35,821	10,526	10,466
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	33,871	23,345	12,879

CASH AND CASH EQUIVALENTS, END OF YEAR	$69,692	$33,871	$23,345

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid during the year for:
Interest	$111,668	$134,167	$148,239

Income taxes	$14,682	$5,462	$135,874

NON-CASH TRANSACTION:
Fixed assets acquired under capital leases	$14,924	$—	$—

See notes to consolidated financial statements.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended May 31, 2003, 2002 and 2001
(Dollar amounts in thousands, except per share amounts)

Note 1. Description of Business and Summary of Significant Accounting Principles

Description of Business:

      Centennial Communications Corp. (together with its subsidiaries and partnership interests, the “Company”) provides wireless communications and broadband services (wireline and cable television) in the Caribbean and wireless communications in the United States. On January 7, 1999, CCW Acquisition Corp., a Delaware corporation organized at the direction of Welsh, Carson, Anderson & Stowe VIII, L.P. (“WCAS VIII”), merged with and into the Company (the “Merger”). The Company continued as the surviving corporation in the Merger. The Merger was accounted for as a recapitalization in which the historical basis of the Company’s assets and liabilities were not affected and no new goodwill related to the Merger was created.

      At May 31, 2003, the Company owned and operated wireless licenses in Puerto Rico, the Dominican Republic and the U.S. Virgin Islands and provided voice, data, video and Internet services on broadband networks in the Caribbean region. The Company also owns and operates wireless telephone systems in the United States pursuant to 30 wireless licenses.

Principles of Consolidation:

      The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries and partnership interests from their respective incorporation or acquisition dates. All material intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents:

      The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents, which are stated at cost and approximate fair value, consist principally of overnight deposits and commercial paper.

Allowance for Doubtful Accounts:

      The Company maintains an allowance for doubtful accounts for estimated losses, which result from its customers not making required payments. The Company bases its allowance on the likelihood of recoverability of its subscriber accounts receivable based on past experience and by reviewing current collection trends that are expected to continue. If economic or industry trends worsen beyond the Company’s estimates, it would increase its allowance for doubtful accounts by recording additional expense.

Inventory:

      Inventory consists primarily of phones and accessories. Inventory is stated at the lower of cost or market, determined on a specific identification basis.

Property, Plant and Equipment:

      Property, plant and equipment is stated at original cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Transmission and distribution systems and related equipment	7-30 years
Miscellaneous equipment and furniture and fixtures	5-20 years
Personal Communications Service (“PCS”) phones	18 months

      During the year ended May 31, 2003, the Company’s reassessment of the useful lives of telecommunications towers resulted in a decision to change the useful lives from 10 years to 30 years. A change in accounting estimate was recognized to reflect this decision, resulting in a decrease in depreciation expense of $3,017.

      During the years ended May 31, 2003 and 2002, the Company capitalized interest costs of $216 and $2,193, respectively related to the build out of its wireless operations in the Caribbean.

Equity Investments in Wireless Systems:

      The Company accounts for its investments in which it exercises significant influence, but which it does not control, using the equity method. Under the equity method, the Company records such investments at purchased cost at the date of acquisition and adjusts for distributions received from the partnerships, additional capital contributions and the Company’s share of the partnerships’ results of operations. The difference between the cost of such investments and the underlying book value is considered an indefinite-lived asset and is not amortized but rather is tested for impairment (see Note 2).

United States and Caribbean Wireless Licenses:

      U.S. wireless licenses consist of amounts allocated under purchase accounting from the purchase price of acquired assets are considered indefinite-lived assets and as such are not amortized but rather tested for impairment. Caribbean wireless licenses for the Dominican Republic are being amortized over a twenty year period using the straight-line method commencing with the date of operations. Caribbean wireless licenses for Puerto Rico are considered indefinite-lived assets and as such are not amortized but rather tested for impairment (see Note 2).

Goodwill and Other Intangible Assets:

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 changes the accounting for goodwill and intangibles with indefinite lives from an amortization method to an impairment-only approach. Goodwill and other intangible assets with indefinite lives will remain on the consolidated balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company adopted SFAS No. 142 effective June 1, 2002 (see Note 2).

      Cable franchise costs represent the excess of the purchase price over the estimated fair value of identifiable net assets acquired through the Company’s cable television acquisitions. Cable franchise license costs are considered indefinite-lived assets and as such are not amortized but rather tested for impairment (see Note 2).

Valuation of Long-Lived Assets:

      In October 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 replaces SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. This standard applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company adopted SFAS No. 144 on June 1, 2002.

      Long-lived assets such as property, plant and equipment, license costs and customer lists are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company in its valuation considers current market values of properties similar to its own, competition, prevailing economic conditions, government policy including taxation and the historical and current growth patterns of both the Company and the industry. The Company also considers the recoverability of the cost of its long-lived assets based on a comparison of estimated undiscounted future cash flows for the businesses with the carrying value of the long-lived assets (see Note 3).

     Derivative Financial Instruments:

      Financial derivatives are used as part of the overall risk management strategy. These instruments are used to manage risk related to changes in interest rates. The portfolio of derivative financial instruments consists of interest rate swap and collar agreements. Interest rate swap agreements are used to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to higher interest rates. Interest rate collar agreements are used to lock in a maximum rate if interest rates rise, but allow the Company to otherwise pay lower market rates, subject to a floor. Amounts paid or received under interest rate swap and collar agreements are accrued as interest rates change with the offset recorded in interest expense.

      On June 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). Under SFAS No. 133, the Company’s interest rate swaps and collar qualify for cash flow hedge accounting. The Company recorded a transition adjustment of $4,499, net of tax, in accumulated other comprehensive loss attributable to fair value adjustments of interest rate swap and collar agreements. In connection with the adoption of SFAS No. 133, the Company recorded a liability of $7,626, which is included in other liabilities in the consolidated balance sheet. This increase was the result of adjusting the carrying amounts of the Company’s derivatives to reflect their fair values on June 1, 2001.

      During the fiscal year ended May 31, 2002, the Company recorded an additional $3,023, net of tax, in accumulated other comprehensive loss attributable to fair value adjustments of interest rate swap and collar agreements. The Company increased its liabilities by $5,320 as a result of adjusting the carrying amounts of its derivatives to reflect their fair values at May 31, 2002.

      During the fiscal year ended May 31, 2003, the Company recorded a reduction of $2,928, net of tax, in other comprehensive loss attributable to fair value adjustments of interest rate swap and collar agreements. The Company decreased its liabilities by $5,030 as a result of adjusting the carrying amounts of its derivatives to reflect their fair values at May 31, 2003.

Revenue Recognition:

     Wireless revenue

      Wireless service revenue includes amounts earned for providing services to wireless customers. Services billed in advance are recognized as income when earned. The Company has multiple billing cycles, all of which span the Company’s quarter-ends. As a result of its billing cycle cut-off times, the Company is required to make estimates for service revenue earned but not yet billed at the end of each quarter. These estimates are based primarily on the actual results of the immediately preceding comparable billing cycle. Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each quarter. Revenue from activation fees is recognized over the expected customer service period, ranging from 26 to 48 months.

Revenue from other services is recognized when earned. Revenue from the sales of handsets and accessories is recognized in the period these products are sold to the customer.

          Broadband revenue

      Broadband service revenue includes amounts earned for providing services to broadband customers. Revenue from cable television installation fees is recognized to the extent of direct selling costs in the period the installation is provided to the customer. Revenue from prepaid long distance cards is recognized as the customer uses the minutes on the cards. Revenue from other services is recognized when earned. Revenue from equipment sales is recognized in the period these products are sold to the customer.

      In December 1999, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”). SAB No. 101 provides additional guidance on revenue recognition as well as criteria for when revenue is generally realized and earned. Effective June 1, 2000, the Company changed its method of accounting for certain activation fees charged to its customers to conform its revenue recognition policies to the requirements of SAB No. 101. With the change in accounting, the Company recognizes these fees as revenue over the expected customer service period (ranging from 26 to 48 months). Prior to implementing SAB No. 101, the Company recognized these fees in the period service was initiated. The cumulative effect of retroactively applying this change in accounting principle to periods prior to fiscal 2001 resulted in a one-time, non-cash charge of $3,719, net of taxes of $2,271, and is included in net income for the year ended May 31, 2001.

Depreciation and Amortization:

      Cost of equipment sold and cost of services exclude depreciation and amortization for all periods presented.

Income Taxes:

      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” which provides that deferred income taxes are determined by the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized. The effect of a change in the tax rate on deferred taxes is recognized in the period of enactment.

Earnings (Loss) per Share:

      Earnings (loss) per share is calculated using the weighted average number of shares of outstanding common stock during the period. Due to the net loss incurred for the years ended May 31, 2003 and 2002, all options outstanding during that period were anti-dilutive, thus basic and diluted shares were equal.

Foreign Currency Translation:

      The U.S. dollar is the functional currency of the Company’s worldwide operations. Gains and losses arising from translation of foreign currency financial statement balances into U.S. dollars are included in income. Gains and losses resulting from foreign currency transactions are also included in income.

Stock-Based Compensation:

      Stock-based compensation issued to employees and directors is valued using the intrinsic value method under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). Under this method, compensation expense is recorded on the date of grant only if the current price of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-

Based Compensation” (“SFAS No. 123”) established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply APB No. 25 and follow the disclosure only provisions of SFAS No. 123.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 serves as an amendment to SFAS No. 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim consolidated financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the annual financial statement reporting requirements for the fiscal year ended May 31, 2003. The Company will adopt the interim periods reporting disclosure requirements of SFAS No. 148 during the interim period ended August 31, 2003.

      For disclosure purposes, pro forma net (loss) income and (loss) earnings per share as if the Company had applied SFAS No. 123 are shown below:

	Fiscal Year Ended May 31,

	2003	2002	2001

Net (loss) income:
As reported	$(111,874)	$(77,521)	$182,917
Pro forma	$(117,973)	$(86,086)	$173,031
(Loss) income per share:
Basic: As reported	$(1.17)	$(0.81)	$1.93
Pro forma	$(1.23)	$(0.90)	$1.83
Diluted: As reported	$(1.17)	$(0.81)	$1.89
Pro forma	$(1.23)	$(0.90)	$1.79

      The fair value of options granted under the Company’s stock option plans during fiscal 2003, 2002 and 2001 was estimated on the dates of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used:

	Fiscal Year Ended May 31,

	2003	2002	2001

Expected volatility	128.4%	80.7%	71.3%
Risk-free interest rate	2.3%	4.1%	4.8%
Expected lives of option grants	4 years	4 years	4 years
Expected dividend yield	0.00%	0.00%	0.00%

Management Estimates:

      The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Examples of significant estimates include the allowance for doubtful accounts and the recoverability of intangible assets and other long-lived assets.

Reclassifications:

      Certain prior year information has been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements:

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company adopted SFAS No. 143 on June 1, 2003. The adoption of this statement did not have a material effect on its consolidated results of operations, consolidated financial position or consolidated cash flows.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Company adopted SFAS No. 145 on June 1, 2002. The adoption of this statement did not have a material effect on its consolidated results of operations, consolidated financial position or consolidated cash flows.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this statement did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 serves as an amendment and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is to be applied prospectively to all contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. However, the provisions of this statement that relate to “SFAS 133 Implementation Issues,” which have been effective for fiscal quarters beginning prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. The Company in the process of assessing the impact of adopting SFAS No. 149 on its consolidated results of operations, consolidated financial position or consolidated cash flows.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is in the process of assessing the impact of adopting SFAS No. 150 on its consolidated results of operations, consolidated financial position or consolidated cash flows.

      In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 expands the disclosures made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of the obligation assumed under certain guarantees. FIN No. 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN No. 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in a specified interest rate, security price, foreign exchange rate or other variable that is related to an asset, liability or equity security of the guaranteed party, or failure of another party to perform under an obligating agreement (performance guarantees). Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN No. 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, and a guarantee covering product performance, not product price. The disclosure requirements of FIN No. 45 are effective for the Company as of February 28, 2003, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002.

      In the ordinary course of its business, the Company enters into agreements with third parties that contain indemnification provisions. Under theses provisions, the Company generally indemnifies the other party for losses suffered or incurred as a result of the Company’s breach of these agreements. At times, these indemnification provisions survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is potentially unlimited. However, the Company has never incurred any material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal and considered to be immaterial to the consolidated financial statements.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). FIN No. 46 addresses whether certain types of entities, referred to as variable interest entities (“VIEs”), should be consolidated in a company’s financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns), or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns. FIN No. 46 is effective immediately for all VIE’s created after January 31, 2003 and for the first fiscal year or interim period beginning after June 15, 2003 for VIE’s in which an enterprise holds a VIE that it acquired before February 1, 2003. The Company has evaluated the impact of the adoption of FIN No. 46, and does not believe it will have a material impact on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

      In November 2002, the Emerging Issues Task Force of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). EITF No. 00-21 addresses how to account for arrangements that may involve multiple revenue-generating activities. The consensus guidance will be applicable to agreements entered into in quarters beginning June 15, 2003. The Company will adopt this new accounting effective September 1, 2003. The Company is in the process of assessing the effect of adopting EITF No. 00-21 on its consolidated results of operations, consolidated financial position and consolidated cash flows.

Note 2. Goodwill and Other Intangible Assets

      In July 2001, the FASB issued SFAS No. 142. SFAS No. 142 changes the accounting for goodwill and intangibles with indefinite lives from an amortization method to an impairment-only approach. Goodwill and other intangible assets with indefinite lives will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company adopted SFAS No. 142 effective June 1, 2002. The Company recorded no impairment upon adoption of SFAS No. 142.

      In conjunction with the adoption of SFAS No. 142, the Company reassessed the useful lives of previously recognized intangible assets. A significant portion of the Company’s intangible assets are licenses, including licenses associated with equity method investments, that provide the Company’s wireless operations with the exclusive right to utilize radio frequency spectrum designated on the license to provide wireless communication services. While wireless licenses are issued for only a fixed time, generally ten years, the U.S. wireless and Puerto Rico personal communications services (“PCS”) licenses are subject to renewal by the Federal Communications Commission (“FCC”). Historically, renewals of licenses through the FCC have occurred routinely and at nominal cost. Moreover, the Company has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of its U.S. wireless and Puerto Rico PCS licenses. The Company’s cable franchises in Puerto Rico are issued for either ten or twenty-year periods, and are subject to renewal by the TRB. The TRB’s process for granting cable franchise renewals is routine and renewals are more likely than not to be granted. Additionally, the Company has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of its Puerto Rico cable franchises. As a result, the U.S. wireless and Puerto Rico PCS licenses and the cable franchise costs will be treated as indefinite-lived intangible assets under the provisions of SFAS No. 142 and will not be amortized but rather will be tested for impairment. The Company will reevaluate the useful life determination for U.S. wireless and Puerto Rico PCS licenses and Puerto Rico cable franchise costs each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

      Previous wireless and cable business combinations have been for the purpose of acquiring existing licenses and related infrastructure to enable the Company to build out its existing networks. The primary assets acquired in such combinations have been wireless licenses and cable franchises. In the allocation of the purchase price of certain of these previous acquisitions, amounts classified as goodwill have related predominately to the deferred tax effects of the acquired U.S. wireless licenses and cable franchise costs. Except for these deferred tax effects, the excess of the purchase price over the other acquired net assets was accounted for as U.S. wireless licenses and cable franchises. The Company believes that the nature of its U.S. wireless licenses and related goodwill and its cable franchises and related goodwill are fundamentally indistinguishable. Prior to the adoption of SFAS 142, the Company amortized both U.S. wireless licenses and the related goodwill, and cable franchise costs and the related goodwill, over the same respective periods using the straight-line method.

      In conjunction with the adoption of SFAS No. 142, the Company reclassified approximately $67,583 of U.S. wireless goodwill to U.S. wireless licenses and approximately $37,965 of Caribbean broadband goodwill to cable franchise costs. Amounts for fiscal year 2002 have been reclassified to conform to the presentation adopted on June 1, 2002. In connection with these reclassifications, the Company recorded an additional deferred tax liability of $69,327 as of June 1, 2002, in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” The offsetting increase related to recognizing this deferred tax liability was recorded to U.S. wireless licenses and cable franchise costs, consistent with the approach of treating U.S. wireless licenses and cable franchise costs of $45,055 and $24,272, respectively, as the excess in the purchase price allocations for transactions in which the predominant assets acquired were U.S. wireless licenses and cable franchises. This reclassification, including the related impact of deferred taxes, had no effect on the Company’s consolidated results of operations.

      As a result of the adoption of SFAS No. 142, previously recognized goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to impairment tests. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recognized in an amount equal to the difference. The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit has been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets not subject to amortization is performed using a residual value approach. A residual value approach consists of measuring the fair value of each reporting unit’s indefinite lived assets by deducting the fair values of its net assets, including customer relationships, other than the indefinite lived assets, from the reporting units fair value, which was determined using a discounted cash flow analysis. The analysis is based on the Company’s long-term cash flow projections, discounted at its corporate weighted average cost of capital. If the carrying value of the indefinite lived intangible assets of each reporting unit exceed their respective fair value, an impairment loss is recognized in an amount equal to the excess.

      The following tables present the impact of SFAS No. 142 on reported net loss and loss per share had the standard been in effect for fiscal year ending May 31, 2002:

	Fiscal Year Ended May 31,

	2003	2002

Reported net loss	$(111,874)	$(77,521)
Goodwill amortization	—	3,697
U.S. wireless licenses amortization	—	6,930
Caribbean wireless licenses amortization — Puerto Rico	—	1,020
Franchise license costs amortization	—	7,569

Adjusted net loss	$(111,874)	$(58,305)

	Fiscal Year Ended
	May 31,

	2003	2002

Reported basic and diluted loss per share	$(1.17)	$(.81)
Goodwill amortization	—	.04
U.S. wireless licenses amortization	—	.07
Caribbean wireless licenses amortization — Puerto Rico	—	.01
Franchise license costs amortization	—	.08

Adjusted basic and diluted loss per share	$(1.17)	$(.61)

      The Company performed its annual goodwill and indefinite lived intangible asset impairment analysis during the third quarter of fiscal year 2003. Based on recent net subscriber losses and the estimated resulting loss of future revenue, and in accordance with SFAS No. 142, Centennial recorded a pretax impairment charge of $165,154 to the cable franchise costs asset in the Caribbean broadband business during the year ended May 31, 2003.

      The following table presents the intangible assets not subject to amortization and shows the impairment charge recorded in accordance with SFAS No. 142 during the year ended May 31, 2003:

	As of		Impairment	As of
	June 1,	Assets	loss	May 31,
	2002	Acquired	recognized	2003

U.S. wireless licenses(2)	$371,766	$—	$—	$371,766
Caribbean wireless licenses — Puerto Rico(1)	54,159	—	—	54,159
Cable franchise costs(2)	217,293	—	165,154	52,139

Total	$643,218	$—	$165,154	$478,064

(1)	Included in Caribbean wireless licenses on the consolidated balance sheet which also includes finite lived wireless assets for the Dominican Republic (see table below).

(2)	Includes SFAS No. 109 adjustments of $45,000 and $24,300.

Other Intangible Assets Subject to Amortization

      The following table presents other intangible assets subject to amortization:

		As of May 31, 2003		As of May 31, 2002

		Gross		Gross
	Useful	Carrying	Accumulated	Carrying	Accumulated
	Life	Amount	Amortization	Amount	Amortization

Caribbean wireless licenses — Dominican Republic	20 years	$20,000	$2,667	$20,000	$1,667
Customer lists	4-5 years	48,470	29,640	49,611	19,396
Transmission and connecting rights	25 years	2,192	1,264	2,192	1,177
Cable facility	25 years	6,000	1,550	6,000	1,310

Total		$76,662	$35,121	$77,803	$23,550

      Other intangible assets amortization expense was $12,012 for the year ended May 31, 2003. Based solely on the finite lived intangible assets existing at May 31, 2003, the amortization expense for the next five years is estimated to be $11,677 in 2004, $7,017 in 2005, $4,119 in 2006, $1,328 in 2007 and $1,328 in 2008.

Goodwill

      The goodwill balance in the Caribbean wireless segment was $22,517 at May 31, 2003 and 2002. The goodwill balance in the Caribbean broadband segment at May 31, 2003 and 2002 was $4,187 and $5,467, respectively.

Note 3. Long-Lived Assets

      During the third quarter of fiscal 2003, the Company performed an impairment evaluation of its long-lived assets in its Caribbean broadband businesses. This evaluation was made because during the period the Company determined that certain undersea cable will be underutilized. The tests were performed by comparing the aggregate estimated undiscounted future cash flows to the carrying amount of the long-lived assets. The undersea cable assets are a component of property, plant and equipment, net, in the consolidated balance sheet. As a result of this evaluation, the Company recorded a pretax impairment charge of $24,337 on these assets for the year ended May 31, 2003.

      During fiscal 2002, the Company recorded a pretax loss on impairment of assets of $33,985 related to a write-down of its Jamaica operations and certain non-Caribbean undersea fiber-optic cables. These write-downs were taken due to a decrease in the estimated future cash flows of these assets. Fair value was determined based on current market values of similar assets. The loss on impairment of assets included $24,349 and $9,636 related to assets included in the Caribbean wireless and Caribbean broadband segments, respectively. See Note 4 for a discussion of the sale of the Company’s Jamaican wireless operation and its Jamaican Internet service provider operation.

      The following table presents the undersea cable assets for which the Company recorded an impairment charge for the years ended May 31, 2003 and 2002.

Balance at June 1, 2001	$23,261
Net Additions	37,753
Depreciation	(807)
Impairment	(6,201)

Balance at May 31, 2002	54,006
Net Dispositions	(2,640)
Depreciation	(1,849)
Impairment	(24,337)

Balance at May 31, 2003	$25,180

Note 4. Acquisitions and Dispositions

      In August 2002, the Company entered into an agreement to sell its 60% interest in Infochannel Limited, a Jamaican Internet service provider, for $3,000. This transaction, which was initiated in fiscal 2002, closed in the third quarter of fiscal year 2003. The Company recorded a pretax gain of $306 on this transaction, which is included in (gain) loss on disposition of assets in the consolidated statement of operations. The Company acquired its 60% interest in Infochannel Limited, for $8,000 in cash. See Note 3 for a discussion on a loss on impairment of assets recorded during the year ended May 31, 2002 related to the Company’s Jamaican Internet Service provider operation.

      In August 2002, the Company sold its 51% interest in its Jamaica wireless operations, Centennial Digital Jamaica (“CDJ”), to Oceanic Digital Communications Inc., the 49% shareholder of Centennial Digital Jamaica. This transaction was initiated in fiscal 2002. The Company recorded a pretax gain of $2,626, which is included in gain on disposition of assets in the consolidated statement of operations. The Company reduced its net liabilities by $2,626, including consolidated long-term debt of approximately $45,100 (largely comprised of the vendor financing facility with Lucent Technologies, which was non-recourse to the Company) as a result of this transaction. See Note 3 for a discussion on a loss on impairment of assets recorded during the year ended May 31, 2002 related to CDJ.

      In May 2002, the Company announced an agreement with AAT Communications Corp. (“AAT”) to sell to AAT 186 telecommunications towers located throughout the Company’s U.S. wireless serving areas for a purchase price of $34,100 in cash, subject to adjustment. The agreement is subject to customary closing conditions and the tower sales are expected to close on a rolling basis during fiscal year 2003 and the beginning of fiscal year 2004. During the year ended May 31, 2003, the Company sold 144 telecommunications towers to AAT for $23,952. The Company expects that approximately 30 telecommunications towers covered by the agreement will not be sold to AAT. Under the terms of the agreement, the Company will leaseback space on the telecommunications towers from AAT. As a result of provisions in the master sale-leaseback agreement that provide for continuing involvement by the Company, the Company will account for the sale and lease-back of certain towers as a finance obligation for $12,571 in the consolidated balance sheet. The Company will maintain these telecommunications towers on the consolidated balance sheet and depreciate them with the finance obligation being repaid through monthly rent payments to AAT. For the sale and lease-back of towers determined to have no continuing involvement, sale-leaseback accounting has been followed. Accordingly, the Company has recognized a deferred gain on the sale of such telecommunications towers to AAT and will account for substantially all payments under the lease-backs as capital leases. As such, the deferred gain is being amortized in proportion to the amortization of the leased telecommunications towers. The remaining unamortized deferred gain totaled $5,723 at May 31, 2003.

      Subsequent to May 31, 2003, the Company sold an additional 14 telecommunications towers to AAT for proceeds of approximately $2,500. We do not expect to sell any additional towers to AAT under this agreement.

      In April 2001, the Company completed the acquisition of the Teleponce cable television company for approximately $108,000 in cash. The Teleponce cable systems serve areas in and around Ponce in the southwestern part of Puerto Rico.

      In November 2000, the Company sold its Southwest cluster for approximately $202,500 in cash. The Company recorded a pretax gain of approximately $183,000, which is included in gain on disposition of assets in the consolidated statement of operations.

      In September 2000, the Company completed the acquisition of the cable television assets of Pegasus Communications for $170,000 in cash. The cable systems serve Aguadilla, Mayaguez, San German and surrounding communities in the western part of Puerto Rico.

      In July 2000, the Company purchased the remaining 74.9% of the non-wireline (A-side) cellular license and wireless telephone system serving Lake Charles, Louisiana MSA No. 197 that it did not own. The purchase price was approximately $42,300 in cash.

      See Note 5 for a discussion of the equity investments the Company disposed of during the year ended May 31, 2001.

      The above noted acquisitions were accounted for by the purchase method and, accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair values at the date of acquisition. The accompanying consolidated financial statements include the accounts and results of operations of the acquired businesses from the dates of acquisition.

Other Acquisition:

      In December 2000, the Company acquired Com Tech International Corporation (“Com Tech”), an owner of undersea fiber-optic cable capacity, for approximately $16,900. Com Tech’s cable ownerships extend around the Caribbean on the ARCOS-1 cable network, from the U.S. to Europe on the TAT-14 cable network and from the U.S. to Japan on the Japan-U.S. cable network. See Note 3 for a discussion on a loss on impairment of assets recorded during the years ended May 31, 2003 and 2002 related to certain of the Company’s non-Caribbean undersea fiber-optic cables.

Other:

      In June 2001 the Company entered into definitive, multi-year agreements with Global Crossing Ltd. (“Global Crossing”) for the purchase and sale of fiber-optic undersea capacity connecting the Caribbean and the United States and other products and services in the Caribbean. In December 2001, March 2002 and April 2003, the Company and Global Crossing restructured these agreements and significantly reduced the commitments to each other. As of May 31, 2003, the Company paid $45,000 (of which $15,000 was paid in fiscal 2002 and $30,000 was paid in fiscal 2001) to Global Crossing and received $10,400 (of which $5,900 was received in fiscal 2002 and $4,500 was received in fiscal year 2001) from Global Crossing. Under the restructured agreements, the Company has paid Global Crossing a net amount of $34,600 ($45,000 less forfeitures by Global Crossing of $10,400) in exchange for (i) fiber-optic undersea capacity connecting Puerto Rico and the United States and other routes on the Global Crossing network, (ii) a $1,743 credit that will be applied towards the purchase of products and services on the Global Crossing network, including, without limitation, prepaid maintenance costs on the undersea capacity and (iii) a $1,220 credit that was previously applied for voice services. The $1,743 credit received by the Company from Global Crossing is included in prepaid expenses and other current assets, net in the consolidated balance sheet. The fiber-optic undersea capacity received by the Company from Global Crossing is included in property, plant and equipment, net in the consolidated balance sheet and is being amortized over its useful and contractual life of 15 years. The Company has not recognized any revenue from Global Crossing under this transaction.

      In November 2001, the Company increased its equity ownership interest in All America Cables and Radio, Inc. (“AACR”) to 80% from 70%. The 20% shareholder in AACR, Abraham Selman, had the right through November 2002 to contribute additional funds to AACR to purchase additional equity in AACR and restore his 30% equity interest. No additional funds were contributed and as such, the Company’s interest remained at 80%.

      During the fiscal year ended May 31, 2002, the Company determined that the minority partner’s share of losses in excess of the minority partner’s net investment would no longer be recorded against the minority interest in its Dominican Republic operations. Though the Company has received commitments from its minority partner in the Dominican Republic that he will make additional capital contributions, no contributions have been received since November 2002. Management believes, based upon market conditions and current events, that there is uncertainty as to whether additional capital contributions will occur. As such, the Company recorded a charge of $16,649 in the fourth quarter of the year ended May 31, 2002, which reduced the minority interest in its Dominican Republic operations to zero.

Note 5. Equity Investments in Wireless Systems

      The following represents Centennial’s ownership percentage of the wireless partnerships in which the Company’s investments are accounted for by the equity method as of May 31, 2003 and 2002:

	Ownership %

Wireless Partnership	2003	2002

Cal-One Cellular Limited Partnership	6.9%	6.9%
Pennsylvania RSA-6 (I) Limited Partnership	14.3%	14.3%

      In November 2000, the Company sold its interest in the Sacramento-Valley Limited Partnership for $236,000 in cash. The Company recorded a pretax gain of approximately $159,100, which is included in gain on disposition of assets in the consolidated statement of operations.

      In September 2000, the Company sold its 25.0% equity investment interest in the Modoc, California Partnership and its 14.3% equity investment interest in the Pennsylvania RSA No. 6 (II) Partnership in Lawrence, Pennsylvania for cash of approximately $6,900.

      In August 2000, GTE Mobilnet of California Limited Partnership redeemed the Company’s approximate 2.9% equity investment interest in the San Francisco Bay Area cluster for approximately $48,100 of current assets. The Company recorded a pretax gain of approximately $25,100, which is included in gain on disposition of assets in the consolidated statement of operations.

      In July 2000, the Company purchased the remaining 74.9% of the non-wireline (A-side) cellular license and wireless telephone system serving Lake Charles, Louisiana MSA No. 197 that it did not own.

      The following table summarizes the assets, liabilities and partners’ capital, and results of operations of the wireless partnerships in which the Company’s investments are accounted for by the equity method. The wireless partnerships’ results of operations are included for the period during which the Company held an equity investment interest in such partnerships. All amounts have been derived from the individual wireless partnerships’ financial statements and adjusted for interim financial activity from the wireless partnerships’ calendar year end to the Company’s fiscal year end.

	May 31,

(Unaudited)	2003	2002

Assets
Current	$8,991	$9,123
Noncurrent	12,671	11,343

Total assets	$21,662	$20,466

	May 31,

(Unaudited)	2003	2002

Liabilities and Partners’ Capital
Current liabilities	$1,151	$696
Partners’ capital	20,511	19,770

Total liabilities and partners’ capital	$21,662	$20,466

	Fiscal Year Ended May 31,

(Unaudited)	2003	2002	2001

Results of Operations
Revenue	$14,304	$16,900	$260,289
Costs and expenses	12,265	11,976	187,402
Other expense (income)	467	372	(2,007)

Net income	$1,572	$4,552	$74,894

Company share of partnership net income	$192	$564	$8,033

      Under the terms of certain partnership agreements, the Company may be committed to funding other partners’ portions of capital expenditures and other costs, if other means of financing are not available to the partnerships. The Company does not expect such funding to be material.

Note 6.	Supplementary Financial Information

      Property, plant and equipment consists of the following:

	May 31,

	2003	2002

Land	$3,277	$4,421
Transmission and distribution systems and related equipment(1)	898,774	907,275
Miscellaneous equipment and furniture and fixtures	147,495	115,294
PCS phones	62,112	46,407

	1,111,658	1,073,397
Accumulated depreciation	(436,084)	(332,104)

Property, plant and equipment, net	$675,574	$741,293

(1)	Inclusive of assets recorded under capital lease assets of $14,924 and $0 for fiscal years 2003 and 2002, respectively

     Depreciation expense was approximately $126,739, $119,527 and $86,375 for the years ended May 31, 2003, 2002 and 2001, respectively.

      Accrued expenses and other current liabilities consist of the following:

	May 31,

	2003	2002

Accrued miscellaneous	$61,753	$67,931
Deferred revenue and customer deposits	42,596	44,448
Accrued interest payable	24,129	26,477
Accrued income taxes payable	43,323	15,743

Accrued expenses and other current liabilities	$171,801	$154,599

Note 7. Debt

      Long-term debt consists of the following:

	May 31,

	2003	2002

Term Loans	$946,864	$1,009,120
Revolving Credit Facility	200,000	200,000
10 3/4% Subordinated Debt due 2008	370,000	370,000
Mezzanine Debt	202,794	174,529
Lucent Credit Facility	—	43,233
Cable TV Credit Facility	11,688	9,187
Capital Lease Obligations	14,924	—
Financing Obligation — Tower Sale	12,571	—
10 1/8% Senior Notes due 2005	219	219
Other	—	2,229

Total Long-Term Debt	1,759,060	1,808,517
Current Portion of Long-Term Debt	(89,401)	(65,795)

Net Long-Term Debt	$1,669,659	$1,742,722

      The Senior Credit Facility consists of four term loans. The borrowers under the Senior Credit Facility are Centennial Cellular Operating Co. LLC (“CCOC”) for a term loan with an original principal amount of $325,000, of which $268,125 is outstanding as of May 31, 2003, and Centennial Puerto Rico Operations Corp. (“CPROC”) for three separate term loans aggregating an original principal amount of $719,400, of which $678,739 is outstanding as of May 31, 2003. The Senior Credit Facility also includes a revolving credit facility with an aggregate principal amount of $250,000, of which $200,000 is outstanding as of May 31, 2003. The revolving credit facility is available to both of the borrowers. Borrowings under the term loans and the revolving credit facility bear interest at a rate per annum of the London Inter-Bank Offering Rate (“LIBOR”) plus the applicable margin. The maximum applicable margin for the term loans and revolving credit facility ranges between 3.00% and 3.50% above LIBOR. The Company has the ability to choose between various LIBORs at the interest reset dates. The weighted-average LIBOR at May 31, 2003 was 1.3%. The Company’s obligations under the Senior Credit Facility are guaranteed by substantially all of the Company’s subsidiaries and are collateralized by liens on substantially all of the Company’s assets. See later in this Note for a description of the Senior Credit Facility.

      The amounts outstanding under, and maturity dates of the Senior Credit Facility are as follows:

	Original	Amount
	Principal	Outstanding at
Senior Credit Facility	Amount	May 31, 2003	Final Maturity Date

	(In thousands)
Revolving Credit Facility(1)	$250,000	$200,000	November 30, 2006
Tranche A Term Loan	325,000	268,125	November 30, 2006
Tranche A-PR Term Loan	125,000	103,125	November 30, 2006
Tranche B-PR Term Loan	322,188	311,625	May 30, 2007
Tranche C-PR Term Loan	272,187	263,989	November 30, 2007

Total	$1,294,375	$1,146,864

(1)	Full revolving credit facility amount of $250 million can be drawn down.

     In December 1998, the Company and a wholly-owned subsidiary of the Company issued $370,000 of senior subordinated notes due 2008 to qualified institutional buyers under a private placement offering pursuant to Rule 144A and Regulation S under the Securities Act. In July 1999, the Company registered the $370,000 of debt securities with the SEC.

      In 1999, the Company issued $180,000 of unsecured subordinated notes due 2009 and common shares of the Company (“Mezzanine Debt”). All of the Mezzanine Debt is currently held by an affiliate of Welsh, Carson, Anderson & Stowe. The issuance has been allocated $157,500 to debt and $22,500 to equity. The difference between the face value of the Mezzanine Debt and the amount allocated to debt is being amortized over the term of the Mezzanine Debt. The Mezzanine Debt bears cash interest at a rate of 10% or paid-in-kind interest at a rate of 13% per annum.

      The Company has been informed by the administrative agent under the Senior Credit Facility that, as of May 31, 2002, it has used up all remaining baskets under the Senior Credit Facility to pay cash interest on the Mezzanine Debt and that any additional payments of cash interest on the Mezzanine Debt would be considered a default under the Senior Credit Facility. Accordingly, the Company is effectively prohibited from making any further payments of cash interest on the Mezzanine Debt, absent additional distributions from the equity investments in wireless systems that it holds. Any unpaid interest will be repaid upon maturity of the Mezzanine Debt. Paid-in-kind interest compounded on the Mezzanine Debt was $25,892 and $1,148 for the fiscal years ended May 31, 2003 and 2002, respectively. As of May 31, 2003, $202,794 was outstanding under the Mezzanine Debt.

      In January 2002, Centennial Puerto Rico Cable TV Corp. (“Centennial Cable”), a wholly-owned subsidiary of the Company, entered into a $15,000 credit agreement with Banco Popular de Puerto Rico (the “Cable TV Credit Facility”) to fund the digital conversion of its cable operations. Borrowings under the Cable TV Credit Facility bear interest at LIBOR (1.3% as of May 31, 2003) plus 3.50%. The Cable TV Credit Facility matures in May 2005. The maturity date was changed from February 2006 to May 2005 in connection with amendments to the Cable TV Credit Facility effected in May and July 2003 which also increased the quarterly amortization payments and modified certain of the covenants. Under the Cable TV Credit Facility, Centennial Cable is required to maintain certain financial covenants and is limited in its ability to, among other things, incur additional indebtedness. CPROC has guaranteed Centennial Cable’s obligation under the Cable TV Credit Facility and the facility is collateralized by a lien on the digital boxes, the monthly rental payments on the digital boxes and other equipment purchased with the borrowings under the Cable TV Credit Facility. As of May 31, 2003, $11,688 was outstanding under the Cable TV Credit Facility.

      Under certain of the above debt agreements, the Company is required to maintain certain financial and operating covenants, and is limited in its ability to, among other things, incur additional indebtedness. The Company is also effectively prohibited from paying cash dividends on its common stock under certain of the above debt agreements. The Company was in compliance with all covenants of its debt agreements at May 31, 2003.

      The aggregate annual principal payments for the next five years and thereafter under the Company’s long-term debt at May 31, 2003 are summarized as follows:

May 31, 2004	$89,401
May 31, 2005	112,145
May 31, 2006	135,504
May 31, 2007	573,600
May 31, 2008	254,677
May 31, 2009 and thereafter	593,733

$1,759,060

      Interest expense, as reflected on the financial statements, has been partially offset by interest income. The gross interest expense for the years ended May 31, 2003, 2002 and 2001 was approximately $145,360, $151,374 and $161,418, respectively.

      The Company utilizes interest rate swap and collar agreements to hedge variable interest rate risk under the term loans to a fixed rate as part of its interest rate risk management program. The interest rate swap and collar agreements cover a portion of the outstanding principal of the Company’s term loans. The notional amounts of the interest rate swap and collar agreements as of May 31, 2003 were $100,000 and

$100,000, respectively. The counterparties on the interest rate swap and collar agreements are major financial institutions. The interest rate swap agreements expire at various times through March 2004, while the interest rate collar agreement expires in February 2005. The Company paid $16,141 under the swap and collar agreements during the year ended May 31, 2003.

      On June 20, 2003, the Company sold $500,000 aggregate principal amount of its 10 1/8% senior unsecured notes due 2013 (the “Senior Notes”), in a private placement transaction. In connection with the sale of Senior Notes, on June 20, 2003, the Company amended its senior credit facility (the “Senior Credit Facility”). The Company received $470,000 in net proceeds from the offering and used these funds to make repayments under the Senior Credit Facility as follows:

•	$170,000 under the revolving credit facility

•	$85,000 under Term Loan A

•	$32,700 under Term Loan A-PR

•	$98,700 under Term Loan B-PR

•	$83,600 under Term Loan C-PR

      As part of the amendment, the applicable margins with respect to the interest rates for outstanding loans were increased by 0.25% and certain of the financial and other covenants in the Senior Credit Facility were modified.

Note 8.	Fair Value of Financial Instruments

      The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short-term maturity of these financial instruments. Fair value is determined by the most recently traded price of the security at the consolidated balance sheet date. The estimated fair value of the Company’s debt and derivative financial instruments is summarized as follows:

	May 31,

	2003		2002

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt	$1,759,060	$1,698,012	$1,808,517	$1,649,195
Derivative financial instruments:
Interest rate swap agreements	5,433	5,433	10,388	10,388
Interest rate collar agreement	2,483	2,483	2,558	2,558

      Fair value for debt was determined based on interest rates that are currently available to the Company for the issuance of debt with similar terms and remaining maturities. The fair values of the interest rate swap and collar agreements are estimated using quotes from brokers.

Note 9.	Compensation Plans and Arrangements

2000 Employee Stock Purchase Plan:

      In June 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the “Plan”). The Company has reserved 600,000 shares of common stock for issuance under the Plan. Under the Plan, eligible employees, which generally include all full-time employees, are able to subscribe for shares of common stock at a purchase price equal to 85% of the average market price (as defined) on the first or last day of the payroll deduction period relating to an offering under the Plan. Payment of the purchase price of the shares is made in installments through payroll deductions. The Plan is administered by the Compensation Committee of the Board of Directors. Rights to purchase shares of common stock under the Plan cannot be transferred by the recipient and can be forfeited in the event of employment termination. The number of shares purchased during the fiscal years ended May 31, 2003 and 2002 were 199,740 and 166,035, respectively. No shares were purchased under the Plan during the fiscal year ended May 31, 2001.

1999 Stock Option Plan:

      The Company’s 1999 Stock Option and Restricted Stock Purchase Plan (the “1999 Stock Option Plan”) provides for the grant of incentive stock options as defined in Section 422A of the Internal Revenue Code of 1986, as amended (the “Code”), as well as non-qualified stock options and the right to purchase shares of common stock of the Company on a restricted basis to employees, officers, directors and others providing services to the Company. Generally, the exercise price of incentive and non-qualified stock options and the purchase price of restricted stock may be as determined by the Board of Directors of the Company or a committee thereof. The exercise price of incentive stock options issued under the 1999 Stock Option Plan is required to be no less than the fair market value of shares of common stock at the time of grant of such options. The maximum term of each incentive stock option and non-qualified stock option issued under the 1999 Stock Option Plan is ten years. The 1999 Stock Option Plan was amended in September 2002 to increase the number of shares of common stock of the Company authorized for issue thereunder by 3,000,000 shares to an aggregate of 12,000,000 shares. All of the Company’s outstanding stock options are under the 1999 Stock Option Plan.

      For any participant who owns shares possessing more than 10% of the voting rights of the outstanding common stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of the shares subject to such option on the date of the grant and the term of the option may not be longer than five years. Options become exercisable at such time or times as the Board of Directors or committee granting such options determine when such options are granted. Options granted under the 1999 Stock Option Plan are generally not transferable by the holder. As of May 31, 2003 and 2002, 74,648 and 129,506 shares of common stock, respectively, were issued as restricted stock under the 1999 Stock Option Plan. During the year ended May 31, 2003, no shares of restricted stock were issued under the 1999 Stock Option Plan.

      A summary of the status of the Company’s stock options as of May 31, 2001, 2002 and 2003 and changes during the years then ended are presented below:

		Weighted-Average
	Shares	Exercise Price

Outstanding, June 1, 2000 (771,955 exercisable shares at a weighted-average exercise price of $4.65)	6,771,671	$9.29
Granted	1,237,500	17.60
Exercised	(397,136)	5.78
Canceled/ forfeited	(252,648)	11.40

Outstanding, May 31, 2001 (2,147,677 exercisable shares at a weighted-average exercise price of $8.07)	7,359,387	10.80
Granted	2,092,600	8.34
Exercised	(335,306)	4.73
Canceled/ forfeited	(501,849)	11.65

Outstanding, May 31, 2002 (3,645,688 exercisable shares at a weighted-average exercise price of $9.51)	8,614,832	10.39
Granted	820,000	2.62
Exercised	—	—
Canceled/ forfeited	(4,725,477)	15.36

Outstanding, May 31, 2003 (2,396,923 exercisable shares at a weighted-average exercise price of $6.05)	4,709,355	$5.57

      The following table summarizes information about options outstanding at May 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted-Average
Range of	Options	Remaining	Weighted-Average	Options	Weighted-Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$1.88-6.00	4,114,255	6.89 years	$4.24	2,073,260	$4.62
$8.83-13.56	311,350	7.16 years	12.13	130,063	11.95
$16.13-19.03	271,150	8.32 years	17.25	183,925	17.00
$24.38	12,600	6.80 years	24.38	9,675	24.38

	4,709,355	6.99 years	$5.57	2,396,923	$6.05

      The estimated weighted-average fair value of options granted during fiscal 2003, 2002 and 2001 were $2.10 per share, $5.12 per share, and $10.01 per share, respectively.

      In November 2002, the Company offered its employees who held stock options with an exercise price of $12.15 per share or more the opportunity to cancel those options in exchange for new options on a 1-for-2 basis (i.e. 1 new option for every 2 cancelled). The new options would be granted at least six months and one day after the date the surrendered options were cancelled and would have an exercise price equal to the average of the high and low price of the Company’s common stock on the new grant date. Pursuant to this option exchange program, on December 19, 2002, the Company accepted for cancellation 2,913,700 options and on June 23, 2003, it issued 1,304,150 options with an exercise price of $4.365, the average of the high and low sales price on the grant date, to the employees who participated in the option exchange program.

Retirement Plans:

      The Company sponsors 401(k) defined contribution retirement plans covering employees of its wholly owned subsidiaries. If a participant decides to contribute, a portion of the contribution is matched by the Company. The Company provides a profit sharing component to the retirement plans. The profit share contribution made by the Company is based on the results of the Company, as defined under the profit share agreement. Total expense under the plans was approximately $1,096, $1,000, and $1,067 for the years ended May 31, 2003, 2002, and 2001, respectively. There was no profit sharing component for the years ended May 31, 2003, 2002 and 2001.

Note 10.	Income Taxes

      (Loss) income before income tax benefit (expense), minority interest (loss) income and cumulative effect of change in accounting principle are as follows:

	Fiscal Year Ended May 31,

	2003	2002	2001

Domestic	$19,959	$69	$405,430
Foreign	(201,360)	(90,608)	(44,263)

Total	$(181,401)	$(90,539)	$361,167

      The components of the Company’s (benefit from) provision for income taxes are summarized as follows:

	Fiscal Year Ended May 31,

	2003	2002	2001

Current:
Federal	$5,559	$(16,212)	$107,778
State	2,141	3,194	44,902
Foreign	1,785	137	254

	9,485	(12,881)	152,934

Deferred:
Federal	(42,702)	1,478	34,619
State	(2,571)	844	(1,861)
Foreign	(34,232)	(917)	—

	(79,505)	1,405	32,758

Total	$(70,020)	$(11,476)	$185,692

      The effective income tax rate of the Company differs from the statutory rate as a result of the following items:

	Fiscal Year Ended May 31,

	2003	2002	2001

Computed tax (benefit) expense at federal statutory rate on the (loss) earnings before income taxes and minority interest	$(63,490)	$(31,688)	$126,409
Nondeductible amortization resulting from acquired subsidiaries	—	2,858	1,872
Minority interest in (income) loss of subsidiaries	(173)	539	3,695
Difference in gain on dispositions related to nondeductible goodwill	—	—	16,171
State and local income tax provision, net of federal income tax benefit	(279)	2,625	27,977
Book impairment of nondeductible basis difference	(17,720)	2,101	—
Acquired tax NOLs for which no tax benefit had been previously recorded	—	(5,877)	—
Nondeductible interest related to high yield debt obligation	1,971	677	1,286
Basis difference realized upon disposition of subsidiaries	(2,776)	—	—
Foreign tax rate differential	620	—	—
Foreign loss not subject to income tax	7,971	16,703	8,404
Dominican Republic valuation allowance	2,704	—	—
Other	1,152	586	(122)

	$(70,020)	$(11,476)	$185,692

      Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:

	Fiscal Year Ended
	May 31,

	2003	2002

Deferred Tax Assets:
Tax loss and credit carryforwards	$59,767	$56,325
High yield debt obligation	15,035	5,910
Unrealized loss on interest rate swaps	3,193	5,227
Bad debt reserve	3,210	3,046
Deferred income	2,600	2,644
Other	2,593	3,915
Valuation allowance	(14,285)	(8,253)

	72,113	68,814

Deferred Tax Liabilities:
Amortization of intangible assets	60,303	56,020
Depreciation of fixed assets	66,594	75,721

	126,897	131,741

Net deferred tax liabilities	$(54,784)	$(62,927)

      At May 31, 2003, the Company’s consolidated balance sheet includes a current deferred tax asset of $8,004 (which is included in prepaid expenses and other current assets) and a non-current deferred tax liability of $62,788.

      At May 31, 2003, the Company had approximately $65,971 of net operating loss carryforwards for federal income tax purposes, expiring between 2012 and 2022, approximately $28,014 of which are subject to limitations on their future utilization under the Internal Revenue Code of 1986. A valuation allowance has been recorded against approximately $11,223 of these net operating loss carryforwards. The Company also had approximately $167,477 of state tax net operating loss carryforwards, expiring between 2004 and 2019. A valuation allowance has been recorded against approximately $98,232 of the state net operating loss carryforwards. In addition, the Company had approximately $7,724 of net operating loss carryforwards for Dominican Republic income tax purposes which will expire in 2006. A full valuation allowance has been recorded against these net operating loss carryforwards.

      At May 31, 2003, the Company has U.S. federal minimum tax credit carryforwards of approximately $21,966 and Puerto Rico minimum tax credit carryforwards of approximately $638 which are available to reduce U.S. federal and Puerto Rico regular income taxes, respectively, if any, over an indefinite period.

      The Company has not provided for any U.S. deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. If such earnings were not considered indefinitely reinvested, deferred U.S. and foreign income taxes would have been provided, after consideration of estimated foreign tax credits. However, determination of the amount of deferred federal and foreign income taxes is not practical.

      The income tax benefits of employee stock option compensation expense for tax purposes in excess of the amounts recognized for financial reporting purposes credited to additional paid-in capital was $0, $332 and $1,054 for the years ended May 31, 2003, 2002 and 2001, respectively.

      The Company recorded a decrease in its liabilities resulting from the adjustment of the carrying amounts of its derivatives to reflect their fair values as a credit to accumulated other comprehensive income, net of deferred taxes of approximately $3,193.

Expense in Lieu of Income Taxes:

      In accordance with the terms of the Concession Contract signed with the Dominican Government, which was in effect until December 2002, AACR, an 80% owned subsidiary of the Company, had an exemption from income tax. Rather, AACR was subject to a Canon Tax equal to 10% of gross Dominican Republic revenue, after deducting charges for access to the local network, plus 10% of net international settlement revenue. The Canon Tax, which was included in cost of services in the consolidated statements of operations, is based on the amounts collected monthly by AACR and is payable within the first ten days of the month following collection.

      Effective January 1, 2003, all telecommunications companies in the Dominican Republic were required to adopt the tax system established by the Dominican Republic Tax Code. Therefore, AACR will no longer be subject to the Canon Tax but will now pay a tax equal to 25% of taxable profits with a minimum tax of 1.5% on gross revenue. The change to the income tax system did not have a material effect on the Company’s consolidated financial position for the year ended May 31, 2003.

Note 11. Related Party Transactions

      Welsh Carson and its affiliates hold approximately 59% of the Company’s outstanding common stock, and The Blackstone Group and its affiliates hold approximately 29% of the Company’s outstanding common stock. The Company entered into a stockholders’ agreement with Welsh Carson VIII and Blackstone Capital Partners (“Blackstone”), under which an affiliate of each of Welsh Carson VIII and Blackstone receives an annual monitoring fee of $450 and $300, respectively. The Company recorded expenses of $750 under the stockholders’ agreement for each of the years ended May 31, 2003, 2002 and 2001. At May 31, 2003 and 2002, $125 of such amounts was recorded within payable to affiliates in the Company’s consolidated balance sheets.

      In 1999, we issued the Mezzanine Debt to an affiliate of Welsh Carson. All of the Mezzanine Debt is currently held by an affiliate of Welsh Carson. The issuance has been allocated $157.5 million to debt and $22.5 million to equity. The difference between the face value of the Mezzanine Debt and the amount allocated to debt is being amortized over the term of the Mezzanine Debt. The Mezzanine Debt currently bears paid-in-kind interest at a rate of 13% per annum.

      We have been informed by the administrative agent under the senior credit facility that, as of May 31, 2002, we have used up all remaining baskets under the senior credit facility to pay cash interest on the Mezzanine Debt and that any additional payments of cash interest on the Mezzanine Debt would be considered a default under the senior credit facility. Accordingly, we are effectively prohibited from making any further payments of cash interest on the Mezzanine Debt, absent additional distributions from the equity investments in wireless systems that we hold. Any unpaid interest will be repaid upon maturity of the Mezzanine Debt.

      The Company is a party to various transactions involving entities controlled by Abraham Selman, the 20% minority shareholder in AACR. During the year ended May 31, 2003, the Company paid entities owned by Mr. Selman amounts totaling approximately $1,451, including $1,290 related to the build-out of AACR’s operations in the Dominican Republic. At May 31, 2003, the Company owed approximately $52 to entities controlled by Mr. Selman. At May 31, 2003, the Company was owed approximately $258 by companies under Mr. Selman’s control.

      In connection with our $500 million Senior Notes offering and related amendment to the senior credit facility, we agreed to reimburse Welsh Carson and The Blackstone Group for their outside counsel legal fees in the amount of $1,118.7 and $125.0, respectively.

Note 12. Commitments and Contingencies

Legal Proceedings:

      The Company is party to several lawsuits in which plaintiffs have alleged, depending on the case, breach of contract, misrepresentation or unfair practice claims relating to its billing practices, including rounding up of partial minutes of use to full-minute increments, billing send to end, and billing for unanswered and dropped calls. The plaintiffs in these cases have not alleged any specific monetary damages and are seeking certification as a class action. A hearing on class certification in one of these cases is to be held on September 2, 2003 in a state court in Louisiana. Damages payable by the Company could be significant, although the Company does not believe any damage payments would have a material adverse effect on its consolidated results of operations.

      In April 2002, WHTV Broadcasting Corp. and Sala Foundation Inc., operators of a wireless cable system in Puerto Rico, filed an action against the Company in the United States District Court for the District of Puerto Rico. The complaint alleges that the Company breached the terms of a November 2000 letter of intent to purchase the wireless cable system for $30,000. The complaint seeks specific performance of the letter of intent or not less than $15,000 in damages.

      The ultimate outcome of these matters cannot be predicted with certainty, and accordingly, the aggregate ultimate liability of Centennial, if any, with respect to these matters is not determinable at this time.

      To the Company’s knowledge, there are no other material pending legal proceedings to which the Company or its subsidiaries are a party or of which any of its property is subject that is likely to have a material adverse effect on the Company’s business or consolidated results of operations.

Lease Commitments:

      The Company leases facilities and equipment under noncancelable operating leases. Additionally, as discussed in Note 4 to the Consolidated Financial Statements, during the year ended May 31, 2003, the Company entered into sale-leaseback transactions where the Company sold telecommunication towers and leased back the same telecommunications towers. As a result of provisions in the sale and lease-back agreement that provides for continuing involvement by the Company, the Company will account for the sale and lease-back of certain towers as a finance obligation. For the sale and lease-back of towers determined to have no continuing involvement, sale-leaseback accounting has been followed. Accordingly, the Company has recognized a deferred gain on the sale of such telecommunications towers and will account for substantially all of its payments under the lease-backs as capital leases. As such, the deferred gain is being amortized in proportion to the amortization of the leased telecommunications towers. Terms of the leases, including renewal options and escalation clauses, vary by lease.

      As of May 31, 2003, the future minimum rental commitments under noncancelable leases with initial terms in excess of one year for the next five years and thereafter were as follows:

			Net
	Operating	Less:	Operating	Capital
	Leases	Sublease	Leases	Leases

May 31, 2004	$23,418	$660	$22,758	$1,601
May 31, 2005	21,173	606	20,567	1,649
May 31, 2006	17,845	435	17,410	1,697
May 31, 2007	13,713	193	13,520	1,748
May 31, 2008	10,119	61	10,058	1,804
May 31, 2009 and thereafter	100,008	—	100,008	37,199

Total minimum lease payments	$186,276	$1,955	$184,321	45,698

Less amount representing interest				(30,774)

Present value of net minimum lease payments				$14,924

      Rent expense under operating leases was approximately $24,259, $23,131 and $16,757 for the years ended May 31, 2003, 2002 and 2001, respectively.

Other Commitments and Contingencies:

      In May 2003, the Company entered into a multi-year agreement with Ericsson, Inc., to purchase equipment and services from Ericsson to overlay the Company’s U.S. wireless networks with global system for mobile communications (“GSM”)/ general packet radio service (“GPRS”) technology.

      In fiscal year 2003 the Company entered into multi-year roaming agreements with Cingular Wireless and AT&T Wireless for analog, time division multiple access digital technology (“TDMA”) and GSM traffic. Under these agreements, the Company is required to overlay its existing U.S. wireless network with a GSM network over the next three years. The Company expects the GSM overlay will require incremental expenditures, above its historical U.S. wireless expenditure levels, of approximately $20,000 to $30,000 over the next three years. In connection with the roaming agreement with AT&T Wireless, AT&T Wireless granted the Company two separate options to purchase 10MHz of spectrum covering an aggregate of approximately 4.2 million Pops in Michigan and Indiana. The aggregate exercise price of the options is $20,000, but the options may be exercised on a proportionate basis for less than all of the 4.2 million Pops. The options have a two-year term.

      During the year ended May 31, 2003, an affiliate of Welsh Carson purchased in open market transactions approximately $153,000 principal amount of the 10 3/4% Notes. Together with the previous purchases, the Welsh Carson affiliate holds approximately $189,000 principal amount of the 10 3/4% Notes. On September 24, 2002, the Company entered into an indemnification agreement with the Welsh Carson affiliate pursuant to which the Welsh Carson affiliate agreed to indemnify the Company in respect of taxes which may become payable by the Company as a result of these purchases. In connection with these transactions, the Company recorded a $15,925 income tax payable included in accrued expenses and other current liabilities, and a corresponding amount due from the Welsh Carson affiliate that is included in prepaid expenses and other current assets.

      In July 2001, the Company entered into an agreement with Nortel Networks pursuant to which the Company agreed, subject to certain conditions, to purchase equipment and installation services for its U.S. wireless operations through June 30, 2003 at a cost of approximately $40,000. The Company has committed to purchase $39,060 under this agreement as of May 31, 2003.

Note 13. Condensed Consolidating Financial Data

      CCOC and CPROC are wholly-owned subsidiaries of the Company. CCOC is a joint and several co-issuer on the $370,000 Subordinated Debt issued by the Company, and CPROC has guaranteed the notes. Separate financial statements and other disclosures concerning CCOC and CPROC are not presented because they are not material to investors.

CONDENSED CONSOLIDATING BALANCE SHEET FINANCIAL DATA

As of May 31, 2003
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Assets
Current assets:
Cash and cash equivalents	$36,308	$—	$33,384	$—	$—	$69,692
Accounts receivable — net	31,714	—	40,557	—	(494)	71,777
Inventory — phones and accessories, net	1,704	—	3,985	—	—	5,689
Prepaid expenses and other current assets	4,792	—	29,578	—	—	34,370

Total current assets	74,518	—	107,504	—	(494)	181,528
Property, plant & equipment, net	261,452	—	414,122	—	—	675,574
Equity investments in wireless systems, net	—	—	2,568	—	—	2,568
Debt issuance costs, net	16,832	—	22,610	—	—	39,442
U.S. wireless licenses, net	—	—	371,766	—	—	371,766
Caribbean wireless licenses, net	—	—	71,492	—	—	71,492
Cable franchise costs, net	—	—	52,139	—	—	52,139
Goodwill, net	4,186	—	22,518	—	—	26,704
Intercompany	—	1,311,057	993,929	594,399	(2,899,385)	—
Investment in subsidiaries	—	(467,678)	732,008	(918,785)	654,455	—
Other assets, net	5,119	—	20,516	—	—	25,635

Total	$362,107	$843,379	$2,811,172	$(324,386)	$(2,245,424)	$1,446,848

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$27,961	$56,875	$4,565	$—	$—	$89,401
Accounts payable	8,256	—	10,533	—	—	18,789
Accrued expenses and other current liabilities	30,620	—	141,675	—	(494)	171,801
Payable to affiliates	—	—	125	—	—	125

Total current liabilities	66,837	56,875	156,898	—	(494)	280,116
Long-term debt	651,039	781,469	34,357	202,794	—	1,669,659
Deferred federal income taxes	—	—	62,788	—	—	62,788
Other liabilities	—	7,914	5,097	—	—	13,011
Intercompany	26,030	920,500	1,905,456	47,310	(2,899,296)	—
Minority Interest	—	—	360	—	—	360
Stockholders’ equity (deficit):
Common stock	—	—	237	958	(237)	958
Preferred stock	465,000	—	177,120	—	(642,120)	—
Additional paid-in capital	(818,498)	—	1,329,543	437,018	(511,044)	437,019
Accumulated deficit	(28,301)	(918,785)	(860,680)	(1,011,389)	1,807,767	(1,011,388)
Accumulated other comprehensive loss	—	(4,594)	—	—	—	(4,594)

	(381,799)	(923,379)	646,220	(573,413)	654,366	(578,005)
Less: treasury shares	—	—	—	(1,077)	—	(1,077)
Deferred compensation	—	—	(4)	—	—	(4)

Total stockholders’ equity (deficit)	(381,799)	(923,379)	646,216	(574,490)	654,366	(579,086)

Total	$362,107	$843,379	$2,811,172	$(324,386)	$(2,245,424)	$1,446,848

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FINANCIAL DATA

For the Year Ended May 31, 2003
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Revenue	$292,153	$—	$461,532	$—	$(7,950)	$745,735

Costs and expenses:
Cost of equipment sold	21,988	—	49,688	—	—	71,676
Cost of services	47,447	—	111,631	—	(3,569)	155,509
Sales and marketing	34,874	—	58,068	—	—	92,942
General and administrative	61,861	—	77,438	—	(4,381)	134,918
Depreciation and amortization	61,732	—	77,571	—	—	139,303
Loss on impairment of assets	—	—	189,492	—	—	189,492
Loss (gain) on disposition of assets	1,047	—	(2,876)	—	—	(1,829)

	228,949	—	561,012	—	(7,950)	782,011

Operating income (loss)	63,204	—	(99,480)	—	—	(36,276)

Income from equity investments	—	—	192	—	—	192
(Loss) income from investments in subsidiaries	—	(83,542)	26,317	(83,542)	140,767	—
Interest expense — net	(36,887)	(53,730)	(25,323)	(28,332)	—	(144,272)
Other	—	—	(1,045)	—	—	(1,045)
Intercompany interest allocation	—	53,730	(53,730)	—	—	—

Income (loss) before income tax expense and minority interest	26,317	(83,542)	(153,069)	(111,874)	140,767	(181,401)
Income tax benefit	—	—	70,020	—	—	70,020

Income (loss) before minority interest	26,317	(83,542)	(83,049)	(111,874)	140,767	(111,381)
Minority interest in loss of subsidiaries	—	—	(493)	—	—	(493)

Net income (loss)	$26,317	$(83,542)	$(83,542)	$(111,874)	$140,767	$(111,874)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FINANCIAL DATA

For the Year Ended May 31, 2003
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Operating activities:
Net income (loss)	$26,317	$(83,542)	$(83,542)	$(111,874)	$140,767	$(111,874)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	61,732		77,571	—	—	139,303
Non cash paid-in kind interest	—	—	—	25,892	—	25,892
Minority interest in loss of subsidiaries	—	—	493	—	—	493
Deferred taxes	—	—	(79,504)	—	—	(79,504)
Income from equity investments	—	—	(192)	—	—	(192)
Loss on impairment of assets	—	—	189,492	—	—	189,492
Equity in undistributed earnings of subsidiaries	—	83,542	(26,317)	83,542	(140,767)	—
Loss (gain) on disposition of assets	1,047	—	(2,876)	—	—	(1,829)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable — decrease	14,783	—	2,396	—	211	17,390
Prepaid expenses and other current assets — increase	(853)	—	(5,559)	—	—	(6,412)
Accounts payable, accrued expenses and other current liabilities — increase (decrease)	844	—	27,485	—	(211)	28,118
Deferred revenue and customer deposits — (decrease)	(699)	—	(789)	—	—	(1,488)
Other	16,296	—	(22,365)	2,683	—	(3,386)

Total adjustments	93,150	83,542	159,835	112,117	(140,767)	307,877

Net cash provided by operating activities	119,467	—	76,293	243	—	196,003

Investing activities:
Proceeds from disposition of assets, net of cash expenses	—	—	25,199	—	—	25,199
Payments, net, for assets held under capital leases	—	—	(105)	—	—	(105)
Distributions received from equity investments	—	—	67	—	—	67
Capital expenditures	(64,880)	—	(68,229)	—	—	(133,109)

Net cash used in investing activities	(64,880)	—	(43,068)	—	—	(107,948)

Financing activities:
Proceeds from the issuance of long-term debt	335	20,000	16,063	—	—	36,398
Repayment of debt	(21,706)	(20,000)	(3,832)	(40,625)	—	(86,163)
Debt issuance costs	—	—	(2,954)	—	—	(2,954)
Proceeds from issuance of common stock under employee stock purchase plan	—	—	—	485	—	485
Cash received from (paid to) affiliates	5,652	—	56	—	(5,708)	—
Cash advances (to subsidiaries) from parent	(16,099)	—	(29,506)	39,897	5,708	—

Net cash used in financing activities	(31,818)	—	(20,173)	(243)	—	(52,234)

Net increase in cash and cash equivalents	22,769	—	13,052	—	—	35,821
Cash and cash equivalents, beginning of period	13,539	—	20,332	—	—	33,871

Cash and cash equivalents, end of period	$36,308	$—	$33,384	$—	$—	$69,692

CONDENSED CONSOLIDATING BALANCE SHEET FINANCIAL DATA

As of May 31, 2002
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Assets
Current assets:
Cash and cash equivalents	$13,539	$—	$20,332	$—	$—	$33,871
Accounts receivable — net	46,440	—	43,794	—	(1,458)	88,776
Inventory — phones and accessories — net	1,636	—	10,502	—	—	12,138
Prepaid expenses and other current assets	3,966	—	16,918	—	—	20,884

Total current assets	65,581	—	91,546	—	(1,458)	155,669
Property, plant & equipment — net	270,073	—	471,220	—	—	741,293
Equity investments in wireless systems — net	—	—	2,443	—	—	2,443
Debt issuance costs — net	20,884	—	22,670	—	—	43,554
U.S. wireless licenses — net	—	—	326,711	—	—	326,711
Caribbean wireless licenses — net	—	—	72,492	—	—	72,492
Goodwill — net	4,186	—	23,798	—	—	27,984
Franchise license costs — net	—	—	193,021	—	—	193,021
Intercompany	—	1,324,446	980,084	593,824	(2,898,354)	—
Investment in subsidiaries	—	(360,241)	556,719	(842,768)	646,290	—
Other assets — net	5,413	5,227	38,929	—	(5,227)	44,342

Total	$366,137	$969,432	$2,779,633	$(248,944)	$(2,258,749)	$1,607,509

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$21,631	$40,625	$3,539	$—	$—	$65,795
Accounts payable	17,478	—	14,076	—	(1,050)	30,504
Accrued expenses and other current liabilities	35,077	—	119,930	—	(408)	154,599
Payable to affiliates	—	—	125	—	—	125

Total current liabilities	74,186	40,625	137,670	—	(1,458)	251,023
Long-term debt	678,740	838,125	51,109	174,748	—	1,742,722
Deferred federal income taxes	—	—	76,004	—	(5,227)	70,777
Other liabilities	—	12,946	—	—	—	12,946
Intercompany	21,324	920,500	1,909,449	47,243	(2,898,516)	—
Minority interest	—	—	976	—	—	976
Stockholders’ equity (deficit):
Common stock	—	—	—	955	—	955
Preferred stock	465,000	—	—	—	(465,000)	—
Additional paid-in capital	(818,498)	—	1,381,565	436,273	(563,067)	436,273
Accumulated deficit	(54,615)	(835,242)	(777,140)	(899,514)	1,666,997	(899,514)
Accumulated other comprehensive loss	—	(7,522)	—	(7,522)	7,522	(7,522)

	(408,113)	(842,764)	604,425	(469,808)	646,452	(469,808)
Less: treasury shares	—	—	—	(1,077)	—	(1,077)
Deferred compensation	—	—	—	(50)	—	(50)

Total stockholders’ equity (deficit)	(408,113)	(842,764)	604,425	(470,935)	646,452	(470,935)

Total	$366,137	$969,432	$2,779,633	$(248,944)	$(2,258,749)	$1,607,509

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FINANCIAL DATA

For the Year Ended May 31, 2002
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Revenue	$265,406	$—	$454,206	$—	$(3,759)	$715,853

Costs and expenses:
Cost of equipment sold	12,694	—	45,726	—	(724)	57,696
Cost of services	41,354	—	123,331	—	(1,223)	163,462
Sales and marketing	39,125	—	65,256	—	—	104,381
General and administrative	56,007	—	83,523	—	(1,812)	137,718
Depreciation and amortization	60,205	—	98,742	—	—	158,947
Loss on impairment of assets	—		33,985		—	33,985
(Gain) loss on disposition of assets	(22)	—	547	—	—	525

	209,363	—	451,110	—	(3,759)	656,714

Operating income	56,043	—	3,096	—	—	59,139

Income from equity investments	—	—	564	—	—	564
(Loss) income from investments in subsidiaries	—	(57,131)	11,077	(57,131)	103,185	—
Interest expense — net	(44,966)	(83,638)	(1,344)	(20,390)	—	(150,338)
Other	—	—	96	—	—	96
Intercompany interest allocation	—	83,638	(83,638)	—	—	—

Income (loss) before income tax expense and minority interest	11,077	(57,131)	(70,149)	(77,521)	103,185	(90,539)
Income tax benefit	—	—	11,476	—	—	11,476

Income (loss) before minority interest	11,077	(57,131)	(58,673)	(77,521)	103,185	(79,063)
Minority interest in loss of subsidiaries	—	—	1,542	—	—	1,542

Net income (loss)	$11,077	$(57,131)	$(57,131)	$(77,521)	$103,185	$(77,521)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FINANCIAL DATA

For the Year Ended May 31, 2002
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Operating activities:
Net income (loss)	$11,077	$(57,131)	$(57,131)	$(77,521)	$103,185	$(77,521)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	60,205	—	98,742	—	—	158,947
Non cash paid-in kind interest	—	—	—	1,148	—	1,148
Minority interest in loss of subsidiaries	—	—	(1,542)	—	—	(1,542)
Deferred income taxes	—	—	1,405	—	—	1,405
Income from equity investments	—	—	(564)	—	—	(564)
Equity in undistributed earnings of subsidiaries	—	57,131	(11,077)	57,131	(103,185)	—
Loss on impairment of assets	—	—	33,985	—	—	33,985
(Gain) loss on disposition of assets	(22)	—	547	—	—	525
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable — (increase)	(12,817)	—	(4,780)	—	1,458	(16,139)
Prepaid expenses and other current assets — decrease	737	—	3,333	—	—	4,070
Accounts payable, accrued expenses and other current liabilities — increase (decrease)	1,392	—	(8,766)	—	(1,458)	(8,832)
Deferred revenue and customer deposits — increase	5,924	—	4,869	—	—	10,793
Non cash expenses and other	27,834	—	(20,090)	1,201	—	8,945

Total adjustments	83,253	57,131	96,062	59,480	(103,185)	192,741

Net cash provided by (used in) operating activities	94,330	—	38,931	(18,041)	—	115,220

Investing activities:
Proceeds from disposition of assets, net of cash expenses	122	—	95	—	—	217
Capital expenditures	(91,226)	—	(123,453)	—	—	(214,679)
Acquisitions, net of cash acquired	—	—	(1,323)	—	—	(1,323)
Payments, net, for assets held under capital leases	—	—	(9,100)	—	—	(9,100)
Distributions received from equity investments	—	—	43	—	—	43

Net cash used in investing activities	(91,104)	—	(133,738)	—	—	(224,842)

Financing activities:
Proceeds from the issuance of long-term debt	55,000	98,000	50,251	—	—	203,251
Repayment of debt	(17,129)	(70,250)	(595)	(1,388)	—	(89,362)
Debt issuance costs paid	(4,000)	—	(576)	—	—	(4,576)
Proceeds from the exercise of stock options	—	—	—	1,587	—	1,587
Proceeds from issuance of common stock under employee stock purchase plan	—	—	—	1,898	—	1,898
Capital contributed from minority interest in subsidiaries	—	—	7,350	—	—	7,350
Cash (paid to) received from affiliates	(32,458)	(27,750)	60,208	—	—	—
Cash advances (to parent) from subsidiaries	—	—	(15,944)	15,944	—	—

Net cash provided by financing activities	1,413	—	100,694	18,041	—	120,148

Net increase in cash and cash equivalents	4,639	—	5,887	—	—	10,526
Cash and cash equivalents, beginning of period	8,900	—	14,445	—	—	23,345

Cash and cash equivalents, end of period	$13,539	$—	$20,332	$—	$—	$33,871

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FINANCIAL DATA

For the Year Ended May 31, 2001
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Revenue	$229,669	$—	$418,879	$—	$(4,656)	$643,892

Costs and expenses:
Cost of equipment sold	9,030	—	39,883	—	—	48,913
Cost of services	28,008	—	103,456	—	(406)	131,058
Sales and marketing	35,799	—	58,565	—	—	94,364
General and administrative	46,797	—	71,902	—	(4,250)	114,449
Depreciation and amortization	49,158	—	65,486	—	—	114,644
Gain on disposition of assets	(5)	—	(369,176)	—	—	(369,181)

	168,787	—	(29,884)	—	(4,656)	134,247

Operating income	60,882	—	448,763	—	—	509,645

Income from equity investments	—	—	8,033	—	—	8,033
Income from investments in subsidiaries	—	204,091	(7,590)	204,091	(400,592)	—
Interest expense — net	(66,846)	(69,894)	1,335	(21,174)	—	(156,579)
Other	—	—	68	—	—	68
Intercompany interest allocation	—	69,894	(69,894)	—	—	—

(Loss) income before income tax expense, minority interest and cumulative effect of change in accounting principle	(5,964)	204,091	380,715	182,917	(400,592)	361,167
Income tax expense	—	—	(185,692)	—	—	(185,692)

(Loss) income before minority interest and cumulative effect of change in accounting principle	(5,964)	204,091	195,023	182,917	(400,592)	175,475
Minority interest in loss of subsidiaries	—	—	11,161	—	—	11,161

(Loss) income before cumulative effect of change in accounting principle	(5,964)	204,091	206,184	182,917	(400,592)	186,636
Cumulative effect of change in accounting principle	(1,626)	—	(2,093)	—	—	(3,719)

Net (loss) income	$(7,590)	$204,091	$204,091	$182,917	$(400,592)	$182,917

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FINANCIAL DATA

For the Year Ended May 31, 2001
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Operating activities
Net (loss) income	$(7,590)	$204,091	$204,091	$182,917	$(400,592)	$182,917

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	49,158	—	65,486	—	—	114,644
Minority interest in loss of subsidiaries	—	—	(11,161)	—	—	(11,161)
Deferred income taxes	—	—	32,758	—	—	32,758
Income from equity investments	—	—	(8,033)	—	—	(8,033)
Equity in undistributed earnings of subsidiaries	—	(204,091)	7,590	(204,091)	400,592	—
(Gain) loss on disposition of assets	(5)	—	(369,176)	—	—	(369,181)
Cumulative effect of change in accounting principle	1,626	—	2,093	—	—	3,719
Noncash expenses	15,380	—	(17,630)	2,250	—	—
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable — (increase)	(6,570)	—	(4,092)	—	—	(10,662)
Prepaid expenses and other current assets — (increase)	(2,796)	—	(12,518)	—	—	(15,314)
Accounts payable, accrued expenses and other current liabilities — (decrease) increase	(4,378)	—	39,585	—	—	35,207
Deferred revenue and customer deposits — increase	8,632	—	6,773	—	—	15,405
Other	3,427	—	3,430	—	—	6,857

Total adjustments	64,474	(204,091)	(264,895)	(201,841)	400,592	(205,761)

Net cash provided by (used in) operating activities	56,884	—	(60,804)	(18,924)	—	(22,844)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Investing activities:
Proceeds from disposition of assets, net of cash expenses	$6	$—	$489,721	$—	$—	$489,727
Capital expenditures	(90,721)	—	(134,257)	—	—	(224,978)
Acquisitions, net of cash acquired	(2,002)	—	(342,167)	—	—	(344,169)
Deposits on long-term assets	—	—	(30,000)	—	—	(30,000)
Proceeds from maturity of restricted securities	—	—	19,888	—	—	19,888
Purchase of short-term investments	—	—	(250,519)	—	—	(250,519)
Proceeds from sale of short-term investments	—	—	252,626	—	—	252,626
Distributions received from equity investments	—	—	16,423	—	—	16,423
Capital contributed to equity investments	—	—	(821)	—	—	(821)

Net cash (used in) provided by investing activities	(92,717)	—	20,894	—	—	(71,823)

Financing activities:
Proceeds from the issuance of long-term debt	213,400	186,000	4,365	—	—	403,765
Repayment of debt	(238,900)	(40,000)	(19,813)	—	—	(298,713)
Debt issuance costs paid	—	—	(2,220)	—	—	(2,220)
Proceeds from the exercise of stock options	—	—	—	2,301	—	2,301
Cash received from (paid to) affiliates	65,255	(146,000)	80,745	—	—	—
Cash advances from subsidiaries (to parent)	63	—	(16,686)	16,623	—	—

Net cash provided by financing activities	39,818	—	46,391	18,924	—	105,133

Net increase in cash and cash equivalents	3,985	—	6,481	—	—	10,466
Cash and cash equivalents, beginning of year	4,915	—	7,964	—	—	12,879

Cash and cash equivalents, end of year	$8,900	$—	$14,445	$—	$—	$23,345

Note 14. Segment Information

      The Company’s consolidated financial statements include three distinct business segments: U.S. wireless, Caribbean wireless, and Caribbean broadband. The Company determines its segments based on the types of services offered and geographic location. U.S. wireless represents the Company’s wireless systems in the United States that it owns and manages. Caribbean wireless represents the Company’s wireless operations in Puerto Rico, the Dominican Republic and the U.S. Virgin Islands. Caribbean wireless also includes the Company’s wireless operations in Jamaica until the disposition of those operations in August 2002. Caribbean broadband represents the Company’s offering of broadband services including switched voice, dedicated (private line), video and other services in Puerto Rico and the Dominican Republic. Caribbean broadband also includes Infochannel Limited until its disposition in January 2003. The Company measures the operating performance of each segment based on adjusted operating income. Adjusted operating income is defined as earnings before cumulative effect of change in accounting principle, minority interest in income (loss) of subsidiaries, income tax (benefit) expense, other non-operating (income) loss, net interest expense, income from equity investments, (gain) loss on disposition of assets, loss on impairment of assets, special non-cash charge and depreciation and amortization. See Note 4 for a discussion of the sale of the Company’s Jamaican wireless operation and its Jamaican Internet service provider operation.

      Information about the Company’s operations in its three business segments for the years ended May 31, 2003, 2002 and 2001 is as follows:

	Year Ended May 31,

	2003	2002	2001

U.S. wireless
Service revenue	$259,164	$246,779	$240,856
Roaming revenue	77,628	92,584	109,487
Equipment sales	16,440	11,688	14,551

Total revenue	353,232	351,051	364,894
Adjusted operating income	160,435	148,905	152,307
Total assets	1,920,106	1,818,725	1,785,541
Capital expenditures	44,211	30,741	45,518
Caribbean wireless
Service revenue	247,644	222,036	182,865
Roaming revenue	3,001	1,331	1,707
Equipment sales	10,610	11,228	12,121

Total revenue	261,255	234,595	196,693
Adjusted operating income	96,613	78,492	79,044
Total assets	376,947	440,235	413,480
Capital expenditures	50,423	110,382	116,838
Caribbean broadband
Switched revenue	33,370	25,820	18,188
Dedicated revenue	39,515	31,346	20,126
Cable TV revenue	48,017	47,841	22,538
Other revenue	20,348	32,830	28,216

Total revenue	141,250	137,837	89,068
Adjusted operating income	38,642	25,199	23,757
Total assets	772,838	602,419	553,327
Capital expenditures	38,475	73,556	62,622
Eliminations
Total revenue(1)	(10,002)	(7,630)	(6,763)
Total assets(2)	(1,623,043)	(1,253,870)	(1,158,073)
Consolidated
Total revenue	745,735	715,853	643,892
Adjusted operating income	295,690	252,596	255,108
Total assets	1,446,848	1,607,509	1,594,275
Capital expenditures	133,109	214,679	224,978

(1)	Elimination of intercompany revenue, primarily from Caribbean broadband to Caribbean wireless.

(2)	Elimination of intercompany investments.

Reconciliation of adjusted operating income to Net (loss) income

	May 31,

	2003	2002	2001

Adjusted operating income	$295,690	$252,596	$255,108
Less Depreciation and amortization	(139,303)	(158,947)	(114,644)
Loss on impairment of assets	(189,492)	(33,985)	—
Gain (loss) on disposition of assets	1,829	(525)	369,181
Other	(5,000)	—	—

Operating (loss) income	(36,276)	59,139	509,645
Income from equity investments	192	564	8,033
Interest expense, net	(144,272)	(150,338)	(156,579)
Other	(1,045)	96	68
Income tax benefit (expense)	70,020	11,476	(185,692)
Minority interest (loss) income	(493)	1,542	11,161
Cumulative effect of change in accounting principle	—	—	(3,719)

Net (loss) income	$(111,874)	$(77,521)	$182,917

Note 15. Subsequent Events

      On June 20, 2003, the Company closed on its offering of the Senior Notes issued in a private placement transaction. In addition, the Company entered into an amendment to the Senior Credit Facility which provides it with additional flexibility under the financial and other covenants. Net proceeds of the offering were used to permanently repay $300,000 of the term loans under the Senior Credit Facility and the balance of the net proceeds were used to repay amounts outstanding under the revolving portion of the Senior Credit Facility and to pay fees and expenses related to the transaction. In May and July 2003, the Company amended its Cable TV Credit Facility. The amendment changed the maturity date from February 2006 to May 2005, increased the quarterly amortization payments and modified certain of the covenants. As a result of the above repayments, scheduled debt repayments for year ended May 31, 2004 have been reduced to $13,526.

      In November 2002, we offered our employees who held stock options with an exercise price of $12.15 per share or more the opportunity to cancel those options in exchange for new options on a 1-for-2 basis (i.e. 1 new option for every 2 cancelled). The new options would be granted at least six months and one day after the date the surrendered options were cancelled and would have an exercise price equal to the average of the high and low price of our common stock on the new grant date. Pursuant to this option exchange program, on December 19, 2002, we accepted for cancellation 2,913,700 options and on June 23, 2003, we issued 1,304,150 options with an exercise price of $4.365, the average of the high and low sales price on the grant date, to the employees who participated in the option exchange program.

Note 16. Quarterly Financial Information (unaudited)

	Three Months Ended

	August 31,	November 30,	February 28,	May 31,
	2002	2002	2003	2003

Revenue	$191,894	$180,719	$182,030	$191,092
Operating income (loss)	41,699	30,661	(156,832)	48,196
Net (loss) income	(241)	(13,474)	(159,577)	61,418
(Loss) income per common share:
Basic	(0.00)	(0.14)	(1.67)	0.64
Diluted	(0.00)	(0.14)	(1.67)	0.64

	Three Months Ended

	August 31,	November 30,	February 28,	May 31,
	2001	2001	2002	2002

Revenue	$174,164	$173,369	$176,702	$191,618
Operating income (loss)	28,594	20,437	13,633	(3,525)
Net loss	(8,716)	(20,326)	(13,050)	(35,429)
Loss per common share:
Basic	(0.09)	(0.21)	(0.14)	(0.37)
Diluted	(0.09)	(0.21)	(0.14)	(0.37)

Exchange Offer Of $500,000,000 In

Outstanding 10 1/8% Senior Notes Due 2013
(Cusip Nos. 15135EAA3 and U13973AA7)
For New 10 1/8% Senior Notes Due 2013

Centennial Communications Corp.

Centennial Cellular Operating Co. LLC

Guaranteed By Centennial Puerto Rico

Operations Corp.

PROSPECTUS